SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended on June, 2012

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the Annual Report and Financial Statements corresponding to the fiscal year ended on June 30, 2012 and on June 30, 2011 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires:

IRSA Inversiones y Representaciones Sociedad Anónima

Free translation of the Unaudited
Consolidated Financial Statements
For the fiscal year
beginning on July 1, 2011 and 2010
and ended on June 30, 2012 and 2011

IRSA Inversiones y Representaciones
Sociedad Anónima and subsidiaries

Free translation of the Unaudited Consolidated Financial Statements
For the fiscal year
beginning on July 1, 2011 and 2010 and
ended June 30, 2012 and 2011

IRSA Inversiones y Representaciones Sociedad Anónima
Annual Report

1. Corporate Profile
2. Letter to Shareholders
3. Macroeconomic Context
4.Operational Description
5. Business Strategy
6. Description of Operations
7. Competition
8. Subsecuent Events
9. Summary Selected Consolidated Financial and Other Information
10. Management Discussion and Analysis of the Company’s Results of Operations and Financial Resources
11. Revenue Recognition
12. Operating Costs and Expenses
13. Business segment Reporting
14. Results of IRSA operations for fiscal years ended on June 30 2012, 2011
15. IRSA`s Indebtedness
16. Corporate service agreement entered into with Cresud SACIF y A. and APSA
17. Board Directors and Management
18. Market Information
19. Prospects for the next year
20. Corporate Giovernance Report
21. Financial Statements

IRSA Inversiones y Representaciones Sociedad Anónima
Annual Report
1. CORPORATE PROFILE

Founded in 1943, IRSA Inversiones y Representaciones (“IRSA”, “we” or the “Company”) is one of Argentina’s leading real estate companies in terms of total assets and the only Argentine real estate company whose shares are listed both on the Buenos Aires Stock Exchange and on the New York Stock Exchange.

 We are engaged, directly and indirectly through subsidiaries and joint ventures, in a range of diversified real estate related activities in Argentina, including:

(i)	the acquisition, development and operation of shopping centers,
(ii)	the development and sale of residential properties,
(iii)	the acquisition and development of office and other non-shopping center properties primarily for rental purposes,
(iv)	the acquisition and operation of luxury hotels,
(v)	the acquisition of undeveloped land reserves for future development or sale, and
(vi)	selected real estate investments outside Argentina.

As of June 30, 2012 we owned 29.77%1 of Banco Hipotecario S.A. (“Banco Hipotecario”), one of the leading financial institutions in Argentina.

Our principal executive offices are located at Bolívar 108, Buenos Aires (C1066AAB), Argentina. Our administrative headquarters are located in the Intercontinental Plaza tower, Moreno 877, Floor 22, City of Buenos Aires (C1091AAQ). Our telephone number is +54 (11) 4323-7400, our fax number is +54 (11) 4323-7480 and our website is www.irsa.com.ar.

1 This figure does not consider the effect of Banco Hipotecario’s treasury stock.

2. LETTER TO SHAREHOLDERS

Dear Shareholders,

During this fiscal year we have made great achievements and addressed several challenges as well.  Our rental businesses, which account for near 60% of our assets, experienced very good results, led by shopping centers and offices which continued to grow at levels comparable to those of the last two years. Commercial and residential real estate values kept their rising trend, showing that real estate continues to be a great option for safeguarding value and the preferred choice for investment, as reflected by the highly attractive prices obtained from our sales of certain assets in our portfolio.

Our revenues totaled Ps. 1,567.3 million, representing a 8.7% annual increase, mainly explained by our shopping center and office segment while EBITDA reached Ps. 911.3 million (20.6% higher than in the previous fiscal year). Net income for the period 2012 was Ps. 280.1 million.

At country level, 2012 continued to exhibit satisfactory economic indicators, as activity levels reached a growth rate higher than 7%, driven again by consumption and higher purchasing power. These conditions favored retail sales in general and shopping center sales in particular.

Our tenants’ sales in shopping centers totaled Ps. 9,966.4 million, representing a 28% increase; we improved our portfolio’s occupancy, which stood at 98.4%, and revenues from this segment reached Ps. 871.7 million (29.2% higher than in the previous fiscal year). EBITDA from this segment reached Ps. 688.4 million, whereas the EBITDA/revenue margin was 79%.

During this year we added to our portfolio La Ribera shopping center, through the acquisition of a 50% interest in Nuevo Puerto Santa Fe, owner of this shopping center which features approximately 8,000 square meters of gross leaseable area and 50 stores and is located in Dock I of the City of Santa Fe’s harbor. In this way, APSA started to operate its thirteenth shopping center, as part of its expansion strategy to the provinces in the interior of Argentina.

Moreover, in December 2011 we started the works for rearranging the retail store mix in our Soleil shopping center located in Greater Buenos Aires, purchased by the Company in July 2010 with the aim of positioning it as the first Premium Outlet in Argentina. The current degree of progress of the works is 80%. This has been one of the cases in which our management has shown its vast experience and operating capacity, as may be seen by the significant improvement in results achieved after two years of operations.

Also in December 2011 we started to develop our “Arcos” project located in the neighborhood of Palermo, City of Buenos Aires. This project, which will follow a urban space model, aspires to be a distinct proposal, offering a variety of premium brands in an open-air environment. This new shopping center is expected to open in the spring of 2013, and it will add approximately 13,000 square meters of gross leaseable area and 70 stores to APSA’s portfolio, featuring its fourteenth shopping center. We hope that this new proposal, which also introduces a cultural space in the retail concept, will achieve the success of our latest developments, such as Dot Baires Shopping, which already ranks # 3 in our portfolio in terms of sales and aspires to position itself even better as it progresses in its maturing process.

On the other hand, we continue working on the first stage of development of a new shopping center in the City of Neuquén. We hope to have suitable business, financial and governmental conditions for speeding up progress in this development during the next fiscal year.

The Shopping Center segment is our main business and where we expect to continue expanding our current portfolio. We have reserves for future developments in the City of Paraná, the City of Tucumán and the neighborhood of Caballito, City of Buenos Aires. In addition, in various of our shopping centers we have the chance to increase their footage. We are studying the best timing for launching these and other new projects, as our management team’s vision is focused on the growth and development of this industry.

In addition, as part of this strategy we increased our equity interest in APSA from 94.9% to 95.6%.

Our Premium Office portfolio had a very good performance in 2012, showing rising occupancy levels and rental prices that recorded a slight increase in US$ per sqm. Having attained 100% occupancy in the Dot Building in the first quarter of this fiscal year, occupancy rates continued to rise during the rest of the year, reaching 98% at year-end, 7 points higher than at the closing of 2011. Therefore, during fiscal year 2012, this segment posted revenues for Ps. 192.3 million (16.8% higher than in the past year), an EBITDA of Ps. 130.0 million and an EBITDA margin of 68%.

The Hotel market in the City of Buenos Aires has shown sustained growth during fiscal year 2012. Supply has risen, reflecting higher competition but also a growing trend of investments and confidence in the industry’s sustainability. The year closed with favorable revenue indicators in our Sheraton and Intercontinental hotels.

Our hotel Llao Llao, in the City of Bariloche, posed the greatest challenge to us during this year. Bariloche was paralyzed after the eruption of the Puyehue volcano in June 2011, as the city was declared in state of emergency and tourism activity fell dramatically. Throughout that year, the hotel’s occupancy rate fell to 21.5% and rates were also revised downwards so as to attract tourists in spite of the weather problems caused by the volcano. In January 2012, airport operations in the City of Bariloche were resumed and occupancy rates in our hotel started to improve.

The Argentine real estate sector continues to show the strength that has characterized it during the last years, mainly because the industry has garnered investments from both individuals and corporations, who consider real estate to be a good value reserve in light of the financial markets’ volatility. In the past months, the Argentine Government has heightened restrictions on capital transfers abroad from Argentina and imposed limitations on the purchase of foreign currency notes. These measures have taken their toll on the real estate market, in which transactions have historically been made in dollars.

IRSA Inversiones y Representaciones Sociedad Anónima
Annual Report

We believe that there is still potential for a higher growth in real estate values in the long term, as in Argentina the vast majority of properties are free from indebtedness. This is reflected by the Argentine macroeconomic figures: the stock of mortgages accounts for less than 2% of the Argentine GDP. Besides, there is a nationwide deficit of more than 4 million houses. For this reason, if the mortgage market regains momentum, we expect a higher demand that will lead to increased industry activity.

Our Development and sale of properties segment has reported an EBITDA of Ps. 91.3 million. During this fiscal year we focused on both residential development activities and the sale of offices, stores and plots of land that are not strategic for the Company’s portfolio. As concerns our “Horizons” project, preliminary sales agreements have been executed for 100% of the units subject to sale. Construction of the towers in both blocks has been completed and the deeds of conveyance of their units are being executed, and we expect to finish delivering the last units during the next fiscal year. On the other hand, we have increased the sales of units in our “Caballito Nuevo” project, 89% of which has been sold, and in the “El Encuentro” suburban development, 96% of which has been sold.

As part of the process of rebalance of our portfolio started some years ago, we have continued to sell certain non-strategic assets of the Company, such as the Yacht V & VI building in the “Puerto del Centro” complex, located in Dock IV, Puerto Madero. The transaction price was Ps. 69.0 million, representing a value of US$ 3,250 per sqm. The book value of the property was Ps. 18.1 million. In this way, the Company leverages on the market value of its assets and real estate in general, which continues to be the main source of saving and value reserve in Argentina.

We have also sold several functional units in the “Palacio Alcorta” commercial property located in Av. Figueroa Alcorta for US$ 5.2 million. This price represented a value of US$ 6,800 per sqm, evincing the square meter value of retail properties in Buenos Aires.

Another major transaction closed in fiscal year 2012 was the transfer and sale of 50% of the stock capital of Quality Invest S.A. to our subsidiary Alto Palermo S.A. Quality Invest S.A. had purchased Nobleza Picardo’s industrial plant located in the District of San Martín, Province of Buenos Aires, in March 2011 and has recently obtained the consent of the Municipality of San Martin to broaden the range of intended uses of the site, adding as designated uses the commercial use.  Based on these considerations, we decided to sell this property to APSA in order for it to develop a shopping center in the future.

As concerns the sale of land reserves, we have sold a 7.9 hectare plot located in the District of San Justo, for a price of US$ 4.7 million. The land reserve had a book value of approximately US$ 0.91 million as of June 30, 2011.

All these are examples of the significant value of real estate and our asset portfolio in Argentina. It should be noted that part of our portfolio includes different land reserves in the City of Buenos Aires and other cities in Argentina which, although not directly reflected in our balance sheet, benefit from the upsurge in real property prices experienced in the Argentine market.

As regards our ownership interest in Banco Hipotecario, it has favorably impacted on our results, contributing Ps. 105.0 million in income during the fiscal year, an increase of 37% compared to the previous fiscal year, mainly due to the improvement in the bank’s financial margin. Banco Hipotecario ranks in a leading position in terms of solvency and liquidity levels; in turn, it has continued to grow in the segment of non-mortgage financial products and services and maintains a diversified, partially secured loan portfolio with a low degree of leverage. In addition, it has made progress in its policy of diversifying its funding sources, with a rise in the number of deposits used for funding, and has gained access to new forms of financing in the local capital market. We are confident of the bank’s future performance and potential synergy for financing the Company’s projects.

As concerns our investments outside Argentina, during this year our buildings in New York exhibited improved operating indicators, reflecting our management’s expertise in managing real estate assets. The Madison building, in which IRSA held a 49% interest as of June 30, currently features a 93% occupancy compared to 69% when we took over possession of the property. Rental prices also rose from US$ 40 to 45/sqm.  Besides, the Lipstick Building reached 86% occupancy as of the closing of 2012, generating an average monthly rent higher than US$ 63.0 per square meter.

We retained our interest in Hersha Hospitality Trust, a REIT listed on the New York Stock Exchange (NYSE), which has proved to be a great investment in light of its current stock price. During this fiscal year, our 9.13% interest in Hersha has generated a gain of Ps. 13.7 million.

In line with our strategy, during this year we executed an agreement with Supertel Hospitality Inc. whereby we acquired 3,000,000 convertible preferred shares in which IRSA invested an aggregate amount of approximately US$ 20 million. Supertel is a Real Estate Investment Trust listed on Nasdaq under the symbol “SPPR”, which started operations at the end of 1970 and went public in 1994. The company is focused on middle-class and long-stay hotels in 23 states in the United States of America, which are operated by various operators and franchises such as Comfort Inn, Days Inn, Hampton Inn, Holiday Inn, Sleep Inn and Super 8, among others.

During this fiscal year we consummated the largest issue of bonds in the local capital market in the last years, reaching an amount of Ps. 300 million, thanks to the market’s excellent demand. We had a much favorable participation of retail and private banking investors, which enabled us to restructure short-term debt maturities at highly convenient rates. We also paid cash dividends to our shareholders in two opportunities for a total amount of Ps. 310.6 million.

Contributing to the resolution of problems related to education, health and environment is one of our company’s long term concerns and an aspect that is taken into account and included upon devising our business strategy. Aside from our daily relationship with all the communities, we carry out various specific actions in both IRSA’s buildings and our shopping centers aimed at arousing awareness on several matters. The actions carried out during this period include Road Safety, Give Away + Help, Waste Separation, Toner Cartridge Recycling, Sustainable Design Fair, Butterfly Garden and WEEE Recycling programs, among many others.

So as to promote the development of actions aimed at addressing these issues, it is vital for the Company to assume an active role. To this end, it will be necessary to work as a team, through the joint endeavors of our Shareholders, Creditors, Directors, Customers, Tenants, Suppliers, Employees and the Community at large, who also happen to play the leading roles in the development of our organization. It is to all of them that I wish to extend my gratefulness for their unwavering support and commitment to the organization’s goals.

City of Buenos Aires, September 10, 2012.

Eduardo S. Elsztain
President

IRSA Inversiones y Representaciones Sociedad Anónima
Annual Report

3. Macroeconomic Context

International Outlook

During 2011, the global economy continued its recovery after the 2008 financial crisis. According to International Monetary Fund (“IMF”) data, in the year 2011, the world’s Gross Domestic Product (“GDP”) rose 3.9% and accumulated an annualized growth of 3.6% in the first quarter of 2012. GDP in the developed countries increased by 1.6% in 2011, whereas in the developing countries’ markets, it soared 6.2%.

During fiscal year 2012, the financial markets’ outlook was gloomy. At global level, the MSCI All Countries index dwindled by 8.68% when measured in US Dollars; the MSCI World (representative of developed markets) dropped 7.99% whilst the MSCI Emerging Markets fell 17.87%. Except for the S&P500, which rose 4.04%, the performance of most of the markets was negative: the FTSE 100 fell by 5.13%, the Nikkei by 7.81%, the Bovespa by 11.96% and the Merval by 28.85%.

According to the IMF, inflation at global level was 4.5% in 2011, 1 percentage point higher than in 2010. In line with the growth rate observed, inflation in the emerging markets was 7.1%, higher than the one recorded in developed countries, which stood at 2.7%.

During 2011 and the first six months of 2012, the commodities markets were uneven. On the one hand, the GSCI All Metals Industrial index shows that metal prices fell 20.56% in 2011 and 7.24% in the first six months of 2012. The price of energy, as measured by the GSCI Energy index, increased by 11.4% in 2011 and shrunk by 5.54% in 2012. Finally, the GSCI Agriculture saw a decline in the prices of agricultural commodities, which dropped 14.12% in 2011, a trend that was substantially reverted in 2012 as they increased 22.27%.

According to the IMF, the improvement in the USA’s activity levels during the second half of 2011 and the adoption of adequate policies in the eurozone in response to the deepening of the economic crisis reduced the threat of a sharp global deceleration. However, the IMF estimates that world growth will contract from 3.9% in 2011 to 3.5% in 2012 but will then recover until reaching a growth rate of 4% in 2013. It is estimated that due to the problems in Europe, activity levels will continue to be in the doldrums for developed economies as a group, where expansion will reach only 1.5% in 2012 and 2% in 2013.

On the side of the emerging economies, the real GDP growth rate is expected to decelerate from 6.2% in 2011 to 5.75% in 2012, and then rebound until reaching 6% in 2013 (thanks to the implementation of more lenient macroeconomic policies and the strengthening of external demand).

The IMF considers that the most immediate concern continues to be the chance that the deepening of the crisis in the eurozone could lead to a massive run to lower-risk assets. Other latent risks are presumed to be the disturbances in the world bond and currency markets due to the budgetary deficits in Japan and the United States and the plunging of certain emerging economies.

One of the most noteworthy policy responses adopted during the last fiscal year was the recent decision to combine the European Stability Mechanism (ESM) with the European Financial Stability Facility (EFSF), a positive fact that will strengthen the European mechanism for controlling the crisis. In the United States and Japan, the fiscal tightening policy to be implemented in the short term appears to be enough; yet, it is still necessary to set targets that help achieve sound and sustained fiscal consolidation in the medium and long term.

Looking ahead, the main challenges for developed countries are focused on making further progress in consolidating fiscal accounts (including a sweeping reform in social security systems) and making structural reforms to stimulate potential output.

As concerns the emerging or developing economies, the main challenges are adequately calibrating economic policies to withstand the significant deceleration risks coming from developed economies. Another priority is to prevent economic overheating due to the strong credit growth, volatile cash flows, still high levels of raw material prices and the reemergence of energy price risks that impact on inflation and fiscal balances.

IRSA Inversiones y Representaciones Sociedad Anónima
Annual Report

The Argentine Economy

As concerns the Argentine economy, during 2011 the GDP maintained the high growth rate experienced in 2010 (when it increased 9.2%). According to the Ministry of Economy, while in the third quarter of 2011 it recorded a year-on-year growth of 9.3%, during the fourth quarter a slight deceleration was observed, translated into a 7.3% growth rate. In this way, in 2011 GDP grew by 8.9%. In the year to date, a deceleration in economic activity levels is noted, although the same positive trend is maintained. For the first 5 months of 2012, the Monthly Economic Activity Estimator (EMAE), usually used to predict the GDP, recorded a year-to-date increase of 3% compared to the same period in the previous fiscal year, showing a downward trend.

Once again, the main component of aggregate demand that largely explains the growth in activity levels has been private consumption, along with the increase in purchasing power. In this regard, private consumption recorded an annual growth of 10.7% in real terms, accounting for 66.1% of the GDP.

On the side of supply, during the second half of 2011 there was an annual deceleration in the goods-producing industries, whose main sectors, industry and construction, were the ones most severely affected. In turn, agricultural production fell for the third consecutive quarter.

In connection with the labor market, in 2011 the unemployment rate declined slightly to 6.7% of the active population, compared to 7% in 2010. On the salary side, the average salary in the Argentine economy accumulated a 29.45% raise in 2011, way above the official figures for retail inflation and even private sector inflation estimates. According to the INDEC’s salary index, the accumulated increase in the first half of 2012 was 11.53%.

In 2011, Argentina’s fiscal situation deteriorated slightly as compared to 2010. Although the primary balance was still a Ps. 4,920.6 million surplus (0.3% of GDP), this figure was far below the Ps. 25,115 million recorded in 2010. On the other hand, fiscal deficit reached Ps. 30,663.9 million (-1.7% of GDP).

Argentina’s external sector showed a surplus trade balance during 2011, with exports for US$ 83.9 billion and imports for US$ 73.9 billion according to official data. The negative balances for the third and fourth quarters curbed the current account surplus for 2011 to almost nil, ending with a positive balance of only US$ 17 million.

During fiscal year 2011, Argentina’s country risk as measured by its five-year Credit Default Swap (“CDS”) for senior US$ -denominated indebtedness increased significantly, maintaining a spread that is high when compared to the most solid countries in the region, Brazil and Chile. The surcharge Argentina pays for its debt stood at 1,238 points as of July 2012, compared to Brazil’s 150 points and Mexico’s 141 points. The difference between the CDS in Argentina and Brazil or Mexico is high compared to historical values.

In the local financial markets, the interest rate showed a slight increase from 9.43% as of July 2011 to levels close to 11.87% for June 2012. In turn, the Private Badlar rate in pesos increased from 11.37% to 13.25%.

As in the past years, the BCRA continued its controlled flotation policy. The foreign exchange rate depreciated by 10% in the period June 2011 through June 2012 and the level of reserves was maintained at US$ 46.3 billion (a reduction of US$ 5,769 million compared to the previous year).

Mention should be made of the current status of Argentina’s gross sovereign debt: according to data from the Ministry of Economy, as of December 31, 2011 it amounted to US$ 178,963 million (41.8% of Argentina’s GDP). During 2011, sovereign debt as a percentage of GDP decreased by 3.5 percentage points as compared to 2010. This reduction was basically led by the dynamics with the private sector, which recorded a fall of US$ 5,524 million in its stock of debt for 2011 as compared to 2010. In this way, the stock of debt held by the private sector stood at 13.5% of the GDP, representing a fall of 4 percentage points as compared to 2010.

                                 Source: Argentine Ministry of Economy

As of December 31, 2011, the composition of Argentina’s sovereign debt was as follows: 53.8% was held by governmental agencies, 13.9% by multilateral and bilateral credit agencies, while the remaining 32.3% corresponded to private-sector portfolio financing (mainly government securities).

During 2011, the multilateral real exchange rate was also affected by the difference between the depreciation of the Peso compared to the basket of currencies that make it up and the inflation sustained by the Argentine economy. There was a 0.7% appreciation, deflated by INDEC’s CPI; yet, the figures released by private sources point to an even higher real appreciation. The Peso/U.S. Dollar real exchange rate experienced a 1.4% depreciation, whereas the Peso appreciated 3.75% vis-à-vis the Brazilian currency.

According to official data, Gross Domestic Fixed Investment (“GDFI”), measured in real terms, was in the region of 24.45% of GDP for 2011 with the following distribution: 10.51% for the durable goods sector and 12.33% for the construction sector.

The use of industrial installed capacity was 73.1% in May 2012, 5% lower than the level posted in the same month of 2011. In general, the sectors that experienced the worst performance were the automobile manufacturers (with a 17% fall) and the mechanic steel industry (which recorded a 12% decrease in the use of installed capacity).

IRSA Inversiones y Representaciones Sociedad Anónima
Annual Report
Our Segments

The Shopping Centers sector exhibited major sales growth in the first four months of 2012. Shopping Centers’ turnover benefited greatly from the expansion that is being perceived in consumption. Based on the information released by INDEC, sales recorded a cumulative increase of 27% for the 12 months to April 2012 compared to the same period of 2011, boosted by the good mood amongst consumers and the tangible improvements in household nominal income.

Most of the retail offering sectors exhibited outstanding dynamism in that period. The principal increases were in “Food Courts and Food”, “Apparel” and in “Entertainment and Leisure”, with increases in excess of 30%.

Economic indicators pointed to favorable performance in fiscal year 2011, which ensured good sales figures in Shopping Centers. According to official figures, the GDP’s growth was 8.9% in 2011 and it has risen 3% for the first 5 months of 2012 (according to EMAE). Private consumption recorded a cumulative growth of 8.96% from June 2011 to March 2012, whereas public consumption increased 10.23%.

Although forecasts for 2012 are not as favorable as in the past, economic activity levels will continue to grow, which augurs well for the Company’s business in so far as consumption and inflation accompanied by salary raises are the main propellers of sales in the Company’s Shopping Centers.

As concerns the office market, Cushman & Wakefield’s latest market report shows that by the end of March the general vacancy rate of class A buildings in Buenos Aires was 8% (one percentage point below last year’s figures) while rental prices per square meter per month reached US$ 30.

The report shows that as the current vacancy levels are low, prices would remain stable and could even rise a little as a result of the inflationary scenario, although this trend could be counterbalanced if the exchange rate varies significantly. On the other hand, absorption remains stable, and it is expected that more square meters will be delivered than in the previous year (a new inventory of 60 thousand square meters is estimated), which could result in a larger number of transactions.

IRSA Inversiones y Representaciones Sociedad Anónima
Annual Report

The prices of class A assets remained stable during the last quarters. However, according to Cushman & Wakefield the gap between minimum and maximum values has broadened.

According to Cushman & Wakefield’s estimations, vacant space has increased due to the shift away from important submarkets, such as 9 de Julio, and the new inventory entering the market. In this way, rental prices would remain unchanged as compared to the last quarters.

The construction industry showed great dynamism during the second half of 2011, although the outlook turned less promising for the first half of 2012, mainly due to the more restrictive exchange rate controls implemented by the end of 2011. According to INDEC’s Summary Construction Activities Indicator (ISAC, as per the initials in Spanish), the construction industry grew by 8.7% in 2011, whereas it posted a cumulative increase of only 0.6% for the first half of 2012 as compared to the same period of 2011.

According to ISAC, the surface area covered by the permits granted for private construction works decreased 4.2% in June 2012 compared to the previous month. Moreover, as compared to the same month of the previous year, this figure declined by 14.1%. However, in the aggregate, the cumulative value for the first half of 2012 records a fall of 0.1% as compared to the same period of 2011.

In connection with the Hotel sector, the Argentine Ministry of Tourism reported that 5,693,738 tourists visited Argentina in 2011, an increase of 6.9% as compared to 2010. During 2012, there has been an upsurge of domestic tourists, which had grown 7.7% as of June 2012 compared to the previous year.

According to official data, Argentina is the country with the largest influx of travelers from South America. The Brazilian market has contracted slightly if we compare the first half of 2011 vs. the first half of 2012, although Brazil is still leading the ranking of tourists arriving in Argentina. It is followed by the countries of the Rest of America, the United States and Canada and to a lesser extent, Europe.

IRSA Inversiones y Representaciones Sociedad Anónima
Annual Report
4. Operational Description

We are one of Argentina’s leading real estate companies in terms of total assets. We are engaged, directly and indirectly through subsidiaries and joint ventures, in a range of diversified real estate related activities in Argentina, including:

•	the acquisition, development and operation of shopping centers, including consumer finance activities,
•	the development and sale of residential properties,
•	the acquisition and development of office and other non-shopping center properties primarily for rental purposes,
•	the acquisition and operation of luxury hotels,
•	the acquisition of undeveloped land reserves for future development or sale, and
•	selected real estate investments outside Argentina.

We are the only Argentine real estate company whose shares are listed on the Buenos Aires Stock Exchange and whose GDSs are listed on the New York Stock Exchange.

As of June 30, 2011 and 2012, we had total assets of Ps. 6,315.3 million and Ps. 6,612.2 million, respectively and shareholders’ equity of Ps. 2,481.8 million and Ps. 2,337.8 million, respectively. Our net income for the fiscal years ended June 30, 2010, 2011, and 2012 was Ps. 334.5 million, Ps. 282.1 million and Ps. 282.9 million, respectively.

Shopping centers

We are engaged in purchasing, developing and managing shopping centers through our subsidiary, Alto Palermo S.A. (“APSA”) (“Alto Palermo”). Alto Palermo operates and owns majority interests in thirteen shopping centers in Argentina, eight of which are located in the Buenos Aires metropolitan area, and the other five are located in the Provinces of Mendoza, Santa Fe, Córdoba and Salta. APSA has recently started to operate, through a concession, its 13th Shopping Center in the Province of Santa Fe. Our Shopping center segment had assets of Ps. 2,234.4 million as of June 30, 2011 and Ps. 2,286.5 million as of June 30, 2012, representing 35.4% and 34.6%, respectively, of our consolidated assets at such dates, and generated operating income of Ps. 385.1 million and Ps. 549.9 million during our 2011 and 2012 fiscal years, respectively, representing 65.8% and 74.9%, respectively, of our consolidated operating income for such years.

Consumer Finance

We have developed a consumer finance business through our subsidiaries Tarshop S.A. (“Tarshop”) and APSA Media. As of fiscal year-end, we had sold 80% of our interest in Tarshop to Banco Hipotecario and we had a majority equity interest in APSA Media. Tarshop and APSA Media’s operations consist primarily of lending and servicing activities relating to the credit card products we offer to consumers at shopping centers, hypermarkets and street stores. A substantial part of our credit card advances is financed through securitization of the receivables underlying the accounts originated. Our revenues from credit card operations are derived from interest income generated by financing activities, merchants’ fees, insurance charges for life and disability insurance, and fees for data processing and other services. As from September 1, 2010, Tarshop was deconsolidated from our financial statements, leaving a marginal activity in this segment. The Consumer Finance segment had assets of Ps. 48.7 million as of June 30, 2011 and Ps. 62.5 million as of June 30, 2012, which represented 0.8% and 0.9%, respectively, of our consolidated assets at such dates, and generated an operating income of Ps. 19.0 million and Ps. 2.7 million for our 2011 and 2012 fiscal years, respectively, representing 3.2% and 0.4%, respectively, of our consolidated operating income for such years.

Development and Sale of Properties

Our activity of sale of commercial properties, office buildings and land reserves is reflected in this segment.The acquisition and development of residential apartment complexes and other residential communities for sale is another of our core activities. Our development of residential apartment complexes consists of the construction of high-rise towers or the conversion and renovation of existing structures, such as factories and warehouses. For the development of residential communities in general, we acquire vacant land, develop infrastructure such as roads, utilities and common areas, and sell plots of land for construction of single-family homes. Our Development and sale of properties segment had assets of Ps. 712.5 million as of June 30, 2011 and Ps. 747.9 million as of June 30, 2012, representing 11.3% of our consolidated assets at such dates, and generated operating income of Ps. 85.1 million and Ps. 91.2 million during our 2011 and 2012 fiscal years, respectively, representing 14.5% and 12.4%, respectively, of our consolidated operating income for such years.

Office buildings

As of June 30, 2012, we directly and indirectly owned a majority interest in 19 office buildings and other non-shopping center rental properties in Argentina that in the aggregate represented 287,912 square meters of gross leaseable area. Our Offices and other non-shopping center rental properties segment had assets of Ps. 1,412.6 million as of June 30, 2011 and Ps. 1,363.1 million as of June 30, 2012, representing 22.4% and 20.7%, respectively, of our consolidated assets at such dates, and generated operating income of Ps. 84.1 million and Ps. 105.1 million during our 2011 and 2012 fiscal years, respectively, representing 14.4% and 14.3%, respectively, of our consolidated operating income for such years.

Hotels

We own a 50% equity interest in Hotel Llao Llao, located in the outskirts of Bariloche, a 76.34% equity interest in Hotel Intercontinental in the City of Buenos Aires, an 80% equity interest in Hotel Sheraton Libertador, also in Buenos Aires, and through our subsidiaries, we hold a 49% interest in hotel “Esplendor Savoy” in the City of Rosario, and an interest in Hersha Hospitality Trust and Supertel Hospitality Inc., which hold several hotel franchises in the United States of America.  Our Hotels segment had assets of Ps. 509.1 million as of June 30, 2011 and Ps. 727.2 million as of June 30, 2012, representing 8.1% and 11%, respectively, of our consolidated assets at such dates, and generated operating income of Ps. 12.2 million and an operating loss of Ps. 14.4 million during our 2011 and 2012 fiscal years, representing 2.1% and -2.0%, respectively, of our consolidated operating income for such years.

Banco Hipotecario

During fiscal year 2012, we maintained our 29.77% equity interest in Banco Hipotecario, held in the form of Class D shares, which are currently entitled to three votes per share, affording us, as of this fiscal year end, a right to 46.46%1 of the total votes that can be cast at Banco Hipotecario’s shareholders’ meetings. As of June 30, 2012, our investment in Banco Hipotecario represented 15.5% of our consolidated assets, and during our fiscal years ended June 30, 2010, 2011 and 2012, this investment generated income for Ps. 151.6 million, Ps. 76.7 million and Ps. 105.0 million, respectively.

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5. Business Strategy

As a leading company in Argentina dedicated to acquiring, developing and managing real estate, we seek to (i) generate stable cash flows through the operation of our real estate rental assets (shopping centers, office buildings, hotels), (ii) achieve long-term appreciation of our asset portfolio by taking advantage of development opportunities, and (iii) increase the productivity of our land reserves and enhance the margins of our Development and sale of properties segment through partnerships with other developers.

Shopping centers.

Our main purpose is to maximize our shareholders’ profitability. By using our know-how in the shopping center industry in Argentina as well as our leading position, we seek to generate a sustainable growth of cash flow and to increase the long-term value of our real estate assets.

We attempt to take advantage of the unsatisfied supply in different urban areas of the region, as well as of our customers’ purchase experience. Therefore, we seek to develop new shopping centers in urban areas with attractive prospects for growth, including Buenos Aires’ Metropolitan area, some cities in the provinces of Argentina and possibly, other places abroad. To achieve this strategy, the close business relationship we have had for years with more than 1000 retail companies and trademarks composing our selected group of tenants is of utmost importance, as it allows us to offer an adequate mix of tenants for each particular case.

Development and Sale of Properties.

We seek to purchase undeveloped properties in densely-populated areas and build apartment complexes offering “greenspace” for recreational activities. We also seek to develop residential communities by acquiring undeveloped properties with convenient access to the City of Buenos Aires, developing roads and other basic infrastructure such as power and water, and then selling lots for the construction of residential units. After the economic crisis in 2001 and 2002, the scarcity of mortgage financing restricted the growth in middle class home purchases, and as a result, we mainly focused on the development of residential communities for middle and high-income individuals, who do not need to finance their home purchases.

Office buildings.

Since the Argentine economic crisis in 2001 and 2002, there has been limited investment in high-quality office buildings in Buenos Aires and, as a result, we believe there is currently substantial demand for those desirable office spaces. We seek to purchase and develop premium office buildings in strategically-located business districts in the City of Buenos Aires and other strategic locations that we believe offer return and potential for long-term capital gain. We expect to continue our focus on attracting premium corporate tenants to our office buildings. Furthermore, we intend to consider on a selective basis new opportunities to acquire or construct new rental office buildings.

Hotels.

We believe our portfolio of three luxury hotels is positioned to take advantage of future growth in tourism and travel in Argentina. We seek to continue with our strategy to invest in high-quality properties which are operated by leading international hotel companies to capitalize on their operating experience and international reputation.

Banco Hipotecario.

We currently seek to keep our investment in Banco Hipotecario, as we believe that Argentina has a low level of mortgages outstanding measured in terms of GDP and as a result, our investment in Banco Hipotecario is interesting in the long term.

Land reserves.

We seek to continue to acquire undeveloped land at locations we consider attractive inside and outside Buenos Aires. In each case, our intention is to purchase land with significant development or appreciation potential for subsequent sale. We believe that holding a portfolio of desirable undeveloped plots of land enhances our ability to make strategic long-term investments and affords us a valuable “pipeline” of new development projects for upcoming years.

International.

We have recently acquired through our subsidiary, in which we hold a 49% equity interest, an office building located at Madison Avenue in the City of New York; we also have a 49% interest in a US company, whose main asset is the so-called “Lipstick” office building located in the City of New York. In addition, jointly with subsidiaries, we acquired and then partially sold equity interests in a Real Estate Investment Trust (REIT), called Hersha (NYSE: HT), which holds a controlling interest in 64 hotels in the United States, totaling around 9,221 rooms. As of June 30, we hold a 9.13% stake in the company. We intend to continue evaluating -on a selective basis- real estate investment opportunities outside Argentina as long as they offer attractive investment and development options.

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6. Description of Operations

Offices and other non-shopping center rental properties

We are engaged in the acquisition, development and management of Offices and other non-shopping center rental properties in Argentina. As of June 30, 2012, we directly and indirectly owned interests in 19 office and other rental properties in Argentina, which comprised 287,912 square meters of gross leaseable area. Out of these properties, 12 were office properties, which comprised 145,126 square meters of gross leaseable area. For fiscal year 2012, we had revenues from Offices and other non-shopping center rental properties of Ps. 192.3 million.

All our office rental property in Argentina is located in Buenos Aires City. For the year ended June 30, 2012, the average occupancy rate for all our properties in the Offices and other non-shopping center rental properties segment was approximately 98.1%. Seven different tenants accounted for approximately 45.0% of our total revenues from office rentals for fiscal year 2012: Exxon Mobile Business, Price Waterhouse, Grupo Total Austral, La Nación, Sibille S.C. (KPMG), Grupo Danone Argentina and Apache Energía Argentina.

Management.

We generally act as the managing agent of the office properties in which we own an interest. These interests consist primarily of the ownership of entire buildings or a substantial number of floors in a building. The buildings in which we own floors are generally managed pursuant to the terms of a condominium agreement that typically provides for control by a simple majority of the interests (based on the area owned) in the building. As the managing agent of operations, we are responsible for handling services, such as security, maintenance and housekeeping. These services are generally outsourced. The cost of the services is passed-through and paid for by the tenants, except in the case of our units not rented, in which case we absorb the cost. Our leaseable space is marketed through commissioned brokers, the media and directly by us.

Leases.

We usually lease our offices and other rental properties by using contracts with an average term of three years, with the exception of a few contracts with terms of five years. These contracts are renewable for two or three years at the tenant’s option. Contracts for the rental of office buildings and other commercial properties are generally stated in U.S. dollars, and in accordance with Argentine law they are not subject to inflation adjustment. Rental rates for renewed periods are negotiated at market value.

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Properties

The following table sets forth certain information regarding our direct and indirect ownership interest in offices and other non-shopping center rental properties:

	Date of Acquisition	Gross Leasable Area (sqm) (1)	Occupancy Rate (2)	IRSA’s Effective Interest	Monthly Rental Income (in thousands of Ps.) (3)	Annual accumulated rental income over fiscal periods (in thousands of Ps.) (4)			Book Value (in thousands of Ps.) (5)
			Jun-12			2012	2011	2010
Offices
Edificio República	04/28/08	19,884	90%	100%	2,388	27,069	26,013	21,188	210,852
Torre Bankboston	08/27/07	14,873	96%	100%	2,024	22,211	20,655	22,333	149,800
Bouchard 551	03/15/07	23,378	100%	100%	2,553	27,802	24,026	22,441	145,914
Intercontinental Plaza	11/18/97	22,535	100%	100%	2,273	23,329	21,405	21,559	75,257
Bouchard 710	06/01/05	15,014	100%	100%	1,975	20,991	16,800	14,076	63,311
Dique IV, Juana Manso 295 (10)	12/02/97	11,298	92%	100%	1,392	15,787	14,715	13,963	59,966
Maipú 1300	09/28/95	10,280	98%	100%	1,132	13,020	11,870	11,339	35,521
Costeros Dique IV	08/29/01	734	100%	100%	77	5,980	5,288	5,358	2,690
Libertador 498	12/20/95	2,477	100%	100%	407	4,818	5,301	6,900	9,618
Suipacha 652/64	11/22/91	11,453	90%	100%	663	7,448	7,071	4,804	10,032
Madero 1020	12/21/95	-	-	100%	5	31	35	31	176
Dot Building (13)	11/28/06	11,242	100%	96%	919	8,466	2,143	-	103,979
Other Offices (6)	N/A	2,232	88%	N/A	185	2,409	965	4,602	4,186
Subtotal Offices		145,400	96%	N/A	15,993	179,361	156,287	148,594	871,302

Other Properties
Commercial Properties (7)	N/A	312	-	N/A	-	-	-	-	3,167
Museo Renault	12/06/07	-	-	100%	-	-	191	356	-
Santa María del Plata S.A.	07/10/97	60,100	100%	100%	100	1,566	3,035	1,014	12,521
Thames	11/01/97	-	-	100%	-	-	-	175	-
Predio San Martín	05/31/11	80,028	100%	50%	1,432	6,028	669	-	69,791
Terreno Catalinas Norte (12)	12/17/09	N/A	N/A	N/A	-	-	1,018	N/A	109,145
Other Properties (8)	N/A	2,072	100%	N/A	15	115	128	128	12,733
Subtotal Other Properties		142,512	100%	N/A	1,547	7,709	5,041	1,673	207,357

Management Fees (11)		N/A	N/A	N/A		3,102	3,290	3,944	N/A

Total Offices and Other (9)		287,912	98%	N/A	17,540	190,172	164,618	154,211	1,078,659

Notes:

(1) Total leaseable area for each property as of June 30, 2012. Excludes common areas and parking.
(2) Calculated dividing occupied square meters by leaseable area as of June 30, 2012.
(3) Agreements in force as of 06/30/12 for each property were computed.
(4) Total leases consolidated by application of the method under Technical Resolution 21.
(5) Cost of acquisition, plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment.
(6) Includes the following properties: Madero 942 (fully sold), Av. de Mayo 595, Av. Libertador 602 (fully sold), Rivadavia 2774, Sarmiento 517, Dock del Plata (fully sold), Edificio Costeros (fully sold), Laminar (fully sold) and Reconquista 823/41 (fully sold).

(7) Includes the following properties: Constitución 1111, Crucero I (fully sold); Retail stores in Abril (wholly assigned) and Casona de Abril.
(8) Includes the following properties: Constitución 1159 and Dique III (fully sold) and Canteras.
(9) Corresponds to the “Offices and other non-shopping center rental properties” business unit mentioned in Note 3 to the Consolidated Financial Statements.
(10) The building was occupied in May 2009.
(11) Revenues from building management fees.
(12) Includes other income from lease of parking spaces.
(13) Through Alto Palermo S.A. – The building has income as from August 2010.

The following table shows a schedule of the lease expirations of our office and other properties for leases outstanding as of June 30, 2012, assuming that none of the tenants exercise renewal options or terminate their lease early. Most tenants have renewal clauses in their leases.

Fiscal year of lease expiration	Number of leases expiring	Surface area subject to expiring leases	Percentage of total surface area subject to expiration	Annual rental income under expiring leases	Percentage of total rental income under expiring leases
		(sqm)	(%)	(Ps.)	(%)
2012	17	61,893	22%	20,874,324	10%
2013	46	36,301	13%	44,335,006	21%
2014	63	56,935	20%	80,558,062	39%
2015	60	125,754	45%	63,312,710	30%
Total	186	280,883	100%	209,080,104	100%

*Includes Offices which contract has not been renewed as of June 30, 2012.
*Does not include vacant leased square meters.
*Does not include square meters or revenues from parking spaces.

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The following table shows our offices occupancy percentage as of the end of fiscal years ended June 30, 2012, 2011 and 2010:

	Occupancy Rate
	Fiscal year ended June 30,(1)
	2012	2011	2010
	(%)	(%)	(%)
Offices
Intercontinental Plaza	100	96	100
Bouchard 710	100	92	83
Bouchard 551	100	91	100
Libertador 498	100	100	100
Maipú 1300	98	100	99
Madero 1020	N/A	100	100
Suipacha 652/64	90	95	95
Costeros Dock IV	100	100	90
Torre Bankboston	96	78	96
Edificio República	90	85	80
Dique IV, Juana Manso 295	92	92	92
Dot Building	100	86	N/A
Others (2)	88	86	86

(1) Leased surface area in accordance with agreements in effect as of June 30, 2012, 2011 and 2010 considering the total leaseable office area for each year.
(2)           Includes the following properties: Madero 942 (fully sold), Av. de Mayo 595, Av. Libertador 602 (fully sold), Rivadavia 2774, Sarmiento 517, Dock del Plata (fully sold), Edificio Costeros (fully sold), Laminar (fully sold) and Reconquista 823/41 (fully sold).

The following table sets forth the annual average income per square meter for our offices during fiscal years ended June 30, 2012, 2011 and 2010.

	Annual average income per square meter
	Fiscal year ended June 30, (1)
	2012	2011	2010
	(Ps./sqm)	(Ps./sqm)	(Ps./sqm)
Offices
Intercontinental Plaza	1,048	950	957
Bouchard 710	1,398	1,119	938
Bouchard 557	1,189	1,028	960
Libertador 498	1,943	1,713	1,366
Maipú 1300	1,268	1,155	1,103
Madero 1020	N/A	347	307
Suipacha 652/64	611	617	419
Costeros Dock IV	8,147	973	985
Torre Bankboston	1,559	1,389	1,502
Edificio República	1,378	1,308	1,066
Dique IV, Juana Manso 295 (2)	1,397	1,302	1,236
Dot Building	753	191	N/A
Others (2)	1,079	425	404

(1) Calculated considering annual leases to total leaseable office area, in accordance with our percentage of ownership in each building.
(2) Includes the following properties: Madero 942 (fully sold), Av. de Mayo 595, Av. Libertador 602 (fully sold), Rivadavia 2774, Sarmiento 517, Dock del Plata (fully sold), Edificio Costeros (fully sold), Laminar (fully sold) and Reconquista 823/41 (fully sold).

Below is information regarding our principal currently owned office properties, including the names of the tenants occupying over 5% of the gross leaseable area of each property.

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Edificio República, City of Buenos Aires

This property, which was designed by the renowned architect César Pelli (who also designed the World Financial Center in New York and the Petronas Towers in Kuala Lumpur) is a unique premium office building in downtown Buenos Aires and adds approximately 19,884 gross leaseable square meters to our portfolio distributed in 20 floors. The main tenants include Apache Energía, Deutsche Bank, Estudio Beccar Varela, BASF Argentina S.A., Enap Sipetrol Argentina S.A., Maxifarm and Infomedia.

Torre Bankboston, City of Buenos Aires

The Bank Boston tower is a modern office building in Carlos Maria Della Paolera 265 in the City of Buenos Aires. Having been designed by the renowned architect Cesar Pelli, it has 31,670 square meters in gross leasable area. We have a 48.5% ownership interest in the building. At present, its main tenants are Exxon Mobile and Kimberley Clark de Argentina.

Bouchard 551, City of Buenos Aires.

Bouchard 551, known as “Edificio La Nación”, is an office building we acquired in March 2007, located in the Retiro area close to the intersection of the Leandro N. Alem and Córdoba avenues and opposite Plaza Roma. The building is a 23-story tower covering a surface area of 2,900 square meters in the low floors that becomes smaller as it goes higher up to 900 square meters approximately, and parking for 177 units. We have approximately 23,000 leasable square meters in the building and our main tenants include La Nación S.A. and Price Waterhouse & Co., AS. EM. S.R.L.

Intercontinental Plaza, City of Buenos Aires.

Intercontinental Plaza is a modern 24-story building located next to the Intercontinental Hotel in the historic neighborhood of Monserrat in downtown City of Buenos Aires. We own the entire building, which has floors averaging 900 square meters with 324 parking spaces. The principal tenants currently include Total Austral S.A., Danone Argentina S.A., IRSA, Alto Palermo, Cognizat Technology Solutions de Arg. S.A. and Industrias Pugliese S.A..

Dique IV, Juana Manso 295, Puerto Madero, City of Buenos Aires

About mid-May 2009 we completed an office building located in Puerto Madero’s Dock IV. It is a luxury building with a leasable area of approximately 11,298 square meters composed of large and versatile spaces. Its lay-out is optimum both for companies that require smaller office space at an average 200 square meters and for corporations that need the entire floor. The building has nine office stories and retail stores in the first story. The main tenant in the building is Exxon Mobile.

Bouchard 710, City of Buenos Aires.

Bouchard 710 is an office building acquired by us in June 2005, located in the Retiro area. The building is a 12-story tower, with an average area per floor of 1,251 square meters, with 180 units for car parking. Tenants are Sibille S.C. (KPMG), and Microsoft de Argentina S.A., Samsung Electronics Argentina S.A., Energy Consulting Services S.A. and Chubb Argentina de Seguros S.A..

Maipú 1300, City of Buenos Aires.

Maipú 1300 is a 23-story office tower opposite Plaza San Martín, a prime office zone facing Avenida del Libertador, an important north-to-south avenue. The building is also located within walking distance of the Retiro commuter train station, the city’s most important public transportation hub, connecting rail, subway and bus transportation. We own the entire building, which has an average area per floor of 440 square meters. The building’s principal tenants currently include Allende & Brea, Verizon Argentina S.A., PPD Argentina S.A. and TV Quality SRL.

Libertador 498, City of Buenos Aires.

Libertador 498 is a 27-story office tower at the intersection of three of the most important means of access to the city. This location allows for easy access to the building from northern, western and southern Buenos Aires. We are owners of 4 stories with an average area per floor of 620 square meters and of 145 parking spaces. This building features a unique design in the form of a cylinder and a highly visible circular lighted sign at the top which turn it into a landmark in the Buenos Aires skyline. The main tenants include Sideco Americana S.A., Goldman Sachs Argentina LLC, Empresa Argentina de Soluciones Satelitales S.A., Japan Bank for International Cooperation, Gates Argentina S.A., Kandiko S.A. and Allergan Productos Farmacéuticos S.A.

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Edificios Costeros, Dique IV, City of Buenos Aires.

On August 29, 2001, we signed the deed of purchase of “Section C” of the office complex known as Puerto del Centro that includes buildings “5” and “6.” The property is located in the Puerto Madero area and has approximately 5,500 square meters of gross leaseable area and 50 parking spaces. The building’s principal tenants currently include Nextel Argentina S.A., Celistics S.A., London Supply S.A.C.I.F.I., Banco Río de la Plata S.A. and Escuela Argentina de Marketing S.A.

On May 15, 2012, we sold 4,703 square meters in built office space with 46 parking spaces and 4 supplementary storage spaces. The transaction price was Ps. 69.0 million. The book value of the property was Ps. 18.1 million.

Suipacha 652/64, City of Buenos Aires.

Suipacha 652/64 is a 7-story office building located in the office district of the city. We own the entire building and 70 parking spaces. The building has unusually large floors, most measuring 1,580 square meters. This property underwent substantial renovations shortly after we acquired the deed in 1991 to prepare the building for rental. The building’s principal tenants currently include Gameloft Argentina S.A., Monitor de Medios Publicitarios S.A, Organización de Servicios Directos Empresarios (OSDE) and Alto Palermo’s subsidiary, Tarshop S.A.

PAMSA-Dot Baires Offices.

Panamerican Mall S.A., a subsidiary of our subsidiary APSA, developed an office building  with a gross leasable area of 11,241 sqm adjacent to Dot Baires Shopping. This building was opened in July 2010, which means our landing in the booming rental office corridor in the northern area of the City of Buenos Aires. As of June 30, 2012 the building’s occupancy rate was 100%. The principal tenants include General Electric International Inc., Metrogames, Mallinckrodt Medical Arg. Limited, Carrier and Boston Scientific Argentina S.A.

Other office properties.

We also have interests in other office properties, all of which are located in the City of Buenos Aires. These properties are either entire buildings or floors in buildings. These properties include Suipacha 664, Av. de Mayo 589 and Sarmiento 517 (fully sold in this fiscal period).

Retail and other properties.

Our portfolio of rental properties as of June 30, 2012 includes 5 non-shopping center leaseable properties that may be leased as shops on streets, a lot in industrial premises, undeveloped plots of land or other properties for various uses. Most of these properties are located in the City of Buenos Aires, although some are located in other cities in Argentina. These properties include Constitución 1111, Solares de Santa María, Constitución 1159, Madero 1020 and Rivadavia 2774.

On October 26, 2011 we sold the plot of land of approximately 8 hectares located at Thames 1868 in the district of San Justo, Province of Buenos Aires. The transaction price was US$ 4.7 million, which was paid on October 25, 2011. As of June 30, 2011, the book value of the land reserve was US$ 0.9 million.

In March 2012 we sold 759 square meters of Museo Renault for US$ 5.2 million and the transaction was completed in May 2012 by selling an additional area of 490 square meters for US$ 5.5 million. As of December 31, 2011 the book value of the property was Ps. 21.1 million.

Terreno Catalinas Norte

On May 26, 2010, jointly with the Government of the City of Buenos Aires, we executed a deed of conveyance of title whereby we acquired a property located at Avenida Eduardo Madero 150, between Av. Córdoba and San Martín. The total price of the transaction was fixed in the amount of Ps. 95 million, Ps. 19 million of which were paid upon the execution of the preliminary sales agreement (on December 17, 2009), whereas the balance of Ps. 76 million was paid upon the execution of the deed on May 26, 2010.

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Shopping Centers

We are engaged in purchasing, developing and managing shopping centers through our subsidiary, Alto Palermo. As of June 30, 2012, Alto Palermo operated and owned majority interests in thirteen shopping centers, six of which are located in the City of Buenos Aires (Abasto, Paseo Alcorta, Alto Palermo, Patio Bullrich, Buenos Aires Design and Dot Baires Shopping), two of which are located in the greater Buenos Aires  (Alto Avellaneda and Soleil Factory) metropolitan area and the other ones are located in the Argentine provinces: Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera in the City of Córdoba and La Ribera Shopping in the City of Santa Fe.

As of June 30, 2012, we owned 95.6% of Alto Palermo. The remaining shares are held by the investor public and traded on the Bolsa de Comercio de Buenos Aires and the related GDSs are listed and traded on the Nasdaq National Market (USA) under the symbol “APSA.” In addition, as of June 30, 2012, we owned US$ 31.7 million of Alto Palermo’s convertible notes due July 2014. If we, and all the other holders of such convertible notes were to exercise their options to convert the convertible notes into shares of Alto Palermo’s common stock, our shareholding in Alto Palermo would increase to 97.5% of its fully diluted capital.

As of June 30, 2012, Alto Palermo’s shopping centers comprised a total of 309,021 square meters of gross leaseable area (excluding certain space occupied by hypermarkets which are not Alto Palermo’s tenants). For fiscal period 2012, the average occupancy rate of Alto Palermo’s shopping center portfolio was approximately 98.4%.

We centralized management of our shopping centers in Alto Palermo, which is responsible for providing common area electrical power, a main telephone switchboard, central air conditioning and other basic common area services.

The following table shows certain information concerning our Alto Palermo subsidiary’s shopping centers as of June 30, 2012:

	Date of Acquisition	Leasable Area sqm (1)	APSA’s Effective Interest (3)	Occupancy Rate (2)	Accumulated Annual Rental Income as of June 30 and for the fiscal year ended (in Ps./000) (4)			Book Value (Ps./000) (5)
					2012	2011	2010
Shopping Centers (6)
Alto Palermo	11/97	18,701	100.0%	98.3%	149,377	120,338	98,020	253,763
Abasto Shopping (7)	07/94	37,711	100.0%	99.1%	149,544	118,259	91,304	314,874
Alto Avellaneda	11/97	36,943	100.0%	96.1%	98,575	77,121	59,833	155,606
Paseo Alcorta	06/97	14,107	100.0%	100.0%	63,575	52,027	42,714	131,525
Patio Bullrich	10/98	11,684	100.0%	100.0%	54,448	45,033	37,254	132,034
Alto Noa Shopping	03/95	19,038	100.0%	98.9%	25,819	19,275	13,701	38,788
Buenos Aires Design	11/97	13,769	53.7%	100.0%	20,026	17,329	14,613	15,925
Alto Rosario Shopping (7)	11/04	27,691	100.0%	97.6%	59,070	42,642	30,821	135,352
Mendoza Plaza Shopping	12/94	42,237	100.0%	96.4%	48,694	36,441	27,206	123,828
Fibesa and Others(8)	-	N/A	100.0%	N/A	52,568	35,832	24,928	-
Neuquén (9)	07/99	N/A	98.1%	N/A	-	-	-	22,539
Dot Baires Shopping (10)	05/09	49,527	80.0%	99.4%	101,023	77,169	64,515	479,587
Córdoba Shopping Villa Cabrera	12/06	15,191	100.0%	99.6%	25,643	19,113	13,446	76,153
Soleil	07/10	14,712	100.0%	100.0%	19,046	14,200	-	74,474
La Ribera Shopping	08/11	7,710	50.0%	98.7%	4,327	-	-	18,814
TOTAL SHOPPING CENTERS		309.021		98.4%	871,732	674,779	518,355	1,973,262
Consumer Finance Revenues (11)	-	N/A		N/A	4,836	68,576	265,346	-

GENERAL TOTAL (12)		309,021		98.4%	876,568	743,355	783,701	1,973,262

Notes:
(1) Total leaseable area in each property. Excludes common areas and parking spaces.-
(2) Calculated dividing occupied square meters by leaseable area on the last day of the period.-
(3) APSA’s effective interest in each of its business units. IRSA has a 95.59% interest in APSA.-
(4) Corresponds to total leases, consolidated as per the Technical Resolution 21 method.-
(5) Cost of acquisition plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment in value, plus recovery of allowances, if applicable. Does not include works in progress.

(6) Through Alto Palermo S.A.
(7) Excludes Museo de los Niños (3,732 in Abasto and 1,261 in Alto Rosario).-
(8) Includes revenues from Fibesa S.A., Comercializadora Los Altos S.A. (merged with Fibesa S.A.), and others.
(9) Land for the development of a shopping center.
(10) During May 2009, a shopping center, a hypermarket and a movie theater complex were opened.
(11) APSA’s interest in Tarshop was 100% until 08/31/2010 and as from 09/01/2010 was 20%. APSA’s interest in APSA Media is 100%.
(12) Corresponds to the “shopping center” business unit mentioned in Note 3 to the Consolidated Financial Statements; includes revenues from “Credit Cards” (Tarshop and APSA Media).-

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 Our Tenants’ Retail Sales

The following table sets forth the total approximate tenant retail sales in Pesos at the shopping centers in which we had an interest for the periods shown:

	Accumulated Tenants’ retail sales as of June 30, (Ps./000) (1)
	2010	2011	2012
Abasto	926,373	1,227,372	1,537,349
Alto Palermo	879,728	1,100,349	1,304,634
Alto Avellaneda	885,195	1,132,631	1,466,932
Paseo Alcorta	414,652	525,752	667,799
Patio Bullrich	344,789	432,319	498,545
Alto Noa	280,241	381,181	500,372
Buenos Aires Design	140,974	188,475	235,770
Mendoza Plaza	559,359	733,370	929,143
Alto Rosario	419,143	610,932	825,191
Córdoba Shopping- Villa Cabrera	164,257	244,189	340,254
Dot Baires Shopping	763,528	985,672	1,271,165
Soleil	-	204,077	254,050
La Ribera Shopping	-	-	135,224
Total(2)	5,778,239	7,766,319	9,966,428

Notes:

(1)
Retail sales based upon information provided to us by retailers and past owners. The amounts shown reflect 100% of the retail sales of each shopping center, although in certain cases we own less than 100% of such shopping centers.

(2)	Excludes sales from the booths and spaces used for special exhibitions.

Lease Expirations

The following table shows a schedule of lease expirations for our shopping center properties in place as of June 30, 2012, assuming that none of the tenants exercise renewal options or terminate their lease early.

Lease Expirations as of June 30,	Number of Leases Expiring(1)	Surface area subject to Expiring Leases	Percentage of Total Surface Area subject to Expiration	Amount under Expiring Leases	Percentage of Expiring Leases
		(sqm)	(%)	(in thousands of PS)	(%)
2013	664	103,690	34%	145,092,597	36%
2014	376	52,329	17%	99,292,382	25%
2015	321	49,033	16%	90,799,050	23%
2016 and subsequent	115	103,970	34%	63,471,693	16%
Total (2)	1,476	309,022	100%	398,655,722	100%

(1)	Includes vacant stores as of June 30, 2012. A lease agreement may be linked to one or more premises.
(2)	Includes the basic rental income amount. Does not give effect to our ownership interest in each property.

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Occupancy Rate

The following table shows the average occupancy rate of each shopping center during fiscal years ended June 30, 2012, 2011 and 2010:

	As of June 30
	2010	2011	2012
Abasto	99.6	99.8	99.1
Alto Palermo	100.0	100.0	98.3
Alto Avellaneda	96.0	96.3	96.1
Paseo Alcorta	97.5	99.2	100.0
Patio Bullrich	99.7	100	100.0
Alto Noa	99.9	100	98.9
Buenos Aires Design	98.4	98.6	100.0
Mendoza Plaza	93.1	95.2	96.4
Alto Rosario	93.7	95.0	97.6
Córdoba Shopping Villa Cabrera	98.8	98.1	99.6
Dot Baires Shopping	100	99.7	99.4
Soleil	-	87.8	100.0
La Ribera Shopping	-		98.7
Weighted Average	98.5	97.6	98.4

Rental Price

The following table shows the annual/period average rental price per square meter for the fiscal years ended June 30, 2012, 2011 and 2010:

	Rental Prices as of June 30 for the fiscal periods (Ps./sqm) (1)
	2010	2011	2012
Abasto	1,986.8	2,549.5	3,171.3
Alto Palermo	4,033.8	4,995.7	6,192.8
Alto Avellaneda	1,469.2	1,877.6	2,375.6
Buenos Aires Design	810.2	959.7	1,074.5
Paseo Alcorta	2,498.9	3,233.6	3,871.2
Patio Bullrich	2,673.9	3,201.7	3,791.1
Alto Noa	658.6	920.3	1,230.6
Alto Rosario	948.4	1,336.5	1,906.9
Mendoza Plaza	598.8	804.9	1,032.4
Córdoba ShoppingVilla Cabrera	731.6	1,104.0	1,459.2
Dot Baires Shopping	1,081.9	1,288.4	1,657.3
Soleil		870.5	1,129.1
La Ribera Shopping			1,017.3

(1)
The annual price of rentals per square meter of gross leasable area reflects basic and supplementary rental charges as well as revenues from admission rights divided by the square meters of the gross leasable area.

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Principal Terms of the Leases

Under Argentine Law, terms of commercial leases must be between three to ten years, with most leases in the shopping center business having terms of no more than five years. Alto Palermo’s lease agreements are generally denominated in Pesos.

Leaseable space in Alto Palermo’s shopping centers is marketed through an exclusive arrangement with its real estate brokers, Fibesa S.A. (“Fibesa”) and Comercializadora Los Altos S.A. (merged with Fibesa S.A. as of July 1, 2009). Alto Palermo has a standard lease agreement, the terms and conditions of which are described below, which it uses for most tenants. However, Alto Palermo’s largest tenants generally negotiate better terms for their respective leases. No assurance can be given that lease terms will be as set forth in the standard lease agreement.

Alto Palermo charges its tenants a rent which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross sales in the store (the “Percentage Rent”) (which generally ranges between 4% and 10% of tenant’s gross sales). Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 7% and 12% each year on an annual and cumulative basis as from the thirteenth (13th) month of the lease effective term. Although many of our lease agreements contain readjustment clauses, these are not based on an official index nor do they reflect the inflation index. In the event of litigation, no assurance can be given that Alto Palermo may be able to enforce such clauses contained in its lease agreements.

In addition to rent, Alto Palermo charges most of its tenants an admission fee, which is required to be paid upon entering into a lease agreement and upon a lease agreement renewal, which is negotiated with each of the tenants. The admission fee is normally paid in one lump sum or in a small number of monthly installments. If the tenant pays this fee in installments, it is the tenant’s responsibility to pay for the balance of any such amount unpaid in the event the tenant terminates its lease prior to its expiration. In the event of unilateral termination and/or resolution for breach of duties by the tenant, a tenant will not be refunded its admission right without Alto Palermo’s consent.

Alto Palermo is responsible for supplying each shopping center with the electrical power connection and provision, a main telephone switchboard, central air conditioning connection and a connection to a general fire detection system. Each rental unit is connected to these systems. Alto Palermo also provides the food court tenants with sanitation and with gas systems connections. Each tenant is responsible for completing all the necessary installations within its own rental unit, in addition to payment of the direct expenses generated by these items within each rental unit. These direct expenses generally include: electricity, water, gas, telephone and air conditioning. Tenants must also pay for a percentage of total charges and general taxes related to the maintenance of the common areas. Alto Palermo determines this percentage based on several factors. The common area expenses include, among others, administration, security, operations, maintenance, cleaning and taxes.

Alto Palermo carries out promotional and marketing activities to increase visits to its shopping centers. These activities are paid for with the tenants’ contributions to the Common Promotional Fund (“CPF”), which is administered by Alto Palermo. Every month tenants contribute to the CPF an amount equal to approximately 15% of their rent (Base Rent or Percentage Rent, as applicable), in addition to rent and expense payments. Alto Palermo may increase the percentage that tenants must contribute to the CPF, but the increase cannot exceed 25% of the original amount set forth in the corresponding lease agreement for the contributions to the CPF. Alto Palermo also may require tenants to make extraordinary contributions to the CPF to fund special promotional and marketing campaigns or to cover the costs of special promotional events that benefit all tenants. We may require tenants to make these extraordinary contributions up to four times a year provided that each such extraordinary contribution may not exceed 25% of the preceding monthly rental payment of the tenant.

Each tenant leases its rental unit as a shell without any fixtures. Each tenant is responsible for the interior design of its rental unit. Any modifications and additions to the rental units must be pre-approved by Alto Palermo. Alto Palermo has the option to decide tenants’ responsibility for all costs incurred in remodeling the rental units or for removing any additions made to the rental unit when the lease expires. Furthermore, tenants are responsible for obtaining adequate insurance for their rental units, which must include, among other things, coverage for fire, glass breakage, theft, flood, civil liability and workers’ compensation.

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Sources of Shopping Center Revenues

Set forth below is a breakdown of the sources of our shopping center revenues for our fiscal years ended June 30, 2010, 2011 and 2012:

Type of Business	Accumulated Tenants’ Sales as of June 30 for the fiscal periods (in millions of Ps)
	2012	2011	2010
Anchor Store	708.2	571.6	449.7
Clothes and footwear	4,932.8	3,801.0	2,754.2
Entertainment	351.5	262.8	180.2
Home	1,795.6	1,468.8	1,172.9
Restaurant	937.4	701.6	495.9
Miscellaneous	1,186.2	918.7	691.4
Services	54.7	41.8	33.9
Total	9,966.4	7,766.3	5,778.2

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Description of each Shopping Center

Set forth below is information regarding our subsidiary Alto Palermo’s principal shopping centers.

Alto Palermo Shopping, City of Buenos Aires. Alto Palermo Shopping is a 146-store shopping center that opened in 1990 and is located in the densely populated middle-income neighborhood of Palermo in the City of Buenos Aires. Alto Palermo Shopping is located only a few minutes from downtown Buenos Aires and with nearby subway access at the intersection of Avenues Santa Fe and Coronel Díaz. Alto Palermo Shopping has a total constructed area of 65,029 square meters (including parking lot) that consists of 18,701 sqm of gross leaseable area. The shopping center has a food court with 19 stores. Alto Palermo Shopping is spread out over four levels and its parking lot may accommodate 654 cars for a fee over an area of 32,405 square meters. The shopping center target customer is a middle-income shopper aged 28 to 40 years old.

In the fiscal year ended on June 30, 2012, the public visiting the shopping center generated nominal retail sales totaling approximately Ps. 1,304.6 million, which represents annual sales for approximately Ps. 69,762.1 per square meter. Total rental income increased from about Ps. 121.2 million for fiscal year ended June 30, 2011 to Ps. 151.5 million for fiscal year ended June 30, 2012, accounting for monthly income per square meter of gross leaseable area equal to Ps. 539.9 in 2011 and Ps. 675.2 in 2012.

As of June 30, 2012, the occupancy rate was 98.3%.

Alto Avellaneda, Avellaneda, Greater Buenos Aires. Alto Avellaneda is a 140-store shopping center that opened in October 1995 and is located in the densely populated neighborhood known as Avellaneda, on the southern border of the City of Buenos Aires. This shopping center is located near a railway station and close to downtown Buenos Aires City. Alto Avellaneda has a total constructed area of 108,598.8 square meters (including parking lot) that includes 36,943 sqm of gross leaseable area. Alto Avellaneda has a six-screen multiplex movie theatre, a Wal-Mart megastore, an entertainment center, a 20-restaurant food court and starting in April 28, 2008, it also hosts a Falabella department store. Wal-Mart (not included in the gross leaseable area) acquired the space it occupies, but it pays a share of the common expenses of Alto Avellaneda’s parking lot. This shopping center offers free-of-charge parking space for 2,700 cars over an area of 47,856 square meters.

In the fiscal year ended June 30, 2012, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 1,466.9 million, which represents annual revenues for approximately Ps. 39,708.41 per square meter. Total rental income increased from Ps. 77.2 million for fiscal year ended June 30, 2011 to Ps. 99.1 million for fiscal year ended June 30, 2012, which accounted for a monthly income per square meter of gross leaseable area of Ps. 175.5 in 2011 and Ps. 223.5 in 2012.

As of June 30, 2012, the occupancy rate was 96.1%.

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Paseo Alcorta, City of Buenos Aires. Paseo Alcorta is a 111-store shopping center that opened in 1992 and is located in the residential neighborhood of Palermo Chico, one of the most exclusive areas in the City of Buenos Aires, within a short drive from downtown Buenos Aires. Paseo Alcorta has a total constructed area of approximately 87,553.8 square meters (including parking lot) that consists of 14,107 square meters of gross leaseable area. Paseo Alcorta has a 12-restaurant food court and a Carrefour hypermarket on the ground floor. Carrefour purchased the space it now occupies but it pays a share of the expenses of the shopping center’s parking lot. It is a three-level shopping center that includes a parking lot that charges a fee (as from June 2008) with approximately 1,300 spaces.

In the fiscal year ended June 30, 2012, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 667.8 million, which represents annual sales for approximately Ps. 47,339.46 per square meter. Total rental income increased from approximately Ps. 52.3 million in fiscal year ended June 30, 2011 to Ps. 64.29 million for fiscal year ended June 30, 2012, which accounts for monthly revenues per square meter of gross leaseable area of Ps. 313.4 in 2011 and Ps. 379.8 in 2012.

As of June 30, 2012, the occupancy rate was 100%.

Abasto Shopping, City of Buenos Aires. Abasto Shopping is a 173-store shopping center located in the City Buenos Aires. Abasto Shopping is directly accessible by Carlos Gardel subway station; it is six blocks away from Once railway station and near the highway to Ezeiza International Airport. Abasto Shopping opened on November 10, 1998. Our investment in Abasto amounted to US$ 111.6 million. The principal building is a landmark building, which during the period 1889 to 1984 operated as the primary fresh produce market for the City of Buenos Aires. The property was converted into a 116,646 square meter shopping center (including parking lot and common areas), with approximately 37,711 square meters of gross leaseable area (41,443 sqm including Museo de los Niños). Abasto is ranked #4 in terms of gross leaseable area in Argentina. The shopping center is near Torres de Abasto, our apartment complex, and Coto supermarket.

In the fiscal year ended June 30, 2012, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 1,537.3 million, which represents annual sales for approximately Ps. 40,766.5 per square meter. Total rental income increased from approximately Ps. 118.7 million in fiscal year ended June 30, 2011 to Ps. 150.5 million for fiscal year ended June 30, 2012, which accounts for monthly revenues per square meter of gross leaseable area of Ps. 262.1 in 2011 and Ps. 332 in 2012.

As of June 30, 2012, the occupancy rate was 99.1%.

Patio Bullrich, City of Buenos Aires. Patio Bullrich is an 82-store shopping center that opened in 1988. Patio Bullrich was the first shopping center that started operations in the City of Buenos Aires. Our company purchased Patio Bullrich on October 1, 1998 for US$ 72.3 million. Patio Bullrich has a total constructed area of 29,982 square meters (including parking lot) that consists of 11,684 sqm of gross leaseable area and common areas consisting of 12,472 square meters. The shopping center includes a four-screen multiplex movie theatre seating 1,381 people and a 12-store food court. The four-story shopping center has a parking lot that charges a fee with 215 spaces over an area of 4,825 square meters.

In the fiscal year ended June 30, 2012, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 498.5 million, which represents annual sales for approximately Ps. 42,669.46 per square meter. Total rental income increased from approximately Ps. 45.1 million in fiscal year ended June 30, 2011 to Ps. 54.7 million for fiscal year ended June 30, 2012, which accounts for monthly revenues per square meter of gross leaseable area of Ps. 320 in 2011 and Ps. 390.2 in 2012.

As of June 30, 2012, the occupancy rate was 100%.

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Alto Noa, Salta, Province of Salta. Alto Noa is a 92-store shopping center located in the City of Salta, the capital of the Province of Salta. The shopping center consists of approximately 30,876 square meters of total constructed area that consists of 18,867 square meters of gross leaseable area and includes a 14-store food court, an entertainment center, a supermarket, an eight-screen movie theatre and parking facilities for 551 cars. In the fiscal year ended June 30, 2012, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 500.4 million, which represents annual sales for approximately Ps. 26,282.75 per square meter. Total rental income increased from approximately Ps. 19.3 million in fiscal year ended June 30, 2011 to Ps. 25.8 million for fiscal year ended June 30, 2012, which accounts for monthly revenues per square meter of gross leaseable area of Ps. 84.6 in 2011 and Ps. 113.3 in 2012.

As of June 30, 2012, the occupancy rate was 98.9%.

Buenos Aires Design, City of Buenos Aires. Buenos Aires Design is a 62-store shopping center intended for specialty interior, home decorating and restaurants that opened in 1993. Alto Palermo owns Buenos Aires Design through a 53.68% interest in Emprendimiento Recoleta S.A., which owns the concession to operate the shopping center. Buenos Aires Design is located in Recoleta, one of the most popular tourist zones in Buenos Aires City. Buenos Aires Design has a total constructed area of 26,131.5 square meters that consists of 13,777 square meters of gross leaseable area and 8 restaurants. It is divided into two floors and has a 174-car parking lot. In the fiscal year ended June 30, 2012, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 235.8 million, which represents annual sales for approximately Ps. 17,123.4 per square meter. Total rental income increased from approximately Ps. 17.3 million in fiscal year ended June 30, 2011 to Ps. 20.1 million for fiscal year ended June 30, 2012, which accounts for monthly revenues per square meter of gross leaseable area of Ps. 104.9 in 2011 and Ps. 121.9 in 2012.

As of June 30, 2012, the occupancy rate was 100%.

Alto Rosario, Santa Fe, City of Rosario. Alto Rosario is a shopping center of 146 stores, located in the City of Rosario, Province of Santa Fe. It was inaugurated in November 2004 and has 100,750 square meters of fully covered surface, and 28,646 square meters of gross leaseable area. This center is primarily devoted to clothing and entertainment and includes a food court with 17 stores, a children’s’ entertainment area, a 14-screen cinema complex and parking lot for close to 1,736 vehicles. In the fiscal year ended June 30, 2012, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 825.2 million, which represents annual sales for approximately Ps. 29,799.1 per square meter. Total rental income increased from approximately Ps. 42.7 million in fiscal year ended June 30, 2011 to Ps. 59.4 million for fiscal year ended June 30, 2012, which accounts for monthly revenues per square meter of gross leaseable area of Ps. 124.3 in 2011 and Ps. 178.7 in 2012.

As of June 30, 2012, the occupancy rate was 97.6%.

Mendoza Plaza Shopping, Mendoza, City of Mendoza. Mendoza Plaza Shopping is a 150-store shopping center located in the City Mendoza in the Province of Mendoza. It consists of 40,659 square meters of gross leaseable area. Mendoza Plaza has a multiplex movie theatre covering an area of approximately 3,659 square meters, the Chilean department store Falabella, a food court with 22 stores, an entertainment center and a supermarket which is also a tenant. In the fiscal year ended June 30, 2012, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 929.1 million, which represents annual sales for approximately Ps. 21,998 per square meter. Total rental income increased from approximately Ps. 36.5 million in fiscal year ended June 30, 2011 to Ps. 49.1 million for fiscal year ended June 30, 2012, which accounts for monthly revenues per square meter of gross leaseable area of Ps. 74.7 in 2011 and Ps. 96.8 in 2012.

As of June 30, 2012, the occupancy rate was 96.4%.

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Córdoba Shopping, Villa Cabrera, City of Córdoba. Córdoba Shopping Villa Cabrera is a 106-store commercial center with a covered area of 35,000 square meters, consisting of 15,191 square meters of gross leaseable area located in Villa Cabrera, City of Córdoba. It has a 12-screen movie theatre complex and a parking lot for 1,500 vehicles. In the fiscal year ended June 30, 2012, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 340.3 million, which represents annual sales for approximately Ps. 22,398.9 per square meter. Total rental income increased from Ps. 19.2 million in fiscal year ended June 30, 2011 to Ps. 26.0 million for fiscal year ended June 30, 2012, which accounts for monthly revenues per square meter of gross leaseable area of Ps. 105.3 in 2011 and Ps. 142.8 in 2012.

As of June 30, 2012, the occupancy rate was 99.6%.

Dot Baires Shopping, City of Buenos Aires, Buenos Aires. Dot Baires Shopping is a shopping center that was opened in May 2009. It has 4 floors and 3 underground levels, a covered surface area of 173,000 square meters, out of which 49,527 constitute Gross Leasable Area, 155 retail stores, a hypermarket, a 10-screen multiplex movie theater and parking space for 2,200 vehicles. Alto Palermo is owner of Dot Baires Shopping through an 80% ownership interest in this shopping center. In the fiscal year ended June 30, 2012, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 1,271.2 million, which represents annual sales for approximately Ps. 25,665.9 per square meter. Total rental income increased from approximately Ps. 76.6 million in fiscal year ended June 30, 2011 to Ps. 100.9 million for fiscal year ended June 30, 2012, which accounts for monthly revenues per square meter of gross leaseable area of Ps. 128.8 in 2011 and Ps. 169.9 in 2012.

As of June 30, 2012, the occupancy rate was 99.4%.

Soleil Factory, San Isidro, Province of Buenos Aires. Soleil Factory is a one-story shopping center, with a surface area of 48,313 square meters, 14,091 square meters of which are gross leaseable area, in respect of which APSA is also authorized to build more than 9,697 square meters. It comprises 74 stores and 2,335 parking spaces. Soleil Factory opened in Argentina more than 25 years ago and we are turning it into a top-brand outlet.  In the fiscal year ended June 30, 2012, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 254.1 million, which represents period average sales for approximately Ps. 17,267.9 per square meter. Total rental income increased from approximately Ps. 14.2 million in fiscal year ended June 30, 2011 to Ps. 19.1 million for fiscal year ended June 30, 2012, which accounts for monthly revenues per square meter of gross leaseable area of Ps. 84 in 2011 and Ps. 108.2 in 2012.

As of June 30, 2012, the occupancy rate was 100.0%.

La Ribera Shopping, City of Santa Fe. On June 15, 2011, Alto Palermo S.A. (APSA), directly and through its controlled company Torodur S.A., acquired a fifty-percent interest in the stock of Nuevo Puerto Santa Fe S.A. (NPSF), a company that is the tenant of a property where it constructed the shopping center and where the shopping center currently operates.

The price agreed upon for such acquisition of a 50% interest is US$ 4.5 million payable in 19 monthly installments without recognizing financing interest, and the last installment is due in February 2013.

The purchase of NPSF's shares was conditional upon Ente Administrador Puerto Santa Fe approving the change in the shareholding structure of NPSF and Caja de Asistencia Social Lotería de Santa Fe not raising any objection thereto. As such conditions were met, on August 18, 2011, the shares were transferred. Furthermore, NPSF and Casino Puerto Santa Fe (CPSF) executed a sub-concession agreement which replaces the previous lease agreement held by NPSF.

Accordingly, APSA became the owner of 33.33% and its controlled company Torodur became the owner of 16.66% of the shares, which in the aggregate account for 50% of the capital stock and voting rights of NPSF. In turn, GRAINCO S.A. became the owner of the remaining 50% interest.

La Ribera Shopping is located in an area of  43,219 square meters, with 48 retail stores and one 7-screen 2D and 3D multiplex movie theatre, the last screening room of which was opened in August 2012 and features state-of-the-art sound and image technology. It has also a Cultural Center consisting of 510 square meters, and 24,553 square meters including Outdoor Areas and free-of-charge Parking Lot. The gross leaseable area consists of approximately 7,710 square meters.

The shopping center is strategically located within the Port of Santa Fe, the most developed area in terms of real estate in the City of Santa Fe, 27 km away from the City of Paraná and 96 km away from the City of Rafaela. Its influence area represents a potential market consisting of over one million people.

In the fiscal year ended June 30, 2012, the public visiting the shopping center generated nominal retail sales that totaled approximately Ps. 135.2 million, which represents period average sales for approximately Ps. 437.59 per square meter. Total rental income amounted to Ps. 8.65 million in fiscal year ended June 30, 2012 which accounts for monthly revenues per square meter of gross leaseable area of Ps. 93.5.

As of June 30, 2012, the occupancy rate was 98.7%.

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Development and Sale of Properties and Land Reserves

Residential Development Properties

The acquisition and development of residential apartment complexes and residential communities for sale is one of our core activities. Our development of residential apartment complexes consists of the new construction of high-rise towers or the conversion and renovation of existing structures such as factories or warehouses. In connection with our development of residential communities, we frequently acquire vacant land, develop infrastructure such as roads, utilities and common areas, and sell plots of land for construction of single-family homes. We may also develop or sell portions of land for others to develop complementary facilities such as shopping areas within residential developments.

In fiscal year ended June 30, 2012, revenues from the Development and sale of properties segment amounted to Ps. 328.4 million, compare to Ps. 341.1 million posted in the fiscal year ended June 30, 2011.

Construction and renovation works on our residential development properties are currently performed, under our supervision, by independent Argentine construction companies that are selected through a bidding process. We enter into turnkey contracts with the selected company for the construction of residential development properties pursuant to which the selected company agrees to build and deliver the development for a fixed price and at a fixed date. We are generally not responsible for any additional costs based upon the turnkey contract. All other aspects of the construction, including architectural design, are performed by third parties.

Another modality for the development of residential undertakings is the exchange of land for constructed square meters. In this way, we deliver undeveloped pieces of land and another firm is in charge of building the project. In this case, we receive finished square meters for commercialization, without taking part in the construction works.

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The following table shows certain information and gives an overview regarding our sales and development properties as of June 30, 2012, 2011 and 2010:

Developments	Date of Acquisition	Estimated /Real Cost (in thousands of Ps.) (1)	Area intended for sale (sqm) (2)	Total Units / Lots (3)	IRSA’s Effective Interest	Percentage Built	Percentage Sold (4)	Accumulated Sales (in thousands of Ps.) (5)	Accumulated Sales as of June 30, (in thousands of Ps.) (6)			Book Value (in thousands of Ps.)(7)
									2012	2011	2010
Residential Apartments
Torres Renoir (15)	09/09/99	22,861	5,383	28	100.00%	100.00%	100.00%	53,940			142	-
Caballito Nuevo (16)	11/03/97	-	2,966	20	100.00%	100.00%	81.18%	48,418	9,248	39,170	-	2,150
Torres de Rosario (8) (15)	04/30/99	-	4,893	77	95.59%	100.00%	3.08%	10,720	9,190	1,530	-	16,418
Libertador 1703/1755 (Horizons) (14) (17)	01/16/07	399,355	44,648	467	50.00%	100.00%	100.00%	124,176	124,176	92,362	-	113,168
Other Residential Apartments (9)	N/A	231,677	158,747	1,660				310,084		1,599	117	84,941
Subtotal Residential Apartments		653,893	216,637	2,252				547,338	142,986	134,661	259	216,677

Residential Communities
Abril/Baldovinos (10)	01/03/95	130,955	5,137	4	100.00%	100.00%	99.50%	237,062	-	1,607	5,067	1,860
El Encuentro (18)	11/18/97	-	26,373	22	100.00%	100.00%	64.24%	13,742	10,260	20,665	3,482	2,922
Villa Celina I, II and III	05/26/92	4,742	75,970	219	100.00%	100.00%	100.00%	14,028	-	-	-	-
Subtotal Residential Communities		135,697	170,480	245				264,832	10,260	22,272	8,549	4,782

Land Reserves
Puerto Retiro	05/18/97	-	82,051	-	50.00%	0.00%	0.00%	-	-	-	-	54,270
Santa María del Plata	07/10/97	-	715,951	-	100.00%	0.00%	10.00%	-	-	-	-	159,243
Pereiraola	12/16/96	-	1,299,630	-	100.00%	0.00%	100.00%	46,311	-	-	46,311	-
Terreno Rosario (8) (19)	04/30/99	-	31,000	-	95.59%	0.00%	100.00%	38,345	27,273	22,931	-	-
Terreno Caballito	11/03/97	-	7,451	-	100.00%	0.00%	100.00%	-	-	52,658	-	-
Neuquén (8)	07/06/99	-	4,332	1	95.59%	0.00%	100.00%	-	-	9,102	-	-
Terreno Baicom	12/23/09	-	6,905	-	50.00%	0.00%	0.00%	-	-	-	-	4,459
Canteras Natal Crespo	07/27/05	-	4,300,000	-	50.00%	0.00%	0.00%	337	64	63	21	5,971
Thames	11/01/97	-	-	-	100.00%	-	100.00%	20,022	20,022	-	-	-
Terreno Beruti (8)	06/24/08	-	3,207	-	95.59%	0.00%	100.00%	-	-	75,373	-	-
Pilar	05/29/97	-	740,237	-	100.00%	0.00%	0.00%	-	-	-	-	3,408
Coto Air Space (8)	09/24/97	-	24,000	-	95.59%	0.00%	0.00%	-	-	-	-	16,110
Torres Jardín IV	07/18/96	-	3,176	-	100.00%	0.00%	100.00%	-	-	11,480	-	40,102
Terreno Caballito (8)	10/22/98	-	23,389	-	95.59%	0.00%	0.00%	-	-	-	-	45,814
Patio Olmos (8)	09/25/07	-	5,147	-	95.59%	100.00%	0.00%	-	-	-	-	33,475
Other Land Reserves (11)	N/A	-	14,455,235	3				2,213	-	1,969	1,172	79,929
Subtotal Land Reserves			21,701,711	4				107,228	47,359	173,576	47,504	442,781

Others
Madero 1020	12/21/95	-	5,069	N/A	100.00%	100.00%	100.00%	18,848	-	-	71	-
Della Paolera 265	08/27/07	-	472	N/A	100.00%	100.00%	100.00%	6,850	-	-	-	-
Madero 942	08/31/94	-	768	N/A	100.00%	100.00%	100.00%	6,137	-	-	-	-
Dock del Plata	11/15/06	-	7,942	N/A	100.00%	100.00%	100.00%	84,206	-	-	42,136	-
Libertador 498	12/20/95	-	2,484	N/A	100.00%	100.00%	100.00%	93,558	10,600	10,504	46,608	-
Sarmiento 517	-	-	-	-	-	-	-	-	233	-	68,580	-
Edificios Costeros	03/20/97	-	734	N/A	100.00%	100.00%	100.00%	68,580	69,040	-	10,948	-
Libertador 602	01/05/96	-	677	N/A	100.00%	100.00%	100.00%	10,948	-	-	-	-
Museo Renault	-	-	-	-	-	-	-	-	47,927	-	-	-
Laminar	03/25/99	-	6,521	N/A	100.00%	100.00%	100.00%	74,510	-	-	-	-
Reconquista 823	11/12/93	-	5,016	N/A	100.00%	100.00%	100.00%	31,535	-	-	-	-
Locales Crucero I	-	-	192	N/A	100.00%	100.00%	100.00%	2,006	-	-	-	-
Others (12)	N/A	-	-	N/A	N/A	N/A	N/A	25,283	-	59	912	-
Subtotal Others			36,892					422,461	127,800	10,563	169,255	-

TOTAL (13)		789,590	22,062,720	2,501				1,341,859	328,404	341,073	255,567	664,240

IRSA Inversiones y Representaciones Sociedad Anónima
Annual Report

Notes:
(1) Cost of acquisition plus total investment made and/or planned for apartments and residential communities’ projects already developed or under development
 (adjusted for inflation as of 02/28/03, if applicable).-

(2) Total area intended for sale upon completion of the development or acquisition and before the sale of any of the units (including parking and storage spaces but excluding common areas). In the case of Land Reserves the land area was considered.

(3) Represents the total units or plots upon completion of the development or acquisition (excluding parking and storage spaces).
(4) The percentage sold is calculated dividing the square meters sold by the total saleable square meters, which includes sales made under the preliminary sales agreements for which no title deed has been executed yet.

(5) Includes only the cumulative sales consolidated by the RT21 method adjusted for inflation as of 02/28/03.-
(6) Corresponds to the company’s total sales consolidated by the RT4 method adjusted for inflation as of 02/28/03. Excludes turnover tax deduction.-
(7) Cost of acquisition plus improvements, plus capitalized interest of consolidated properties in portfolio as of June 30, 2012, adjusted for inflation as of 02/28/03.
(8) Through Alto Palermo S.A.-
(9) Includes the following properties: Torres de Abasto through APSA (fully sold), units to be received by Beruti through APSA, Torres Jardín,  Edificios Cruceros (fully sold), San Martin de Tours, Rivadavia 2768, Alto Palermo Park (fully sold), Minetti D (fully sold), Dorrego 1916 (fully sold), Padilla 902 (fully sold), Caballito barter receivable and Lotes Pereiraola through IRSA.

(10) Includes the sales of Abril’s shares.
(11) Includes the following land reserves: Terreno Pontevedra, Isla Sirgadero, Terreno San Luis, Mariano Acosta, Merlo and Intercontinental Plaza II through IRSA, Zetol and Vista al Muelle through Liveck and C.Gardel 3134 (fully sold), C.Gardel 3128 (fully sold), Aguero 596 (fully sold), República Arabe Siria (fully sold), Terreno Mendoza (fully sold), Zelaya 3102, Conil, Soleil air space and Other APSA (Through APSA)

(12) Includes the following properties: Puerto Madero Dock XIII (fully sold). It also includes income from termination and income due to the reimbursement of common maintenance expenses, stamp tax and associated fees.

(13) Corresponds to the “Development and sale of properties” business unit mentioned in Note 3 to the Consolidated Financial Statements.
(14) Owned by CYRSA S.A.
(15) Corresponds to swap receivables disclosed as “Inventories” in the Consolidated Financial Statements for parcels “G” and “H”.
The degree of physical progress of parcel “G” at June 30, 2011 is 100% and of parcel “H” is 84%.

(16) 63% of the area was sold under deed.
(17) Gains derived from 99.4% of sales have been recognized as Net Realizable Value.
(18) 42% of the area was sold under deed.

IRSA Inversiones y Representaciones Sociedad Anónima
Annual Report

In the apartment building market, we acquire undeveloped properties strategically located in densely populated areas of the City of Buenos Aires, particularly properties located near shopping centers and hypermarkets or those to be constructed. We then develop multi-building high-rise complexes targeting the middle- and high- income market. These are equipped with modern comforts and services, such as open “green areas,” swimming pools, sports and recreation facilities and 24-hour security. In the loft buildings market, our strategy is to acquire old buildings no longer in use located in areas with a significant middle and upper-income population. The properties are then renovated into unfinished lofts allowing buyers the opportunity to design and decorate them according to their preferences.

Completed Apartment Projects

Torres Jardín, City of Buenos Aires. Torres Jardín is a high-rise residential complex located in the Buenos Aires neighborhood of Villa Crespo, approximately five minutes from Abasto Shopping. Torres Jardín I, II and III have been completed and consist of 490 one, two and three-bedroom residential apartments. The complex also includes 295 spaces of underground parking. As of June 30, 2012, 2 spaces for motorcycle parking were pending sale.

Edificios Cruceros, City of Buenos Aires. “Edificios Cruceros” is a project located in the Puerto Madero area. This dwelling building covers 6,400 square meters of surface area, and it is close to the “Edificios Costeros” office building. This project targets the high-income segment of the population and all its common areas have views to the river. This development was partially financed through the anticipated sale of its apartments. Works have been completed and at June 30, 2012 it is fully sold.

Barrio Chico, City of Buenos Aires. This is a unique Project located in Barrio Parque, an exclusive residential zone in the City of Buenos Aires. During May 2006 the successful marketing of this project was launched. The image of the product was previously developed with the name of “Barrio Chico” with advertisements in the most important media. As of June 30 2012, the project is finished and only 5 parking spaces remain to be sold.

Palacio Alcorta, City of Buenos Aires. Palacio Alcorta is a 191-loft units residential property that we converted from a former Chrysler factory in the residential neighborhood of Palermo Chico, one of the most exclusive areas of Buenos Aires City, located just a ten-minute drive from downtown Buenos Aires. The loft units range from 60 to 271 sqm. This development project targets the upper-income market. Palacio Alcorta has 165 parking spaces and also seven retail units that belong to us. All of the loft units in the complex have been sold.

Concepción Arenal 3000, City of Buenos Aires. Concepción Arenal 3000 is a 70-loft residential property located in the north-central area of the City of Buenos Aires. Each loft unit has a salable area of 86 sqm and a parking space. Lofts in this building are targeted towards the middle-income market. As of June 30, 2012, the project had been completed and fully sold.

Alto Palermo Park and Plaza, City of Buenos Aires. Alto Palermo Park is one of two 34-story apartment buildings located two blocks from Alto Palermo Shopping in the exclusive neighborhood of Palermo. Apartments in this building are targeted primarily towards the upper-income market. Alto Palermo Park is located next to its twin building, Alto Palermo Plaza. Both buildings are comprised of three- and four-bedroom apartments with an average area of 158 sqm in the case of Alto Palermo Park and of 294.5 sqm, in the case of Alto Palermo Plaza. Each unit includes an average of 18 and 29 sqm parking/storage space, respectively. These buildings were included with the assets that the Company acquired in November 1997 from Pérez Companc. As of the date of this report, 100% of both towers was sold.

Villa Celina, Province of Buenos Aires. Villa Celina is a 400-plot residential community for the construction of single-family homes located in the residential neighborhood of Villa Celina on the southwestern edge of the City of Buenos Aires. We have been developing this property in several stages since 1994. The first three stages involved 219 lots, each measuring on average 347 square meters and the last two stages involve 181 lots. As of June 30, 2012, 100% of the project had been sold.

Torres Renoir, Dique III. During fiscal year 2006 we closed swap agreements that allowed us to start the construction of these two exclusive residential buildings of 37 and 40 stories. Located in Dique III in Puerto Madero, City of Buenos Aires, this project was directed to a medium-high income public. The project includes amenities and high-class services. As of June 30, 2012, the works were completed and the units were fully sold.

Apartment Projects Currently Under Development

Torre Caballito, City of Buenos Aires. This property, with a surface of 8,404 square meters, is situated in the northern area of Caballito’s residential neighborhood in the City of Buenos Aires. On May 4, 2006, IRSA and KOAD S.A. (“KOAD”), an Argentine developer, entered into an asset exchange agreement valued at US$ 7.5 million pursuant to which it sold to Koad plot number 36 of “Terrenos de Caballito” whereby KOAD has agreed to develop a residential complex called “Caballito Nuevo”, at its costs, consisting of two 34-story towers containing 220 apartments each, consisting of one, two and three bedroom residential units with surface areas ranging from 40 to 85 sqm, totaling approximately 28,000 saleable sqm. The project offers a wide variety of amenities and services. As a result of this transaction, Koad delivered to IRSA 118 apartments and 61 parking lots in the first tower, representing 25% of the total square meters for sale. As of June 30, 2012, 9 apartments and 11 parking spaces are still pending sale.

Horizons Project, Vicente López, Olivos, Province of Buenos Aires. In January, 2007, we acquired the total shares of Rummaala S.A., the main asset of which is a plot of land located in Vicente Lopez, Province of Buenos Aires. The purchase price was US$ 21.17 million, payable as follows: (i) US$ 4.25 million in cash and (ii) delivery of certain units of the building to be constructed in the land owned by Rummaala in the amount of US$ 16.92 million, within a 4-year term as from the later of the approval date of the plans by the competent authorities or the date on which the property is vacated. As security for compliance with the construction of the future building and transfer of the future units, the shares acquired were pledged.

Simultaneously with the foregoing transaction, Rummaala acquired a plot of land adjacent to its own property for a total purchase price of US$ 15.0 million, payable as follows: (i) US$ 0.5 million in cash; (ii) through the delivery of certain units of buildings Cruceros I and II in the amount of US$ 1.25 million and (iii) trough the delivery of certain units of the building to be constructed in the land acquired for a total purchase price of US$ 13.25 million, within a 40-month term as from the later of the approval date of the plans by the competent authorities or the date on which the property is vacated. As security for compliance with the construction of the future building and transfer of the future units, the property located at Suipacha 652 was mortgaged.

In April 2007, we created CYRSA S.A. (“CYRSA”) in order to have a corporate vehicle to facilitate the development of a specific project together with one or more investors having in-depth knowledge and vast experience in the industry. To that end, we contributed 100% of the capital stock in Rummaala S.A. and the debt in kind associated to the acquisition of the land to CYRSA for a net amount of $ 21.5 million, whereas CYRELA contributed $ 21.5 million (an amount equivalent to the value of the shares that we contributed).

We entered into an agreement with Cyrela Brazil Realty S.A. Empreendimentos e Partiçipacões for the development of residential projects in the Republic of Argentina through CYRSA, which will operate under the name of IRSA - CYRELA.

IRSA-CYRELA’s development project in this plot made up by two adjacent blocks in the Vicente López neighborhood, was launched in March under the name “Horizons”. It is one of the most significant developments in Greater Buenos Aires, which entailed a new concept in residential complexes given its emphasis on the use of common spaces. This project includes two complexes with a total of six buildings; one of them facing the river with three 14-floor buildings (the “River” complex) and the other on Avenida del Libertador with three 17-floor buildings (the “Park” complex), totaling 59,000 sqm of constructed surface area for sale distributed in 467 units (to the exclusion of the units to be delivered in exchange for the acquisition of land). With its unique and innovating style in residential complexes, Horizons has 32 amenities, including a meeting room; a work zone; heated swimming pools; club house and spa, sauna, gym, children room, teen room; theme-park areas; and aerobic trail, to name but a few. The showroom was opened to the public in March 2008 with immediate success.

As of June 30, 2012, preliminary sales agreements had been executed for 100% of our own units on sale. The Towers located in both blocks are completed and the title deeds of its units are being executed. Delivery of the last units is expected to be completed during fiscal year 2012-2013.

IRSA Inversiones y Representaciones Sociedad Anónima
Annual Report

Private Residential Communities

In the residential communities market, we acquire undeveloped properties located in suburban areas or neighborhoods near the large cities to develop private neighborhoods and country clubs in which to sell vacant lots for the construction of single family homes. In these properties we build streets and roads and arrange for the provision of basic municipal services and amenities such as open spaces, sports facilities and security. We seek to capitalize on improvements in transportation and communication around the City of Buenos Aires, the growing suburbanization of the region and the shift of the population moving to countryside-type residential communities.

An important factor in the trend towards living in suburban areas has been the improvements and additions to the Autopista Panamericana, Avenida General Paz and Acceso Oeste highways, which significantly reduce traveling time, encouraging a significant number of families to move to the new residential neighborhoods. Furthermore, improvements in public train, subway and bus transportation since their privatization have also influenced the trend to adopt this lifestyle.

As of June 30, 2012, our residential communities for the construction of single-family homes for sale in Argentina had a total of 5,137 square meters of saleable area in Abril, and 26,373 sqm of saleable area in “El Encuentro” (Benavidez). Both residential communities are located in the province of Buenos Aires.

Abril, Hudson, Greater Buenos Aires. Abril is a 312-hectare private residential community located near Hudson City, approximately 34 kilometers south of the City of Buenos Aires. We have developed this property into a private residential community for the construction of single family homes targeting the upper-middle income market. The project includes 20 neighborhoods subdivided into 1,273 lots of approximately 1,107 square meters each. Abril also includes an 18-hole golf course, 130 hectares of woodlands, a 4,000-square meter mansion and entertainment facilities. A bilingual school, horse stables and sports centers and the construction of the shopping center were concluded in 1999. The neighborhoods have been completed, and as of June 30, 2012, 99.6% of the property had been sold for an aggregate of over Ps. 240 million, with 5,137 square meters available for sale.

El Encuentro, Benavidez, Tigre. In the district of Benavidez, Municipality of Tigre, 35 kilometers north from downtown Buenos Aires, a 110-hectare gated residential complex known as “El Encuentro” is located, consisting of a total of 527 lots with a total saleable area of 610,785.15 sqm with two privileged front accesses: the main one to Vía Bancalari and the service one to Highway No. 9, allowing an easy way to and from the city. On May 21, 2004 an exchange deed was signed for the original lot whereby DEESA agreed to pay US$ 4.0 million to our subsidiary Inversora Bolívar, of which US$ 1.0 million were paid in cash and the balance of US$ 3.0 million was paid on December 22, 2009, with the transfer of 110 residential plots already chosen, totaling a saleable area of 127,795 sqm. The development of the project is completed and equipped with power supply, water, sewage, effluent treatment plant, public lighting, finished driveways and accesses, buildings, sports facilities, etc.

As of June 30, 2012, after having started its commercialization in March 2010, 84 units have been sold; there are reserves for 6 units for an amount of US$ 0.82 million, and 22 units are available for sale.

Land Reserves

We have acquired large undeveloped properties as land reserves located in strategic areas for the future development of office and apartment buildings, shopping centers and single family housing. We have acquired what we believe to be two of the largest and most important undeveloped river front plots in Buenos Aires, Puerto Retiro and Santa María del Plata, for the future development of residential and office spaces. In addition, we have benefited from the improvement of land values during periods of economic growth. As of June 30, 2012, our land reserves totaled 25 properties consisting of approximately 2,160 hectares (including the lot in Caballito, and the air space over Coto C.I.C.S.A. - “Coto”- where we hold interests through our subsidiary Alto Palermo).

IRSA Inversiones y Representaciones Sociedad Anónima
Annual Report
Land Reserves in the City of Buenos Aires

Solares de Santa Maria, City of Buenos Aires, (formerly Santa María del Plata).  Solares de Santa María is a 70-hectare property facing the Río de la Plata in the south of Puerto Madero, 10 minutes from downtown Buenos Aires. Through our subsidiary Solares de Santa María S.A. (“Solares de Santa María”) we are owners of this property. We intend to develop this property for mixed purposes, i.e. our development project involves residential complexes as well as offices, stores, hotels, sports and sailing clubs, services areas with schools, supermarkets and parking lots.

As part of the project, we had sold 10% of Solares de Santa María capital stock for US$ 10.6 million to Mr. Israel Sutton Dabbah, who is part of the Sutton Group. An initial payment of US$ 1.5 million was made and the balance of US$ 9.1 million was due on December 23, 2009. In order to secure his obligations under the share purchase agreement, the buyer created a pledge on certain assets owned by it for our and our subsidiary, Palermo Invest S.A.’s benefit.

On the first days of September 2010, and after the end of fiscal year 2010, we acquired (through E-commerce Latina S.A.) a 100% interest in Unicity for the sum of US$ 2.5 million. The main asset of Unicity includes 31,491,932 shares representative of 10% of Solares de Santa María S.A.’s stock capital and pursuant to which it held liabilities with IRSA for the purchase price balance, which as of even date amounts to US$ 9.1 million. On September 28, 2010 such liabilities were capitalized and we received in exchange 36,036,000 shares accounting for 88.61% of Unicity, and the remaining balance of 11.39% is held by E-Commerce Latina S.A.

In 1997 we acquired the site which the National Executive Branch had assigned to be the Olympic village of the Olympic Games in case Buenos Aires was chosen as host city to hold the Olympic Games. A rule passed by the Legislative Branch of the City of Buenos Aires in 1992 provided general urban standards to the site, and stated that the “Site urban design” was to be submitted for approval of the Environmental Urban Plan Council (Consejo de Planificación Urbana - “COPUA”). As from the acquisition of this property, we have been seeking the municipal approvals necessary for the development of a mixed project in the area.

In the year 2000, we filed a master plan for the Santa María del Plata site, which was assessed by COPUA and submitted to the Town Treasurer’s Office for its consideration. In 2002, the Government of the City of Buenos Aires issued a notice of public hearing and in July 2006, the COPUA made some recommendations about the project, and in response to the recommendations made by COPUA to the project on December 13, 2006, we filed an amendment to the project to adjust it to the recommendations made by COPUA, making material amendments to our development plan for the Area, which amendments included the donation of 50% of the site to the City of Buenos Aires for public use and convenience and a perimetrical pedestrian lane along the entire site on the river bank.

In March 2007, a committee of the Government of the City of Buenos Aires, composed of representatives from the Legislative and Executive Branches, issued a report stating that such Committee had no objections to our development plan and requested that the General Treasury render a decision concerning the scope of the development plan submitted for the project.

In November 2007, 15 years after the Legislative Branch of the City of Buenos Aires granted the general zoning standards for the site, the Government Chief of the City of Buenos Aires executed Decree No. 1584/07, which passed the specific ruling, set forth certain rules for the urban development of the project, including types of permitted constructions and the obligation to assign certain spaces for public use and convenience.

Notwithstanding the approval of Decree No. 1584/07 in 2007, several municipal approvals are still pending and in December 2007, a municipal court rendered a decision restricting the implementation of our proposed development plan due to objections made by a legislator of the City of Buenos Aires, alleging the suspension of Decree No. 1584/07 and each construction project and/or the municipal permits granted for business purposes. Notwithstanding the legality and validity that has the referred decree for the company, alternatively, Agreement 5/10 was executed with the Government of the City of Buenos Aires, which has been sent with a legislative bill to the Legislature of the City of Buenos Aires under number 976-J-2010, for approval. Once approved, these regulations will have the hierarchy of a law.

Puerto Retiro. Puerto Retiro is an 8.2 hectare undeveloped riverside property bounded by the Catalinas and Puerto Madero office zones to the west, the Retiro railway station to the north and the Río de la Plata to the south and east. One of the only two significant privately owned waterfront properties in the City of Buenos Aires, Puerto Retiro may currently be utilized only for port activities, so we have initiated negotiations with municipal authorities in order to rezone the area. Our plan is to develop a 360,000 sqm financial center. The launching date has not been settled and consequently, the estimated cost and financing method are not decided yet. We own a 50% interest in Puerto Retiro.

IRSA Inversiones y Representaciones Sociedad Anónima
Annual Report

Caballito lot, Ferro Project. This is a property of approximately 23,791 sqm in the City of Buenos Aires, neighborhood of Caballito, one of the most densely populated of the city, which Alto Palermo purchased in November 1997. This plot would allow developing a shopping center having 30,000 sqm, a hypermarket, a cinema complex, and several recreation and entertainment activity areas. At present, the legislature of the City of Buenos Aires has received a legislative bill to approve the zoning parameters corresponding to this property which already has the consent of the Executive Branch.

Beruti plot. During June 2008, APSA acquired a plot of land situated at Beruti 3351/3359, between Bulnes and Avenida Coronel Díaz in Palermo, a neighborhood in the City of Buenos Aires quite close to our Shopping Center known as “Alto Palermo Shopping”. The transaction involved a surface area of 3,207 sqm for a price of US$ 17.8 million. This has been a significant acquisition because of the strategic location of the property, in the immediate vicinity of our main shopping center.

In October 2010, the lot was sold to TGLT for US$ 18.8 million. As consideration for the sale, APSA received US$ 10.7 million in cash upon the execution of the preliminary sales agreement. As consideration for the balance, APSA will receive 17.33% of the apartments’ saleable area, 15.82% of the residential parking spaces and 170 business parking spaces located in the first and second underground levels. As security for the transaction, TGLT delivered to APSA a performance bond for US$ 4.0 million and a first-degree mortgage in the name of APSA for US$ 8.1 million, over the lot. Delivery is expected to take place in November 2013.

Terreno Paraná. On June 30, 2009, Alto Palermo S.A. (APSA) executed a “Letter of Intent” whereby it stated its intention to acquire a plot of land of approximately 10,022 sqm in the City of Paraná, Province of Entre Ríos, to be allocated to the construction, development and exploitation of a shopping center or mall. The purchase price was US$ 0.5 million, out of which at the beginning of July 2010, the sum of US$ 0.05 million was paid as advance payment, in August 2010 US$ 0.1 million was paid, and the remaining US$ 0.35 million will be paid upon the execution of the title deed. The certificate of possession of the Lot was executed on December 29, 2012.

Caballito plot. During this fiscal year, we and TGLT executed a barter deed pursuant to which we transferred to TGLT under a swap agreement the property detailed in the deed as described below, which has a total surface area of 9,784 sqm: plot of land, designated as Parcel ONE L, in block 35, facing Méndez de Andes street between Rojas and Colpayo streets in the Caballito neighborhood.

In turn, TGLT agreed to carry out in the property a real estate development for residential use. In exchange for the transfer of the property, APSA will receive non-cash considerations equivalent to US$ 12.75 million, which consist in transferring under barter to APSA certain home units in the buildings to be built which will represent 23.1% of the saleable area and 21.1% of the parking spaces area. As security for the transaction, TGLT has granted to IRSA a first-degree mortgage over the property in the amount of US$ 12.75 million.

Pursuant to the Barter Deed executed by the parties the units in Tower 1 will be delivered in October 2014, the units in Tower 2 will be delivered in April 2015 and the units in Tower 3 will be delivered in October 2015.

Coto Residential Project. Alto Palermo owns approximately 24,000 sqm in air space over the top of the Coto hypermarket that is close to the Abasto Shopping Center in the heart of the City of Buenos Aires. Alto Palermo S.A. and Coto Centro Integral de Comercialización S.A. (Coto) executed and delivered a deed dated September 24, 1997 whereby APSA acquired the rights to receive parking units and the rights to build on top of the premises located in the block formed by the streets Agüero, Lavalle, Guardia Vieja and Gallo, in the Abasto neighborhood.

Terreno Baicom. On December 23, 2009, we acquired 50% of a parcel located in the surroundings of the Buenos Aires Port, for a purchase price of Ps. 4.5 million. The property’s total surface area is 6,905 sqm and there is a construction permit associated for 34,500 sqm in line with the City of Buenos Aires urban construction rules and regulations.

IRSA Inversiones y Representaciones Sociedad Anónima
Annual Report
Land reserves in the Province of Buenos Aires

Sale of Pereiraola, Hudson. Directly and indirectly through Inversora Bolivar, we had a 100.0% interest in Pereiraola S.A., a company whose principal asset is a 130-hectare undeveloped property adjacent to Abril, a private residential community developed by IRSA.

On April 21, 2010, the Company entered into a purchase and sale agreement with a third party whereby IRSA agrees to sell 100% of Pereiraola S.A.’s shares. The total price of the transaction was established at US$ 11.8 million plus VAT, which meant a gain of Ps. 21.7 million over book value.

On June 25, 2010, we accepted a purchase bid for US$ 11,786,972, to be paid partly in cash and partly in kind. For the cash-based payment, the buyer has paid us US$ 1,940,000. The US$ 7,760,000 balance will be paid in 4 half-yearly, equal and consecutive installments of US$ 1,940,000 each. As to the non-monetary part of the transaction, the buyer will transfer ownership to us over certain lots within 36 months starting on the date its bid is accepted.

Late in July 2012, the buyer paid the monetary portion of consideration and therefore only delivery of the promised lots is pending.

To secure payment of the price, the buyer sets up a pledge over Pereiraola’s shares, which remain in our custody. Besides, the buyer created a first-degree mortgage in our favor over the property.

Pilar. Pilar is a 74-hectare undeveloped land reserve property located close to the city of Pilar, 55 kilometers northwest of downtown Buenos Aires. The property is easily accessible due to its proximity to the Autopista del Norte highway. Pilar has become one of Argentina’s fastest developing areas. We are considering several alternatives for this property including the development of a residential community or the sale of this property in its current state and, therefore, we do not have a cost estimate or financing plan. The plot’s book value is estimated to be Ps. 3.4 million as of June 30, 2012.

IRSA Inversiones y Representaciones Sociedad Anónima
Annual Report
Land reserves in other provinces

Torres Rosario Project, City of Rosario, Province of Santa Fe. APSA owns a block of land of approximately 50,000 sqm divided into 8 smaller plots in the City of Rosario, near the Alto Rosario Shopping Center. At June 30, 2011, 2 of the plots had been bartered with Condominios del Alto S.A. (plots 2-G and 2-H).

As consideration for the barter of parcel 2-G (totaling a surface area of 10,128 sqm for sale), in December 2011 Condominios del Alto S.A. transferred 15 apartments, with a total constructed area of 1,504.45 sqm (representative of 14.85% of the total building constructed in this parcel) and 15 parking spaces (representative of 15% of the total parking surface area to be constructed in this property). These units are already for sale since May 2010.

As consideration for the barter of parcel 2-H (totaling a surface area of 14,500 sqm for sale), Condominios del Alto S.A. will transfer 42 apartments, with a total constructed surface area of 3,188 sqm (representative of 22% of the total building to be constructed in this parcel) and 47 parking spaces (representative of 22% of the total parking surface area to be constructed in this property). The degree of completion of parcel 2-H is 84%.

As of June 30, 2012, the rest of the parcels of Block 2 had been sold, as per the following detail. Parcel 2-A was sold for US$ 4.2 million and its title deed was executed in June 2011; parcel 2-B was sold for US$ 1.51 million and its title deed was executed in June 2011; parcel 2-C was sold for US$ 1.51 million and its title deed was executed in June 2011; parcel 2-D was sold for US$ 1.54 million, to be collected in 5 installments (4 installments of US$ 0.257 million collected in February, July and August 2011, a fourth one collected in November 2011 and the fifth one collected in February 2012 for US$ 0.513 million, on which date the title deed was executed in the name of buyer); parcel 2-E was sold for US$ 1.43 million and its title deed was executed in May 2010; and parcel 2-F was sold for US$ 1.93 million and its title deed was executed in June 2011. On December 28, 2011 Condominios del Alto transferred to APSA title to the 15 apartment units and 15 parking spaces comprising the non-monetary portion of consideration under the Barter Agreement for 2G parcel entered into in October 2007. Therefore, APSA discharged the mortgage on the property that secured payment of the consideration.

Condominios del Alto I- (parcel 2-G)

The project is composed of two opposite blocks of buildings, commercially divided into 8 sub-blocks. Apartments (97 units) are distributed in 6 floors with parking spaces (98 units) in the basement. Condominios del Alto I’s amenities include a swimming pool with solarium, a multiple use room, sauna, a gym with dressroom and a laundry. Given its excellent location and construction quality, this development is targeted at a medium-high income segment.
As of June 30, 2012, the project had been completed and 7 apartments with parking space had been sold, with 8 apartments, 8 parking spaces and one storage space being available for sale.

Condominios del Alto II – (parcel 2-H)

The project will be composed of two opposite blocks of buildings, commercially divided into 10 sub-blocks. The project will include a total of 189 apartments distributed in 6 floors and 195 parking spaces located in two basements. The amenities will include a swimming pool with solarium, a multiple use room, sauna, a gym with dressroom and a laundry. As of June 30, 2012 the project had been completed and deliveries are in progress, with 35 apartments (3,601 sqm), 41 parking spaces and 5 storage spaces being available for sale.

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Annual Report

Neuquén Project, Province of Neuquén. The main asset of the project is a plot of land of approximately 50,000 sqm. The project contemplates the construction of a shopping center, a hypermarket, a hotel and an apartment building.

On June 12, 2009, a new agreement was executed with the Municipality of Neuquén whereby we were required to submit the blueprints of the new Road Project (including the additions to the project agreed upon) and the blueprints of the Modified General Project. The respective modifications to the blueprints mentioned were filed on October 19, 2009. Then, the Municipality of Neuquén raised some objections that were duly responded. On January 18, 2010, the Municipality of Neuquén requested corrections to the blueprints filed and imposed a 30-day term for filing them. Finally, APSA was notified that the architectural project had been registered, which triggered, on April 8, 2010, the commencement of a term of 90 running days for the start of the shared works. APSA submitted the working plans for the first stage of the works (which contemplate the construction of the Shopping Center and the Hypermarket) and was granted the authorizations necessary to start working. On July 5, 2010, well within the 90-running day term already mentioned, APSA started the shared works.

The first stage of the works is to be finished in a maximum 22-month period counted as from the date of commencement of the construction works. In the event of a breach of the conditions agreed upon, the Municipality of Neuquén is entitled to terminate the agreement and proceed as necessary, which means that the Municipality of Neuquén is entitled to demand that the parcels it sold to the Company be returned.

On June 18, 2009, Shopping Neuquén S.A. received from the company G&D Developers S.A. US$ 119 thousand as price for the sale of a lot of approximately 4,332 sqm located in the surroundings of the property that will host the shopping center, though separate from it, in the framework of the negotiations conducted with the Municipality of Neuquén.

As of June 30, 2011, the area that was planned to be used for construction of a Hypermarket had been sold to a subsidiary of COTO.

On June 4, 2012, pursuant to an agreement entered into between Shopping Neuquén S.A. and the Municipality of Neuquén, a new extension was agreed to resume works on the site, following appointment of a new constructor. The new deadlines contemplate the Appointment of a constructor and Resumption of Works.

Ex Escuela Gobernador Vicente de Olmos, Córdoba, Province of Córdoba. In November 2006 we participated in a public bidding process called by Corporación Inmobiliaria Córdoba S.A. for the sale of the building known as Ex Escuela Gobernador Vicente de Olmos, located in the City of Córdoba. The building has 5,147 sqm of surface area. Inside the building there is a portion of the Patio Olmos shopping center, which operates in four commercial floors and has two underground parking lots. This shopping center also includes two neighboring buildings with cinemas and a commercial annex connected to the area covered by the call for bids and legally related through easement contracts. The building is under a concession contract effective for a 40-year term, expiring in February 2032, in which we acted as grantor. On September 25, 2007, the Government of the Province of Córdoba executed and delivered the title deed conveying the property where the Patio Olmos Shopping Center is currently operating, together with the transfer of the respective concession contract.

Canteras Natal Crespo, Province of Córdoba. The first guidelines for development of this project are in progress on the basis of the Master Plan of the Chilean architect firm called URBE. Also, preliminary filings have been submitted to the Municipality of La Calera and to the Provincial Government.

This undertaking is characterized by an attractive and varied residential offer of land, dwelling areas of low and medium density, and commercial and social areas. Each one of the quarters will have a full service infrastructure and will be distinguished by the particularities of the land in the outstanding natural environment of the Sierras Chicas of the Province of Córdoba.

Canteras Natal Crespo S.A. is a company located in the Province of Córdoba that will have as main activity the urbanization of own or third parties plots of land, the so-called countries, lots for sale or rent, production of quarries, real estate business and construction of houses.

IRSA Inversiones y Representaciones Sociedad Anónima
Annual Report

Purchase of Nobleza Piccardo’s Plant

We have acquired, through a subsidiary in which we have a 50% interest, the property where Nobleza Piccardo has its manufacturing plant. It is located in the City of San Martin (Av. San Martín 601), in the Province of Buenos Aires; and due to its size and location it is an excellent site for the future development of different segments. The total area of its plot is 160,000 sqm with a built area of 81.786 sqm. According to the executed agreement, Nobleza Piccardo will lease 100% of the plot during the first year, vacating it partially until the 3rd lease year, at which time it will vacate the whole plot.

During the first lease year, the rental area is 80,026 sqm including storehouses and offices and during the second year of lease, the leased area will be reduced to 27,614 sqm.

We are preparing a Master Plan in order to apply before the authorities of San Martín’s Town Hall for the zoning parameters that will allow us to develop a mixed-use project.

On May 16 the Municipality of San Martín approved the pre-feasibility application for business, entertainment, event, office and other uses.

On May 30, by accepting a letter of Offer of Shares APSA acquired 100% of IRSA's shares in Quality Invest S.A. (50% of all shares), a Company whose sole asset is the lot where the manufacturing plant and administrative offices of Nobleza Piccardo operated. The property area is 160,000 square meters, the built area is 80,000 square meters, and it is located only 200m away from the intersection of Av. San Martín and Av. Gral Paz in the district of San Martín.

The transaction amounted to US$ 9,700,000.

Other Land Reserves

Our portfolio also includes twelve land reserve properties located in the City of Buenos Aires and its surrounding areas. These properties are projected for future developments of offices, shopping centers, apartment buildings and residential communities. The main properties under this category include Merlo, Mariano Acosta and Pontevedra. We also own a property in the surroundings of the City of Santa Fe called Isla Sirgadero.

IRSA Inversiones y Representaciones Sociedad Anónima
Annual Report
Hotels

At the end of the 1997 fiscal year, we acquired the Hotel Llao Llao, our first luxury hotel. Some months later, as part of the acquisition from Pérez Companc of the Old Alto Palermo, we acquired an indirect 50% interest in Hotel Intercontinental in Buenos Aires which we own through our subsidiary Inversora Bolívar. In March 1998, we acquired the Hotel Libertador. During fiscal year 1999, we sold a 20% interest in the Hotel Libertador to Hoteles Sheraton de Argentina S.A.C., (“Hoteles Sheraton de Argentina”) and during the fiscal year 2000, we sold 50% of our interest in the Hotel Llao Llao to the Sutton Group. During fiscal year 2007 we increased our share in Inversora Bolivar by 100% and obtained an indirect share in the Hotel Intercontinental of 76.34%.

The following chart shows certain information regarding our luxury hotels:

Hotels	Date of Acquisition	IRSA’s Effective Interest	Number of rooms	Average Occupancy (1)	Average price per room (Ps.) (2)	Accumulated sales as of June 30, (Ps. 000)			Book Value (Ps. 000)
						2012	2011	2010

Intercontinental (3)	11/01/97	76.34%	309	75%	695	85,977	78,841	64,092	52,476
Sheraton Libertador (4)	03/01/98	80.00%	200	85%	614	55,642	43,786	36,996	37,795
Llao Llao (5)	06/01/97	50.00%	201	21%	1,071	28,393	70,256	58,806	70,430
Terrenos Bariloche (5)	12/01/06	50.00%	N/A	N/A	N/A	N/A	N/A	N/A	21,900
Total	-	-	710	63%	701	170,013	192,883	159,894	182,601

Notes:
(1) Accumulated average in the twelve-month period.
(2) Accumulated average in the twelve-month period.
(3) Indirectly owned through Nuevas Fronteras S.A. (Subsidiary of IRSA).
(4) Indirectly owned through Hoteles Argentinos S.A.
(5) Indirectly owned through Llao Llao Resorts S.A.

Hotel Llao Llao, San Carlos de Bariloche, Province of Rio Negro.

In June 1997 we acquired the Hotel Llao Llao from Llao Llao Holding S.A. Fifty percent is currently owned by the Sutton Group. The Hotel Llao Llao is located on the Llao Llao peninsula, 25 kilometers from San Carlos de Bariloche and is one of the most important tourist hotels in Argentina. Surrounded by mountains and lakes, this hotel was designed and built by the famous architect Bustillo in a traditional alpine style and first opened in 1938. The hotel was renovated between 1990 and 1993 and has a total constructed surface area of 15,000 sqm and 158 original rooms. The hotel-resort also includes an 18-hole golf course, tennis courts, health club, spa, game room and swimming pool. The hotel is a member of The Leading Hotels of the World, Ltd., a prestigious luxury hospitality organization representing 430 of the world’s finest hotels, resorts and spas. The Hotel Llao Llao is currently being managed by Compañía de Servicios Hoteleros S.A., which manages the Alvear Palace Hotel, a luxury hotel located in the Recoleta neighborhood of Buenos Aires. During 2007, the hotel was subject to an expansion and the number of suites in the hotel rose to 201 rooms.

Hotel Intercontinental, City of Buenos Aires.

In November 1997, we acquired 51% of the Hotel Intercontinental from Pérez Companc S.A. The Hotel Intercontinental is located in the downtown City of Buenos Aires neighborhood of Monserrat, near the Intercontinental Plaza office building. Intercontinental Hotels Corporation, a United States corporation, currently owns 24% of the Hotel Intercontinental. The hotel’s meeting facilities include eight meeting rooms, a convention center and a divisible 588 sqm ballroom. Other amenities include a restaurant, a business center, a sauna and a fitness facility with swimming pool. The hotel was completed in December 1994 and has 309 rooms. The hotel is managed by the Intercontinental Hotels Corporation.

Hotel Sheraton Libertador, City of Buenos Aires.

In March 1998 we acquired 100% of the Hotel Sheraton Libertador from Citicorp Equity Investment for an aggregate purchase price of US$ 23 million. This hotel is located in downtown Buenos Aires. The hotel contains 193 rooms and 7 suites, eight meeting rooms, a restaurant, a business center, a spa and fitness facilities with a swimming pool. In March 1999, we sold 20% of our interest in the Sheraton Libertador Hotel for US$ 4.7 million to Hoteles Sheraton de Argentina. The hotel is currently managed by Sheraton Overseas Management Corporation, a United States corporation.

Terreno Bariloche, “El Rancho,” San Carlos de Bariloche, Province of Río Negro.

On December 14, 2006, through our hotel operator subsidiary, Llao Llao Resorts S.A., we acquired a land covering 129,533 sqm of surface area in the City of San Carlos de Bariloche in the Province of Río Negro. The total price of the transaction was US$ 7.0 million, of which US$ 4.2 million were paid in cash and the balance of US$ 2.8 million was financed by means of a mortgage to be paid in 36 monthly, equal and consecutive installments of US$ 0.086 million each. The land is in the border of the Lago Gutiérrez, close to the Llao Llao Hotel in an outstanding natural environment and it has a large cottage covering 1,000 sqm of surface area designed by the architect Ezequiel Bustillo.

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Annual Report
Other Investments in Argentina and Abroad

Acquisition of companies in the real estate business in the Republic of Uruguay

In the course of fiscal year 2009 we acquired a 100% ownership interest in Liveck S.A. ("Liveck"), a company organized under the laws of Uruguay, in exchange for a token consideration. In June 2009, Liveck had acquired a 90% stake in the capital stock of Vista al Muelle S.A. and Zetol S.A., two Uruguay-based real estate companies, for US$ 7.8 million. The remaining 10% ownership interest in both companies is in the hands of Banzey S.A. (Banzey). These companies have undeveloped lands in Canelones, Uruguay, close to the capital city of Uruguay, Montevideo.

The total purchase price for Zetol was US$ 7.0 million; there has been a down payment for US$ 2.0 million and it has been agreed that the balance shall be paid in 5 installments of US$ 1.0 million each, accruing interest at an annual 3.5% rate on outstanding balances, against the consummated launches of the projected construction or within a maximum term of 93 months counted as from the date of acquisition by the Company. The sellers may choose to receive, in lieu of cash for the outstanding balances (principal plus interest), ownership over units in the buildings to be constructed in the land owned by Zetol equivalent to 12% of the total marketable meters to be constructed.

The total price for the acquisition of Vista al Muelle was US$ 0.83 million, as follows: there has been a US$ 0.5 million down payment and it has been agreed that the balance will be paid within a maximum term of two years plus an annual 8% interest rate on balances.

To secure compliance with the obligations assumed by Liveck in connection with the above-mentioned transactions, Ritelco S.A. has tendered a surety bond to secure 45% of the price balance, interest, and the sellers’ option rights.

There is a mortgage over the land bought, which means that the sellers rely on a dual guarantee. As of June 30, 2009, the Company sold a 50% stake in Liveck to Cyrela Brazil Realty S.A for US$ 1.3 million.

Under the agreement for the purchase and sale of Zetol and Vista al Muelle and its respective addenda, Liveck has undertaken to acquire the shareholding held by Banzey (or by Ernesto Kimelman or by an entity owned by him, as applicable) in those companies and Banzey has agreed to sell the shares for the amount in US Dollars or in Uruguayan Pesos, as applicable, that any of them would have actually contributed to Zetol and Vista al Muelle, until the transaction is consummated.

In December 2009, Vista al Muelle acquired other real property totaling US$ 1.9 million; there has been a US$ 0.3 million down payment and the balance shall be discharged through the delivery of housing units and/or storefronts to be constructed and equivalent to 12% of a 65.54% portion of the sum of the prices of all the units covered by the Launching Price List for Sector B (the parties have already signed a plat of subdivision to this end).

In February 2010, it acquired additional real estate for a total of US$ 1.0 million in exchange for a down payment of US$ 0.15 million with the balance to be paid in 3 consecutive and equal installments maturing on December 31, 2011, June 30, 2013 and December 30, 2014 and accruing an annual 3% interest rate on the outstanding balance, payable quarterly and in arrears as from December 31, 2009.

On December 17, 2010, IRSA and Cyrela executed a stock purchase agreement pursuant to which IRSA purchased from Cyrela a 50% stake in Liveck S.A. for US$ 2.7 million. Accordingly, as of June 30, 2012, IRSA’s stake, through Tyrus, in Liveck is 100%.

We intend to carry out an urban project consisting in the construction of apartment buildings to be subsequently sold. The project has been granted the requisite “urban feasibility” status by the Mayor’s Office of the Canelones department and by its local legislature.

IRSA Inversiones y Representaciones Sociedad Anónima
Annual Report

Lipstick building, New York, United States

In July 2008, IRSA (through its subsidiaries) acquired a 30% equity interest in Metropolitan, whose net equity is mainly an office building known as “Lipstick Building”, and the debt related to this asset. The transaction included the acquisition of (i) put rights effective July 2011 over 50% of the interest purchased for a price equal to the amount invested plus interest at a rate of 4.5% per annum and (ii) a right of first offering for the acquisition of 60% of the 5% equity interest. The price paid for the transaction was US$ 22.6 million.

During fiscal year 2011, as a result of negotiations successfully undertaken, an agreement was reached to restructure Metropolitan’s debt as follows:

(i) the mortgage debt was reduced from US$ 210.0 million to US$ 130.0 million at a Libor rate + 400 basis points, subject to a cap of 6.25% and a 7-year maturity term;

(ii) the junior debt, amounting to US$ 45.0 million (excluding accrued interest) was repaid with the payment of US$ 2.25 million; and

(iii) the existing ground leases will be maintained under the same terms and conditions as they were granted, in principle for a remaining period of 66 years.

This restructuring took place on December 30, 2010. On such date, a principal payment of US$ 15.0 million (previously contributed by IRSA) was made under the new restructured mortgage debt, reducing it from US$ 130.0 million to US$ 115.0 million.

Following such closing, IRSA indirectly holds 49% of New Lipstick LLC, a holding company that is owner of Metropolitan, and under the scope of these agreements, it cancelled the put option for 50% of the equity interest initially acquired.

The Lipstick Building is a landmark building in the City of New York, located on Third Avenue and 53rd Street in Midtown-Manhattan, New York. It was designed by architects John Burgee and Philip Johnson (Glass House and Seagram Buildings among other remarkable works) and its name is due to its original elliptic form and the reddish color of its façade. Its gross leaseable area is around 57,500 sqm distributed in 34 stories.

As of June 30, 2012, this building had an occupancy rate over 86% generating average revenues above US$ 63.0 per sqm per month.

In the last year 5 new lease agreements were executed in respect of an area equal to 1547 sqm, generating average monthly revenues of US$ 74.5/sqm. In addition, 3 agreements were renewed in respect of an area of 808 sqm with average monthly revenues of US$ 69.5/sqm. While the building net absorption rate was somewhat negative (-2.57%), the average rental amount compared to the previous year rose by 5% (from US$ 60/sqm to US$ 63/sqm).

In respect of the “turn key” offices constructed on floor 26, 3 of them were occupied, and the last one is available for lease. Going ahead with the turn key office development program, designs are in progress to build more spaces on floors 17, 19, 27 and 31, which were also entrusted to the architecture firm Gensler. In addition, in July remodeling of the exterior of the Lobby was completed and a photo exhibition about the life of Philip Johnson was inaugurated and curated by Hillary Lewis; both works were entrusted to the renowned firm Moed de Armas & Shannon.

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Annual Report

Building located at 183 Madison Avenue, New York, NY

In December 2010, IRSA, through Rigby 183 LLC (“Rigby 183”), in which it indirectly holds a 49% stake through IMadison LLC (“IMadison”), jointly with other partners, acquired a building located at 183 Madison Avenue, Midtown South, Manhattan, New York. This area involves famous and prominent buildings such as, the Empire State Building, the Macy’s Herald Square, and the Madison Square Garden and it also has one of the largest office and store markets, excellent means of transport, restaurants, stores and entertainment options.

The purchased property consists of a pre-war building built in 1925 designed by the architecture firm Warren & Wetmore (the same that designed the Grand Central Terminal of New York). It has 19 office stories for rent and a store on its Ground Floor. The net leaseable area is approximately 23,200 sqm, 3,523 sqm of which correspond to retail stores and 19,677 sqm are offices.

The total purchase price was US$ 98 million (US$ 4,224 per leaseable sqm) composed of US$ 48 million of principal (IMadison contributed US$ 23.5 million), US$ 40 million under a loan granted by M&T Bank at a rate of 5.01% per annum due in 5 years and a loan for US$ 10 million to carry out the capex and prebuilds program.

As of June 30, 2012, the building’s occupancy rate was 93% with new agreements executed in respect of an area equal to approximately 9,300 sqm from August to year end with an average monthly rent of US$ 45/sqm, resulting in a 11.5% increase in the total average rent for the whole building (from US$ 35/sqm to US$ 39/sqm). In this period remodeling works were performed and completed in all common areas of the building and "turn key" offices were built on several floors, with an investment over US$ 10 MM. Furthermore, in September 2011 the building was declared "New York City Landmark" and its lobby was declared "New York City Interior Landmark".

Investment in Hersha Hospitality Trust

On August 4, 2009, through Real Estate Investment Group L.P. (“REIG”), a company indirectly controlled and managed by our Company, together with other minority investors, we acquired 5.7 million common shares of Hersha, a leading company in the hotels segment in the United States, for a total purchase price of US$ 14.3 million. Accessorily to the initial acquisition of our equity interest in Hersha, we received an option to buy up to 5.7 million additional common shares in Hersha at a price of US$ 3.00 per share exercisable at any time prior to July 31, 2014 subject to certain conditions.

In January 2010, we acquired 4.8 million additional shares for a total price of US$ 14.4 million, increasing our stake in Hersha to 10.3%. In turn, on March 24, 2010, Hersha resolved upon a capital increase whereby it issued 27,600,000 Class A common shares. In connection with this increase we exercised our preemptive subscription rights granted under the initial transaction and acquired 3,864,000 additional Class A common shares for a price per share of US$ 4.25, for a total amount of US$ 16.4 million. In October 2010, under the scope of the new issue of capital, we acquired 2,952,625 Class A common shares, at a price per share of US$ 5.8 for a total amount of US$ 17.1 million. Then, during this fiscal period, we sold a total of 2,542,379 Class A common shares for a total amount of US$ 16.1 million.

On February 10, 2012, Hersha gave notice to REIG of exercise of its call option for 5,700,000 shares in Hersha granted in August 2009 under the agreements executed in due course. Therefore, Hersha issued 2,521,561 shares and REIG was not required to pay any price. The price of the shares is US$ 13.6 million. In addition, pursuant to the investment agreements, the company has a representative in Hersha’s Board of Trustees, which is currently composed of nine members.

As of June 30, 2012, the Company’s direct and indirect interest in Hersha accounts for 9.13%.

Hersha is a REIT traded in the New York Stock Exchange, under the "HT" ticker. Hersha’s investments are mainly in institutional hotels located in business hubs, urban and retail centers and secondary tourist destinations and markets mainly along the US Northeast as well as in some select niches in the US West coast. Hersha chooses its acquisitions in locations that it perceives as booming markets and relies on intensive management to create and enhance long-term value added.

As of June 30, 2012, Hersha’s portfolio of hotels comprises majority stakes in 56 hotels and ownership interests in 8 hotels through joint ventures. These hotels are all within the "select service" and "upscale hotels" categories. In the aggregate, Hersha’s 64 hotels represent over 9,221 rooms and are mainly located in Arizona, California, North Carolina, Connecticut, Delaware, Maryland, Massachusetts, New Jersey, New York, Pennsylvania, Rhode Island and Virginia. The properties are operated under highly prestigious, leading franchises (such as Marriott ®, Courtyard by Marriott ®, Residence Inn ®, Fairfield Inn ®, Springhill Suites ®, TownePlace Suites ®, Hilton ®, Hilton Garden Inn ®, Hampton Inn ®, Homewood Suites ®, Hyatt Summerfield Suites ®, Holiday Inn ®, Holiday Inn Express ®, Comfort Inn ®, Mainstay Suites ®, Sleep Inn ®, Sheraton Hotel ®, and Hawthorn Suites ®)). Hersha also operates some of its hotels through independent boutique hotel chains.

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Investment in Supertel Hospitality Inc.

In March 2012, IRSA, through its subsidiary Real Estate Strategies, L.P., in which it holds a 66.8% interest, consummated the transaction for the acquisition of 3,000,000 Series C convertible preferred shares issued by Supertel Hospitality Inc. (SHI) in an aggregate amount of US$ 30,000,000.  Such preferred shares will bear an annual 6.25% preferred dividend and will carry the same voting rights as common shares.

In addition and subject to certain restrictions, they will be convertible into common shares at the rate of ten shares for each preferred share for a term of 5 years.

Furthermore, pursuant to the Agreement, the Investment Company has received warrants to acquire 30 million additional common shares. Subject to certain restrictions, the warrants may be exercised at any time during the 5-year period from closing of the transaction (such exercise being mandatory under certain conditions following 3 years from such closing) at a price of US$ 1.20 per share.

Pursuant to the investment agreements, RES is entitled to appoint up to 4 directors out of a total number of 9 directors and to exercise preemptive rights over future issues of shares. As of the date hereof, RES has appointed the 4 directors and holds voting rights in respect of a 34% interest in SHI. Likewise, exercise of the rights of conversion into common shares under both the preferred shares and warrants is limited to the same percentage.

Supertel is a REIT listed in Nasdaq with the symbol “SPPR” and is focused on middle-class and long-stay hotels in 23 states in the United States of America, which are operated by various operators and franchises such as Comfort Inn, Days Inn, Hampton Inn, Holiday Inn, Sleep Inn and Super 8, among others.

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Annual Report
7. COMPETITION

Offices and other non-shopping center rental properties

Substantially all of our office and other non-shopping center rentals are located in developed urban areas. There is a great number of office buildings, shopping malls, retail and residential premises in the areas where our properties are located. This is a highly fragmented market, and the abundance of comparable properties in our vicinity may adversely affect our ability to rent or sell office space and other real estate as well as the sale and rental price of the properties.

In the future, both national and foreign companies may participate in Argentina’s real estate development market, competing with us for business opportunities. Moreover, in the future we may participate in the development of real estate in foreign markets, potentially encountering well established competitors.

Shopping centers

Because most of our shopping centers are located in highly populated areas, there are competing shopping centers within, or in close proximity to, our targeted areas. The number of shopping centers in a particular area could have a material effect on our ability to lease space in our shopping centers and on the amount of rent that we are able to charge. We believe that due to the limited availability of large plots of land and zoning restrictions in the City of Buenos Aires, it will be difficult for other companies to compete with us in areas through the development of new shopping center properties. Our principal competitor is Cencosud S.A. which owns and operates Unicenter shopping center and the Jumbo hypermarket chain, among others.

The following chart shows certain information relating to the most important owners and operators of shopping centers in Argentina:

Company	Shopping Center	Location(1)	Gross Leaseable Area	Shops	National gross leaseable area(2)	Shops(2)
			(sqm)		(%)	(%)
APSA
	Abasto de Buenos Aires	CABA	41,464	174	2.41%	2.84%
	Alto Palermo Shopping	CABA	18,617	143	1.08%	2.34%
	Buenos Aires Design(3)	CABA	13,777	62	0.80%	1.01%
	Dot Baires Shopping	CABA	49,527	152	2.88%	2.48%
	Paseo Alcorta(4)	CABA	52,736	111	3.07%	1.81%
	Patio Bullrich	CABA	11,742	83	0.68%	1.36%
	Córdoba Shopping(4)	Córdoba	22,175	107	1.29%	1.75%
	Alto Avellaneda(4)	GBA	67,914	140	3.95%	2.29%
	Soleil	GBA	24,512	69	1.43%	1.13%
	Mendoza Plaza Shopping(4)	Mendoza	40,673	148	2.37%	2.42%
	Alto Rosario (4)	Rosario	40,906	146	2.38%	2.39%
	Alto Noa(4)	Salta	19,001	92	1.11%	1.50%
	La Ribera Shopping	Santa Fe	7,719	49	0.45%	0.80%
	Subtotal		410,763	1,476	23.90%	24.12%
Cencosud S.A.
	Portal de Palermo(4)	CABA	32,252	36	1.88%	0.59%
	Portal de Madryn	Chubut	4,100	26	0.24%	0.43%
	Factory Parque Brown(4)	GBA	31,468	91	1.83%	1.49%
	Factory Quilmes(4)	GBA	43,405	47	2.53%	0.77%
	Factory San Martín(4)	GBA	35,672	31	2.08%	0.51%
	Las Palmas del Pilar Shopping(4)	GBA	50,906	131	2.96%	2.14%
	Plaza Oeste Shopping(4)	GBA	41,120	146	2.39%	2.39%
	Portal Canning(4)	GBA	15,114	21	0.88%	0.34%
	Portal de Escobar(4)	GBA	31,995	31	1.86%	0.51%
	Portal Lomas(4)	GBA	32,883	50	1.91%	0.82%
	Unicenter Shopping(4)	GBA	94,279	287	5.49%	4.69%
	Portal de los Andes (4)	Mendoza	33,154	45	1.93%	0.74%
	Portal de la Patagonia(4)	Neuquén	38,468	94	2.24%	1.54%
	Portal de Rosario(4)	Rosario	66,361	182	3.86%	2.98%
	Portal de Tucumán(4)	Tucumán	21,301	94	1.24%	1.54%
	Portal de Trelew (4)	Chubut	21,812	69	1.27%	1.13%
	Subtotal		594,290	1,381	34.59%	22.61%
Other Operators			712,895	3,260	41.51%	53.29%
Total			1,717,948	6,117	100%	100%

(1)	“GBA” means Greater Buenos Aires, the Buenos Aires metropolitan area, and “CABA” means the Autonomous City of Buenos Aires.
(2)	Percentage over total shopping centers in Argentina. Figures may not sum due to rounding.
(3)	The effective interest held by Alto Palermo S.A., the company that operates the concession of this building, is 53.684% in ERSA.
(4)	Includes total leaseable area occupied by supermarkets and hypermarkets.
Source: Argentine Chamber of Shopping Centers.

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8. SUBSEQUENT EVENTS

These events took place subsequent to our year-end date, June 30, 2012:

-
On August 31, 2012, IRSA executed the deed of conveyance for the sale of Unit No. 358 located on the 9th floor and units (parking spaces) number 238, 242, 249, 251, 254, 257, in the 2nd basement, and number 045, 039, 107 and 117 in the 3rd basement, of the building located at Avda. Libertador 498. The transaction amount was Ps. 15 million, collected on August 8, 2012, the date when the preliminary sales agreement was executed.

-
On August 31, 2012, IRSA International LLC agreed to acquire 100% of Rigby Madison LLC’s equity interest in the company Rigby 183 LLC, equivalent to 33.36%. Such transfer includes all rights, title and interest held by such company. The agreed price is US$ 32.5 million, payable as follows: (i) US$ 5.0 million shall be deposited into an escrow account two business days following execution of the deed of covenant; and (ii) the remaining balance shall be transferred upon execution of the final agreement. The transaction’s closing date is scheduled for October 23, 2012.

-	On September 4, 2012, the Company, in its own name and through its subsidiaries, sold 2,000,000 common shares in Hersha for a total of US$ 9.7 million.

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9. SUMMARY SELECTED CONSOLIDATED FINANCIAL AND OTHER INFORMATION

The following table shows a summary of our financial and other information as of June 30, 2012 and 2011 and for the fiscal years ended on such dates. This information has been derived from our audited financial statements and their related notes (the “Audited Consolidated Financial Statements” or “financial statements”). As the following information is a summary, it does not include all the information reflected in the Audited Consolidated Financial Statements and in the relevant notes:

	As of June 30
	and for the fiscal years ended on such dates,(1)
Information from the Consolidated Statement of Income	2012	2011

Revenues	1,567,251	1,441,930
Costs	(550,331)	(600,755)
Gross profit	1,016,920	841,175
Selling expenses	(108,514)	(106,704)
Administrative expenses	(217,406)	(200,359)
Subtotal	(325,920)	(307,063)
Gain from recognition of inventories at net realizable value	42,817	45,442
Net gain from retained interest in securitized receivables	-	4,707
Gains from operations and holdings of real estate assets	573	1,140
Operating income	734,390	585,401
Amortization of negative goodwill, net	18,145	17,427
Financial and holding results generated by assets:
Interest income	25,876	20,000
Foreign exchange gains/losses	47,456	23,340
Other holdings results	(8,590)	(2,898)
Subtotal	64,742	40,442
Financial and holding results generated by liabilities
Interest expenses	(279,086)	(230,811)
Foreign exchange losses	(213,673)	(82,855)
Other financing expenses	(14,974)	(9,022)
Subtotal	(507,733)	(322,688)
Financial results, net	(442,991)	(282,246)
Gain on equity investees	116,766	138,420
Other income and expenses, net	(29,827)	(14,609)
Income before tax and minority interest	396,483	444,393
Income tax and minimum presumed income tax	(102,683)	(91,203)
Minority interest	(13,719)	(58,405)
Net income for the year	280,081	294,785

Basic net income per share	0.484	0.509
Basic net income per GDS	4.840	5.090
Diluted net income per share	0.484	0.509
Diluted net Income per GDS	4.840	5.090

Information from the Consolidated Balance Sheets
Cash and Bank and current investments	380,640	378,353
Current inventories	132,179	262,660
Accounts receivables, net	301,388	248,998

Total current assets	963,050	1,045,180
Long-term investments	2,318,203	1,946,145
Fixed assets	3,319,660	3,405,851
Total assets	6,600,565	6,303,605
Short-term debt	575,687	683,813
Total current liabilities	1,280,467	1,305,757
Long-term debt	2,065,826	1,756,919
Total non-current liabilities	2,621,890	2,379,229
Net shareholders’ equity	2,335,279	2,313,687

Other accounting information
EBITDA	911,271	755,814
Depreciations and amortizations	177,454	171,553
Capital expenditures	154,008	966,958
Net cash flows generated by (used in):
Operating activities	878,600	571,832
Investing activities	(402,324)	(746,042)
Financing activities	(505,410)	335,130

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10. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS AND PROSPECTS

The following management’s discussion and analysis of financial condition and results of operations as of June 30, 2012 and 2011 and for the fiscal years ended on such dates should be read in conjunction with our “Audited Consolidated Financial Statements”.

Variability of Results

Income derived from the lease of office space and retail stores and sales of properties are two core sources of income. The historical results of our Company’s operations have varied over different periods based on the prevailing opportunities in connection with the sale of properties. No assurance can be given that our results will not continue to be influenced by the periodical sale of properties.

Consolidation

We have consolidated our Balance Sheets, Statements of Income and Cash Flow statements for the fiscal years ended June 30, 2012 and 2011 line by line with the financial statements of our controlled companies in accordance with the procedure set forth in Technical Resolution No. 21 of Federación Argentina de Consejos Profesionales de Ciencias Económicas (“F.A.C.P.C.E.”), approved by Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”) and Comisión Nacional de Valores (National Securities Commission). All significant intercompany balances and transactions have been eliminated in consolidation.

Certain reclassifications have been made from the financial statements as of June 30, 2011 originally released for purposes of their comparison with the figures as of June 30, 2012.

The financial statements have been prepared in constant currency, recognizing the overall effects of inflation until August 31, 1995. From that date to December 31, 2001, the financial statements’ restatement was discontinued due to the existence of a monetary stability period. From January 1, 2002 to February 28, 2003, the effects of inflation were recognized due to the existence of an inflationary period. Inflation accounting was again discontinued as from that date.

This criterion represents a departure from the generally accepted accounting principles, which required that the financial statements be restated up to September 30, 2003. However, due to low inflation rates during the period from March to September 2003, this departure did not have a material effect on the financial statements taken as a whole.

The index used for the restatement of accounts was the wholesale domestic price index published by the Argentine Institute of Statistics and Census.

Progress made in compliance with IFRS Implementation Plan

On April 29, 2010, our Board of Directors approved a specific plan for implementing the International Financial Reporting Standards (IFRS), the application of which shall be mandatory as from the next fiscal year starting on July 1, 2012. In conformity with such plan, the Company has completed personnel training and the initial diagnosis of the differences between standards, and it is currently implementing the required changes in processes and systems to make them consistent with the new standards.

Note 26 to the consolidated financial statements explains the main effects from the change in standards on information related to the Company's Shareholders' Equity including reconciling the shareholders' equity notes, income for the year, other comprehensive income and the statement of cash flows reconciliation notes which show the impacts caused by the new valuation method applicable under IFRS with respect to Argentine professional accounting standards.

Having monitored the specific plan for implementing the IFRS, our Board has not become aware of any circumstance calling for changes in the plan and/or hinting at any potential deviation from the stipulated objectives and terms.

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Revenue Recognition

We primarily derive our revenues from Argentina-based office space and shopping center rentals and operation, development and sale of residential properties, consumer financing and Hotels operations. This section reflects our revenue recognition policies and those of our controlled and jointly-controlled subsidiaries.

Development and sale of properties. We recognize income from the sale of properties when all the criteria listed below are met:

- the sale has been consummated (sales are not considered to have been consummated until (i) the parties are bound by the terms of an agreement, (ii) all valuable considerations have been exchanged, (iii) any permanent financing to be granted by the seller has been agreed upon, and (iv) all the conditions previous to the closing of the deal have been met);

- we have determined that the initial and continued investment by the buyer is adequate evidence of a commitment to pay for the property (the adequacy of a buyer’s initial investment is measured based on (i) its components and (ii) its size compared to the price of the property);

- we have a receivable not subject to future subordination (our receivable shall not occupy a rank, class o position than the remaining of the buyer) and

- we have transferred to the buyer the risks and benefits inherent in ownership and we no longer hold a continued ownership interest over the property.

We generally enter into purchase and sale agreements with purchasers of units in our residential development properties prior to the commencement of construction. Pursuant to this practice, we initiate our marketing and sales efforts on the basis of already-commissioned architectural designs and model units. As a general rule, purchasers pay a booking charge for the units and subsequently enter into fixed price purchase and sale agreements. The balance of the purchase price is due upon delivery of the constructed and completed unit.

Construction of such residential development properties is done pursuant to “turn-key” contracts with major Argentine and South American construction companies that provide for construction to be completed within a prescribed period and budget, subject to customary exceptions.

We use the percentage-of-completion method of accounting with respect to sales of development properties under construction effected under fixed-priced contracts. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs applied to the total contract price. It is not until construction works have been significantly commenced and the down payments received are substantial as per our own parameters that we recognize revenues.

The percentage-of-completion method of accounting requires management to prepare budgeted costs (i.e., the estimated costs of completion) in connection with sales of properties and/or units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.

Under this method of accounting, revenues for work completed may be recognized in the statement of income prior to the period in which actual cash proceeds from the sale are received. In this situation, a deferred asset is recorded. Alternatively, and as it is more common for us, where property and/or unit purchasers pay us an advance down-payment and monthly cash installments prior to the commencement of construction, a liability is recorded. This is recorded as a customer advance in the financial statements.

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Office and other non-shopping center rental properties leases and services. We account for our leases with tenants as operating leases. We charge tenants a base rent on a monthly basis. We recognize rental income on a straight-line basis over the term of the leases and unpaid leases are included in the receivables account from sales, leases and services in the financial statements.

Shopping center operations, leases and services. We account for our leases with tenants as operating leases. We generally charge tenants a rent which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross sales (the “Percentage Rent”) (which generally ranges between 4% and 10% of tenant’s gross sales). Furthermore, pursuant to the rent escalation clause in most leases, the tenant’s Base Rent generally increases between 7% and 12% each year during the term of the lease. Minimum rental income is accounted for on an accrual basis.

Certain lease agreements contain provisions which provide for rents based on a percentage of sales or based on a percentage of sales volume above a specified threshold. We determine the compliance with specific targets and calculate the additional rent on a monthly basis as provided for in the contracts. Thus, contingent rents are not recognized until the required thresholds are exceeded.

In general, our lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months, upon not less than 60 days’ written notice, subject to penalties that range from one to one and a half month rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

We also charge our tenants a monthly administration fee, prorated among the tenants according to the amounts established in their leases, which vary from shopping center to shopping center, relating to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the entirety of the shopping centers operations. We recognize administration fees monthly as they accrue. In addition to rent, we generally charge tenants “admission rights”, a non-reimbursable admission fee that they may be required to pay upon entering into a lease or upon lease renewal. An admission right is normally paid in one lump sum or in a small number of monthly installments. We recognize admission rights using the straight-line method over the life of the respective lease agreements.

We also derive revenues from parking lot fees charged to visitors. We recognize parking revenues as services are performed.

In addition, we act as lease agents by contacting potential tenants of available spaces in our shopping centers. As a result, we principally obtain revenues from fees charged by us for the execution of lease agreements, which are calculated as a percentage of rental income and admission rights. This income is accounted for at the time of successful conclusion of the transaction.

Consumer financing. We derive revenues from consumer financing transactions with credit cards which primarily are comprised of (i) merchant discount fees which are recognized when transactional information is received and processed by us; (ii) data processing services which consist of processing and printing cardholders account statements, and which are recognized as services are provided; (iii) life and disability insurance charges to cardholders which are recognized on an accrual basis and (iv) income from interest arising from financing and loan activities.

Hotel operations. We recognize revenues from room service, catering services, and restaurant as earned on the close of each business day.

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Annual Report

12. Operating Costs and Expenses

Allocation of expenses and other income to business segments

Allocation of selling expenses to business segments.

Selling expenses directly attributable to the Shopping centers, Consumer financing and Hotel operations segments are allocated to these business units. These expenses are incurred individually by each segment. All other selling expenses are allocated respectively to the remaining segments according to the segment which has specifically incurred each expense.

Allocation of administrative expenses to business segments.

Administrative expenses directly attributable to the Shopping centers, Consumer financing and Hotel operations segments are allocated to these segments. These expenses are incurred individually by these segments. All other administrative expenses are prorated among the Development and sale of properties segment and the Offices and other non-shopping center rental properties segments based on the percentage of the operating assets and revenues generated by each segment. Accordingly, 47.2% and 52.8% of administrative expenses (excluding expenses directly attributable to the Shopping centers, Consumer financing and Hotel operations segments) are allocated to the Development and sale of properties segment and to the Office and other non-shopping center rental properties segment, respectively.

Allocation of net gain from recognition of inventories at net realizable value

These results are allocated to the Development and sale of properties segment.

Allocation of net gain from retained interest in securitized receivables (Consumer finance)

These results are allocated to the Consumer financing segment.

Allocation of net gain from operations and holding of real estate assets

These results are allocated directly to the segment that generates them.

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Allocation of financial results to business segments

Includes interest income, foreign exchange gain (loss) from assets, other holding results, interest expenses,  foreign exchange gain (loss) from liabilities and other financial expenses, allocated to each segment, as described below.

Each one of the following segments: Shopping centers, Consumer financing and Hotel operations manages its financial transactions individually. The gains/losses on said transactions are directly allocated to these segments. The financial gains or losses unrelated to these business units are shown in the Financial transactions and other segment as they are not specifically generated by any other segment separately, except Interest income and Interest expenses, which are prorated among all the segments in proportion to the corresponding assets to each segment.

Allocation of Gains/(Losses) on equity investees, Other income and expenses, Minority interest and Income tax to business segments

Allocation of Gain/(Losses) on equity investees

These results are directly allocated to the segment that generates them.

Allocation of other income and expenses

The Shopping centers, Consumer Financing and Hotel operations segments each manage their expenses individually. The results generated by such operations are directly allocated to these segments. The remaining expenses are shown in the financial transactions and other segment since they are not specifically generated by any other separate segment.

Allocation of Income tax and minimum presumed income tax

Income tax and the respective minimum presumed income tax are allocated to the segment that generates them.

Allocation of minority interest

Minority interests are allocated to the respective segments of the company that generates them.

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Annual Report
13. Business Segment Reporting

We have six reportable segments. These segments are: “Development and sale of properties”, “Office and other non-shopping center rental properties”, “Shopping centers”, “Hotel operations”, “Consumer financing”, and “Financial operations and other.”

A general description of each segment follows:

Development and sale of properties. This segment includes the operating results of construction and/or sale of property business.

Office and other non-shopping center rental properties. This segment includes the operating results from our lease and service revenues for offices and other non-shopping center rental properties, received from tenants.

Shopping Centers. This segment includes the operating results from the shopping center business and lease of advertising spaces.

Hotel operations. This segment includes the operating results of our hotels principally comprised of room service, catering service and restaurant revenues.

Consumer Financing. It includes the results from the consumer finance business, credit cards and securitization of receivables by Tarshop S.A. and Apsamedia S.A.

Financial operations and other. This segment primarily includes any income/(loss) relating to and/or arising from securities-related transactions and other businesses. This segment also includes the results from related companies associated with the banking business.

We measure our reportable segments based on operating income. Inter-segment transactions, if any, are accounted for at current market prices. We evaluate performance and allocate our resources to each segment based on operating income. None of our activities is dependent upon a single customer.

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The following tables contain some operating data by business segment:

As of and for year ended June 30, 2012	Development and sale of properties	Office and other non-shopping center rental properties (1)	Shopping centers	Hotel operations	Consumer Financing	Financial operations and other	Total
	(in thousands of Ps)
Consolidated Income Statement data
Revenues	328,404	192,267	871,732	170,012	4,836	-	1,567,251
Costs	(217,774)	(33,332)	(180,638)	(116,983)	(1,604)	-	(550,331)
Gross profit	110,630	158,935	691,094	53,029	3,232	-	1,016,920
Selling expenses	(22,528)	(10,337)	(52,776)	(22,577)	(296)	-	(108,514)
Administrative expenses	(39,732)	(44,098)	(88,456)	(44,853)	(267)	-	(217,406)
Gain from recognition of inventories at net realizable value	42,817	-	-	-	-	-	42,817
Gain from operation and holding of real estate assets, net	12	561	-	-	-	-	573
Operating income	91,199	105,061	549,862	(14,401)	2,669	-	734,390
Amortization of negative goodwill, net	981	(2,063)	19,227	-	-	-	18,145
Financial results, net	(22,374)	(51,031)	(149,806)	(10,303)	(1,575)	(207,902)	(442,991)
Gain on equity investees	2,095	(15,332)	(151)	13,577	10,364	106,213	116,766
Other income and expenses, net	-	-	(16,918)	172	1,508	(14,589)	(29,827)
Income before taxes and minority interest	71,901	36,635	402,214	(10,955)	12,966	(116,278)	396,483
Income tax and minimum presumed income tax	(25,165)	(12,822)	(160,954)	(6,816)	211	102,863	(102,683)
Minority interest	178	-	(27,410)	13,513	-	-	(13,719)
Income / (loss) for the year	46,914	23,813	213,850	(4,258)	13,177	(13,415)	280,081

Gross margin (2)	0.34	0.83	0.79	0.31	0.67	-	0.65
Operating margin (3)	0.28	0.55	0.63	(0.08)	0.55	-	0.47
Net margin (4)	0.32	0.31	0.25	(0.03)	2.72	-	0.18

Depreciations and amortizations (5)	82	25,488	138,583	13,284	17	-	177,454

Consolidated Balance Sheet data
Operating assets	706,223	1,321,294	2,470,062	659,236	15,875	1,032,623	6,205,313
Non-operating assets	41,639	41,847	(183,517)	68,013	46,631	380,639	395,252
Total assets	747,862	1,363,141	2,286,545	727,249	62,506	1,413,262	6,600,565
Operating liabilities	22,596	103,298	511,045	41,009	7,525	-	685,473
Non-operating liabilities	538,124	496,670	1,760,141	273,628	71	148,250	3,216,884
Total liabilities	560,720	599,968	2,271,186	314,637	7,596	148,250	3,902,357

(1) Includes offices, retail stores and residential units.
(2) Gross profit divided by revenues.
(3) Operating income divided by revenues.
(4) Income/(Loss) for the year divided by revenues.
(5) Included in Operating income.

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Annual Report

As of and for year ended June 30, 2011	Development and sale of properties	Office and other non-shopping center rental properties (1)	Shopping centers	Hotel Operations	Consumer Finance	Financial operations and other	Total
	(in thousands of Ps.)
Consolidated Income Statement data
Revenues	341,074	164,618	674,779	192,883	68,576	-	1,441,930
Costs	(244,764)	(32,559)	(181,473)	(119,471)	(22,488)	-	(600,755)
Gross profit	96,310	132,059	493,306	73,412	46,088	-	841,175
Selling expenses	(15,396)	(5,283)	(40,229)	(20,923)	(24,873)	-	(106,704)
Administrative expenses	(41,425)	(43,734)	(67,935)	(40,318)	(6,947)	-	(200,359)
Gain from recognition of inventories at net realizable value	45,442	-	-	-	-	-	45,442
Net gain from retained interest in securitized receivables	-	-	-	-	4,707	-	4,707
Gain from operations and holdings of real estate assets	128	1,012	-	-	-	-	1,140
Operating income	85,059	84,054	385,142	12,171	18,975	-	585,401
Amortization of negative goodwill, net	981	725	15,621	-	100	-	17,427
Financial results, net	(16,714)	(38,369)	(121,991)	(11,326)	(26,820)	(67,026)	(282,246)
Income on equity investees	443	-	41	9,682	9,298	118,956	138,420
Other income and expenses, net	(1,621)	-	(2,745)	1,040	9,245	(20,528)	(14,609)
Income before taxes and minority interest	68,148	46,410	276,068	11,567	10,798	31,402	444,393
Income tax and minimum presumed income tax	(21,413)	(15,763)	(81,129)	(7,257)	4,702	29,657	(91,203)
Minority interest	768	-	(39,975)	(19,200)	-	2	(58,405)
Income / (loss) for the year	47,503	30,647	154,964	(14,890)	15,500	61,061	294,785

Gross margin (2)	0.28	0.80	0.73	0.38	0.67	-	0.58
Operating margin (3)	0.25	0.51	0.57	0.06	0.28	-	0.41
Net margin (4)	0.14	0.19	0.23	(0.08)	0.23	-	0.20

Depreciations and amortizations (5)	200	24,155	132,027	14,269	902	-	171,553

Consolidated Balance Sheet data
Operating assets	671,738	1,367,767	2,413,943	479,881	26,198	1,007,869	5,967,396
Non-operating assets	40,754	44,846	(179,505)	29,251	22,510	378,353	336,209
Total assets	712,492	1,412,613	2,234,438	509,132	48,708	1,386,222	6,303,605
Operating liabilities	24,491	137,990	402,523	39,030	31,112	-	635,146
Non-operating liabilities	484,542	439,717	1,683,938	212,778	-	228,865	3,049,840
Total liabilities	509,033	577,707	2,086,461	251,808	31,112	228,865	3,684,986

(1) Includes offices, retail stores and residential units.
(2) Gross profit divided by revenues.
(3) Operating income divided by revenues.
(4) Income/(Loss) for the year divided by revenues.
(5) Included in Operating income.

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Annual Report
14. Results of IRSA’s Operations for fiscal years ended June 30, 2012 and 2011

Revenues

Revenues grew by 8.7%, from Ps. 1,441.9 million for fiscal year 2011 to Ps. 1,567.3 million in the fiscal year 2012 due to the increases in revenues posted by our Shopping Centers, Office and other non-shopping center rental properties segments, except for the Consumer financing, Hotel operations and Development and sale of properties segments that will be further discussed below.

Development and sale of properties

This segments’ revenues often exhibit major variations between periods by reason of (i) the non-recurrent nature of real estate purchase and sale transactions and the price obtained from them, (ii) the quantity of construction works in progress and (iii) the date of completion of these construction works projects. The revenues of our Development and sale of properties segment decreased by 3.7% from Ps. 341.1 million for fiscal year 2011 to Ps. 328.4 million for fiscal year 2012.

The revenues of our Development and sale of properties segment for fiscal year 2011 included, mainly:
•	Ps. 92.4 million as income from the sale of completed units of Horizons;
•	Ps. 91.8 million as income from the sale and barter of Caballito lots;
•	Ps. 75.4 million as income from the sale and barter of Terreno Beruti;
•	Ps. 22.9 million as income from the sale of parcels of Rosario’s lots; and
•	Ps. 20.7 million as income from the sale of lots of "El Encuentro".

The revenues of our Development and sale of properties segment for fiscal year 2012 included, mainly:
•	Ps. 124.2 million as income from the sale of completed units of Horizons;
•	Ps. 69.0 million as income from the sale of offices known as "Costeros Dique IV";
•	Ps. 20.0 million as income from the sale of the Thames property;
•	Ps. 10.6 million as income from the sale of home units in the Libertador 498 building;
•	Ps. 47.9 million as income from the sale and barter of the property known as “Museo Renault”; and
•	Ps. 27.3 million as income from the sale of parcels of Rosario’s lots.

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Annual Report

Office and other non-shopping center rental properties

The revenues from our segment Office and other non-shopping center rental properties were up by 16.8%, from Ps. 164.6 million for fiscal year 2011 to Ps. 192.3 million for fiscal year 2012. This increase in the volume of business in the office segment is mainly due to full occupation of the new “Dot Building”, the occupation rate of which was already 100% as of July 31. Some floors in "La Nación" building which had been vacant as of the end of fiscal year 2011 were also occupied in this year.

The portfolio occupation rate was 96%, six percentage points above the occupation rate posted as of the end of fiscal year 2011. The rent for the entire portfolio remained at about 27 US$/leased sqm.

Shopping centers

The revenues from our Shopping centers segment grew by 29.2%, from Ps. 674.8 million for fiscal year 2011 to Ps. 871.7 million for fiscal year 2012. Such variation was mainly generated by a Ps. 154.2 million increase in revenues from fixed and variable leases, explained in turn by: (i) a 28.3% increase in our lessees’ total sales, which rose from Ps. 7,766.3 million during the fiscal year ended on June 30, 2011 to Ps. 9,966 million in the fiscal year ended on June 30, 2012 and (ii) an increase in the average price per square meter.

Hotel Operations

The revenues from our Hotel Operations segment decreased by 11.9% from Ps. 192.9 million for fiscal year 2011 to Ps. 170.0 million for fiscal year 2012, mainly owing to the fact that our Llao Llao Hotel suffered the consequences of the eruption of the Chilean volcano which prevented tourists from visiting the City of Bariloche for as long as the airport was closed. In fiscal year 2012, the hotel occupation rate has begun to recover and reached about 21.5%, and the prices were also adjusted downwards in order to attract tourists in spite of the climate conditions caused by the volcano. On the other hand, our hotels in Buenos Aires have offset in part the decrease in the business volume of Llao Llao Hotel, reaching occupation rates of 80% and charging higher prices.

Consumer Financing

The revenues from our Consumer Financing segment declined by 92.9%, from Ps. 68.6 million for fiscal year 2011 to Ps. 4.8 million for fiscal year 2012 as a result of the sale of Tarshop S.A.’s 80% interest (deconsolidation of its income as from September 1, 2010).

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Costs

The costs decreased by 8.4%, from Ps. 600.8 million for fiscal year 2011 to Ps. 550.3 million for fiscal year 2012, by reason of cost decreases in our Development and sale of properties, Shopping centers, Hotel operations and Consumer financing segments, partially offset by an increase in the costs of our Office and other non-shopping center rental properties segment. Our consolidated costs, as a percentage of our consolidated income, decreased from 41.7%, for fiscal year 2011 to 35.1%, for fiscal year 2012.

Development and sale of properties

This segments’ costs often exhibit major variations between periods by reason of (i) the non-recurrent nature of real estate purchase and sale transactions and the price obtained from them, (ii) the quantity of construction works in progress and (iii) the date of completion of these construction works projects. The costs associated to our Development and sale of properties segment decreased by 11.0%, from Ps. 244.8 million for fiscal year 2011 to Ps. 217.8 million for fiscal year 2012.

The costs incurred by our Development and sale of properties segment for fiscal year 2011 primarily included:
•	Ps. 88.9 million as costs related to the sale of completed units of Horizons;
•	Ps. 57.3 million as costs related to the sale and barter of Caballito lots;
•	Ps. 53.8 million as costs related to the sale and barter of Terreno Beruti.

The costs incurred by our Development and sale of properties segment for fiscal year 2012 primarily included:
•	Ps. 120.2 million as costs related to the sale of completed units of Horizons;
•	Ps. 26.5 million as costs related to the sale of Rosario lots;
•	Ps. 24.0 million as costs related to the sale of the property known as Museo Renault; and
•	Ps. 15.3 million as costs related to the sale of offices known as "Costeros Dique IV".

The costs associated to our Development and sale of properties segment as a percentage of this segments’ revenues decreased from 71.8% for fiscal year 2011 to 66.3% for fiscal year 2012.

Office and other non-shopping center rental properties

Depreciation accounts for the largest portion of this segments’ costs. The costs of our Office and other non-shopping center rental properties segment grew by 2.4%, from Ps. 32.6 million for fiscal year 2011 to Ps. 33.3 million for fiscal year 2012, mainly owing to an increase in the maintenance expenses of properties for rent and increased depreciation costs of Dot Baires’ offices and the San Martín property, both of them recently added to the office portfolio.

The costs associated to our Office and other non-shopping center rental properties segment as a percentage of this segments’ revenues decreased from 19.8% for fiscal year 2011 to 17.3% for fiscal year 2012.

Shopping centers

The costs of our Shopping centers segment decreased by 0.5% from Ps. 181.5 million for fiscal year 2011 to Ps. 180.6 million for fiscal year 2012. Such decrease was mainly attributable to: (i) a reduction in costs related to non-recovered common maintenance expenses by Ps. 12.2 million; (ii) lower lawsuit-related contingency charges of Ps. 1.8 million; (iii) lower claim and legal costs charges of Ps. 1.0 million; (iv) a decrease in the cost of available units by Ps. 0.9 million; partially offset by (v) an increase by Ps. 4.5 million in parking costs; (vi) an increase in maintenance and repair costs by Ps. 1.7 million and (vii) an increase in depreciation and amortization by Ps. 1.3 million.

The costs associated to our Shopping centers segment as a percentage of this segments’ revenues declined from 26.9% for fiscal year 2011 to 20.7% for fiscal year 2012.

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Annual Report
Hotel Operations

The costs of our Hotel operations segment decreased by 2.1%, from Ps. 119.5 million for fiscal year 2011 to Ps. 117.0 million for fiscal year 2012, mainly by reason of a Ps. 2.4 million rise in tax benefits pursuant to Decree No. 814, mainly explained by an increase in such benefit.

The costs associated to our Hotel operations segment as a percentage of this segments’’ revenues increased from 61.9% for fiscal year 2011 to 68.8% for fiscal year 2012.

Consumer Financing

The costs of our Consumer Financing segment shrank by 92.9%, from Ps. 22.5 million for fiscal year 2011 to Ps. 1.6 million for fiscal year 2012. Such decrease is primarily due to the sale of Tarshop S.A.’s 80% interest (deconsolidation of its income as from September 1, 2010).

Gross profit

As a result of the factors described in the preceding paragraphs, gross profit increased by 20.9%, from Ps. 841.2 million for fiscal year 2011 to Ps. 1,016.9 million for fiscal year 2012, primarily on account of an increase in the gross profit of our Shopping Centers, Office and other non-shopping center rental properties, and Development and sale of properties segments, partially offset by a decline in the gross profit posted by our Consumer Financing and Hotel operations segments. When measured as a percentage of our revenues, gross profit increased from 58.3% for fiscal year 2011 to 64.9% for fiscal year 2012.

Development and sale of properties

The gross profit of our Development and sale of properties segment increased by 14.9%, from Ps. 96.3 million for fiscal year 2011 to Ps. 110.6 million for fiscal year 2012.

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Annual Report
Office and other non-shopping center rental properties

The gross profit of our Office and other non-shopping center rental properties segment grew by 20.4%, from Ps. 132.1 million for fiscal year 2011 to Ps. 158.9 million for fiscal year 2012.

Shopping centers

The gross profit of our Shopping centers segment climbed 40.1%, from Ps. 493.3 million for fiscal year 2011 to Ps. 691.1 million for fiscal year 2012.

Hotel operations

The gross profit of our Hotel operations segment decreased by 27.8%, from Ps. 73.4 million for fiscal year 2011 to Ps. 53.0 million for fiscal year 2012.

Consumer Financing

The gross profit of our Consumer Financing segment declined by 93.0%, from Ps. 46.1 million for fiscal year 2011 to Ps. 3.2 million for fiscal year 2012.

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Annual Report

Selling expenses

Selling expenses increased by 1.7% from Ps. 106.7 million for fiscal year 2011 to Ps. 108.5 million for fiscal year 2012, mainly by reason of a great reduction in the Selling expenses of our Consumer Finance segment, which were in turn partially offset by increases in the Selling expenses of our Development and sale of properties, Hotel operations, Shopping centers and Office and other non-shopping center rental properties segments.
The selling expenses as a percentage of the segment’s revenue decreased from 7.4% for fiscal year 2011 to 6.9% for fiscal year 2012.

Development and sale of properties

The Selling expenses of our Development and sale of properties segment are made up by commissions and expenses from sales, salaries and social security contributions, non-recoverable common maintenance expenses, doubtful accounts and the allowance for doubtful accounts. Selling expenses grew by Ps. 7.1 million from Ps. 15.4 million for fiscal year 2011 to Ps. 22.5 million for fiscal year 2012, mainly by reason of a Ps. 2.8 million increase in commissions and expenses from sales, a Ps. 2.5 million increase in salaries and social security contributions, and a Ps. 1.3 million increase in non-recoverable common maintenance expenses.

The selling expenses as a percentage of the segment’s revenue related to the were up from 4.5% for fiscal year 2011 to 6.9% for fiscal year 2012.

Office and other non-shopping center rental properties

The Selling expenses associated to our Office and other non-shopping center rental properties segment increased by 95.7% from Ps. 5.3 million for fiscal year 2011 to Ps. 10.3 million for fiscal year 2012, mainly by reason of a Ps. 2.8 million increase in salaries and social security contributions and the non-recurrence of doubtful accounts for Ps. 0.9 million.

The Selling expenses associated to our Office and other non-shopping center rental properties segment as a percentage of this segments’ revenues increased from 3.2% for fiscal year 2011 to 5.4% for fiscal year 2012.

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Shopping centers

The Selling expenses associated to our Shopping centers segment grew by 31.2% from Ps. 40.2 million for fiscal year 2011 to Ps. 52.8 million for fiscal year 2012, by reason of: (i) a Ps. 7.5 million increase in the turnover tax charge; (ii) a Ps. 2.2 million increase in advertising expenses; (iii) an increase in the loan losses charge by Ps. 1.5 million and (iv) a Ps. 1.1 million increase in the salaries and social security contributions charges during this fiscal year in comparison with the previous one.

The Selling expenses associated to our Shopping centers segment as a percentage of this segments’ revenues remained stable at 6.0% for both fiscal years.

Hotel operations

The Selling expenses associated to our Hotel operations segment increased by 7.9% from Ps. 20.9 million for fiscal year 2011 to Ps. 22.6 million for fiscal year 2012. The Selling expenses associated to our Hotel operations segment as a percentage of this segments’’ revenues increased slightly from 10.8% for fiscal year 2011 to 13.3% for fiscal year 2012.

Consumer Financing

The Selling expenses associated to our Consumer Financing segment decreased by Ps. 24.6 million from Ps. 24.9 million for fiscal year 2011 to Ps. 0.3 million for fiscal year 2012, primarily on account of the sale of 80% of the share interest in Tarshop S.A. (deconsolidation of its income as from September 1, 2010).

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Administrative expenses

Administrative expenses is basically comprised of salaries, bonuses and social security contributions, third parties’ fees and services and taxes, rates and contributions (except for turnover tax). Administrative expenses grew by 8.5%, from Ps. 200.4 million for fiscal year 2011 to Ps. 217.4 million for fiscal year 2012, mainly on account of increases in our Shopping Centers, Office and other non-shopping center rental properties, and Hotel operations segments, partially offset by declines in the Consumer Financing and Development and sale of properties segments.

When measured as a percentage of revenues, administrative expenses remained stable at 13.9% for both fiscal years.

Development and sale of properties

The Administrative expenses associated to our Development and sale of properties segment decreased by 4.1%, from Ps. 41.4 million for fiscal year 2011 to Ps. 39.7 million for fiscal year 2012, mainly due to changes in taxes, rates and contributions, and in fees and compensation for services, as well as in salaries and social security contributions.

The Administrative expenses associated to our Development and sale of properties segment as a percentage of this segments’’ revenues remained stable at 12.1% for both fiscal years.

Office and other non-shopping center rental properties

The Administrative expenses of our Offices and other non-shopping center rental properties segment increased by 0.8%, from Ps. 43.7 million for fiscal year 2011 to Ps. 44.1 million for fiscal year 2012. The increase was mainly due to a reclassification of taxes, rates and contributions, and in salaries and compensation for services under Salaries and Social Security contributions.

The Administrative expenses associated to our Office and other non-shopping center rental properties segment as a percentage of this segments’ revenues declined from 26.6% for fiscal year 2011 to 22.9% for fiscal year 2012.

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Shopping centers

The Administrative expenses associated to our Shopping centers segment grew by 30.2%, from Ps. 67.9 million for fiscal year 2011 to Ps. 88.5 million for fiscal year 2012: (i) a Ps. 6.2 million increase in directors fees, (ii) a Ps. 4.7 million increase in taxes, rates and contributions; (iii) a Ps. 3.9 million increase in salaries and social security contributions; and (iv) a Ps. 2.0 million increase in fees and payments for services. When measured as a percentage of this segments’ revenues, the Administrative expenses associated to our Shopping centers segment remained stable at 10.1% for both fiscal years.

Hotel operations

Administrative expenses associated to our Hotel operations segment grew by 11.2%, from Ps. 40.3 million for fiscal year 2011 to Ps. 44.9 million for fiscal year 2012, primarily as a result of a Ps. 2.7 million increase in third parties’ fees and services and a Ps. 1.4 million increase in operating material.

Administrative expenses associated to our Hotel operations segment as a percentage of this segments’ revenues increased as they went from 20.9% for fiscal year 2011 to 26.4% for fiscal year 2012.

Consumer Financing

The Administrative expenses associated to our Consumer Finance segment declined by 96.2% from Ps. 6.9 million for fiscal year 2011 to Ps. 0.3 million for fiscal year 2012. Such decrease is mainly due to the sale of Tarshop S.A.’s 80% interest (deconsolidation of its income as from September 1, 2010).

When measured as a percentage of the segments’ revenues, the Administrative expenses associated to our Consumer Financing segment decreased from 10.1% for fiscal year 2011 to 5.5% for fiscal year 2012.

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Annual Report

Gain From recognition of inventories at net realizable value

During fiscal year 2012, we recognized Ps. 42.8 million as income on the recognition of inventories at net realizable value, mainly in connection with “Museo Renault” for Ps. 16.4 million “Condominios II” for Ps. 8.5 million, “Libertador 498” for Ps. 8.1 million and “Horizons” for Ps. 6.0 million, which compared to the Ps. 45.4 million income that had been recognized for fiscal year 2011, mainly attributable to “Horizons” for Ps. 13.2 million, “Torres Jardín IV” for Ps. 7.8 million and “Terrenos Rosario” for Ps. 15.0 million and “Caballito Nuevo” for Ps. 5.8 million.

Net gain from retained interest in securitized receivables

The line net gain from retained interest in securitized receivables declined Ps. 4.7 million, from a Ps. 4.7 million for fiscal year ended June 30, 2011 to no income/(loss) for the fiscal year ended June 30, 2012, mainly on account of the sale of Tarshop S.A.’s 80% interest (deconsolidation of its income as from September 1, 2010).

Gain from operations and holdings of real estate assets, net

This line reflects the income and losses associated to the recognition and/or the reversal of impairment charges. The gains and losses resulting from real estate holdings and transactions decreased by Ps. 0.6 million from Ps. 1.1 income for fiscal year 2011 to Ps. 0.6 million income for fiscal year 2012.

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Operating income

Operating income increased by 25.5% from Ps. 585.4 million in income for fiscal year 2011 to Ps. 734.4 million in income for fiscal year 2012, mainly due to an increase in our Shopping centers, Office and other non-shopping center rental properties and Development and sale of properties segments, which was partly offset by a reduction in the Operating income of our Hotel operations and Consumer financing segments.

When measured as a percentage of revenues, our Operating income increased from 40.6% for fiscal year 2011 to 46.9% for fiscal year 2012.

Development and sale of properties

The Operating income of our Development and sale of properties segment increased by 7.2% from Ps. 85.1 million in income for fiscal year 2011 to Ps. 91.2 million in income for fiscal year 2012, mainly by reason of increases in selling expenses, partially offset by a decrease in revenues, costs, gain from recognition of inventories at net realizable value, in administrative expenses and in gain from operations and holding of real estate. The Operating income of our Development and sale of properties segment when measured as a percentage of this segments’ revenues increased from 24.9% for fiscal year 2011 to 27.8% for fiscal year 2012.

Office and other non-shopping center rental properties

The Operating income of our Offices and other non-shopping center rental properties segment increased by 25.0%, from Ps. 84.1 million in income for fiscal year 2011 to Ps. 105.1 million in income for fiscal year 2012, mainly on account of an increase in revenues, and due to lower administrative expenses, partly offset by increased Selling expenses. The Operating income of our Office and other non-shopping center rental properties segment as a percentage of this segments’ revenues increased from 51.1% for fiscal year 2011 to 54.6% for fiscal year 2012.

Shopping centers

The Operating income of our Shopping centers segment grew by 42.8%, up from Ps. 385.1 million in income for fiscal year 2011 to Ps. 549.9 million in income for fiscal year 2012, mainly by reason of higher revenues and lower costs, partly offset by increases in Administrative expenses and Selling expenses. When measured as a percentage of this segments’ revenues, the Operating income of our Shopping centers segment increased from 57.1% for fiscal year 2011 to 63.1% for fiscal year 2012.

Hotel operations

The Operating income of our Hotels segment decreased by 218.3%, from Ps. 12.2 million in income for fiscal year 2011 to a loss of Ps. 14.4 million for fiscal year 2012, mainly due to a decrease in revenues and higher administrative and selling expenses, partly offset by a decrease in costs. When measured as a percentage of the segments’ revenues, the Operating income of Hotels increased from 6.3% for fiscal year 2011 to 8.5% for fiscal year 2012.

Consumer Financing

The Operating income of our Consumer Financing segment declined by 85.9%, from Ps. 19.0 million in income for fiscal year 2011 to Ps. 2.7 million in income for fiscal year 2012, as a result of decreased revenues and lower net gain from retained interest in securitized receivables, partially offset by lower costs, Selling and Administrative expenses, mainly due to the sale of 80% of the share interest in Tarshop S.A. (deconsolidation of its income as from September 1, 2010). When measured as a percentage of this segments’ revenues, the Operating income associated to Consumer Financing segment rose from 27.7% for fiscal year 2011 to 55.2% for fiscal year 2012.

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Annual Report
Amortization of negative goodwill, net

Amortization of negative goodwill, net, primarily includes: (i) the amortization of the goodwill associated to the following APSA’s subsidiaries: Fibesa S.A., Soleil Factory S.A., Empalme S.A.I.C.F.A. y G., Mendoza Plaza Shopping S.A., Nuevo Puerto Santa Fe S.A. and Emprendimiento Recoleta S.A., and (ii) the amortization of IRSA’s negative goodwill arising from the acquisition of shares in Alto Palermo S.A. and Palermo Invest S.A. Goodwill amortization remained stable in this fiscal year compared to the previous year.

Financial results, net

Our Financial results, net (a loss) grew by Ps. 160.7 million, up from a Ps. 282.2 million loss for fiscal year 2011 to a Ps. 443.0 million loss for fiscal year 2012, mainly by reason of:
i.	a Ps. 48.3 million increase in the financing expenses associated to the payments of interest accrued on our financial debts.
ii.
a Ps. 106.7 million loss for foreign exchange differences, both in fiscal year 2012 and compared to the previous fiscal year due to a greater variation in the US Dollar offer rate throughout fiscal year 2012 (it rose from Ps. 4.110 at June 30, 2011 to Ps. 4.527 at June 30, 2012), in contrast to the situation a year earlier when the US$/Ps. exchange rate had slightly varied (up from Ps. 3.931 at June 30, 2010 to Ps. 4.110 at June 30, 2011).

Gain on equity investees

Gain on equity investees declined by Ps. 21.7 million, from Ps. 138.4 million income for fiscal year 2011 to Ps. 116.8 million income for fiscal year 2012. This decrease is mainly attributable to the lower income for Ps. 47.1 million related to the sale of shares in Hersha Hospitality Trust during the previous fiscal year, partially offset by Ps. 28.3 million derived from our investment in Banco Hipotecario.

Other income and expenses, net

The line Other income and expenses, net, went up by Ps. 15.2 million, from a Ps. 14.6 million loss for fiscal year 2011 to a Ps. 29.8 million loss for fiscal year 2012, mainly due to: (i) a Ps. 10.3 million increase in donations and (ii) a Ps. 4.8 million increase in Expenses from stock issuance.

Income tax and minimum presumed income tax

Income tax and minimum presumed income tax increased by Ps. 11.5 million, from a Ps. 91.2 million loss for fiscal year 2011 to a Ps. 102.7 million loss for fiscal year 2012. We applied the deferred tax method upon assessing income tax for the two fiscal years, thus recognizing temporary differences as deferred tax assets and liabilities.

Minority interest

This line includes the results of third parties’ minority interests in those subsidiaries in which we exercise control or in which we have effective control. This result decreased by Ps. 44.7 million, from a Ps. 58.4 million loss for fiscal year 2011 to a Ps. 13.7 million loss for fiscal year 2012, mainly due to the acquisition of APSA’s minority interest (which generated a lower loss from minority interest) and the income from Tyrus S.A., due to a higher net loss experienced by its subsidiaries.

Net income

As a result of the factors described in the preceding paragraphs, income for the year declined by Ps. 14.7 million, from Ps. 294.8 million for fiscal year 2011 to Ps. 280.1 million for fiscal year 2012.

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Annual Report

15. IRSA’s Indebtedness

The following table sets forth the scheduled maturities of our outstanding debt as of June 30, 2012:

Schedule of Maturities or Amortization	Currency	Less than 1 year	More than 1 year and up to 2 years	More than 2 years and up to 3 years	More than 3 years and up to 4 years	More than 4 years	Total (1)	Annual Average Interest Rate
		(In million Pesos, constant currency, as of June 30, 2012)(2)						(%)
Banking debt and other
Bank loans (3)	PS/US$	320,203	-	-	-	-	320,203
Hoteles Argentinos’ secured loans	US$	1,865	-	-	-	-	1,865
APSA’s 2012 Notes for Ps.154 M (Series II)	PS	-	-	-	-	-	-	11%
IRSA’s 2013 Series III Notes	PS	102,888	(601)	(601)	(601)	52,834	153,920	Badlar+ 249 pb
IRSA’s 2014 Series IV Notes	US$	38,278	(1,960)	(1,960)	(1,960)	120,546	152,943	7.45%
APSA’s 2014 Convertible Notes for US$ 50 M (4)	US$	1	-	38	-	-	39	10%
APSA’s 2017 Notes for US$ 120 M (Series I)	US$	4,554	(455)	(910)	-	482,333	485,522	7.875%
IRSA’s 2017 Notes	US$	23,175	(710)	(710)	(710)	677,973	699,018	8.50%
IRSA’s 2020 Notes	US$	34,004	(875)	(875)	(875)	663,702	695,081	11.50%
Seller financing (2)	US$	49,775	18,959	-	-	62,765	131,499
Financial Leases	US$	944	107	213	53	106	1,423
Total banking debt and other		575,687	14,465	(4,805)	(4,093)	2,060,260	2,641,513
Total debt		575,687	14,465	(4,805)	(4,093)	2,060,260	2,641,513

(1)	Figures may not sum due to rounding.
(2)	Exchange rate as of June 30, 2012 US$1.00 = Ps. 4.5270.
(3)	Includes bank overdrafts.
(4)	Disclosed net of the notes held by the Company

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Annual Report

IRSA’s 8.5% Series I Notes due 2017

On February 2, 2007, IRSA issued 2017 fixed-rate notes for a total amount of US$150.0 million, which accrue interest at an annual interest rate of 8.5% payable semi-annually and which mature in a single installment on February 2, 2017.

These notes also contain a covenant limiting our ability to pay dividends which may not exceed the sum of:

•   50% of the cumulative consolidated net income; or

•   75% of the cumulative consolidated net income if the consolidated interest coverage ratio for the most recent four consecutive fiscal quarters is at least 3.0 to 1; or

•   100% of the cumulative consolidated net income if the consolidated interest coverage ratio for the most recent four consecutive fiscal quarters is at least 4.0 to 1; plus

•   100% of the aggregate net cash proceeds (with certain exceptions) and the fair market value of property other than cash received by IRSA or by its restricted subsidiaries from (a) any contribution to IRSA’s capital stock or the capital stock of its restricted subsidiaries or issuance and sale of IRSA’s qualified capital stock or the qualified capital stock of its restricted subsidiaries subsequent to the issue of IRSA’s notes due 2017, or (b) issuance and sale subsequent to the issuance of IRSA’s notes due 2017 or its indebtedness or the indebtedness of its restricted subsidiaries that has been converted into or exchanged for IRSA’s qualified capital stock, (c) any kind of reduction in IRSA’s indebtedness or the indebtedness of any of its restricted subsidiaries; or (d) any kind of reduction in investments in debt certificates (other than permitted investments) and in the return on assets; or (e) any distribution received from an unrestricted subsidiary.

IRSA’s 11.5% Series II Notes due 2020

On July 20, 2010, IRSA issued fixed-rate notes due in 2020 for a total amount of US$ 150.0 million, which accrue interest at an annual interest rate of 11.5% payable semi-annually and which mature in a single installment on July 20, 2020.

Series II notes are subject to the same covenants as described for Series I notes due 2017.

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Annual Report

IRSA’s New Global Note Program and Issuance of Series III and Series IV Notes

Under its US$ 300,000,000 Global Note Program approved by its Shareholders’ Meeting dated October 31, 2011, on February 10, 2012, IRSA placed by means of a public offering Notes for an aggregate amount of Ps. 300 million, issued in two series: Series III and IV.

Series III Notes, for a principal amount of Ps. 153.2 million, accrue interest at BADLAR rate plus 249 basis points, and mature 18 months from their issue date. They are repayable in three consecutive payments due within 12, 15 and 18 months after their issue date.

Series IV Notes, for a principal amount of US$ 33.8 million (equivalent to Ps. 146.9 million), accrue interest at a fixed rate of 7.45%, are subscribed and repayable in Pesos at the applicable exchange rate, and mature 24 months after the issue date. They are repayable in 4 equal consecutive payments due within 15, 18, 21 and 24 months after their issue date.

Debt structuring for the Acquisition of Edificio República

On April 28, 2008, IRSA executed a loan agreement secured by a mortgage with Banco Macro S.A. pursuant to which Banco Macro S.A. lent it US$ 33.6 million which it applied to the repayment of the debt balance owed to Fideicomiso República, which was incurred with respect to the acquisition of Edificio República. The principal shall be repaid in five annual, equal and consecutive installments maturing on April 28 each year and accruing interest at an annual nominal rate of 12% payable semi-annually on April and October 28, each year. Banco Macro’s loan is secured by a mortgage on the property known as “Edificio República”. In May 2012, IRSA partially prepaid the fifth installment under this loan; therefore, the outstanding principal balance amounts to US$ 200,000.

Hoteles Argentinos Loan

On March 15, 2010 a loan agreement was entered into with Standard Bank Argentina S.A., whereby it lent to Hoteles Argentinos the sum of Ps. 19.0 million, which were used to repay the loan with Credit Suisse First Boston International. In addition, on March 15, 2010, the mortgage and swap agreement entered into with Credit Suisse First Boston International were cancelled. The new loan with Standard Bank Argentina S.A. was repayable in a single payment that fell due on the first anniversary of the agreement’s execution date, and accrued interest at a fixed rate of 16.25% payable every three months in arrears. On March 15, 2011, this loan was replaced with three loans granted by Standard Bank Argentina S.A.: a Peso-denominated loan for Ps. 15.8 million, due on March 14, 2012, accruing interest at a rate of 16.75%, and two dollar-denominated facilities of US$ 0.4 million each, the first of which matured on September 12, 2011 and accrued interest at a rate of 3.70%, and the second one fell due on March 14, 2012 and accrued interest at a rate of 3.90%. On September 12, 2011, when the first dollar-denominated loan fell due, interest was paid and the principal amount was renewed for an additional year at an interest rate of 3.90% for the new period.

On March 14, 2012, Hoteles Argentinos refinanced its Ps. 15.8 million loan with Standard Bank Argentina S.A. through a bank checking account overdraft agreement with such bank. Under this agreement, a fixed interest rate is paid and the agreement’s term is renewable each month. On that same date, the US$ 0.4 million loan held with such bank was repaid.

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APSA’s 10% Convertible Notes due 2014

On July 19, 2002, APSA issued US$ 50.0 million in unsecured Convertible Notes in exchange for cash and the settlement of certain liabilities owed to its shareholders. The proceeds received by APSA were used to repay short term bank loans for Ps. 27.3 million and to redeem secured notes issued by APSA for Ps. 52.8 million. The notes accrue interest (payable semi-annually) at a 10.0% fixed interest rate per annum and are convertible at any time at the holder’s option into shares of common stock of Ps. 0.10 par value each. The conversion rate per U.S. dollar is the lower between (i) Ps. 3.08642 and (ii) the result from dividing the exchange rate prevailing on the conversion date by APSA’s common shares’ par value. The convertible notes’ original maturity date was July 19, 2006, but the noteholders’ meeting held on May 2, 2006 extended the initial maturity date to July 19, 2014. The rest of the terms and conditions remained unaltered. During fiscal years 2011, 2007, 2006, 2005, 2004 and 2003, holders of US$ 18.3 million convertible notes of APSA exercised their conversion rights. Consequently, APSA issued 477,544,197; 101,582; 1,539,000; 52,741,373; 22,852,514; and 4,829,745 common shares, respectively. On September 22, 2011, APSA reported that one holder of convertible Notes exercised its conversion right, and 277,777 common shares of Ps. 0.1 par value each were issued, and thus Notes for a principal amount of US$ 9,000 were canceled. Following such conversion, the total number of shares increased from 1,259,608,411 to 1,259,886,188. If all the holders of Convertible Notes exercised their conversion rights, APSA’s total amount of outstanding shares would increase from 1,259.9 million to 2,239.7 million.

As of June 30, 2012, we held US$ 31.7 million of APSA’s convertible notes.

APSA’s Series I and Series II Notes

On May 11, 2007, APSA issued two new series of notes under its global program. Series I consists of notes for a principal amount of US$120 million, which accrue interest at a fixed rate of 7.875% per annum, payable semi-annually, and with maturity on May 11, 2017. Series II consists of notes for a principal amount of Ps. 154 million (equivalent to US$ 50 million), accruing interest at 11% per annum, payable semi-annually, and repayable in seven semi-annual installments commencing on June 11, 2009. All these notes were fully repaid as scheduled and the last installment was paid during this fiscal year.

Acquisition of Alto Palermo’s Series I Notes

During fiscal year 2009, we purchased US$ 39.6 million in principal amount of APSA’s Series I Notes, for a total amount of US$ 19.3 million.

In turn, in the course of fiscal 2009, our subsidiary Alto Palermo repurchased US$ 5.0 million in principal amount of its Series I notes. The weighted average price paid was US$ 0.3978 for a total of US$ 1.9 million.

In fiscal year 2011, we sold US$ 39.6 million in principal amount of such notes for an average price of US$ 0.9605, totaling US$ 38.08 million. In addition, during this fiscal year APSA has repurchased US$ 5.0 million in principal amount of its Series I notes. The weighted average price paid was US$ 1.0201 for a total amount of US$ 5.1 million.

Therefore, as of June 30, 2012, our consolidated holdings of APSA’s Series I notes amounted to US$ 10.0 million1 in principal amount.

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Acquisition of APSA’s Series II Notes

During fiscal 2009, we bought US$ 15.1 million in principal amount of APSA’s Series II Notes, for a total of US$ 8.2 million, representing a weighted average price of US$ 0.5513. In turn, in the course of fiscal year 2009, our subsidiary APSA purchased US$ 3.0 million in principal amount of its Series II notes, for a total of US$ 2.3 million, representing a weighted average price of US$ 0.75.

APSA’s Series II notes matured during this fiscal year.

APSA’s Series III and Series IV Notes

On November 13, 2009, APSA issued two new series of Notes under its US$ 200,000,000 Global Note Program. Series III consisted of notes for a principal amount of Ps. 55.8 million, which accrued interest at the BADLAR Private interest rate plus 3% payable every three months and maturing on May 12, 2011. Series IV consisted of notes for a principal amount of US$ 6.6 million (equivalent to Ps. 25.0 million), which accrued interest at a fixed interest rate of 6.75% per annum payable semiannually and maturing on May 12, 2011.

The proceeds derived from Series III and Series IV were used for refinancing or repaying the short-term debt and working capital in Argentina.

As of June 30, 2012, these two series of notes were due and fully paid.

1 All of which is held by APSA.

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16. CORPORATE SERVICE AGREEMENT ENTERED INTO WITH CRESUD S.A.C.I.F. Y A. AND APSA

In view of the fact that our Company, CRESUD and APSA have developed operating areas with certain similarities, the Board of Directors deemed it appropriate to implement alternative initiatives aimed at reducing certain fixed costs in its activities in order to reduce their impact on operating results, thereby taking advantage of and optimizing individual efficiencies of each company in the different areas of operations management.

Accordingly, on June 30, 2004, the Company entered into a “Framework Agreement for the Exchange of Corporate Services” (the “Agreement”) with Cresud and APSA, which was subsequently amended on August 23, 2007, August 14, 2008, November 27, 2009 and July 11, 2011.

The Framework Agreement for the Exchange of Corporate Services executed by and between us, CRESUD and APSA currently applies to the following areas in the exchange of services: Human Resources, Finance, Institutional Relations, Administration and Control, Systems and Technology, Insurance, Messenger Services, Contracts, Audit and Control, Technical, Infrastructure and Services, Purchases, Architecture and Design, Development and Works, Real Estate, Hotels and Tourism, Assistance to Board of Directors and Safety.

The exchange of services consists in the provision of services for value in relation to any of the above mentioned areas, carried out by one or more of the parties to the Framework Agreement for the Exchange of Corporate Services on behalf of the other party or parties, invoiced and payable primarily through offsetting based on the provision of services in any such areas, and secondarily in cash, in case of a difference in value of the services provided. Under such agreement, the companies hired an external consulting company to review and evaluate on a six-month basis the criteria used in the settlement of corporate services, as well as the bases of distribution and supporting documentation used in the process, to be reflected in a report prepared and delivered for each six-month period.

On March 12, 2010 we entered into a new amendment to the Framework Agreement for the Exchange of Corporate Services with CRESUD and APSA so as to simplify the issues arising from the consolidation of the financial statements resulting from the increase of Cresud’s investment in our Company. In this regard, our Board of Directors deemed it convenient and advisable for achieving such simplification, to unify in Cresud a part of the operations by transferring to it our and APSA’s employment agreements. Effective since January 1, 2010, labor costs of such employees were transferred to Cresud’s payroll, which will continue to be distributed with us and APSA pursuant to the conditions of the Framework Agreement for the Exchange of Corporate Services.

In the future, and in order to follow the policy of making the most efficient distribution of corporate resources among the different areas, the Framework Agreement for the Exchange of Corporate Services may be extended or amended in respect of other areas shared by the Company with Cresud and APSA.

It should be noted that, notwithstanding this procedure, the Company, Cresud and APSA maintain total discretionary independence in their strategic and commercial decisions, and confidentiality, and that the allocation of costs and income is performed based on operating efficiency and equity principles, without pursuing individual economic benefits for each company. The implementation of this project has not impaired the identification of the economic transactions or services involved, or the effectiveness of internal control systems or internal and external audit work of each company, or the disclosure of the transactions subject to the Framework Agreement for the Exchange of Corporate Services in accordance with Technical Resolution No. 21 of the FACPCE. Furthermore, Mr. Alejandro Gustavo Elsztain has been appointed to the position of General Coordinator, whereas Cedric Bridger has been charged with the operation and implementation of the agreement on behalf of our Company, Daniel E. Mellincovsky shall represent Cresud and Abraham Perelman shall represent APSA. All these individuals are members of the Audit Committees of their respective companies.

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Corporate Governance

At IRSA we understand that good corporate governance practices should be supported and framed in an environment of adequate interaction and operation of its corporate bodies in accordance with the regulations in force, as the most efficient manner of protecting our shareholders.

Furthermore, the Company is subject to the provisions of the Sarbanes Oxley Act; therefore, it must assure the effectiveness of its internal control system for financial reporting purposes. It has passed its Code of Ethics, which is applicable to all its employees and sets forth a strict system of authorization and information disclosure practices aligned with the highest international standards as concerns investor relations.

The foregoing principles, along with the ongoing updating of its corporate governance practices in line with the most stringent market practices, place IRSA as the leading company in the Argentine capital markets.

In addition, a summary of the most significant differences between IRSA’s corporate governance practices and the practices applied by US companies as per the standards set by the New York Stock Exchange (NYSE) for such companies may be consulted in Spanish and English in the Company’s web page (www.irsa.com.ar).

In compliance with the provisions of Decree No. 677/01, below is a brief description of the aspects related to the decision making processes and internal control system as of the date of this Annual Report.For further illustration we refer to Exhibit I to this Annual Report, which includes the corporate governance report required by the Corporate Governance Code implemented by General Resolution No. 516/2007 issued by the National Securities Commission (hereinafter, the “Code” and the “CNV”, respectively).

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17. BOARD OF DIRECTORS AND MANAGEMENT

Board of Directors

We are managed by a Board of Directors. Our by-laws provide that our Board of Directors will consist of a minimum of eight and a maximum of fourteen regular directors and a like or lesser number of alternate directors. Our directors are elected for three-year terms by a majority vote of our shareholders at a general ordinary shareholders’ meeting and may be reelected indefinitely.

Currently our Board of directors is composed of fourteen regular directors and two alternate directors. Alternate directors will be summoned to exercise their functions in case of absence, vacancy or death of a regular director or until a new director is designated.

The table below shows information about our regular directors and alternate directors:

Name	Date of Birth	Position in IRSA	Date of current appointment	Term expiration	Current position held since
Eduardo S. Elsztain	01/26/1960	Chairman	2009	2012	1991
Saúl Zang	12/30/1945	First Vice-Chairman	2009	2012	1994
Alejandro G. Elsztain	03/31/1966	Second Vice-Chairman	2007	2013	2001
Fernando A. Elsztain	01/04/1961	Regular Director	2008	2014	1999
Carlos Ricardo Esteves	05/25/1949	Regular Director	2008	2014	2005
Cedric D. Bridger	11/09/1935	Regular Director	2009	2012	2003
Marcos Fischman	04/09/1960	Regular Director	2009	2012	2003
Fernando Rubín	06/20/1966	Regular Director	2007	2013	2004
Gary S. Gladstein	07/07/1944	Regular Director	2007	2013	2004
Mario Blejer	06/11/1948	Regular Director	2008	2014	2005
Mauricio Wior	10/23/1956	Regular Director	2009	2012	2006
Gabriel A. G. Reznik	11/18/1958	Regular Director	2008	2014	2008
Ricardo H. Liberman	12/18/1959	Regular Director	2008	2014	2008
Daniel Ricardo Elsztain	12/22/1972	Regular Director	2007	2013	2007
Salvador D. Bergel	04/17/1932	Alternate Director	2008	2014	1996
Enrique Antonini	03/16/1950	Alternate Director	2007	2013	2007

Ricardo Esteves, Cedric Bridger, Mario Blejer, Ricardo H. Liberman and Enrique Antonini are independent directors, pursuant to CNV Resolution No. 400/2002.

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The following is a brief biographical description of each member of our Board of Directors:

Eduardo S. Elsztain. Mr. Elsztain studied Economic Sciences at Universidad de Buenos Aires. He has been engaged in the real estate business for more than twenty years. He is the President of Alto Palermo, Consultores Assets Management S.A., BACS Banco de Crédito & Securitización (“BACS”), Cresud and BrasilAgro Companhia Brasileira de Propiedades Agrícolas, and Banco Hipotecario, among others. He is also Vice-chairman of the Board of Directors of E-Commerce Latina S.A. He is Fernando A. Elsztain’s cousin and Alejandro G. Elsztain and Daniel Ricardo Elsztain’s brother.

Saúl Zang. Mr. Zang obtained a law degree from Universidad de Buenos Aires. He is a member of the International Bar Association and the Interamerican Federation of Lawyers. He is a founding partner of Zang, Bergel & Viñes Abogados law firm. He is also vice-chairman of Alto Palermo and Cresud; Puerto Retiro and Fibesa, and a director of Banco Hipotecario, Nuevas Fronteras S.A., Tarshop, Palermo Invest S.A. and BrasilAgro.

Alejandro G. Elsztain. Mr. Elsztain obtained a degree in agricultural engineering from Universidad de Buenos Aires. Currently he is chairman of Inversiones Ganaderas S.A. and Cactus Argentina, second vice-chairman of Cresud and executive vice-chairman of Alto Palermo. He is also vice-chairman of Nuevas Fronteras and Hoteles Argentinos and regular director of Inversora Bolívar S.A. He is the brother of Chairman Eduardo S. Elsztain and Daniel Ricardo Elsztain, and a cousin of Director Fernando A. Elsztain.

Fernando A. Elsztain. Mr. Elsztain studied architecture at Universidad de Buenos Aires. He has been engaged in the real estate business as a consultant and as managing officer of a family-owned real estate company. He is chairman of the board of directors of Llao Llao Resorts S.A., Palermo Invest S.A. and Nuevas Fronteras S.A. He is also a director of Alto Palermo, Hoteles Argentinos and Tarshop and an alternate director of Banco Hipotecario and Puerto Retiro, among others. He is Alejandro Elsztain, Eduardo S. Elsztain and Daniel Ricardo Elsztain’s cousin.

Carlos Ricardo Esteves. He has a degree in Political Sciences from Universidad El Salvador. He was a member of the Boards of Directors of Banco Francés del Río de la Plata, Bunge & Born Holding, Armstrong Laboratories, Banco Velox and Supermercados Disco. He was one of the founders of CEAL (Consejo Empresario de América Latina) and is a member of the board of directors of Encuentro de Empresarios de América Latina (padres e hijos) and is co-President of Foro Iberoamericano.

Cedric D. Bridger. Mr. Bridger is qualified as a certified public accountant in the United Kingdom. From 1992 through 1998, he served as chief financial officer of YPF S.A. Mr. Bridger was also financial director of Hughes Tool Argentina, chief executive officer of Hughes Tool in Brazil and Hughes’ corporate vice-president for South American operations. He is also a director of Banco Hipotecario.

Marcos Fischman. Mr. Fischman a pioneer in corporate coaching in Argentina. He studied at the Hebrew University of Jerusalem. He provides consulting services to businessmen, students and artists. In 1993 he joined our company and provides us with consulting services in communication and development.

Fernando Rubín. Mr. Rubin has a degree in psychology from Universidad de Buenos Aires and attended a post-graduate course in Human Resources and Organizational Analysis at E.P.S.O. Since July 2001, he has been the manager of organizational development at Banco Hipotecario. He served as corporate manager of human resources for IRSA, director of human resources for Moet Hennessy Louis Vuitton (“LVMH”) in Argentina and Bodegas Chandon in Argentina and Brazil. He also served as manager of the human resources division for the international consulting firm Roland Berger & Partner-International Management Consultants. He currently serves as CEO of Banco Hipotecario.

Gary S. Gladstein. Mr. Gladstein has a degree in economics from the University of Connecticut and a master’s degree in business administration from Columbia University. He was operations manager in Soros Fund Management LLC and is currently a senior consultant of Soros Fund Management LLC.

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Mario Blejer. Dr. Blejer obtained a degree from Hebrew University and a Ph.D. from the University of Chicago. He lectured courses at Hebrew University, Boston University and New York University. He has published several articles on macroeconomic and financial stability subjects. He served for twenty years in different departments of the IMF. In 2002, he was appointed chairman of the Central Bank and during 2003 he was appointed director of the Center for Studies of Central Banks of the Bank of England.

Mauricio Wior. Mr. Wior obtained a masters degree in finance, as well as a bachelors degree in economics and accounting from Tel Aviv University in Israel. Mr. Wior is currently a director of Ertach S.A. and Banco Hipotecario. He has held positions at Bellsouth where he was Vice President for Latin America from 1995 to 2004. Mr. Wior was also CEO of Movicom Bellsouth from 1991 to 2004. In addition, he led the operations of various cellular phone companies in Uruguay, Chile, Peru, Ecuador and Venezuela. He was president of Asociación Latinoamericana de Celulares (ALCACEL); the U.S. Chamber of Commerce in Argentina and the Israeli-Argentine Chamber of Commerce. He was a director of Instituto para el Desarrollo Empresarial de la Argentina (IDEA), Fundación de Investigaciones Económicas Latinoamericanas (FIEL) and Tzedaka.

Gabriel A. G. Reznik. Mr. Reznik obtained a degree in Civil Engineering from Universidad de Buenos Aires. He worked for IRSA from 1992 until May 2005, when he resigned. He previously worked for an independent construction company in Argentina. He is an alternate director of Puerto Retiro S.A., Tarshop and Fibesa, as well as member of the board of directors of Banco Hipotecario, among others.

Ricardo Liberman. Mr. Liberman graduated as a Public Accountant from Universidad de Buenos Aires. He is also an independent consultant in audit and tax matters.

Daniel Ricardo Elsztain. Mr. Elsztain graduated with a major in Economic Sciences from the Torcuato Di Tella University and has a Master in Business Administration from the Austral IAE University. At present, he is our Commercial Manager and he has held such position since 2004. He also serves as Director in Hersha Hospitality Trust and Supertel Hospitality Inc. Mr. Elsztain is the brother of both the Chairman of the Board of Directors, Mr. Eduardo S. Elzstain, and of the Executive Vice-Chairman, Mr. Alejandro G. Elzstain and cousin of Director Fernando A. Elzstain.

Salvador D. Bergel. Mr. Bergel obtained a law degree and a PhD from Universidad Nacional del Litoral. He is a founding partner of Zang, Bergel & Viñes Abogados law firm and a consultant at Repsol YPF S.A. He is also an alternate director of Cresud and APSA.

Enrique Antonini.  Mr. Antonini holds a degree in law from the School of Law of Universidad de Buenos Aires. He has been director of Banco Mariva S.A. since 1992 until today, and of Mariva Bursátil S.A. since 1997 until today. He is a member of the Banking Lawyers Committee and the International Bar Association. At present, he is Alternate Director of Cresud.

Employment contracts with our directors

We do not have written contracts with our directors. However, Messrs. Eduardo Elsztain, Saúl Zang, Alejandro Elsztain, Fernando Elsztain and Fernando Rubín are employed by our Company under the Labor Contract Law No. 20,744.

Law No. 20,744 governs certain conditions of the labor relationship, including remuneration, protection of wages, hours of work, holidays, paid leave, maternity protection, minimum age requirements, protection of young workers and suspension and termination of the contract.

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Executive Committee

Pursuant to our by-laws, our day-to-day business is managed by an Executive Committee consisting of five regular directors and one alternate director, among which there should be the chairman, first vice-chairman and second vice-chairman of the board of directors. The current members of the Executive Committee are Messrs. Eduardo S. Elsztain, Saúl Zang, Alejandro Elsztain and Fernando Elsztain, as regular members. The executive committee meets as needed by our business, or at the request of one or more of its members.

The executive committee is responsible for the management of the daily business pursuant to the authority delegated by the Board of Directors in accordance with applicable laws and our by-laws. Pursuant to Section 269 of the Argentine Corporations Law, the Executive Committee is only responsible for the management of the day-to-day business. Our by-laws authorize the executive committee to:

•	designate the managers of our Company and establish the duties and compensation of such managers;
•	grant and revoke powers of attorney on behalf of our Company;
•	hire, discipline and fire personnel and determine wages, salaries and compensation of personnel;
•	enter into contracts related to our business;
•	manage our assets;
•	enter into loan agreements for our business and set up liens to secure our obligations; and
•	perform any other acts necessary to manage our day-to-day business.

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Senior Management

Appointment of Senior Management

Our Board of Directors appoints and removes senior management.

Senior Management Information

The following table shows information about our current senior management appointed by the Board of Directors:

Name	Date of birth	Position	Current position held since
Eduardo S. Elsztain	01/26/1960	Chief Executive Officer	1991
Daniel Ricardo Elsztain	12/22/1972	Chief Real Estate Business Officer	2012
David A. Perednik	11/15/1957	Chief Administrative Officer	2002
Jorge Cruces	12/22/1972	Chief Real Estate Officer	2007
Matías Iván Gaivironsky	02/23/1976	Chief Financial Officer	2011

The following is a description of each of our senior managers who are not directors:

David A. Perednik. Mr. Perednik obtained a degree in accounting from Universidad de Buenos Aires. He has worked for several companies such as Marifran Internacional S.A., a subsidiary of Louis Dreyfus Amateurs where he worked as chief financial officer from 1986 to 1997. He also worked as a senior consultant in the Administration and Systems Department of Deloitte & Touche from 1983 to 1986. He also serves as chief administrative officer of Cresud and Alto Palermo.

Matías Iván Gaivironsky. Mr. Matías Gaivironsky obtained a degree in business administration at Universidad de Buenos Aires. He has a Master in Finance from Universidad del CEMA. Since 1997 he has served in various positions at Cresud, IRSA and APSA, and he has served as Chief Financial Officer since December 2011. In 2008 he served as Chief Financial Officer in Tarshop and was later appointed Manager of the Capital Markets and Investor Relations Division of Cresud, IRSA and APSA.

Jorge Cruces. Mr. Cruces obtained the degree of Architect and a Master in Business Administration, Finance Mention and Strategic Management Mention, at Universidad de Belgrano. Before joining the group, he worked as Business Development – Real Estate Manager at Diveo, Diginet and as Real Estate Projects Manager of Giménez Zapiola Binswagner. At present he serves as Chief Real Estate Officer at IRSA and Alto Palermo. He is also Academic coordinator and Professor of the Cluster Portfolio and Asset Management of the Executive program of Real Estate Management at Universidad Torcuato Di Tella.

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Supervisory Committee

Our supervisory committee (Comisión Fiscalizadora) is responsible for reviewing and supervising our administration and affairs and verifying compliance with our by-laws and resolutions adopted at the shareholders’ meetings. The members of the supervisory committee are appointed at our annual general ordinary shareholders’ meeting for a one-year term. The supervisory committee is composed of three regular members and three alternate members and pursuant to Section 294 of the Argentine Corporations Law No. 19,550, as amended, must meet at least every three months.

The following table shows information about the members of our supervisory committee, who were elected at the annual ordinary shareholders’ meeting, held on October 31, 2011:

Name	Date of Birth	Position	Expiration Date	Current position held since

José D. Abelovich	07/20/1956	Regular Member	2012	1992
Marcelo H. Fuxman	11/30/1955	Regular Member	2012	1992
Noemí Cohn	05/20/1959	Regular Member	2012	2010
Silvia De Feo	10/07/1958	Alternate Member	2012	2003
Roberto Murmis	04/07/1959	Alternate Member	2012	2005
Alicia Rigueira	12/02/1951	Alternate Member	2012	2006

Set forth below is a brief biographical description of each member of our supervisory committee:

José D. Abelovich. Mr. Abelovich obtained a degree in accounting from Universidad de Buenos Aires. He is a founding member and partner of Abelovich, Polano & Asociados S.R.L., a law firm member of Nexia International, a public accounting firm in Argentina. Formerly, he had been a manager of Harteneck, López y Cía/Coopers & Lybrand and has served as a senior advisor in Argentina for the United Nations and the World Bank. He is a member of the supervisory committees of Cresud, Alto Palermo, Alto Palermo Shopping, Hoteles Argentinos, Inversora Bolívar and Banco Hipotecario.

Marcelo H. Fuxman. Mr. Fuxman obtained a degree in accounting from Universidad de Buenos Aires. He is a partner of Abelovich, Polano y Asociados S.R.L., a law firm member of Nexia International, a public accounting firm in Argentina. He is also a member of the supervisory committee of Cresud, Alto Palermo, Alto Palermo Shopping, Inversora Bolívar and Banco Hipotecario.

Noemí Cohn. Mrs. Cohn obtained a degree in accounting from Universidad de Buenos Aires. She is a partner of Abelovich, Polano y Asociados S.R.L. / Nexia International, an accounting firm in Argentina, and she works in the Audit sector. Mrs. Cohn worked in the audit area of Harteneck, López and Company, Coopers & Lybrand in Argentina and in Los Angeles, California. Mrs. Cohn is a member of the Supervisory Committees of Cresud and APSA, among others.

Silvia De Feo. Mrs. De Feo obtained a degree in accounting from Universidad de Belgrano. She is a manager at Abelovich, Polano & Asociados S.R.L., a law firm member of Nexia International, an accounting firm in Argentina and former manager at Harteneck, Lopez & Cía./Coopers & Lybrand. She is also a member of the Supervisory Committees of Cresud, Alto Palermo Shopping, Inversora Bolívar and Baldovinos S.A.

Roberto Murmis. Mr. Murmis holds a degree in accounting from Universidad de Buenos Aires. Mr. Murmis is a partner at Abelovich, Polano & Asociados S.R.L., a law firm member of Nexia International. Mr. Murmis worked as an advisor to Secretaría de Ingresos Públicos del Ministerio de Economía of Argentina. Furthermore, he is a member of the supervisory committee of Cresud, Alto Palermo Shopping, Futuros y Opciones S.A. and Llao Llao Resorts S.A.

Alicia Rigueira. Mrs. Rigueira holds a degree in accounting from Universidad de Buenos Aires. Since 1998 she has been a manager at Estudio Abelovich, Polano & Asociados SRL, a law firm member of Nexia International. From 1974 to 1998, Mrs. Rigueira performed several functions at Harteneck, Lopez y Cía., affiliated with Coopers & Lybrand. Mrs. Rigueira was professor at the School of Economic Sciences at Universidad de Lomas de Zamora.

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Internal Control

Management uses the Integrated Framework-Internal Control issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO Report”) to assess the effectiveness of internal control over financial reporting.

The COSO Report sets forth that internal control is a process, effected by an entity’s board of directors, management and other personnel, designed to provide reasonable assurance regarding the achievement of the entity’s objectives in the following categories:

•	Effectiveness and efficiency of operations

•	Reliability of financial reporting, and

•	Compliance with applicable laws and regulations

Based on the above, the company’s internal control system involves all the levels of the company actively involved in exercising control:

•	the board of directors, by establishing the objectives, principles and values, setting the tone at the top and making the overall assessment of results;

•
the management of each area is responsible for the internal control in relation to objectives and activities of the relevant area, i.e. the implementation of policies and procedures to achieve the results of the areas and, therefore, those of the entity as a whole;

•	the other personnel play a role in exercising control, by generating information used in the control system or taking action to ensure control.

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Audit Committee

In accordance with the Regime of Transparency in Public Offerings provided by Decree No. 677/2001 and the regulations of Comisión Nacional de Valores (“CNV”), our board of directors established an Audit Committee.

The Audit Committee is a committee of the board of directors, the main function of which is to assist the board of directors in (i) exercising its duty of care, diligence and competence in issues relating to us, specifically as concerns the enforcement of accounting policies, and disclosure of accounting and financial information, (ii) management of our business risk, the management of our internal control systems, (iii) behavior and ethical conduct of the Company’s businesses, (iv) monitoring the sufficiency of our financial statements, (v) our compliance with the laws, (vi) independence and competence of independent auditors, (vii) performance of our internal audit duties both by our company and the external auditors and (viii) it may render, upon request of the Board of Directors, its opinion on whether the conditions of the related parties’ transactions for relevant amounts may be considered reasonably sufficient under normal and habitual market conditions.

The Audit Committee must meet at least once a year.

In accordance with Decree No. 677/2001 and the Regulations of Comisión Nacional de Valores, our Audit Committee is made up by three independent directors. The NYSE Regulations establish that as of July 31, 2005, foreign companies listing securities in the United States must have an Audit Committee fully formed by independent directors.

Currently, we have a fully independent Audit Committee composed of Messrs. Cedric Bridger, Ricardo Liberman and Mario Blejer.

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Annual Report
Compensation

Directors

Under the Argentine Business Corporations Law (Law No. 19,550), if the compensation of the members of the Board of Directors and the Supervisory Committee is not established in the by-laws of the Company, it should be determined by the shareholders’ meeting. The maximum amount of total compensation to the members of the Board of Directors and the Supervisory Committee, including compensation for technical or administrative permanent activities, cannot exceed 25% of the earnings of the company. That amount should be limited to 5% when there is no distribution of dividends to shareholders and will be increased in proportion to the distribution up to such limit if all earnings are distributed. For purposes of applying this provision, the reduction in the distribution of dividends derived from reducing the Board of Directors’ and Supervisory Committee’s fees will not be considered.

When one or more directors perform special commissions or technical or administrative activities, and there are no earnings to distribute, or they are reduced, the shareholders meeting may approve compensation in excess of the above mentioned limits. The compensation of our directors for each fiscal year is determined pursuant to the Argentine Business Corporations Law and taking into consideration whether the directors performed technical or administrative activities and our fiscal year’s results. Once the amounts are determined, they are considered at the shareholders’ meeting.

In the course of our shareholders’ meeting held on October 31, 2011, the shareholders approved total compensation in the amount of Ps. 23.4 million for all our directors for the fiscal year ended on June 30, 2011. At the end of this fiscal year, these amounts had been totally paid.

Senior Management

We pay our senior management pursuant to a fixed amount, established by taking into consideration their background, capacity and experience and an annual bonus which varies according to their individual performance and our overall results. The total and aggregate compensation paid to our Senior Management for the fiscal year ended June 30, 2012 was Ps. 13.2 million.

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Annual Report
Supervisory Committee

The shareholders meeting held on October 31, 2011, approved by majority vote the decision not to pay any compensation to our Supervisory Committee.

Audit Committee

The members of our Audit Committee do not receive compensation in addition to that received for their service as members of our board of directors.

Compensation plan for executive management

During this fiscal year, we are developing a special compensation plan for key managers by means of contributions to be made by the employees and by the Company.

Such Plan is directed to key managers selected by us and aims to retain them by increasing their total compensation package through an extraordinary reward, granted to those who have met certain conditions.

Participation and contributions under the Plan are voluntary. Once the invitation to participate has been accepted by the employee, he or she may make two kinds of contributions: monthly contributions (salary based) and extraordinary contribution (annual bonus based). The suggested contribution to be made by Participants is: up to 2.5% of their monthly salary and up to 7.5% of their annual bonus. Our contribution will be 200% of the employees’ monthly contributions and 300% of the extraordinary employees’ contributions.

The funds collected as a result of the Participants’ contributions are transferred to a special independent vehicle created in Argentina as an Investment Fund approved by Comisión Nacional de Valores. Such funds are freely redeemable upon request of the Participants.

The funds collected as a result of our contributions are transferred to another independent vehicle separate from the previous one. In the future, participants will have access to 100% of the benefits of the Plan (that is, including our contributions made on the participants’ behalf to the specially created vehicle) under the following circumstances:

• ordinary retirement in accordance with applicable labor regulations;
• total or permanent incapacity or disability; and
• death.

In case of resignation or termination without cause, the Participant may redeem amounts contributed by us only if he or she has participated in the Plan for at least 5 years subject to certain conditions.

IRSA Inversiones y Representaciones Sociedad Anónima
Annual Report
Long-term Incentive Program

The Company has developed a long term incentive and retention stock program for its management team and key employees under which contributions are made by both the program participants and the Company. At its sole discretion, the Company plans to repeat the plan for an additional fiscal year (2012-2013) under the same or other conditions, with the possibility of providing an extraordinary reward consisting of freely available shares payable on a single opportunity in September 2014.

The beneficiaries under the Plan are invited to participate by the Board of Directors and their decision to access the Plan is voluntary. Once an officer agrees to participate, he or she may make a single annual contribution (based on their annual bonus). The suggested contribution is up to 7.5% of their bonus, and in the first year the contribution made by the Company is ten times the amount of the employee’s contribution. The contributions and/or shares of the Company that are purchased with these funds will be transferred to special purpose vehicles.

The contributions for the next fiscal years will be defined after the closing of each fiscal year.

In the future, the Participants or their successors in interest will have access to 100% of the benefit (the Company’s contributions made in their name) in the following cases:

•	if an employee resigns or is dismissed for no cause, he or she will be entitled to the benefit only if 5 years have elapsed from the moment of each contribution
•	retirement
•	total or permanent disability
•	death

Code of Ethics

The Code of Ethics is effective as from July 31, 2005 with the aim of providing a wide range of guidelines as concerns accepted individual and corporate behavior. It is applicable to directors, managers and employees of the Company and its controlled companies. The Code of Ethics that governs our business, in compliance with the laws of the countries where we operate, may be found on our website www.irsa.com.ar.

A Committee of Ethics composed of three Board members is responsible for providing solutions to issues related to the Code of Ethics and is in charge of taking disciplinary measures in case of breach of the Code.

IRSA Inversiones y Representaciones Sociedad Anónima
Annual Report
18. MARKET INFORMATION

New York Stock Exchange

Our Global Depositary Shares (GDSs), representing 10 common shares each, are listed on the New York Stock Exchange under the trading symbol “IRS”. Our GDSs started to be listed on the New York Stock Exchange on December 20, 1994 and they were issued by the Bank of New York, Inc., acting as depositary. However, it should not be assumed that our GDSs will be listed at a multiple 10 times higher than the price per common share. The table below shows the high and low closing prices of our GDSs in the New York Stock Exchange for the indicated periods.

	US$ per GDS
	High	Low
Fiscal year
2012	13.75	6.48
2011	17.56	10.41
2010	13.23	1.87
2009	12.00	3.01

	High	Low
Quarter
2012
4th quarter	9.67	6.48
3rd quarter	11.24	10.01
2nd quarter	11.17	8.60
1st quarter	13.75	8.52
2011
4th quarter	13.78	12.46
3rd quarter	16.77	13.80
2nd quarter	17.56	13.92
1st quarter	14.79	10.41
2010
4th quarter	13.23	10.22
3rd quarter	10.83	9.05
2nd quarter	9.87	7.85
1st quarter	8.30	4.75
2009
4th quarter	5.00	3.54
3rd quarter	4.53	3.01
2nd quarter	7.11	3.08
1st quarter	12.00	7.27

	High	Low
Month (calendar year 2012)
June	7.70	6.48
May	8.07	6.86
April	9.67	7.80
March	11.24	10.10
February	11.24	10.10
January	10.64	10.01

Source: Bloomberg.

IRSA Inversiones y Representaciones Sociedad Anónima
Annual Report
Buenos Aires Stock Exchange

Our common shares are listed on the Buenos Aires Stock Exchange (“BASE”) under the trading symbol “IRSA”. Our common shares started to be traded on the BASE in 1948. The table below shows the high and low closing prices of our common shares in the BASE for the indicated periods:

	Pesos per share
	High	Low
Fiscal year
2012	5.83	3.87
2011	6.97	4.12
2010	5.23	1.87
2009	3.70	1.10

	High	Low
Quarter
2012
4th quarter	5.03	3.87
3rd quarter	5.5	4.6
2nd quarter	5.2	3.95
1st quarter	5.83	4.0
2011
4th quarter	5.90	5.29
3rd quarter	6.85	5.72
2nd quarter	6.97	5.52
1st quarter	5.80	4.12
2010
4th quarter	5.23	4.28
3rd quarter	4.24	3.40
2nd quarter	3.75	2.89
1st quarter	3.15	1.87
2009
4th quarter	1.95	1.40
3rd quarter	1.50	1.10
2nd quarter	2.25	1.15
1st quarter	3.70	2.26

	High	Low
Month (fiscal year 2012)
June	5.03	4.00
May	4.60	3.87
April	5.00	4.15
March	5.50	5.25
February	5.30	4.70
January	4.95	4.60

Source: Bloomberg.

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Annual Report

Dividends and Dividend Policy

Pursuant to Argentine law, the distribution and payment of dividends to shareholders is allowed only if they result from realized and net earnings of the company pursuant to annual financial statements approved by our shareholders. The approval, amount and payment of dividends are subject to the approval by our shareholders at our annual ordinary shareholders’ meeting. The approval of dividends requires the affirmative vote of a majority of the shares entitled to vote at the meeting.

In accordance with Argentine corporate laws and our by-laws, net and realized profits for each fiscal year are required to be allocated as follows:

•	5% of such net profits should be allocated to our legal reserve, until such reserve amounts to 20% of our capital stock;
•	a certain amount determined at a shareholders’ meeting is allocated to compensation of our directors and the members of our Supervisory Committee;
•	additional amounts may be allocated for the payment of optional reserve funds, to establish contingency reserves, to a new account or for whatever other purpose our shareholders may determine.

According to rules issued by Comisión Nacional de Valores, cash dividends must be paid to shareholders within 30 days of the resolution approving their distribution. In the case of stock dividends, the shares must be delivered to shareholders within three months of the annual ordinary shareholders’ meeting that approved them.

On February 2, 2007 we issued our 2017 fixed-rate notes for a total amount of US$ 150.0 million at an annual interest rate of 8.5% payable semi-annually and due on February 2, 2017. These notes limit our ability to pay dividends, which may not exceed the sum of:

•	50% of our cumulative consolidated net income; or
•	75% of our cumulative consolidated net income if the consolidated interest coverage ratio is at least 3.0 to 1; or
•	100% of our cumulative consolidated net income if the consolidated interest coverage ratio is at least 4.0 to 1.
•
100% of the aggregate net cash proceeds (with certain exceptions) and the fair market value of property other than cash received by the Company or by its restricted subsidiaries from (a) any contribution to the Company’s capital stock or the capital stock of its restricted subsidiaries or issuance and sale of the Company’s qualified capital stock or the qualified capital stock of its restricted subsidiaries subsequent to the issue of the Company’s notes due 2017, or (b) issuance and sale subsequent to the issuance of the Company’s notes due 2017 or its indebtedness or the indebtedness of its restricted subsidiaries that has been converted into or exchanged for qualified capital stock of the Company, (c) any kind of reduction in the Company’s indebtedness or the indebtedness of any of its restricted subsidiaries; or (d) any kind of reduction in investments in debt certificates (other than permitted investments) and in the return on assets; or (e) any distribution received from an unrestricted subsidiary.

Our dividend policy consists in the distribution of an amount not to exceed the higher of a) twenty percent (20%) of the Sales, leases and services of “Offices and other Non-Shopping Center Rental Properties” segment, defined in Segment information, as of June 30 of each year, or b) twenty percent (20%) of Net income defined in the Consolidated Statements of Income as of June 30 of each year. This policy requires that we must at all times comply with the covenants imposed by our financial obligations.

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Annual Report

The table below presents the dividend payment ratio to the total amount of paid dividends, each paid entirely in common shares, for the mentioned years. Figures in Pesos are stated in historical Pesos as of their respective payment date.

Year declared	Cash dividends	Cash dividends (1)	Stock dividends(1)	Total per share
	(in million Ps.)	(Ps.)	(Ps.)	(Ps.)

1997	15.0	0.110	-	0.110
1998	13.0	0.060	0.05	0.110
1999	18.0	0.076	0.04	0.116
2000		-	0.20	0.204
2001		-	-	-
2002		-	-	-
2003		-	-	-
2004		-	-	-
2005		-	-	-
2006		-	-	-
2007		-	-	-
2008		-	-	-
2009	31.7	0.055	-	0.055
2010	120.0	0.207	-	0.207
2011	311.6	0.539	-	0.539
2012	99.0	0.171	-	0.171

Notes:
(1)  Corresponds to payments per share.

The table below presents the dividend payment ratio to the total amount of dividends paid for by our subsidiary Alto Palermo, from which we collect dividends in our capacity as shareholders, each fully paid, for the years indicated in the table below.

Dividends paid by our subsidiary Alto Palermo

Year declared	Cash dividends(1)	Stock dividends(1)	Total per share
	(Ps.)	(Ps.)	(Ps.)

2004	17,895,663	-	0.0229
2005	29,000,000	-	0.0371
2006	47,000,000	-	0.0601
2007	55,721,393	-	0.0712
2008	60,237,864	-	0.0770
2009	56,000,000	-	0.0716
2010	113,000,000	-	0.0897
2011	247,879,100	-	0.1968
2012	177,000,000	-	0.1405

Notes:
(1) Corresponds to payments per share.

IRSA Inversiones y Representaciones Sociedad Anónima
Annual Report

19. PROSPECTS FOR THE NEXT FISCAL YEAR

In 2012, the Company achieved highly satisfactory results in all its segments and consolidated its lines of business even further. The combination of real estate assets in Argentina and offshore diversification through its investments in the United States place it in a favorable position to face next fiscal year 2013.

As concerns the Shopping Center segment, we expect to continue growing by rolling out new developments and redistributing leaseable areas in our current shopping centers. These improvements will allow us to take best advantage of their GLA potential and to furnish them with increased functionality and appeal for the benefit of consumers and retailers alike. In this respect, in the next fiscal year we expect to make further progress in the restyling works of Soleil Shopping Center and build 6 additional cinema screens, which will attract more public and sales, optimizing this shopping center’s performance.

We plan to make progress in the development of our “Arcos” project located in the district of Palermo, City of Buenos Aires. This project, started to be built in December 2011, will follow a urban model, offering a variety of premium brands in an open-air environment. We expect to open it in September 2013, adding approximately 13,000 square meters of GLA and 70 stores to APSA’s portfolio, and featuring its fourteenth shopping center. We hope that this new proposal, which also introduces a cultural space in the retail concept, will achieve the success of our latest developments.

On the other hand, we continue working on the first stage of development of a new shopping center in the City of Neuquén. We hope to have suitable business, financial and governmental conditions for speeding up progress in this development during the next fiscal year.

Regarding the Offices for Rental business, we will continue working towards consolidating the best premium portfolio in the City of Buenos Aires. Thus, we expect to continue our sales of non-strategic portfolio assets for attractive prices, and we are evaluating the development of a building in Catalinas on a plot of land that the Company acquired in December 2009. Moreover, we will strive to achieve maximum occupancy in our buildings and the best possible lease agreements, trying to attract new firms whishing to relocate in the spaces we offer.

We hope that in 2013 the Llao Llao hotel becomes again a premier tourist destination and recovers its usual income and occupancy levels. We trust that it will be so, as in January 2012 the City of Bariloche resumed airport activities and the winter season started with outstanding results.

Regarding the Development and sale of properties segment, we expect to continue selling non-strategic assets and small land reserves and make progress with the sales of the units received following barter agreements in the residential projects Caballito Nuevo, Torres Rosario and El Encuentro.

Finally, as concerns opportunities outside Argentina, we will continue our efforts towards optimizing the operation of the Lipstick Building and the building at 183 Madison Avenue. We expect these assets to continue improving their operating results during the next fiscal year. Also we aim to continue looking for selective investments that serve as hedge against future inflation and which involve high quality assets with attractive prices or capital structures with potential for improvement.

Given the quality of the real estate assets in our portfolio, the Company’s financial position and low indebtedness level, its experience in taking advantage of market opportunities and its credentials in the capital markets, we believe that we are on the right way to continue increasing our property holdings and consolidating the best real estate portfolio of Argentina.

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Annual Report
20. Corporate Governance Report

General Resolution CNV 606/2012 of the Argentine Securities Commission (CNV)

Following the guidelines set by Decree No. 677/01, which established the Regime of Transparency in Public Offerings, the Argentine Securities Commission (CNV) has issued General Resolution No. 606/2012 for enforcing good corporate governance practices and providing a legal framework rooted in its former General Resolution No. 516/07, which is amended and replaced by General Resolution No. 606/2012.

The purpose of General Resolution 606/2012 is to protect the interests of investors, creditors and the public in general and prevent the information available to investors from being inconsistent with the required transparency standards relating to internal and external corporate controls and in particular the disclosure of information that should be known by the market and its players.

In its capacity as control agency, the CNV believes, based on national and international evidence, that good corporate governance practices will mitigate the occurrence of conflicts of interest and will positively impact on the companies’ performance and their valuation in the market.

Moreover, the CNV understands that having in place a Corporate Governance Code provides an instrument for review by potential investors and reduces such entities’ financing costs. It is structured on the basis of principles and recommendations or minimum good practices, that provide general concepts which frame and incarnate every good corporate governance system, and the recommendations contained in Resolution 606/2012 offer an adequate framework for issuers to apply those principles within their companies, which should be enforced and updated on an annual and quarterly basis.

As concerns its initial effective date, its provisions should be observed on an annual basis by issuer companies with fiscal years starting as from January 1, 2012.

These companies are:

1) publicly traded companies;

2) companies that apply for authorization to offer their securities to the public.

a) On an annual basis, the companies shall:

Forward, in addition to the documents required under the applicable laws, together with the Annual Report on the company’s performance for the fiscal year, and in compliance with the requirements set forth in Section 66 of Law No. 19,550, a separate exhibit containing a report on the degree of compliance with the Corporate Governance Code.

In such filing, the Board of Directors shall:

(i) report whether it observes all the principles and recommendations included in the Corporate Governance Code, and how it does so; or

(ii) explain the reasons why it observes only in part or fails to observe such principles and recommendations and report whether in the future the Issuer plans to include those aspects which are not currently adopted.

b) Every three months:

In addition to the requirements set forth in the applicable laws, Issuers shall submit their interim financial statements prepared in accordance with sections 62 to 65 of Law No. 19,550 and, as concerns their preparation, in compliance with the provisions contained in Exhibit I to Decree 606/12. If a company prepares its financial statements applying International Financial Reporting Standards, it may present its interim financial statements in condensed form, as set forth in International Accounting Standard No. 34.

In addition, it provides that the Supervisory and/or Surveillance Committee shall have responsibility for verifying the truthfulness of the information supplied as concerns the degree of compliance with the Corporate Governance Code, and it establishes that its assessment must be reflected in its fiscal year-end report.

At present, the Company is actively working on adapting its internal regulations to the contents included in CNV’s Resolution 606/2012.

This notwithstanding, already on September 8, 2010, our Board of Directors approved the report prescribed by the Code, which constitutes an integral part of these financial statements and whose material contents are transcribed below:

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Annual Report

SCOPE OF APPLICATION

1.) Relationship between the Issuer and the Conglomerate. The Board must thoroughly report any policies applicable to the relationship between the issuer and the conglomerate as such and its integral parts, if any.
In particular, the Board must report the transactions with affiliates and related companies and, in general, those that might be relevant to determine the degree of effectiveness and compliance with the loyalty, diligence and independence duties. Furthermore, the Board must report the transactions conducted with shareholders and management.

In connection with related companies, it is Company policy to enter into transactions in arm’s length conditions.

The transactions with related parties are, as prescribed by the law, subject to the Audit Committee’s opinion. The Audit Committee analyzes the reasonableness of transactions in the terms of Executive Decree No. 677/01 and issues reports in this respect.
In the event of the Company conducting transactions with its shareholders or management, it shall abide by and apply the provisions under Law No. 19,550, section 271.

2) Inclusion of Corporate Governance matters in the Company’s By-laws. The Board must assess whether its Corporate Governance Code provisions are to be reflected, in whole or in part, in the Company’s by-laws, including the Board’s specific and general duties.
The Board must make sure that the Company’s By-laws should lay down rules to compel directors to disclose any personal interests related to the decisions submitted to Board consideration in order to avoid conflicts of interest.

The Board of Directors considers that some of the provisions referred to in the Corporate Governance Code (hereinafter, the “Code”) are already included in the Company’s by-laws and in other cases they are already within the scope of Argentina’s currently applicable corporate law legislation.
However, the Board understands that other Code provisions should not be included in the current wording of the By-laws because if they were changed and/or fine-tuned in the future, the need would arise for amending the By-laws accordingly and this would be burdensome and costly. It is thus the Board’s understanding that the configuration of the new Code as a body separate from the By-laws would help to its enforcement and contribute to a more agile review and adaptation of provisions, as necessary, based on whether the law mandates such inclusion or whether conduct of business calls for it.

As regards the Directors’ duty to avoid conflicts of interest, the Board has considered that its actions are aligned to the Argentine Companies Law, Sections 272 and 273, and specifically to the provisions concerning this matter and that the Company’s Code of Ethics (hereinafter “Ethics”) deals specifically with this matter. Additionally, the Company’s transactions are underpinned by counterparty analyses, including suppliers, in order to identify potential related parties and thus prevent conflicting interests.

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ABOUT THE BOARD IN GENERAL
3) The Board is responsible for the Company’s Strategy. The Board of Directors is in charge of managing the Company and approving the general policies and strategies appropriate to the different phases in the Company’s life cycles and in particular:
a) The strategic and/or business plan, as well as management objectives and annual budgets;
b) Investment and funding policies;
c) Corporate Governance policies;
d) Enterprise Social Responsibility policies;
e) Risk control and management policies as well as any other policy aimed at a regular follow-up on the Company’s internal reporting and control systems; and
f) The implementation of continuous education programs targeted at directors and management executives.

Being an essential part, and the raison d'être, of its management actions, the strategic and business plan for the Company is laid down by the Board. The Board also lays down and sets, together with the appropriate departments, management objectives and the annual budget.

In harmony with the preceding sub-paragraph, the Board considers, on an annual basis, the Company’s planned investments and the appropriate financing requirements.

The Company has in place Corporate Governance policies (in accordance with the Argentine Executive Decree No. 677/01 and/or the Sarbanes-Oxley Act) and the Board has approved the report on the Corporate Governance Code.

The Company has in place policies in this respect, such as those implemented through donation to non-profits as would be the case of the donations channeled through the IRSA foundation. The Company also has in place policies to recycle paper and other reusable materials such as plastics and disposable packaging.

The Company enforces the US Sarbanes-Oxley Act as concerns business controls, corporate level controls and general controls through information technology. In this respect, the Board is permanently updated of the company’s management control policies. The same holds true in connection with internal reporting and control systems, which are deployed by the IT, Organization and Methods and Internal Audit departments, responsible in turn for keeping the Board abreast of new developments.

There are continuous education programs for management executives, as discussed in further detail in paragraph 11).-

4) Management Control. The Board is duty-bound to verify that the above-mentioned strategies and policies are implemented, that the budget and the operations plan are met and to control management performance, i.e., to make sure that management meets the objectives laid down, including expected profits, in furtherance of the Company’s corporate interest.

The Company has in place a management control system pursuant to which each department is responsible for administering its budget and for seeing to it that it is duly executed; mandatory signature authority levels are assigned based on transaction amounts, etc. This control system is permanently monitored by the Internal Audit Department.

On a quarterly basis, the Board assesses the degree of compliance with the annual budget, analyzes the potential causes of any deviations from budget and recommends to management any necessary corrective measures in furtherance of the Company’s corporate interest in order to align them with each matter’s best practices.

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5) Reporting and Internal Control. Risk Management. The Board must report on whether it relies on risk control and management policies, stating also whether these are permanently updated in line with the applicable best practices and also on whether it relies on other policies which, in the same nature, are aimed at a periodical follow-up on the Company’s internal information and control systems.

The Company enforces these policies.
In this respect, there are internal committees, such as IT Security and Risks, that are permanently updating their activities in line with the best practices criteria.

6) Audit Committee. The Board of Directors must state whether the Audit Committee members are nominated by any of its members or only by its Chairman.

The Company has had an Audit Committee in place which has had an active role since the year that audit committees became a legal requirement. At present, the Company’s Audit Committee is made up by three independent members as prescribed by the applicable legal provisions.
The members of the Audit Committee are nominated by the Board in its entirety, in line with the provisions under Executive Decree No. 677/01 and they are chosen by a unanimous vote.

7) Number of Board Members. The Board of Directors is made up by the directors appointed by the Shareholders’ Meeting, or, if applicable, by the Supervisory Committee, in accordance with the requirements laid down in the Company’s By-laws.
The Board of Directors must determine, on a case-by-case basis, in harmony with the size of the issuer and abiding by the decision-making procedure, if its numerical composition is adequate so that, should the need arise, a well-grounded proposal should be submitted to the Shareholders’ Meeting to request a change in the Board’s numerical composition.
The numerical composition of the Board must include a sufficient number of independent directors. The Board must create a sufficient number of committees to carry out its mission effectively and efficiently.

As provided by the Argentine Companies Law, the Board of Directors is appointed by the Shareholders’ Meeting.
As a matter of principle, the Board is made up by reliable prominent individuals of integrity, reputation and demonstrated ethics. Besides, they must be free from conflicts of interest and have enough time available to discharge their functions, which must be performed in full observance of the Company’s values; they should have demonstrated skills in the matters concerning their missions, master the best practices in corporate governance, be seasoned in legal entities management and possess a full understanding of the role to be played by a publicly traded company.
It is the Board’s understanding that in the light of the current circumstances and the size of the issuer, the number of directors laid down in the Company’s by-laws is fit and sufficient for the Company to conduct business guided by its management objectives for the fiscal year.
Besides, the Company has established several committees to focus closely on various aspects which require specific attention in light of corporate management.

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8) Board Membership. The Board of Directors must determine whether the enforcement of a policy geared towards the involvement of former executives in management is in the Company’s best interest and make any relevant recommendations.

The Board understands that for the time being there is no need to establish an express policy to permit former executives to participate in management. However, it does not rule it out either in so far as these executives’ knowledge of the Company and their experience add a plus to their qualifications as directors, which are estimated to contribute to more efficient management.

9) Multiple Directorships. The Board must examine the advisability of directors and/or statutory auditors serving as such on a limited number of entities or the relevance of this aspect and make any recommendations it may see fit.

The Board finds it advisable for its members and statutory auditors to serve on the board of other companies making up the same conglomerate/group of companies as it helps to add synergies, reduce operating costs and ensure harmonious operation in the various companies, on top of the advantages this lends to management activities themselves.

10) Board Performance Assessment. The Board of Directors must, before holding the Ordinary Shareholders’ Meeting called to consider and adopt resolutions concerning the matters detailed in the Argentine Companies Law section 234, sub-sections 1 and 2, evaluate its own performance. To that end, the Board must prepare, in writing, a guide for assessing and laying down the criteria necessary to measure its performance.

As mandated by the Argentine Companies Law, the Board submits its own actions to the consideration by the Shareholders’ Meeting. The Company drafts an annual report that is made available to the shareholders, corporate governance bodies and regulators, in advance as prescribed by the applicable statutory terms and along the lines established by current rules and regulations, prior to the date set for the shareholders’ meeting.
The Board of Directors considers that such time is sufficient for those concerned to duly weigh the information.

11) Director Training and Development. The Board must establish a continuous education program for its members and management executives in order to maintain and refresh their knowledge and skills and to boost Board efficacy overall.

The Company encourages its Board and senior management to take part in training and professional update activities. In the Board’s opinion, it is vital to improved business management that the Company’s officers should be permanently trained and take part in local and international congresses and events in their respective fields of expertise.

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Annual Report

DIRECTOR INDEPENDENCE CRITERIA
12) Independent Directors. The Board of Directors must determine if the party that nominates a director is duty-bound to outwardly express, for public disclosure, sufficient evidence in support of his/her independence and make any relevant recommendations.

When it comes to director independence criteria, independent director nominations are accompanied by the reasons and sufficient expression of their condition as independent, as it arises from the minutes, which are widely disclosed through publication in the Argentine Securities Commission (CNV) Financial Information Highway and in the Securities and Exchange Commission (SEC).

13) Appointment of Management Executives. The Board of Directors must determine, in connection with the selection, nomination and/or appointment of management executives if it is advisable to outwardly express the reasons underpinning the nomination and to disclose them to the public at large.

It is the Board’s opinion that there is no need, for the time being, to publicly disclose the reasons why management executives are appointed. This notwithstanding, and on account of the company being listed not only on the local securities exchange but also on other international securities markets, as has already been indicated, this recommendation is deemed to have been fully heeded.

14) Proportion of Independent Directors. The Board of Directors must outwardly express –and, if applicable, provide a description- whether it has in place a policy to maintain a proportion of independent directors on the total number of directors. There is also the duty to publicly disclose the proportion of executive directors, of non executive directors and of independent directors and to state the status of each Board member in this respect.

The proportion of independent directors in the Company’s board of directors is adequate as per the Argentine Securities Commission and the SEC requirements.

When it comes to the classification of directors as executive and non-executive, the Board understands that there is no need to implement those statuses for the time being.
The above notwithstanding, investors may rely on the so-called “20F” form, which contains an in-depth, personalized description by function of each one of the directors as well as the roster of the Executive Committee’s members.

15) Independent Directors’ Meetings. The Board must determine the suitability of holding Independent Directors-only meetings. When the Chairman of the Board is not an independent director, the independent directors must appoint a lead independent director to coordinate its committees operations, prepare Board meeting agendas and hold specific independent directors’ meetings.

At the date of this report, the Chairman of the Board is a non-Independent Director and the Board’s independent directors share in the mission to safeguard observance of the Company’s agenda together with the Board’s chair and the remaining Board members.
Given that the Audit Committee is entirely made up by independent directors and that it sessions at regular intervals, we consider that any minimum requirements in this respect have been met.

IRSA Inversiones y Representaciones Sociedad Anónima
Annual Report

RELATIONS WITH SHAREHOLDERS

16) Information to Shareholders. The Board must report whether it encourages periodical informational meetings with shareholders other than shareholders’ meetings.

The Board of Directors maintains its shareholders informed through various means, mostly, electronic. Thus, for instance, meeting attendance by remote communication equipment allows the Company to provide details and/or further explanation to foreign shareholders at the time of releasing its quarterly and annual financials.
The Company also has a web-site where it posts updated information. Ever since 2003 the Company has been publishing in its web-site annual reports on financial statements and special quarterly earnings reports with a focus on those matters that can be of special interest to shareholders and investors.
In addition, the Company arranges presentations to the market and road shows concerning debt instrument issuances to respond to shareholders and investors’ enquiries.

17) Response to shareholders’ concerns and enquiries. The Board of Directors must specify whether the Company relies on a specific office for dealing with shareholders’ concerns and enquiries, except for those that may affect the Company’s future strategy or plans.
If any such arrangements were in place, the Board is to report on its duty to produce periodical reports on the matters consulted to be subsequently disclosed to shareholders, corporate governance bodies and regulators.

The Company has appointed an officer in charge of shareholders’ concerns and enquiries. The job title is Investors Relations Officer and has been appointed from amongst the staff of the Corporate Finance Department.
The Board analyzes the advisability and suitability of preparing general periodical reports to post in its website which could be of general interest to its shareholders in view of the concerns and enquiries voiced by investors, and always exercising care so that the Company’s strategic position is not adversely affected.

18) Minority Shareholder Presence at Shareholders’ Meetings. The Board of Directors is to render a well-grounded opinion as to the advisability of taking particular action to foster minority shareholder attendance at shareholders’ meetings.

The Company complies in full with the Argentine Companies Law and with the regulations laid down by local regulators (CNV) and the US regulators (SEC): such rules and regulations provide for multiple mechanisms for minority shareholder attendance at shareholders’ meetings. Their attendance at shareholders’ meetings is strictly accounted for and they exercise their rights to vote and to voice their opinions.
Additionally, as soon as the shareholders’ meetings are called, the Company performs a survey and a control of its minority and institutional shareholders, through Caja de Valores S.A. (shares) and Bank of New York Mellon (ADRs), proactively encouraging them to timely obtain any certification they may need to attend general and/or special shareholders’ meetings in due time.

19) The market for Tender Offers. The Board of Directors must analyze, based on the interests of minority shareholders, the advisability of resorting to the market for tender offers. If so, it must recommend specific measures to be adopted by the Company to foster the formation of such mechanism.
In particular, the Board is to primarily furnish grounds for its decision to adhere or not to the mandatory public tender offer regime (tag-along provisions).

Even though the Company resorted to tender offers in the past, in instances known by the controlling authorities, in the light of the conditions prevailing in the market and to safeguard the interests of shareholders, the Board of Directors does not think it advisable that tag-along provisions and/or a market for tender offers should be in place.
Pursuant to a resolution adopted by the Company’s shareholders’ meeting, the Company does not adhere to the mandatory public tender offer regime. The Board does not deem it necessary to recommend changes in this respect for the time being.

20) Dividend Policy. The Board of Directors must assess, in accordance with the Company’s particular conditions, the suitability of establishing policies for payment of cash dividends and must explain the conclusions reached and the reasons for such conclusions. If applicable, it must describe the mechanism applied to propose to the Shareholders’ Meeting whether or not to pay dividends.

The Company is subject to certain restrictions on the payment of dividends derived from certain financial covenants, as it is known by the market. Our dividend policy consists in distributing ratably among the shareholders the higher of: a) 20% of sales, rental payments and services from the “Offices and other non-shopping center rental properties” segment as reflected in the Segment Information of the Statement of Income (Note 3 to the Consolidated Financial Statements) as of June 30 of each year; or b) 20% of the net income as reflected in the Consolidated Income Statement as of June 30 of each year. This policy reflects the Company’s compliance with its financial obligations as in effect from time to time.

IRSA Inversiones y Representaciones Sociedad Anónima
Annual Report

COMMUNITY RELATIONS

21) Internet Communications. The Board of Directors must report whether the Company has its own, freely accessible web-site, where it posts information that is updated, easy to understand, sufficient and differentiated by target audience and whereby the Company provides information and responds to user concerns.

The Company has its own web-site http://www.irsa.com.ar/ to receive users’ inquiries, complaints and reports.

22) Web-site requirements. Should the Company rely on a web-site, the Company must guarantee that the information transmitted through electronic media should meet the highest confidentiality and integrity standards whilst simultaneously preserving information and maintaining any requisite logs.

The Company guarantees that the information posted in the web-site meets the standards that are customary in these types of web-sites.

COMMITTEES

23) Committee to be chaired by an Independent Director. The Board of Directors must render an opinion as to the advisability of the Audit Committee being at all times chaired by an independent member.

The Board of Directors has decided as from the creation of its Audit Committee that it must be chaired by an independent director.

24) Rotation of Statutory Auditors and External Auditors. The Board of Directors must analyze the advisability of the Company having in place specific policies concerning rotation in Supervisory Committee membership and/or rotation of External Auditors; and in connection with the latter, whether the rotation includes the external audit firm or only the individuals.
The Audit Committee must assess on an annual basis the skills, independence and performance of the external auditor and of the members of the audit committee.

The Company complies with the rotation requirement mentioned above, which, according to the rules and regulations of the CNV and the standards laid down by the Professional Council in Economic Sciences of the City of Buenos Aires, is mandatory. The Audit Committee assesses on annual basis the performance of the External Auditor and of the members of the audit team as per applicable rules and regulations and issues the respective reports to be submitted to the consideration of the Shareholders’ Meetings.

25) Dual capacity as Statutory Auditor and as External Auditor. The Board of Directors must consider if it is advisable that the members of the Supervisory Committee should also discharge functions as external auditors and/or belong to the firm that renders external audit services to the Company.

The Board of Directors considers that such dual capacity is admissible. And that is also the position adopted by the Shareholders’ Meeting that is required to consider, on an annual basis, such circumstance upon considering performance for the year and appointments.

IRSA Inversiones y Representaciones Sociedad Anónima
Annual Report

26) Compensation Systems. The Board of Directors is to render an express pronouncement on whether it is adequate or not to rely on a Remuneration Committee made up by non-executive directors and entrusted with the mission to establish clear director remuneration policies with special focus on respect for by-laws and/or contractual limitations based on the availability or not of profits.
If created, the Remuneration Committee is responsible for laying down Company policy concerning remuneration and benefits and it is therefore equally responsible for:
a) Reviewing and assessing its internal regulations on an annual basis and submitting any changes to consideration by the Board for its approval.
b) Reporting every year to the Board of Directors the valuation guidelines followed to determine the level of remuneration of the Company’s directors, senior management, advisors and consultants compared to companies sampled as comparable and recommending the amount of the remuneration to be paid to the Company’s directors, senior management, advisors and consultants;
c) Reviewing the competitive position of the Company’s policies and practices in connection with remunerations and benefits and approve any requisite changes;
d) Managing the stock option system;
e) Having a minimum numerical composition of three members;
f) Having a majority of independent directors;
g) Regularly reporting to the Board of Directors on the actions taken and the issues discussed in their meetings;
h) Meeting at least twice a year;
i) Requesting external advice if necessary;
j) Reporting the guidelines for determining the retirement plans of directors and of senior management.
The Chairman of the Remuneration Committee must be available to attend the Shareholders’ Meeting convened to approve Board remuneration in order to explain the Company’s policies.
Each member of the Remuneration Committee must evidence sufficient skills and experience in human resources, compensation policies and risk management.

The Board of Directors deems it adequate not to create a Remuneration Committee for the time being since, given its inherent nature, it establishes the remuneration of its officers in full compliance with the Argentine Companies Law.
In order to foster the continued development of its human capital and to fill vacant job positions with the persons fittest for the position from within the Company’s own ranks or from outside the Company, the Human Resources department has as a priority to train, to foster career advancement and to determine a competitive compensation package in harmony with the market conditions which are periodically monitored.

27) Nominations and Corporate Governance Committee. The Nominations and Corporate Governance Committee must lay down the standards and procedures inherent in the selection of directors and key executives and must determine the Company’s Corporate Governance policies and oversee their enforcement.
To that end it must:
a) Review and assess every year its internal regulations and propose to the Board any changes necessary for the Board’s approval;
b) Lay down the criteria that will guide the selection of new directors, the CEO and key executives;
c) Design the succession plans for the CEO and for key executives;
d) Identify and recommend the candidates for Board membership to be proposed by the Committee to the Shareholders’ Meeting;
e) Recommend the directors proposed for membership in the various Board committees;
f) Lay down the policies and procedures to assess the performance of the CEO and of the key executives;
g) Recommend and draft the standards and procedures that will guide the Company’s Corporate Governance practices and supervise their enforcement considering that all the aspects herein included must be contemplated;
h) Recommend alternatives for improving the performance of the Board of Directors and its Committees; and
i) Suggest mechanisms for improving relations and communications between the Company and its shareholders.

The Shareholders’ Meeting is responsible for choosing the regular and alternate directors according to current rules and regulations.
In turn, the Board is responsible for performing the functions that are conferred to it pursuant to the rules and regulations in force as detailed in the heading.
As of the date hereof, the Company does not have in place a Nominations and Corporate Governance Committee.

28) Policy of Non-discrimination in Board membership. The Nominations and Corporate Governance Committee is to take all measures necessary so that the appointment of members to the Board should not be impeded on account on any form of discrimination.

The Company abides fully by Argentine rules and regulations that repudiate all types of discrimination.

IRSA Inversiones y Representaciones
Sociedad Anónima and subsidiaries

Free translation of the Consolidated Financial Statements
As of and for the fiscal years
ended June 30, 2012 and 2011

Company:	IRSA Inversiones y Representaciones Sociedad Anónima

Corporate domicile:                                                   Bolívar 108 1º Floor – Autonomous City of Buenos Aires

Principal activity:                                                       Real estate investment and development

Financial Statements as of June 30, 2012
  Presented in comparative form with the previous fiscal year.
 Stated In thousands of pesos
Fiscal year No. 69 beginning July 1st, 2011

DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE

Of the By-laws:                                                       June 23, 1943

Of last amendment:                                                February 12, 2008

Registration number with the
Superintendence of Corporations:                      213,036

Duration of the Company:                                    April 5, 2043

Controlling Company:                                           Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (Cresud S.A.C.I.F. y A.)

Corporate Domicile:                                                Moreno 877, 23rd floor, Autonomous City of Buenos Aires

Principal Activity:                                                   Agricultural, livestock and real estate investment

Shareholding:                                                          64.20% (See Note 18.5. to the Basic Financial Statements)

Information related to subsidiaries is shown in Note 1.a.

CAPITAL COMPOSITION (Note 14 a. to the Basic Financial Statements)
Type of share	Authorized for Public Offer of Shares (*)	In thousands of pesos
		Subscribed and Paid in
Common share, 1 vote each	578,676,460	578,676

(*) Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition

Consolidated Balance Sheets as of June 30, 2012 and 2011
In thousands of pesos (Notes 1 and 2)
Free translation from the original prepared in Spanish for publication in Argentina

	June 30, 2012	June 30, 2011		June 30, 2012	June 30, 2011

ASSETS			LIABILITIES
CURRENT ASSETS			CURRENT LIABILITIES
Cash and banks (Note 4)	257,451	168,170	Trade accounts payable (Note 11)	146,888	153,149
Investments (Note 5)	123,189	210,183	Customer advances (Note 12)	225,732	232,863
Accounts receivable, net (Note 6)	301,388	248,998	Short-term debt (Note 13)	575,687	683,813
Other receivables (Note 7)	148,843	155,169	Salaries and social security payable (Note 14)	40,686	35,792
Inventories (Note 8)	132,179	262,660	Taxes payable (Note 15)	161,132	119,053
Total Current Assets	963,050	1,045,180	Other liabilities (Note 16)	127,896	79,068
			Subtotal Current Liabilities	1,278,021	1,303,738
			Provisions (Note 17)	2,446	2,019
			Total Current Liabilities	1,280,467	1,305,757

			NON-CURRENT LIABILITIES
			Trade accounts payable (Note 11)	4	47
NON-CURRENT ASSETS			Customer advances (Note 12)	111,032	94,244
Accounts receivable, net (Note 6)	36,661	14,300	Long-term debt (Note 13)	2,065,826	1,756,919
Other receivables (Note 7)	171,057	149,626	Taxes payable (Note 15)	407,619	497,009
Inventories (Note 8)	97,221	89,441	Other liabilities (Note 16)	19,586	18,129
Investments (Note 5)	2,318,203	1,946,145	Subtotal Non-Current Liabilities	2,604,067	2,366,348
Fixed assets, net (Note 9)	3,319,660	3,405,851	Provisions (Note 17)	17,823	12,881
Intangible assets, net	58,180	42,362	Total Non-Current Liabilities	2,621,890	2,379,229
Subtotal Non-Current Assets	6,000,982	5,647,725	Total Liabilities	3,902,357	3,684,986
Negative goodwill, net (Note 10)	(363,467)	(389,300)	Minority interest	362,929	304,932
Total Non-Current Assets	5,637,515	5,258,425	SHAREHOLDERS´ EQUITY	2,335,279	2,313,687
Total Assets	6,600,565	6,303,605	Total Liabilities and Shareholders´ Equity	6,600,565	6,303,605
The accompanying notes are an integral part of these Consolidated Financial Statements.

Eduardo S. Elsztain
President

Consolidated Statements of Income
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos, except “earnings per share” (Notes 1 and 2)
Free translation from the original prepared in Spanish for publication in Argentina

	June 30, 2012	June 30, 2011
Revenues	1,567,251	1,441,930
Costs	(550,331)	(600,755)
Gross profit	1,016,920	841,175
Administrative expenses	(217,406)	(200,359)
Selling expenses	(108,514)	(106,704)
Subtotal	(325,920)	(307,063)
Gain from recognition of inventories at net realizable value	42,817	45,442
Net gain from retained interest in securitized receivables	-	4,707
Gain from operations and holdings of real estate assets, net	573	1,140
Operating income	734,390	585,401
Amortization of negative goodwill, net	18,145	17,427
Financial and holding results generated by assets:
Interest income	25,876	20,000
Foreign exchange gain	47,456	23,340
Other holding results	(8,590)	(2,898)
Subtotal	64,742	40,442
Financial and holding results generated by liabilities:
Interest expense	(279,086)	(230,811)
Foreign exchange loss	(213,673)	(82,855)
Other financial expenses	(14,974)	(9,022)
Subtotal	(507,733)	(322,688)
Financial results, net (Note 18 a.)	(442,991)	(282,246)
Gain on equity investees	116,766	138,420
Other expenses, net (Note 18 b.)	(29,827)	(14,609)
Income before taxes and minority interest	396,483	444,393
Income tax and Minimum Presumed Income Tax (MPIT)	(102,683)	(91,203)
Minority interest	(13,719)	(58,405)
Net income for the year	280,081	294,785
Earnings per share (Note 13 to the Basic Financial Statements)
Basic net income per share	0.484	0.509
Diluted net income per share	0.484	0.509

The accompanying notes are an integral part of these Consolidated Financial Statements.

Eduardo S. Elsztain
President

  Consolidated Statements of Cash Flows
 For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos (Notes 1 and 2)
Free translation from the original prepared in Spanish for publication in Argentina

	June 30, 2012	June 30, 2011
CHANGES IN CASH AND CASH EQUIVALENTS
• Cash and cash equivalents as of the beginning of the year	312,274	151,354
• Cash and cash equivalents as of the end of the year	283,140	312,274
• Net (Decrease) Increase in cash and cash equivalents	(29,134)	160,920
CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES
• Net income for the year	280,081	294,785
- Adjustments to reconcile net income to cash flows from operating activities:
• Income tax and MPIT	102,683	91,203
• Gain on equity investees	(116,766)	(138,420)
• Amortization of negative goodwill, net	(18,145)	(17,427)
• Minority interest	13,719	58,405
• Gain from recognition of inventories at net realizable value	(42,817)	(45,442)
• Allowances and provisions	61,144	49,644
• Depreciation and amortization	177,454	171,553
• Accrued interest	196,933	194,063
• Financial results, net	266,532	79,688
• Gain from operations and holdings of real estate assets, net	(573)	(1,140)
• Long-term incentive program reserve (Note 23 to the Basic Financial Statements )	2,689	-
• Gain for fixed assets retired	1,498	15,117
• Net loss from the derecognition of intangible assets	(536)	-
• Additions of intangible assets	(912)	(3,051)
• Net income from sales of real estate property	(4,624)	-
• Net income from sales of goodwill	(2,951)	-
Changes in certain assets and liabilities net of non-cash transactions and effects of acquisitions:
• Increase in accounts receivable, net	(70,324)	(112,828)
• Increase in other receivables	(8,756)	(24,208)
• Decrease in inventories	185,686	57,094
• Increase (Decrease) in trade accounts payable	12,851	(7,115)
• Decrease in customer advances, taxes payable, salaries and social security payable	(161,104)	(76,601)
• Increase (Decrease) in other liabilities	4,838	(13,488)
Net cash provided by operating activities	878,600	571,832
CASH FLOWS FROM INVESTING ACTIVITIES:
• Advance payments for the acquisition of shares	-	(1,798)
• (Increase) Decrease in other investments	(74,814)	58,772
• Irrevocable contributions in subsidiary companies	(2,904)	-
• Share-holding increase in equity investees	(161,311)	(320,879)
• Decrease in minority interest	(2,516)	-
• Acquisition of undeveloped parcels of land	(40,805)	(261)
• Acquisitions and improvements of fixed assets	(92,893)	(87,694)
• Outflows for the acquisition / sale of subsidiaries, net	(7,384)	(428,315)
• Collection of dividends	12,321	11,119
• Contributions to the risk fund of the reciprocal guarantee company	(10,000)	-
• Collection of loans granted, net	-	(1,217)
• Collection of equity investees loans granted	119,851	51,292
• Loans granted to related parties, net	(141,869)	(27,061)
Net cash used in investing activities	(402,324)	(746,042)
CASH FLOWS FROM FINANCING ACTIVITIES:
• Proceeds in short-term and long- term debt	123,218	225,760
• Payments in short-term and long-term debt, and mortgages payables	(401,222)	(92,451)
• Loans from related parties, net	(6,935)	-
• Capital contribution from minority shareholders	56,424	808
• Repurchase of debt	-	(155,624)
• Interest paid	(248,277)	(142,000)
• Dividends paid	(267,515)	(247,934)
• Proceeds from issuance of Non-Convertible Notes, net of expenses	295,030	757,444
• Payments for the acquisition of shares in related companies	(23,304)	(10,873)
• Reimbursement of dividends	6,937	-
• Payment of non convertible notes	(39,766)	-
Net cash (used in) generated by financing activities:	(505,410)	335,130
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(29,134)	160,920

The accompanying notes are an integral part of these Consolidated Financial Statements.

Eduardo S. Elsztain
President

Consolidated Statements of Cash Flows (Continued)
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos (Notes 1 and 2)
Free translation from the original prepared in Spanish for publication in Argentina

	June 30, 2012	June 30, 2011
Supplemental cash flow information
Income tax paid	128,387	72,844

Non-cash activities:
• Increase in non-current investments through an increase in other liabilities	-	16,004
• Increase in non-current investments through a decrease in other receivables	-	70,620
• Increase in minority interest through a decrease in other liabilities	-	20,557
• Increase in other liabilities through a decrease in shareholders´ equity	40,846	-
• Decrease in inventories through a decrease in customer advances	-	1,920
• Decrease in inventories through a decrease in trade accounts payable	17,416	-
• Transfer of fixed assets to inventories	29,581	2,947
• Decrease in inventories through a decrease in non-current investments	-	14,451
• Increase in fixed assets through an increase in short-term and long-term debt	1,421	47,471
• Cumulative translation adjustment of investments	45,851	16,655
• Increase in short-term and other receivables through an increase in taxes payable	3,340	-
• Decrease in long-term debt through an increase in shareholders´ equity	38	61,240
• Decrease in inventories through an increase in fixed assets, net	-	9,264
• Decrease in intangible assets through a decrease in trade accounts payable	1,153	-
• Decrease in non-current investments through an increase in other receivables	819	-
• Decrease in fixed assets, net through an increase in intangible assets	985	-
• Increase in capital through a capitalization (decrease) in other liabilities	1,000	-
• Increase in inventories through an increase in customer advances	2,602	-
• Increase in intangible assets through a decrease in other receivables	3,222	-
• Decrease in other liabilities through a decrease in non-current investments	45,665	-
• Decrease in other receivables through a decrease in shareholders´ equity	22,550	-
• Decrease in undeveloped parcels of land through an increase in inventories	-	67,180
• Decrease in fixed assets through an increase in trade accounts payable	-	1,375
• Decrease in accounts receivable, net	646	-
• Decrease in other receivables	8,025	-
• Decrease in non-current investments	16,004	-
• Decrease in trade accounts payable	7,345	-
• Decrease in other liabilities	17,330	-

Composition of cash and cash equivalents at the period end
Cash and Banks	257,451	168,170
Current investments	123,189	210,183
Subtotal cash and banks and current investments	380,640	378,353
Less: (items not considered cash and cash equivalents)
• Mutual funds	76,546	60,063
• Stock shares	11,668	2,912
• Mortgage bonds issued by Banco Hipotecario S.A.	496	477
• Interest receivable Non-Convertible Notes Cresud S.A.C.I.F. y A.	8,781	2,615
• Other investments	9	12
Cash and cash equivalents	283,140	312,274

Eduardo S. Elsztain
President

Consolidated Statements of Cash Flows (Continued)
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos (Notes 1 and 2)
Free translation from the original prepared in Spanish for publication in Argentina

	June 30, 2012	June 30, 2011
Sale/Acquisition of subsidiaries
- Accounts receivable, net	(1,307)	254,345
- Other receivables	(2,262)	59,359
- Inventories	-	(3,021)
- Investments	-	76,797
- Fixed assets, net	(18,889)	(780,577)
- Intangible assets, net	(16,302)	-
- Trade accounts payable	1,576	(164,486)
- Customer advances	752	-
- Short-term and long term debt	-	(88,215)
- Salaries and social security payable	56	(10,703)
- Taxes payable	6,964	238,865
- Other liabilities	280	10,867
- Provisions	-	214
Net value of assets deconsolidated/acquired/sold not considered cash and cash equivalents.	(29,132)	(406,555)
- Sale of investments	-	(15,327)
- Remaining investment	-	(28,967)
- Minority interest	(1,434)	(378,790)
- Negative goodwill, net	(5,728)	337,378
Net value of assets deconsolidated/acquired/sold	(36,294)	(492,261)
- Seller financing	27,372	33,403
- Cash in advance	1,538	30,543
Collection/Payment of cash from sale/acquisition of subsidiaries	(7,384)	(428,315)

Eduardo S. Elsztain
President

Notes to Consolidated Financial Statements
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	BASIS OF CONSOLIDATION – CORPORATE CONTROL

a.	Basis of consolidation

Financial Statements have been prepared in thousands of pesos.

IRSA Inversiones y Representaciones Sociedad Anónima, here in after the "Company" or "IRSA", indistinctly, has consolidated its balance sheets at June 30, 2012 and 2011, and the statements of income and cash flows for the fiscal years ended June 30, 2012 and 2011 line by line with the financial statements of its subsidiaries, following the procedure established in Technical Resolution No. 21 of the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“F.A.C.P.C.E.”) and approved by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (”C.P.C.E.A.B.A.”) and by the National Securities Commission (“C.N.V.”). All significant intercompany balances and transactions have been eliminated in consolidation. The Consolidated Financial Statements include the assets, liabilities and results of operations of the following controlled subsidiaries:

	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
COMPANIES	% DIRECT AND INDIRECT OF CAPITAL		% DIRECT AND INDIRECT OF VOTING SHARES

Ritelco S.A.	100.00	100.00	100.00	100.00
Palermo Invest S.A.	100.00	100.00	100.00	100.00
Inversora Bolívar S.A.	100.00	100.00	100.00	100.00
E-Commerce Latina S.A. ("E-Commerce")	100.00	100.00	100.00	100.00
Solares de Santa María S.A. (1)	100.00	100.00	100.00	100.00
Hoteles Argentinos S.A.	80.00	80.00	80.00	80.00
Alto Palermo S.A. (“APSA”) (2)	95.61	94.89	95.61	94.89
Llao Llao Resorts S.A.	50.00	50.00	50.00	50.00
Tyrus S.A. ("Tyrus")	100.00	100.00	100.00	100.00
Nuevas Fronteras S.A.	76.34	76.34	76.34	76.34
Unicity S.A. (1)	100.00	100.00	100.00	100.00
Doneldon S.A. (3)	100.00	-	100.00	-
Sedelor S.A. (3)	100.00	-	100.00	-
Alafox S.A. (3)	100.00	-	100.00	-
Efanur S.A. (3)	100.00	-	100.00	-
Codalis S.A. (3)	100.00	-	100.00	-

(1)	See Note 16.7 to the Basic Financial Statements.
(2)	See Notes 22 A.10, 16.2 and 18.2 to the Basic Financial Statements.
(3)	See Note 16.12 to the Basic Financial Statements.

Notes to Consolidated Financial Statements (continued)
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(Continued)

a.	(Continued)

In addition, the assets, liabilities and results of operations of the Company joint ventures (of which the Company holds a direct interest) that follow have been included in the Consolidated Financial Statements, applying the proportionate consolidation method.

	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
COMPANIES	DIRECT % OF CAPITAL		% OF VOTING SHARES

Cyrsa S.A. (“CYRSA”) (1)	50.00	50.00	50.00	50.00
Canteras Natal Crespo S.A. (2)	50.00	50.00	50.00	50.00
Quality Invest S.A. (“Quality”) (3)	-	50.00	-	50.00

(1)	The Company holds joint control with Cyrela Brazil Realty S.A. Empreendimentos e Partiçipacões ("CYRELA") (See Note 22 A.1.).
(2)	The Company holds joint control of this company with Euromayor S.A.
(3)	As of June 30, 2012, through its subsidiary APSA, the Company holds joint control of this company with EFESUL S.A. (See Note 22 A.7 and Note 16.9 to the Basic Financial Statements).

They also include assets, liabilities and net income of the companies controlled indirectly through subsidiaries.

b.	Comparative Information

Balance items as of June 30, 2011 shown in these financial statements for comparative purposes arise from financial statements then ended. Certain reclassifications have been made in order to present figures comparatively with those stated as of June 30, 2012. See Note 1.5.i and 1.5.o. to the Basic Financial Statements.

Notes to Consolidated Financial Statements (continued)
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(Continued)

c.	Additional information about Tarshop S.A.´s sale

On September 13, 2010, APSA sold 80% of Tarshop S.A.. (see Note 22.B.3.). Consequently, the Statement of Income and the Statement of Cash Flows as of June 30, 2011 include income and cash flows, respectively, for the two-month period in which APSA still controlled Tarshop S.A.  As from the sale of the 80% of this company, results generated from the remaining investment are disclosed under caption “Gain on equity investees”.

The following table shows a summary of the effect that would have had Tarshop S.A.’s de-consolidation on the Statement of Income and Statement of Cash Flows as of June 30, 2011.

Statements of income	Financial Statements issued as of June 30, 2011 Ps.	Tarshop S.A. as of June 30, 2011 Ps.	Financial Statements assuming the de-consolidation as of June 30, 2011 Ps.
Revenues	1,441,930	(53,887)	1,388,043
Costs	(600,755)	18,032	(582,723)
Gross profit	841,175	(35,855)	805,320
Operating income	585,401	(17,644)	567,757
Gain on equity investees	138,420	17,525	155,945
Net income for the year	294,785	-	294,785

Statements of cash flow	Financial Statements issued as of June 30, 2011 Ps.	Tarshop S.A. as of June 30, 2011 Ps.	Financial Statements assuming the de-consolidation as of June 30, 2011 Ps.
Cash Flow:
-Provided by operating activities	571,832	22,002	593,834
-(Used in) Provided by investing activities	(746,042)	101	(745,941)
-Provided by(Used in) financing activities	335,130	(28,553)	306,577

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

The Financial Statements of the subsidiaries mentioned in Note 1 a., have been prepared on a consistent basis with those applied by the Company, except for those mentioned in Notes 1.5.i and 1.5.o. to the Basic Financial Statements). Note 1 a to the Basic Financial Statements details the most significant accounting policies. Below are the most relevant accounting policies adopted by the subsidiaries, which are not included in that note.

In addition to the description in the Basic Financial Statements:

a.	Revenue recognition

• Revenues from admission rights, leases and services

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of: (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail revenues (the “Percentage Rent”) (which generally ranges between 4% and 10% of tenant’s gross revenues).

Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 7% and 12% each year during the term of the lease. Minimum rental income is recognized on the accrued criteria.

Certain lease agreements contain provisions, which provide for rents based on a percentage of revenues or based on a percentage of revenues volume above a specified threshold. APSA determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

Generally, APSA’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six-months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

Notes to Consolidated Financial Statements (continued)
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:	(Continued)

a.	(Continued)

Additionally, APSA charges its tenants a monthly administration fee related to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers’ operations. The administration fee is prorated among the tenants according to their leases, which varies from shopping center to shopping center. Administration fees are recognized monthly when earned.

In addition to rent, tenants are generally charged “admission rights”, a non-refundable admission fee that tenants may be required to pay upon entering into a lease or upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized using the straight-line method over the life of the respective lease agreements.

•	Lease agent operations

Fibesa S.A. ("Fibesa"), company in which APSA has shares of 99.99996%, acts as the leasing agent for APSA bringing together APSA and potential lessees for the retail space available in certain of the APSA’s shopping centers. Fibesa’s revenues are derived primarily from collected commissions calculated as a percentage of the final rental income value, admission rights and from rental of advertising spaces. Revenues are recognized at the time that the transaction is successfully concluded.

•	Consumer Financing operations

Revenues derived from credit card transactions consist of commissions and financing income, charges to clients for life and disability insurance and for statements of account, among others. Commissions are recognized at the time the merchants’ transactions are processed, while the rest financing income is recognized when accrued. Income generated from granting consumer loans mainly includes financial interests, which are recognized by the accrual method during the fiscal year, irrespective of whether collection has or has not been made (see Note 22.B.11).

Notes to Consolidated Financial Statements (continued)
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:	(Continued)

a.	(Continued)

•	Rental of advertising space

Apsamedia S.A., subsidiary of APSA, is a lesser of advertising spaces in the group’s shopping centers. Revenues derived from this activity are recognized using the straight-line method over the life of the respective lease agreements.

• Hotel operations

The Company recognizes revenues from its rooms, catering and restaurant facilities of their hotels as accrued on the close of each business day.

b.	Investments

•	Equity investees and other non-current investments

The interests held in entities over which the Company does not exert control, joint control or significant influence have been measured for accounting purposes at cost plus any declared dividends.

Given the sale of 80% of Tarshop S.A.’s shares described in Note 22 B.3., as of the date of issuance of these financial statements, APSA maintains a 20% investment in Tarshop S.A. that is valued by the equity method due to the existence of significant influence by the group of companies on Tarshop S.A.’s decisions and the intention to keep it as a long-term investment.

The equity investments in TGLT S.A. and Hersha Hospitality Trust were valued at their acquisition cost.

The preferred shares and warrants of Supertel Hospitality Inc. (“SHI”) explained in Note 22.A.9.  have been recorded as financial instruments at fair value through profit and loss, as per the provisions of IAS 39 “Financial Instruments: Recognition and Measurement” and IFRS 9 “Financial Instruments”, which were complementarily applied to Argentine accounting standards.

Notes to Consolidated Financial Statements (continued)
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:	(Continued)

b.	(Continued)

The acquisition cost of such instruments has been segregated into preferred shares and warrants based on the estimated relative fair value of both instruments upon acquisition. In estimating such fair value, the valuation techniques used include parameters such SHI common shares market price, information not based on observable market data, probabilistic information, etc. The fair value estimated through these techniques exceeds the acquisition cost. In line with the international standards indicated above, the Company, through its subsidiaries, has recorded the investment at acquisition cost and has not recognized the day-one gain that would result from the difference between the price paid and the estimated fair value, because this estimation includes information not based on observable market data.

Consequently, any changes in the fair value of preferred shares and warrants are recognized in the period they occur under the item “Other holding results”, included in “Other financial and holding results”. No material changes have occurred in the fair market value of the instruments between the acquisition date and June 30, 2012. The financial information related to this investment is included in Note 5.

As regards to the acquisition of Nuevo Puerto Santa Fe S.A. (“NPSF”), Quality and the acquisition of additional shares of Arcos del Gourmet S.A.(“AGSA”), APSA has considered them to be business acquisitions and, as such, it has accounted for them at acquisition cost.

In that respect, APSA identified the assets and liabilities acquired, including fixed assets and intangible assets such as: rental agreements acquired which did not meet arms’ length principle, saved costs and rentals earned by acquiring an already operating shopping center and services concessions.

The process of identification and the determination of the purchased price paid is a matter that requires complex judgments and significant estimates.

APSA uses the information contained in valuations estimated by independent appraisers as primary base for assigning the price paid for the buildings acquired.

Notes to Consolidated Financial Statements (continued)
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:	(Continued)

b.	(Continued)

As it was provided by Technical Resolution No. 21, should the acquisition cost exceed the amount of net identifiable assets, such excess shall be accounted for as positive goodwill. In the acquisitions indicated above, the Company has recorded positive goodwill. The positive goodwill derived from the acquisition of NPSF is written down over the term of the subconcession contract; the positive goodwill derived from the acquisition of Quality is written down over a term of 24 years. Positive goodwill derived from the acquisition of AGSA is amortized over the term of the concession until the works are completed.

Values thus obtained do not exceed the respective estimated recoverable values at year end.

The Company´s equity participation in Don Mario S.G.R., (“Don Mario”) was valued at acquisition cost as of June 30, 2012 based on the financial statements as of that date, and as such the provisions of Technical Resolution No. 21 of the F.A.C.P.C.E. have been applied.

•	Risk Fund of the reciprocal guarantee company.

The risk fund created in the reciprocal guarantee company Don Mario has been accounted for at nominal value as of year-end, plus the yield reported by the Board of Directors of the reciprocal guarantee company as of that date (see Note 22 B.13).

c.	Intangible assets, net

Intangible assets are carried at restated cost less accumulated amortization and corresponding allowances for impairment in value, if applicable. Included in the intangible assets caption are the following:

• Concession

Intangible assets include AGSA’s concession right, which will be amortized over the life of the concession agreement (see Notes 22 B.1. and 24 B.5.), after the opening of the shopping center.

• Trademarks

Trademarks include the expenses and fees related to their registration.

Notes to Consolidated Financial Statements (continued)
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:	(Continued)

c.	(Continued)

• Pre-operating and organization expenses

These expenses are amortized by the straight-line method in 3 years, starting upon the opening of the shopping center.

The net carrying value of these assets does not exceed their estimated recoverable value at year end.

• Non-compete agreement

These expenses were amortized by the straight-line method in 28 months, starting upon December 1st, 2009.

Under the agreement executed with Banco Hipotecario S.A. for the sale of Tarshop S.A.’s shares, APSA has signed a non-compete agreement in favor of BHSA and has thus written off this intangible asset. (See Note 22 B.3.).

d.	Negative Goodwill, net

Amortizations were calculated through the straight-line method on the basis of an estimated useful life considering the weighted average of the remaining useful life of the assets acquired.

The residual value of goodwill arising from the acquisition of net assets and shares in companies has been shown in the “Negative goodwill, net” caption. Amortizations were classified in the “Amortization of the negative goodwill, net” caption of the Statement of Income. Goodwill related to the acquisition of interest in subsidiaries is included in non-current investments.

Values thus obtained do not exceed the respective estimated recoverable values at year end.

e.	Liabilities in kind related to barter transactions

Liabilities in kind corresponding to obligations to deliver units to be built are valued considering the value of the assets received or the cost of construction of the units to deliver plus necessary additional costs to transfer the assets to the creditor, the largest, thus reducing its value pro rata the units that are granted notarial titled deed. Liabilities in kind have been shown in the “Trade accounts payable”.

NOTE 3:	NET INCOME BY BUSINESS SEGMENT

The Company has six reportable segments. These segments are Development and Sale of properties, Office and other Non-Shopping center Rental Properties, Shopping centers, Hotel Operations, Consumer financing and Financial operations and others.

A general description of each segment follows:

•	Development and Sale of properties

This segment includes the operating results of the Company´s construction and/or sale of property business.

•	Office and other Non-Shopping center Rental Properties

This segment includes the operating results of lease and service revenues of office space and other building properties from tenants.

•	Shopping centers

This segment includes the operating results of shopping centers and of rental of advertising activities.

•	Hotel operations

This segment includes the operating results of the Company's hotels principally comprised of room, catering and restaurant revenues.

•	Consumer financing

Includes the results of granting of consumer credits, of credit cards receivables and related securitization programs carried through Tarshop S.A. (see Note 1 c.) and Apsamedia S.A. (see Note 22 B.11.).

•	Financial operations and others

This segment primarily includes results related to or generated by security transactions and other non-core activities of the Company. This segment also includes gain/loss in equity investees of the Company related to the banking industry.

Notes to Consolidated Financial Statements (continued)
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 3:	(Continued)

The Company measures its reportable segments based on operating result. Inter-segment transactions, if any, are accounted for at current market prices. The Company evaluates performance of its segments and allocates resources to them based on operating result. The Company is not dependent on any single customer.

The accounting policies of the segments are the same as those described in Note 2 and in Note 1 to the Basic Financial Statements.

Notes to Consolidated Financial Statements (continued)
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 3:	(Continued)

    The following information provides the operating results from each business segment as of June 30, 2012:

	Development and Sale of properties	Office and other Rental Properties (a)	Shopping centers	Hotel operations	Consumer financing	Financial Operations and Others	Total
Revenues	328,404	192,267	871,732	170,012	4,836	-	1,567,251
Costs	(217,774)	(33,332)	(180,638)	(116,983)	(1,604)	-	(550,331)
Gross profit	110,630	158,935	691,094	53,029	3,232	-	1,016,920
Administrative expenses	(39,732)	(44,098)	(88,456)	(44,853)	(267)	-	(217,406)
Selling expenses	(22,528)	(10,337)	(52,776)	(22,577)	(296)	-	(108,514)
Subtotal	(62,260)	(54,435)	(141,232)	(67,430)	(563)	-	(325,920)
Gain from recognition of inventories at net realizable value	42,817	-	-	-	-	-	42,817
Gain from operations and holding of real estate assets, net	12	561	-	-	-	-	573
Operating result	91,199	105,061	549,862	(14,401)	2,669	-	734,390
Amortization of goodwill, net	981	(2,063)	19,227	-	-	-	18,145
Financial results, net	(22,374)	(51,031)	(149,806)	(10,303)	(1,575)	(207,902)	(442,991)
Gain on equity investees	2,095	(15,332)	(151)	13,577	10,364	106,213	116,766
Other income (expenses), net:	-	-	(16,918)	172	1,508	(14,589)	(29,827)
Income (loss) before taxes and minority interest	71,901	36,635	402,214	(10,955)	12,966	(116,278)	396,483
Income tax and Minimum Presumed Income Tax (MPIT)	(25,165)	(12,822)	(160,954)	(6,816)	211	102,863	(102,683)
Minority interest	178	-	(27,410)	13,513	-	-	(13,719)
Net income (loss) for the year	46,914	23,813	213,850	(4,258)	13,177	(13,415)	280,081

Depreciation and amortization (b)	82	25,488	138,583	13,284	17	-	177,454
Acquisition of fixed assets, net and intangible assets, net	-	13,631	114,611	5,396	-	-	133,638
Non-current investments in equity investees	87,758	212,969	-	457,844	43,819	1,032,623	1,835,013

Operating assets	706,223	1,321,294	2,470,062	659,236	15,875	1,032,623	6,205,313
Non-operating assets	41,639	41,847	(183,517)	68,013	46,631	380,639	395,252
Total assets	747,862	1,363,141	2,286,545	727,249	62,506	1,413,262	6,600,565

Operating liabilities	22,596	103,298	511,045	41,009	7,525	-	685,473
Non-operating liabilities	538,124	496,670	1,760,141	273,628	71	148,250	3,216,884
Total liabilities	560,720	599,968	2,271,186	314,637	7,596	148,250	3,902,357

(a) Includes offices, commercial and residential premises.
(b) Included in operating result

Notes to Consolidated Financial Statements (continued)
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 3:	(Continued)

The following information provides the operating results from each business segment as of June 30, 2011:

	Development and Sale of properties	Office and other Rental Properties (a)	Shopping centers	Hotel operations	Consumer Financing (1)	Financial Operations and Others	Total
Revenues	341,074	164,618	674,779	192,883	68,576	-	1,441,930
Costs	(244,764)	(32,559)	(181,473)	(119,471)	(22,488)	-	(600,755)
Gross profit	96,310	132,059	493,306	73,412	46,088	-	841,175
Administrative expenses	(41,425)	(43,734)	(67,935)	(40,318)	(6,947)	-	(200,359)
Selling expenses	(15,396)	(5,283)	(40,229)	(20,923)	(24,873)	-	(106,704)
Subtotal	(56,821)	(49,017)	(108,164)	(61,241)	(31,820)	-	(307,063)
Gain from recognition of inventories at net realizable value	45,442	-	-	-	-	-	45,442
Net income from retained interest in securitized receivables	-	-	-	-	4,707	-	4,707
Gain from operations and holding of real estate assets, net	128	1,012	-	-	-	-	1,140
Operating income	85,059	84,054	385,142	12,171	18,975	-	585,401
Amortization of goodwill, net	981	725	15,621	-	100	-	17,427
Financial results, net	(16,714)	(38,369)	(121,991)	(11,326)	(26,820)	(67,026)	(282,246)
Gain on equity investees	443	-	41	9,682	9,298	118,956	138,420
Other income (expenses), net:	(1,621)	-	(2,745)	1,040	9,245	(20,528)	(14,609)
Income before taxes and minority interest	68,148	46,410	276,068	11,567	10,798	31,402	444,393
Income tax and Minimum Presumed Income Tax (MPIT)	(21,413)	(15,763)	(81,129)	(7,257)	4,702	29,657	(91,203)
Minority interest	768	-	(39,975)	(19,200)	-	2	(58,405)
Net income (loss) for the year	47,503	30,647	154,964	(14,890)	15,500	61,061	294,785

Depreciation and amortization (b)	200	24,155	132,027	14,269	902	-	171,553
Acquisition of fixed assets, net and intangible assets, net	76	38,424	751,044	8,145	3,003	-	800,692
Non-current investments in equity investees	84,062	207,074	-	277,248	49,459	923,807	1,541,650

Operating assets	671,738	1,367,767	2,413,943	479,881	26,198	1,007,869	5,967,396
Non-operating assets	40,754	44,846	(179,505)	29,251	22,510	378,353	336,209
Total assets	712,492	1,412,613	2,234,438	509,132	48,708	1,386,222	6,303,605

Operating liabilities	24,491	137,990	402,523	39,030	31,112	-	635,146
Non-operating liabilities	484,542	439,717	1,683,938	212,778	-	228,865	3,049,840
Total liabilities	509,033	577,707	2,086,461	251,808	31,112	228,865	3,684,986

(a) Includes offices, commercial and residential premises.
(b) Included in operating income
(1) See Note 1.c.

Notes to Consolidated Financial Statements (continued)
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:                 CASH AND BANKS

The breakdown for this item is as follows:

	June 30, 2012	June 30, 2011
Cash on hand	8,196	1,768
Bank accounts	249,255	166,402
	257,451	168,170

NOTE 5:	INVESTMENTS

The breakdown for this item is as follows:

	June 30, 2012	June 30, 2011
Current
Mutual funds	102,235	204,167
Stock shares	11,668	2,912
Mortgage bonds issued by Banco Hipotecario S.A.	496	477
Other investments	9	12
Interest receivable Non-Convertible Notes Cresud S.A.C.I.F. y A. (Note 24 B.4.)	8,781	2,615
Total Current	123,189	210,183

Non-current
Banco Hipotecario S.A. (1)	1,023,831	917,690
BACS - Banco de Crédito y Securitización S.A. (Note 16.10. to the Basic Financial Statements)	8,792	6,117
Hersha Hospitality Trust (Note 22 A.2.)	300,666	277,248
New Lipstick LLC (Note 22 A.3.)	124,233	115,946
Rigby 183 LLC (Note 22 A.6.)	88,736	91,128
Tarshop S.A. (Note 22 B.3.)	43,819	49,459
Bitania 26 S.A. (Note 22 A.8.)	21,256	-
Shares and warrants of Supertel Hospitality Inc. (Note 22.A.9.) (3)	135,922	-
TGLT S.A. (Note 22.B.12 and Note 16.8 to the Basic Financial Statements)	59,031	56,381
Manibil S.A.	28,727	27,681
Advance payments for the acquisition of shares (Note 16.10. to the Basic Financial Statements)	-	1,797
Non- Convertible Notes Cresud S.A.C.I.F. y A. (Note 24 B.4.)	29,958	7,706
Risk fund in a reciprocal guarantee company (Note 22 B.13.)	10,000	-
Other investments	451	501
Subtotal	1,875,422	1,551,654

Notes to Consolidated Financial Statements (continued)
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 5:	(Continued)

	June 30, 2012	June 30, 2011
Undeveloped parcels of land:
Santa María del Plata	159,243	158,742
Puerto Retiro (2)	54,270	54,370
Caballito plot of land	45,814	45,814
Patio Olmos (Note 22 B.4.)	33,475	33,475
Zetol plot of land (Note 22 A.5.)	36,070	31,721
Air Space Coto	16,110	16,110
Air Space Soleil Factory	6,676	6,676
Vista al Muelle plot of land (Note 22 A.5.)	25,374	22,140
Lujan Plot of land (Note 22 B.14.)	40,102	-
Canteras Natal Crespo	5,971	5,779
Pilar	3,408	3,408
Other undeveloped parcels of land	16,268	16,256
Subtotal	442,781	394,491
Total non-current	2,318,203	1,946,145

(1)
As of June 30, 2012 and June 30, 2011, includes Ps. (25,409) and Ps. (21,863), respectively, as goodwill and higher and lesser values and unrealized profits resulting from intergroup transactions. As of June 30, 2012 and June 30, 2011 represents 446,515,208 shares with a quoted value at closing equivalent to Ps. 1.23 and Ps.2.36 per share, respectively.

(2)	See Note 21 A.(i).
(3)
Upon acquisition, such instruments were recorded at acquisition cost. The price paid at acquisition of US$ 30.0 million was allocated based on the estimated relative fair value of both instruments, according to Note 2 b., US$ 26.0 million to preferred shares and US$ 4.0 million to warrants.

NOTE 6:                 ACCOUNTS RECEIVABLE, NET

The breakdown for this item is as follows:

	June 30, 2012		June 30, 2011
	Current	Non-current	Current	Non-current
Leases and services and from the sale of properties receivables	118,915	35,478	97,025	14,300
Checks to be deposited	127,552	-	95,226	-
Consumer financing receivables	11,128	-	70,248	-
Hotel receivables	14,106	-	9,954	-
Related parties (Note 19)	8,279	-	8,767	-
Receivables with collection agents	4,864	-	4,869	-
Pass-through expenses receivables	26,834	-	18,953	-
Debtors under legal procedures	46,650	-	48,954	-
Receivables from the sale of fixed assets	-	-	4,034	-
Notes receivable	8,317	1,183	5,987	-
Credit cards receivables	636	-	497	-
Less:
Allowance for leases, services and from sale of properties receivables and consumer financing receivables	(64,709)	-	(114,946)	-
Allowance for hotel receivables	(1,184)	-	(570)	-
	301,388	36,661	248,998	14,300

Notes to Consolidated Financial Statements (continued)
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 7:	OTHER RECEIVABLES

The breakdown for this item is as follows:

	June 30, 2012		June 30, 2011
	Current	Non-current	Current	Non-current
Related parties (Note 19)	34,496	455	42,270	415
Prepaid expenses and services	49,254	2,982	43,632	3,114
Value Added Tax (“VAT”)	30,725	35,122	42,386	49,059
Gross revenue tax	5,759	1,346	6,947	1,067
MPIT	732	104,787	1,824	84,492
Income tax, net	4,154	-	2,373	-
Loans granted, net	11,165	-	644	-
Deferred Income Tax	-	30,104	-	18,678
Mortgage receivable	-	2,208	-	2,208
Others	12,558	2,897	15,093	4,478
Less:
Allowance for doubtful mortgage receivable	-	(2,208)	-	(2,208)
Present value	-	(6,636)	-	(11,677)
	148,843	171,057	155,169	149,626

NOTE 8:	INVENTORIES

The breakdown for this item is as follows:

	June 30, 2012		June 30, 2011
	Current	Non-current	Current	Non-current
Horizons Project (Note 22 A.1.)	113,168	-	209,458	-
Caballito Nuevo (1)	2,150	-	5,473	-
Rosario plot of land (2)	-	-	25,511	-
Units to be received Beruti (Note 19) (3)	-	23,608	-	23,309
Units to be received Caballito (Note 19)(4)	-	52,205	-	51,999
El Encuentro (5)	1,315	1,607	4,432	1,486
Torres de Rosario (Note 22 B.5.)	6,001	10,417	9,320	4,388
Plots of land receivable Pereiraola(6)	-	8,200	-	8,200
Inventories (hotel operations)	4,792	-	3,575	-
Abril	1,108	752	1,085	-
Other inventories	3,645	432	3,806	59
	132,179	97,221	262,660	89,441

(1)	See Note 5 (2) to the Basic Financial Statements.
(2)	See Note 22 B.10.
(3)	See Note 22 B.6.
(4)	See Note 16.11 to the Basic Financial Statements.
(5)	See Note 5.3 to the Basic Financial Statements.
(6)	See Note 16.3 to the Basic Financial Statements.

Notes to Consolidated Financial Statements (continued)
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 9:	FIXED ASSETS, NET

The breakdown for this item is as follows:

	June 30, 2012	June 30, 2011
Hotels
Llao Llao	70,430	75,207
Intercontinental Buenos Aires	52,476	52,288
Sheraton Libertador	37,795	41,091
Bariloche plots of land	21,900	21,900
Subtotal Hotels	182,601	190,486

Office buildings
Edificio República	210,852	215,535
Torre BankBoston	149,800	152,498
Bouchard 551	145,914	148,242
Intercontinental	75,257	78,394
Dot Baires Office Building	103,979	105,144
Bouchard 710	63,311	64,277
Dique IV	59,966	62,218
Maipú 1300	35,521	36,904
Costeros Dique IV (see Note 16.1. to the Basic Financial Statements)	2,690	18,523
Libertador 498 (see Note 16.1. to the Basic Financial Statements)	9,618	12,024
Suipacha 652	10,032	10,484
Avda. de Mayo 595	4,021	4,255
Madero 1020	176	197
Rivadavia 2768	165	191
Sarmiento 517	-	244
Subtotal Office buildings	871,302	909,130

Other fixed assets
Catalinas Norte plot of land	109,145	102,666
Santa María del Plata	12,521	12,508
Constitución 1159	6,948	6,387
Museo Renault (see Note 16.1. to the Basic Financial Statements)	-	4,692
Thames (see Note 16.1. to the Basic Financial Statements)	-	3,897
Casona Abril	2,356	2,525
Constitución 1111	811	854
Alto Palermo Park	-	542
Predio San Martín	69,791	69,994
Others	5,785	5,350
Subtotal Other fixed assets	207,357	209,415

Notes to Consolidated Financial Statements (continued)
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina
NOTE 9:                 (Continued)

	June 30, 2012	June 30, 2011
Shopping Centers
Dot Baires	479,587	495,836
Abasto	314,874	325,352
Alto Palermo	253,763	279,937
Patio Bullrich	132,034	136,466
Mendoza Plaza	123,828	123,312
Alto Rosario	135,352	138,472
Alto Avellaneda	155,606	169,456
Paseo Alcorta	131,525	133,090
Córdoba Shopping - Villa Cabrera (Note 24 B.1.)	76,153	78,527
Soleil Factory	74,474	68,578
Alto NOA	38,788	40,912
La Ribera (Note 22 B.9.)	18,814	-
Suppliers advances	17,741	11,151
Neuquén shopping center project (Note 24 B.2.)	22,539	17,063
Buenos Aires Design	15,925	18,103
Other fixed assets	36,654	28,815
Other properties	21,479	22,486
Units to be received Beruti (Note 19)(1)	9,264	9,264
Subtotal Shopping Centers	2,058,400	2,096,820
Total	3,319,660	3,405,851

(1)	See Note 22 B.6.

NOTE 10:                      NEGATIVE GOODWILL, NET

The breakdown for this item is as follows:

	June 30, 2012	June 30, 2011
Goodwill:
Alto Palermo S.A.	18,975	20,194
Arcos del Gourmet S.A.	5,730	-
Torre BankBoston	5,272	5,481
Nuevo Puerto Santa Fe S.A.	843	-
Museo Renault	-	2,951
Conil S.A.	343	343
Quality Invest S.A.	176	-
Other goodwill	140	-
Subtotal goodwill	31,479	28,969

Notes to Consolidated Financial Statements (continued)
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 10:                      (Continued)

	June 30, 2012	June 30, 2011
Negative goodwill:
Alto Palermo S.A. (Note 16.2. to the Basic Financial Statements)	(337,958)	(358,080)
Palermo Invest S.A.	(36,102)	(38,180)
Empalme S.A.I.C.F.A. y G.	(5,630)	(6,127)
Mendoza Plaza Shopping S.A.	(2,611)	(2,783)
Unicity S.A.	(3,601)	(3,601)
Emprendimiento Recoleta S.A.	(77)	(127)
Soleil Factory	(8,967)	(9,371)
Subtotal negative goodwill	(394,946)	(418,269)
Total negative goodwill, net	(363,467)	(389,300)

NOTE 11:                      TRADE ACCOUNTS PAYABLE

The breakdown for this item is as follows:

	June 30, 2012		June 30, 2011
	Current	Non-current	Current	Non-current
Suppliers	54,935	4	42,414	47
Accruals	67,040	-	60,830	-
Liabilities in kind “Horizons Project” (See Note 22 A.1.)	19,027	-	36,443	-
Related parties (Note 19)	3,366	-	9,905	-
Others	2,520	-	3,557	-
	146,888	4	153,149	47

NOTE 12:                      CUSTOMER ADVANCES

The breakdown for this item is as follows:

	June 30, 2012		June 30, 2011
	Current	Non-current	Current	Non-current
Customers advances	97,699	-	137,020	-
Admission rights	78,172	85,281	60,822	66,885
Related parties (Note 19)	3,294	-	-	-
Lease advances	46,567	25,751	35,021	27,359
	225,732	111,032	232,863	94,244

Notes to Consolidated Financial Statements (continued)
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 13:                      SHORT-TERM AND LONG–TERM DEBT

The breakdown for this item is as follows:

	June 30, 2012		June 30, 2011
	Current	Non-current	Current	Non-current
Bank overdrafts	195,294	-	420,032	-
Finance Leasing payable	944	479	-	-
Bank loans (1)	126,774	-	128,448	27,585
Non-Convertible Notes – APSA 2012 US$ 154 M (6)	-	-	28,889	-
Non-Convertible Notes – 2013 Class III (3)	102,888	51,032	-	-
Non-Convertible Notes – 2014 Class IV (3)	38,278	114,665	-	-
Convertible Notes- APSA 2014 – US$ 50 M (5)	2	37	3	4,640
Non-Convertible Notes – APSA 2017 US$ 120 M (4)	4,555	480,967	4,490	432,591
Non-Convertible Notes – 2017 Class I (3)	23,175	675,843	20,960	612,419
Non-Convertible Notes – 2020 Class II (3)	34,003	661,078	30,800	598,116
Related parties (Note 19)	-	-	2,345	-
Seller financing (2)	49,774	81,725	47,846	81,568
	575,687	2,065,826	683,813	1,756,919

(1)	Balances as of June 30, 2012 includes:

(a)	Ps. 915 as current balance related to debt for purchase República buildings.(see Note 8 (1) a) to the Basic Financial Statements).
(b)	Ps. 30,345 as current corresponding to loans granted by Banco Provincia due in May and July, 2012, at a nominal fixed rate of 14% per annum. (See Note 8 (1) b) to the Basic Financial Statements).
(c)	Ps. 1,865 current balance corresponding to Hoteles Argentinos S.A.’s mortgage loan. (Note 21.A.(ii)).
(d)
Ps. 5,813 current, which pertain to a loan of Nuevas Fronteras S.A. from Standard Bank Argentina, due in June 2012 at a fixed rate of 15.55%. The amount is disclosed net of negotiation expenses for Ps. 67.

(e)	Ps. 15,194 as current balance, which pertain to a loan of Nuevas Fronteras S.A. from Banco de San Juan, due in November 2012, at a fixed rate of 15.75% per annum.
(f)	Ps. 50,000 as current corresponding to a loan granted by Banco Nación due in November 2012 at a nominal Badlar rate plus 400 basic points.
(g)	Ps. 22,635 as current corresponding to a loan of Real Estate Investment Group L.P. with Citibank N.A., due in December 28, 2012 at a LIBOR rate plus 2.75%. (Note 21 A. (vi)).
(h)	Ps. 7 which pertain to miscellaneous.

(2)	Balances as of June 30, 2012 includes:

(a)	Ps. 11,623 as current balance and a Ps. 24,077 as non-current balance to the debt from acquisition of Zetol S.A. (See Note 22 A.5.).
(b)	Ps. 10,235 as current balance and a Ps. 1,530 as non-current balance related to the seller financing for purchase of Arcos del Gourmet S.A. (See Note 22 B.1.).
(c)	Ps. 2,854 as current balance and a Ps. 38,689 as non-current balance related to the debt from acquisition of Soleil Factory (See Note 22 B.2.).
(d)	Ps. 17,644 as current balance and Ps. 17,429 as non-current balance related to the debt for purchase of Predio San Martín. (Note 22 A.7.).
(e)	Ps. 7,418 as current balance corresponding to the debt from acquisition of Nuevo Puerto de Santa Fe S.A. (See Note 22 B.9.).

(3)	See Note 17 to the Basic Financial Statements.

(4)	See Note 23 A.2. Disclosed net of the issuance debt costs to be accrued for Ps. 2,237 and Ps. 5,074 lower value. See Note 18.1 to the Basic Financial Statements.

(5)
Corresponds to the outstanding balance of Convertible Notes into shares (“CNB”) issued originally by APSA for an outstanding amount of US$ 50,000, as detailed in Note 23 A.1., net of the CNB underwritten by the Company as of June 30, 2012 for Ps. 6,534 current and Ps. 143,679 non- current.

(6)	See Note 23 A.2.

Notes to Consolidated Financial Statements (continued)
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 14:	SALARIES AND SOCIAL SECURITY PAYABLE

The breakdown for this item is as follows:

	June 30, 2012	June 30, 2011
Provision for vacation and bonuses	31,252	27,333
Social Security payable	6,657	7,596
Salaries payable	1,999	61
Others	778	802
	40,686	35,792

NOTE 15:	TAXES PAYABLE

The breakdown for this item is as follows:

	June 30, 2012		June 30, 2011
	Current	Non-current	Current	Non-current
Income tax provision, net	104,873	-	67,912	-
Tax amnesty plan for income tax payable	1,960	15,426	1,759	17,386
VAT, net	24,980	-	21,615	-
MPIT, net	8,740	-	1,933	-
Gross revenue tax payable	2,653	-	1,607	-
Tax withholdings	5,780	-	13,345	-
Provision for tax on shareholders personal assets	3,510	-	3,961	-
Tax amnesty plan for gross revenue tax	438	584	486	832
Tax amnesty plan for ABL	2,182	3,291	1,464	1,927
Deferred Income Tax	-	388,318	-	476,864
Others	6,016	-	4,971	-
	161,132	407,619	119,053	497,009

Notes to Consolidated Financial Statements (continued)
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 16:	OTHER LIABILITIES

The breakdown for this item is as follows:

	June 30, 2012		June 30, 2011
	Current	Non-current	Current	Non-current
Accrual for Directors´ fees, net from advances (Note 19)	23,529	-	15,612	-
Guarantee deposits	2,090	10,252	4,128	6,302
National Parks Administration dispute (Note 20)	-	-	1,100	-
Contributed leasehold improvements (Note 24 B.3.)	266	8,903	332	9,170
Other payable	-	-	16,004	-
Related parties (Note 19)	61,192	20	35,674	20
Dividends payable to minority interests (Note 19)	34,724	-	-	-
Loans with shareholders of related parties	-	-	1,000	252
Present value	-	(178)	-	(95)
Others	6,095	589	5,218	2,480
	127,896	19,586	79,068	18,129

NOTE 17:	PROVISIONS

The breakdown for this item is as follows:

	June 30, 2012		June 30, 2011
	Current	Non-current	Current	Non-current
Allowance for contingencies	2,446	17,823	2,019	12,881
	2,446	17,823	2,019	12,881

Notes to Consolidated Financial Statements (continued)
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 18 a.:	FINANCIAL RESULTS, NET

The breakdown for this item is as follows:

	June 30, 2012	June 30, 2011
Financial and holding results generated by assets:
Interest income	19,517	16,630
Interest on discounting assets	6,359	3,370
Subtotal interest income	25,876	20,000
Foreign exchange gain	47,456	23,340
(Loss) on financial operations	(8,590)	(5,293)
Gain on derivative financial instruments	-	2,395
Subtotal other holding results	(8,590)	(2,898)
Total financial and holding results generated by assets	64,742	40,442

Financial and holding results generated by liabilities:
Interest expense	(279,123)	(230,724)
Interest on discounting liabilities	37	(87)
Subtotal interest expense	(279,086)	(230,811)
Foreign exchange loss	(213,673)	(82,855)
Loss on derivative financial instruments	(2,001)	-
Others	(12,973)	(9,022)
Subtotal other financial expenses	(14,974)	(9,022)
Total financial and holding results generated by liabilities	(507,733)	(322,688)
Total financial and holding results, net	(442,991)	(282,246)

NOTE 18 b.:	OTHER EXPENSES, NET

The breakdown for this item is as follows:

	June 30, 2012	June 30, 2011
Other income:
Recovery of allowances	2,447	340
Sale of client base and assignment of portfolio	770	9,442
Others	2,322	979
Subtotal other income	5,539	10,761
Other expenses:
Donations	(17,278)	(7,020)
Tax on Shareholders´ personal assets	(3,378)	(4,278)
Provision for contingencies	(5,769)	(3,032)
Unrecoverable VAT	(2,222)	(3,347)
Capital issuance costs	(4,822)	-
Others	(1,897)	(7,693)
Subtotal other expenses	(35,366)	(25,370)
Total other expenses, net	(29,827)	(14,609)

Notes to Consolidated Financial Statements (continued)
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 19:	COMPANIES UNDER LAW No. 19,550 SECTION 33 AND OTHER RELATED PARTIES

a.	Balances as of June 30, 2012 and 2011 held with related companies, persons and shareholders are as follows:

Related parties	Accounts receivables-current	Other receivables- current	Other receivables- non current	Inventories and fixed assets/ Units to be received Beruti and Caballito- non current	Trade accounts payable – current	Customer advances	Other liabilities – current	Other liabilities – non current	Totals
Shareholders in general	-	-	-	-	-	-	(34,724)	-	(34,724)
Baicom Networks S.A. (4)	-	32	455	-	-	-	-	-	487
Banco Hipotecario S.A. (2)	298	-	-	-	(75)	-	-	-	223
Cactus Argentina S.A. (3)	12	-	-	-	-	-	-	-	12
Canteras Natal Crespo S.A. (4)	465	50	-	-	-	-	-	-	515
Consorcio Libertador (3)	103	18	-	-	(3)	-	-	-	118
Consorcio Torre BankBoston (3)	99	231	-	-	(924)	-	-	-	(594)
Consultores Assets Management S.A. (3)	2,250	25	-	-	(17)	-	-	-	2,258
Cresud S.A.C.I.F. y A. (5)	104	21,568	-	-	(788)	-	(61,009)	-	(40,125)
Cyrsa S.A. (4)	24	217	-	-	(37)	-	(92)	-	112
Directors (3)	1	156	-	-	(41)	-	(23,529)	(20)	(23,433)
Elsztain Managing Partners Ltd (3)	-	-	-	-	-	-	(51)	-	(51)
Elsztain Realty Partners Master Fund LP (3)	-	-	-	-	-	-	(2)	-	(2)
Estudio Zang, Bergel y Viñes (3)	-	49	-	-	(1,361)	-	-	-	(1,312)
Fundación IRSA (3)	45	1	-	-	(1)	-	-	-	45
Futuros y Opciones.com S.A. (3)	112	-	-	-	(8)	-	-	-	104
Hersha Hospitality Trust (2)	-	3,447	-	-	-	-	-	-	3,447
Irsa Developments LP (2)	-	8	-	-	-	-	(5)	-	3
Real Estate Strategies LP (2)	-	49	-	-	-	-	(5)	-	44
Lipstick Management LLC (2)	-	426	-	-	-	-	-	-	426
Museo de los Niños (3)	1,454	-	-	-	(19)	-	-	-	1,435
New Lipstick LLC (2)	-	1,269	-	-	-	-	-	-	1,269
Nuevo Puerto Santa Fe S.A. (4)	314	-	-	-	(70)	-	(28)	-	216
Personnel loans(4)	5	3,247	-	-	(21)	-	-	-	3,231
Puerto Retiro S.A. (4)	74	1,104	-	-	-	-	-	-	1,178
Quality Invest S.A. (4)	39	1	-	-	-	-	-	-	40
Supertel Hospitality Inc. (2)	-	1,495	-	-	-	-	-	-	1,495
Tarshop S.A. (2)	525	1,103	-	-	(1)	(781)	-	-	846
TGLT S.A. (2)	2,355	-	-	85,077	-	(2,513)	-	-	84,919
Totals as of June 30, 2012	8,279	34,496	455	85,077	(3,366)	(3,294)	(119,445)	(20)	2,182

Notes to Consolidated Financial Statements (continued)
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina
NOTE 19:                      (Continued)

a.	(Continued)

Related parties	Accounts receivables- current	Other receivables- current	Other receivables- non current	Inventories and fixed assets/ Units to be received Beruti and Caballito- non current	Trade accounts payable current	Short-term debt	Other liabilities – current	Other liabilities – non current	Totals
Baicom Networks S.A. (4)	61	6	415	-	-	-	-	-	482
Banco Hipotecario S.A. (2)	225	-	-	-	(252)	-	-	-	(27)
Cactus Argentina S.A. (3)	28	-	-	-	(3)	-	-	-	25
Canteras Natal Crespo S.A. (4)	403	41	-	-	-	-	-	-	444
Consorcio Libertador (3)	140	16	-	-	(65)	-	(4)	-	87
Consorcio Torre BankBoston (3)	1,076	344	-	-	(836)	-	-	-	584
Consultores Assets Management S.A. (3)	997	29	-	-	(10)	-	-	-	1,016
Cresud S.A.C.I.F. y A. (5)	19	19,112	-	-	(71)	-	(15,778)	-	3,282
Cyrsa S.A. (4)	1,750	11	-	-	(1,725)	-	-	-	36
Directors (3)	2	155	-	-	-	-	(15,612)	(20)	(15,475)
Elsztain Managing Partners Ltd (3)	-	-	-	-	-	-	(53)	-	(53)
Elsztain Reality Partner Master Fund I (3)	-	48	-	-	-	-	(584)	-	(536)
Elsztain Reality Partner Master Fund II (3)	-	31	-	-	-	-	(275)	-	(244)
Elsztain Reality Partner Master Fund III (3)	-	77	-	-	-	-	-	-	77
Estudio Zang, Bergel y Viñes (3)	-	9	-	-	(1,241)	-	-	-	(1,232)
Fundación IRSA (3)	33	1	-	-	(1)	-	-	-	33
Futuros y Opciones.com S.A. (3)	16	-	-	-	(8)	-	-	-	8
Hersha Hospitality Trust (2)	-	2,690	-	-	-	-	-	-	2,690
Irsa Developments LP (2)	-	7	-	-	-	-	(4)	-	3
Real Estate Strategies LP (2)	-	64	-	-	-	-	(8)	-	56
Lipstick Management LLC (2)	-	448	-	-	-	-	-	-	448
Museo de los Niños (3)	1,781	-	-	-	(9)	-	-	-	1,772
New Lipstick LLC (2)	-	960	-	-	-	-	(622)	-	338
Personnel loans (3)	61	2,522	-	-	(146)	-	(1,000)	-	1,437
Puerto Retiro S.A. (4)	58	63	-	-	(5)	-	-	-	116
Quality Invest S.A. (4)	799	241	-	-	-	-	(16)	-	1,024
Tarshop S.A. (2)	660	13,715	-	-	(5,533)	-	(17,330)	-	(8,488)
TGLT S.A. (2)	658	1,680	-	84,572	-	(2,345)	-	-	84,565
Totals as of June 30, 2011	8,767	42,270	415	84,572	(9,905)	(2,345)	(51,286)	(20)	72,468

Notes to Consolidated Financial Statements (continued)
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina
NOTE 19:                      (Continued)

b.	The Statement of Income balances for the fiscal years ended June 30, 2012 and 2011, held with related companies, persons and shareholders are as follows:

Related parties	Sale and fees for services	Leases	Cost of services	Interest and exchange differences	Other expenses, net	Fees	Share services – salaries and bonuses	Donations	Totals
Canteras Natal Crespo S.A. (4)	48	-	-	5	-	-	-	-	53
Consorcio Libertador (3)	-	13	(431)	-	-	-	-	-	(418)
Consorcio Torre BankBoston (3)	-	-	(285)	-	-	-	-	-	(285)
Cresud S.A.C.I.F. y A. (5)	-	786	-	1,898	-	-	(70,953)	-	(68,269)
Cyrsa S.A. (4)	-	1	-	-	-	-	-	-	1
Directors (3)	-	-	-	(1)	-	(53,080)	-	-	(53,081)
Estudio Zang, Bergel y Viñes (3)	-	-	-	-	-	(2,718)	-	-	(2,718)
Fundación IRSA (3)	-	-	-	-	-	-	-	(1,876)	(1,876)
Tarshop S.A. (2)	229	2,436	-	2,148	(885)	-	-	-	3,928
Totals as of June 30, 2012	277	3,236	(716)	4,050	(885)	(55,798)	(70,953)	(1,876)	(122,665)

Notes to Consolidated Financial Statements (continued)
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 19:                      (Continued)

b.	(Continued)

Related parties	Sale and fees for services	Leases	Interest and exchange differences	Other expenses, net	Fees	Share services – salaries and bonuses	Donations	Totals
Canteras Natal Crespo S.A. (4)	48	-	4	-	-	-	-	52
Consorcio Libertador (3)	123	12	-	-	-	-	-	135
Consorcio Dock Del Plata S.A. (3)	78	-	-	-	-	-	-	78
Consultores Assets Management S.A. (3)	-	99	-	-	-	-	-	99
Cresud S.A.C.I.F. y A. (5)	-	705	(3,562)	-	-	(57,525)	-	(60,382)
Cyrsa S.A. (4)	-	8	-	-	-	-	-	8
Directors (3)	-	-	(4)	-	(52,862)	-	-	(52,866)
Estudio Zang, Bergel y Viñes (3)	-	-	-	-	(6,044)	-	-	(6,044)
Fundación IRSA (3)	-	-	-	-	-	-	(3,134)	(3,134)
Inversiones Financieras del Sur S.A. (3)	-	-	516	-	-	-	-	516
Tarshop S.A. (2)	184	3,954	80	12,596	-	-	-	16,814
Parque Arauco S.A. (1)	-	-	(315)	-	-	-	-	(315)
Personnel Loans (3)	-	-	209	-	-	-	-	209
Totals as of June 30, 2011	433	4,778	(3,072)	12,596	(58,906)	(57,525)	(3,134)	(104,830)

(1)           Shareholders of Alto Palermo S.A..
(2)           Related party (direct or indirect).
(3)           Related party.
(4)           Joint control.
(5)           Shareholders.

Notes to Consolidated Financial Statements (continued)
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 20:	NATIONAL PARKS ADMINISTRATION DISPUTE

In November 1997, Llao Llao Holdings S.A. bought the Hotel Llao Llao from Administración de Parques Nacionales (APN). In that same year, the company Llao Llao Resorts S.A. (successor of Llao Llao Holding S.A.) was sued by APN in order to enforce collection of the unpaid balance of the additional price for such acquisition. As a consequence, Other liabilities included the provision for the judicial auctioneer’s fees in the amount of Ps. 1.1 million as of June 30, 2011. As of the date of these financial statements, such fees have been made available for collection.

NOTE 21:	RESTRICTED ASSETS

A.	IRSA Inversiones y Representaciones Sociedad Anónima

(i)       Puerto Retiro S.A.

On April 18, 2000, Puerto Retiro S.A. (indirect subsidiary of IRSA) was notified of a filing made by the National Government, through the Ministry of Defense, to extend the petition in bankruptcy of Inversora Dársena Norte S.A. (Indarsa) to Puerto Retiro S.A.. Concurrently with the complaint, at the request of plaintiff, the bankruptcy court granted an order restraining the ability of Puerto Retiro S.A. to sell or dispose in any manner the acquired real estate property from Tandanor S.A. in June 1993.

Indarsa had acquired 90% of the capital stock of Tandanor S.A. to a formerly estate owned company privatized in 1991, engaged in the shipyard industry.

Indarsa did not comply with the payment of the outstanding price for the acquisition of the stock of Tandanor, and therefore the Ministry of Defense requested the bankruptcy of Indarsa, pursuing to extend the bankruptcy to Puerto Retiro S.A.

The evidence steps of the legal procedures have been completed. Puerto Retiro S.A. appealed the precautionary measure, being the same confirmed by the Court on December 14, 2000. The parties have submitted their claims in due time. The file was passed for the judge to issue a pronouncement, this being a decree adjourning the summoning of decisions to pronouncement in the understanding that there exists pre-judgment in respect of the penal cause filed against ex-officers of the Ministry of Defense and ex-directors of the Company. Consequently, the matter will not be solved until there is final judgment in penal jurisdiction.

Notes to Consolidated Financial Statements (continued)
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 21:                      (Continued)

A.	(Continued)

(i)	(Continued)

Notice has been served upon the commercial court that the criminal cause of action was declared extinguished by operation of the statutes of limitation and that the accused were acquitted. However, this ruling was challenged by filing an appeal in cassation, which is why the other decision is still not final.

The Management and legal advisors of Puerto Retiro S.A. estimate that there are legal and technical issues to consider that the request for bankruptcy will be denied by the court. However, taking the particular characteristics into account and the progress of the legal action, this position cannot be considered conclusive.

(ii)	Loan of Hoteles Argentinos S.A.

In March 2005, Credit Suisse First Boston (“CSFB”) acquired a loan for US$ 11.1 million of Hoteles Argentinos S.A. (“HASA”), which had been in non-compliance since January 2002. In April 2006, HASA reduced the capital amount payable to US$ 6.0 million. The balance accrued a 6 months LIBROR interest plus 7.0%.

Jointly, a credit default swap was subscribed by the Company for 80% of the restructured debt value in order to protect CSFB in case of non-compliance with HASA’s obligations. As compensation, the Company received a coupon on a periodical basis. Additionally, the Company has deposited as guarantee the amount of US$ 1.2 million.

With the last installment of the loan received having been repaid on March 15, 2010, CSFB reimbursed the deposit to the Company. Simultaneously, HASA borrowed a new loan from Standard Bank Argentina S.A., for a total amount of Ps. 19.0 million, which accrued interest at a fixed rate, payable on a quarterly basis and the capital maturing on March, 2011. During that month, HASA refinanced the mentioned loan agreement, as per the following detail: US$ 0.4 million at a fixed rate (capital plus interest) to be paid on September 6, 2012; US$ 0.4 million at a fixed rate (capital plus interest) to be paid on March 14, 2012 and Ps. 15.8 million at a fixed rate, with capital to be paid on March 14, 2012 and interests payable on a quarterly basis.

On March 14, 2012, HASA refinanced the loan with Standard Bank Argentina S.A. for Ps. 15.8 million through a bank checking account overdraft agreement with such entity. This agreement provides for a fixed interest rate and a monthly renewal of the agreement term.

Notes to Consolidated Financial Statements (continued)
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 21:                      (Continued)

A.	(Continued)

(ii)	(Continued)

The loan for US$ 0.4 million held with such entity was repaid on the same date.

As a guarantee for this transaction, the Company entered into a put option agreement (Put Right) with Standard Bank Argentina S.A. whereby the Bank receives the right to sell to the Company, which in turn agrees to purchase, 80% of the credit rights arising from the loan in the event of HASA defaulted the loan. As of the date of these financial statements, HASA had committed no event of default.

(iii)	The company and subsidiaries have mortgages over the following properties:

Properties	Book value as of June 30, 2012
Edificio República	210,852
Predio San Martín	69,791
Soleil Factory	74,474
Zetol plot of land	36,070
Vista al Muelle plot of land	25,374

(iv)	New Lipstick LLC maintains a pledge over Metropolitan 885 Third Avenue Leasehold LLC’s shares.

(v)
To guarantee the compliance with all the covenants assumed by Liveck S.A., and the minority shareholder of Zetol S.A. and Vista al Muelle S.A., pursuant to the stock purchase agreement for Vista al Muelle S.A.’s shares executed on June 11, 2009 and the Addendums to such agreement as well as payment of any possible damages and associated expenses, the parties have reciprocally tendered a security interest consisting in a possessory pledge over the shares of Vista al Muelle S.A. and Zetol S.A..

(vi)	On December 28, 2011, 2,061,856 shares of Hersha Hospitality Trust were transferred to Citibank N.A. as collateral for the loan (see Note 13 (1) (h)).

Notes to Consolidated Financial Statements (continued)
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina
NOTE 21:                      (Continued)

B.	Alto Palermo S.A. (APSA)

(i)
On June 15, 2011, APSA granted in favor of Banco Hipotecario S.A. a pledge on the Company´s Class I Non-Convertible Notes issued on May 11, 2007, for a face value of US$ 1.2 million (See Note 22 B.3.).

(ii)	On August 3, 2011, a mortgage was constituted on Soleil Factory (See Note 22 B.2.).

(iii)
As mentioned in Note 24 B.5., to secure the fulfillment of the Concession Agreement with the Administration of Railway Infrastructure (“ADIF”), Arcos del Gourmet S.A. committed itself to hire a surety bond of Ps. 4,460, make an escrow deposit in cash of Ps. 400 and to hire another surety bond in favor of ADIF as collateral to the execution of the works agreed in due time and proper form for Ps. 14,950. These surety bonds were hired during October 2011.

(iv)
As regards the case "Alto Palermo S.A. (APSA) with Dirección General Impositiva in re: Appeal", Case file No. 25,030-I, currently heard by Room A, Office of the 3rd Nomination, the property located at Av. Olegario Andrade 367, Caballito, Buenos Aires City has been encumbered, and its value as of June 30, 2012 amounts to Ps. 45,814 (disclosed in the "Non-current investments- Undeveloped plots of land”).

NOTE 22:	ACQUISITION, CONSTITUTION AND RESTRUCTURING OF BUSINESS AND PROPERTY

A.	IRSA Inversiones y Representaciones Sociedad Anónima

1.	Creation of Cyrsa S.A. - Horizons Project

In January 2007, the Company acquired two adjacent plots of land located in Vicente López, Province of Buenos Aires (one of them, through the purchase of Rummaala S.A., which was the owner of that plot of land and currently is merged with Cyrsa S.A.). The purchase price was US$ 36.2 million of which US$ 30.3 million will be cancelled by handing over certain units of the building to be constructed. As security for this obligation, a pledge was constituted over the shares of Rummaala S.A. and a mortgage was constituted over the Company´s building Suipacha 652, currently reversed.

Notes to Consolidated Financial Statements (continued)
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22:	(Continued)

A.	(Continued)

1.	(Continued)

In April 2007, the Company constituted Cyrsa S.A. (“CYRSA”) and in August 2007, CYRELA was incorporated with the ownership of 50% of CYRSA capital stock. The Company contributed the plots of land and the related liability in kind for a net value of Ps. 21,495 and CYRELA contributed Ps. 21,495 in cash.

Then, a major real estate development known as “Horizons” was launched on the two plots of land mentioned.

From May 2008, CYRSA continued the marketing process of the building units to be constructed on the plot referred to above. Certain clients had made advances by means of signing preliminary sales contracts, reaching 100% of the units to be marketed, which are disclosed in “Customer advances”.

The sale price set forth in these preliminary sales contracts consist of a fixed and determined portion and another portion to be determined in line with the future construction expenses.

Each buyer chose from the following purchase plans:

-	The balance is cancelled in installments and is fully paid at the time of transfer signature of deeds or,

-
Partial cancellation will be on installments payable up to the time of transfer / signatures of deeds, the remaining balance to be financed during 90 months´ term with units having mortgaged guarantees.

As of June 30, 2012, the percentage of completion of the “Horizons” project was 99.69%. Rio block´s towers included in the project have already been completed and are currently signing the title deeds. Likewise, the signature of deeds began for the completed units on Parque block.

Notes to Consolidated Financial Statements (continued)
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22:	(Continued)

A.	(Continued)

2.	Acquisition of Hersha Hospitality Trust (“Hersha")

On August 4, 2009, the Company, through Real Estate Investment Group L.P. (REIG) acquired 5,700,000 shares representing approximately 10.4% of Hersha´s common stock and a call option which matures on August 4, 2014 to purchase an additional 5,700,000 shares at an exercise price of US$ 3.00 per share. Under the agreement, if starting on August 4, 2011 the quoted market price of Hersha´s share exceeded US$ 5.00 per share during 20 consecutive trading sessions, Hersha could settle the call option by issuing and delivering a variable amount of shares to be determined in accordance with certain market values.

The total purchase price paid was US$ 14.3 million. Furthermore, as part of the agreement, the Company has a representative in Hersha’s Board of Trustees, which is currently integrated by nine members.

In January, March and October 2010, the Company through its subsidiaries purchased 11,606,542 additional shares of Hersha’s common stock, for an aggregate purchase price of US$ 47.9 million

During fiscal year ended on June 2011, the Company through its subsidiaries sold 2,542,379 common shares of Hersha, for a total of US$ 16.1 million, which resulted in approximately US$ 11.5 million gain.

On February 10, 2012, Hersha notified REIG its intention to exercise the call option to purchase 5,700,000 shares of Hersha granted in August 2009, pursuant to the duly executed agreements. In furtherance thereof, Hersha has issued 2,521,561 shares, for which REIG has no obligation to pay. The value of the shares amounted to US$ 13.6 million.

As of June 30, 2012 the Company´s direct and indirect interest in Hersha amounts to 9.13% (see Note 27).

The Company accounts for its investment in Hersha at cost.

Notes to Consolidated Financial Statements (continued)
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22:	(Continued)

A.	(Continued)

2.	(Continued)

Hersha is a Real Estate Investment Trust (REIT) listed in the New York Stock Exchange (NYSE) under the “HT” symbol that holds majority interests in 67 hotels throughout the United States of America totaling approximately 9,598 rooms. These hotels are rated as “select service” and “upscale hotels” and they are mainly located in the Northeast coast of the US, including New York, New Jersey, Boston, Washington D.C. and Philadelphia, whilst a few are located in northern California, Los Angeles and Arizona. These properties are operated under franchises that are leaders and enjoy widespread recognition in their markets, such as Marriot International, Intercontinental Hotel Group, Starwood Hotels, Hilton Hotels Corporation, Global Hyatt Corporation and Choice Hotels International.

3.	Acquisition of Lipstick Building, New York

In July 2008, the Company (through its subsidiaries) acquired a 30% interest in “Metropolitan 885 Third Avenue LLC” (“Metropolitan, which main asset (through its subsidiaries) was a rental office building in New York City known as the “Lipstick Building” and the debt related to that asset. The transaction included the acquisition of (i) a put right exercisable until July 2011 to sell a 50% of the interest acquired at the same value paid plus interest at 4.5% per annum and (ii) a right of first offer to acquire a 60% portion of the 5% interest of the shareholding. The total price paid was US$ 22.6 million.

During 2009, and in the context of the financial crisis and shrinkage of the real estate market in New York, Metropolitan incurred in significant losses, which resulted in negative equity mainly due to an impairment recognized in connection with the building. Since the Company’s share in Metropolitan’s losses exceeded its equity interest; the Company recognized a zero value on its investment and a liability of US$ 1.5 million which represented the Company’s maximum amount commitment to fund Metropolitan’s operations.

In December 2010, the negotiations geared towards restructuring the amounts owed under mortgage to the Royal Bank of Canada came to a successful conclusion. The debt was reduced from US$ 210.0 million to US$ 130.0 million (excluding accrued interest) at a Libor plus 400 basic points rate, which may not exceed a maximum rate of 6.25% and with a maturity date fixed at seven years. The junior indebtedness owed to Goldman, Sachs & Co., which had amounted to US$ 45.0 million (excluding accrued interest), was cancelled through a US$ 2.25 million payment.

Notes to Consolidated Financial Statements (continued)
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22:	(Continued)

A.	(Continued)

3.	(Continued)

Metropolitan 885 Third Avenue Leasehold LLC (“Metropolitan Leasehold”) will maintain the existing ground leases in the same terms and conditions in which they had been initially agreed upon, for a remaining 66 years’ term. The final consent to this restructuring has already been tendered by all the parties concerned and the closing was consummated on December 30, 2010, as that is when the company New Lipstick LLC (“New Lipstick”), the new Metropolitan Leasehold holding company, made a US$ 15.0 million principal payment as repayment of the newly restructured mortgage debt, thus reducing it from US$ 130.0 million to US$ 115.0 million.

As a consequence of said closing, the Company has indirectly – through New Lipstick – increased its equity interest in the Lipstick Building to 49%. This increase originated in a US$ 15.3 million capital contribution and in the fact that the put option for 50% of the shareholding initially acquired in Metropolitan, which had amounted to approximately US$ 11.3 million plus accrued interest, has been rendered ineffectual. Besides, the above-mentioned commitment, for US$ 1.5 million, ceased to be in effect.

4.	Acquisition of shares in Banco Hipotecario S.A.

During the last fiscal years, the Company has been conducting various purchase and sale transactions of BHSA shares, as a result of which, as of June 30, 2012, the Company´s direct and indirect ownership interest in BHSA is 29.77% of BHSA´s capital stock (without considering treasury shares).

5.	Acquisition of companies in the Oriental Republic of Uruguay

During the fiscal year ended June 30, 2009, the Company (through Tyrus) acquired by a minimum payment a 100% ownership interest in Liveck S.A. (Liveck), a company organized under the laws of the Oriental Republic of Uruguay. Later, the Company sold 50% of its interest in Liveck to Cyrela Brazil Realty S.A. for an amount of US$ 1.3 million.

Simultaneously, Liveck acquired a 90% interest over the shares of the companies Zetol S.A. (Zetol) and Vista al Muelle S.A. (Vista al Muelle), both property owners in Uruguay’s Canelones Department. The remaining 10% ownership interest in the capital stock of both companies is held by Banzey S.A. (Banzey).

Notes to Consolidated Financial Statements (continued)
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22:    (Continued)

A.	(Continued)

5.	(Continued)

The total price of the purchase of all the shares in Zetol had been fixed at US$ 7.0 million, of which US$ 2.0 million have already been paid, the outstanding balance is to be paid in 5 installments of US$ 1.0 million each plus an annual 3.5% compensatory interest rate calculated on the total outstanding amount and tied to the consummation of the release to the market of the real estate projects or within a maximum term of 93 months counted as from the date of acquisition of the Company. The sellers of the shares of Zetol may choose to receive, in lieu of the amounts outstanding in cash (principal plus interest), the ownership rights to the units to be built in the real estate owned by Zetol representative of 12% of the total marketable square meters built.

The price for the purchase and sale of all the shares in Vista al Muelle amounted to US$ 0.83 million, and accrued an annual 8% compensatory interest rate on the outstanding amounts. As of September 10, 2010, it was completely paid.

To guarantee compliance with the duties agreed by Liveck in the above transactions, Ritelco S.A. has tendered a surety bond guaranteeing payment of 45% of the outstanding balance, interest thereon and the option rights of the sellers.

In the framework of the agreement for the purchase and sale of Zetol and Vista al Muelle and their respective addenda, Liveck has agreed to buy the shares held by Banzey (or Ernesto Kimelman or a company owned by Ernesto Kimelman as the case may be), of Vista al Muelle and Zetol and the latter have agreed to sell them, in exchange for the amount of US Dollars or Uruguayan Pesos, as the case may be, that Ernesto Kimelman or Banzey or a company owned by Ernesto Kimelman (as applicable), would have actually contributed to Zetol and Vista al Muelle, until the execution of said purchase and sale.

The parties have agreed that the obligations mentioned above are dependent upon, and shall be rendered ineffectual if the parties entered into a shareholder agreement no later than July 1, 2011. If no such shareholder agreement is signed, this sale shall be executed and delivered on July 11, 2011. On the balance sheet date, having failed to execute the shareholders' agreement or to sign an agreement to extend the term for such execution, the parties have not expressed their intention to perform the obligations assumed under the agreement to purchase the stock of Vista al Muelle S.A. and Zetol S.A..

Notes to Consolidated Financial Statements (continued)
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22:	(Continued)

A.	(Continued)

5.	(Continued)

The Company and its shareholders intend to develop an urban project that will consist in the construction of apartment buildings to be subsequently sold. The project has already been conferred the “Urban Feasibility” status by Canelones’ Mayor’s Office and its Legislative Council.

In view of the additional development capacity granted by the IMC, the companies agree to pay maximum the sum of US$ 8.1 million for all concepts solely with works and other services as consideration thereof. The works to be carried out in consideration thereof are described in the Contract Plan.

Furthermore, the companies may exercise an option included in the agreement that entitles them to a 15% reduction of the total consideration amount, provided 80% of such consideration has been already been performed with a term of four years as from execution of the Contract Plan.

On the other hand, it states that if the companies do not build the square meters of additional development capacity granted to them, the total consideration amount will also be reduced proportionately as the parties agree.

In December 2009, Vista al Muelle acquired other properties totaling US$ 2.7 million in exchange for a US$ 0.3 million down payment, with the balance to be cancelled through the delivery of home units and/or stores to be built and equivalent to 12% out of 65.54% of the sum of the prices of all of the units covered by the Launching Price List for Sector B (the parties have already signed a plat of subdivision to this end).

In February 2010, it acquired additional real estate for a total of US$ 1.0 million in exchange for a down payment of US$ 0.15 million with the balance to be paid in 3 consecutive and equal installments maturing on December 31, 2011, June 30, 2013 and December 31, 2014 and accruing an annual 3% interest rate on the outstanding balance, payable quarterly and on arrears as from December 31, 2009.

On December 17, 2010, the Company and Cyrela signed a stock purchase agreement whereby a 50% interest in Liveck’s capital stock was reacquired from Cyrela for US$ 2.7 million. This amount is equivalent to the contributions made in Liveck by Cyrela. Therefore, the Company’s interest in Liveck amounted to 100% (through Tyrus).

Notes to Consolidated Financial Statements (continued)
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22:	(Continued)

A.	(Continued)

5.	(Continued)

As part of the agreement, the Company agreed to hold Cyrela harmless in the event of claims asserted by Zetol’s sellers. Besides, if within a term of 24 months as from the date of the agreement Cyrela were not released from the guarantee tendered in favor of the above-mentioned sellers, the Company will be obliged to post a new guarantee in favor of Cyrela, equivalent to 45% of the price balance, interest thereon and the option rights to which Zetol’s sellers are entitled.

6.	Acquisition of a building located at 183 Madison Avenue, New York, NY

On August 26, 2010, the Company together with some U.S. partners, executed an acquisition of a real estate property located at 183 Madison Avenue, New York, NY, through Rigby 183 LLC (“Rigby 183”).

The transaction was closed on December 15, 2010 and the price paid by Rigby 183 was US$ 85.1 million, such payment has been structured through a financing of US$ 40.0 million obtained by Rigby 183 and the sum of US$ 45.1 million paid in cash. Moreover, Rigby 183 has obtained an additional financing of US$ 10.0 million, in order to perform refurbishments and improvements on the building, which is being disbursed as works progress.

On March 31, 2011, the Company sold 8% of its interest in Rigby 183, owned by Real Estate Strategies LLC (“RES LLC”), a company indirectly controlled through Tyrus, in the amount of US$ 3.8 million. As a result, the Company has a 49% interest in Rigby 183 through IMadison LLC (“IMadison”) as of June 30, 2012 (see Note 27).

The building is located in a Manhattan area known as “Midtown South”, at the intersection of Madison Avenue and 34th Street. There are several landmark buildings in the area, such as the Empire State Building, Macy´s Herald Square and Madison Square Garden. This commercial property will be used for rentals of office space and retail stores in the lower part of its 18 stories. Its net leasable area is approximately 22,000 square meters. Based on what has already been discussed, the implicit value per square meter acquired has been US$ 3,717.

IRSA guarantees certain aspects of Rigby loan up to the percentage of its interest in the associated company.

Notes to Consolidated Financial Statements (continued)
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22:	(Continued)

A.	(Continued)

7.	Acquisition of facilities located in San Martín

On March 31, 2011, Quality subscribed a Contract for the Purchase and Sale of Property of an industrial plant owned by Nobleza Piccardo S.A.I.C. y F. (“Nobleza”) located in San Martín, Province of Buenos Aires. The facilities have the necessary features and scales for multiple uses. The facilities have a total area of 160,000 square meters, 80,000 of which is a covered area with high quality warehouses currently being used for industrial purposes. On May 31, 2011, the deed was executed.

The purchase price was agreed on US$ 33 million, and payment was made as per the following detail: US$ 9.9 million have already been paid, and the balance of US$ 23.1 million, plus interests at a 7.5% nominal annual rate calculated on outstanding balances, will be cancelled in three equal and consecutive annual installments. The first installment was paid on May 31, 2012. In guarantee, Quality constituted in favor of Nobleza a first-grade privilege mortgage on the real estate.

Simultaneously with the deed, the parties subscribed a lease agreement by means of which Nobleza will rent the property for a maximum term of 36 months from May 2011. The agreement further included a partial repossession clause between the 8th and the 14th month as from the execution date. Before expiration, the contract was extended for a term of 2 and 6 months until December 2012.

On April 11, 2011, Quality requested the National Antitrust Commission ("CNDC") to issue an advisory opinion on the obligation to notify the operation or not. The CNDC stated that there was an obligation to notify the situation, but Quality filed an appeal against this decision. Subsequently, the Court of Appeals confirmed the CNDC's decision regarding the obligation to notify and, therefore, on February 23, 2012, form F1 was filed, which is being processed as of the date these financial statements are issued.

Furthermore, Quality has recently obtained pre-approval by the Municipality of San Martín to extend of the purposes for which the property can be used, including Shopping Center, Entertainment, Events, Commercial Offices, Parking and other ancillary uses.

Based on these considerations and the strategic location of the property, the Company considered acquiring it in order to develop a shopping center in the future (see Note 16.9 to the Basic Financial Statements).

See Note 16.9. to the Basic Financial Statements.

Notes to Consolidated Financial Statements (continued)
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22:	(Continued)

A.	(Continued)

8.	Acquisition of Bitania 26 S.A’s shares

On December 12, 2011, Ritelco S.A. purchased 9,800,000 non-transferable nominative common shares, of one vote each, issued by the company Bitania 26 S.A., representative of 49% of its capital stock. Bitania 26 S.A. owns the hotel “Esplendor Savoy” in the city of Rosario. The amount of the transaction was set in US$ 5.0 million, which has been settled.

9.	Purchase of shares and warrats Supertel Hospitality Inc. (“SHI”)

During February 2012, the Company — through Real Estate Strategies, L.P. ("RES LP"), in which Efanur S.A. holds a 66.79% interest — completed the deal for the acquisition of 3,000,000 Series C convertible preferred shares issued by SHI, for a total amount of US$ 30.0 million.

The mentioned preferred shares accrue a preferred dividend of 6.25% per annum and grant, the same politic rights as those of the common shares. Additionally, subject to certain limitations, they are convertible into common shares, at a rate of ten shares per preferred share, for a five-year term.

Likewise, as part of the purchase agreement, RES LP has received warrants to purchase 30 million of additional common shares. Subject to certain limitations, these warrants can be exercised at any time within a five year term after the transaction is closed, at a price of US$ 1.20 per share.

Subject to the investment agreements, RES LP is entitled to appoint up to 4 directors, out of a total of 9, and to exercise pre-emption rights over future issues.

So far, RES LP has designated the 4 directors and holds voting rights on 34% of SHI. Likewise, the rights to convert both preferred shares and warrants into common shares are restricted to the same percentage.

SHI focuses its activity on medium class long-stay hotels and today controls hotels in 23 states of the United States of America, which are managed by diverse operators and franchises, such as Comfort Inn, Days Inn, Hampton Inn, Holiday Inn, Sleep Inn and Super 8, among others.

Notes to Consolidated Financial Statements (continued)
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22:	(Continued)

A.	(Continued)

10. Acquisition of APSA´s shares

During the fiscal year ended June 30 2012, E-Commerce acquired through successive purchases 44,232 shares of APSA, for a total amount of Ps. 691, which represents a 0.035% of APSA’s capital stock. Following such acquisitions, for the fiscal year ended June 30, 2012, the direct and indirect interest of the Company in APSA amounts to 95.61% (see Note 27).

B.	Alto Palermo S.A.

1.	Acquisition of Arcos del Gourmet S.A.´s shares

On November 27, 2009, APSA acquired shares of common stock representing 80% of the capital stock of Arcos del Gourmet S.A, establishing the price for the shares in: (i) 40% of the shares acquired at US$ 4.3 million and (ii) for the remaining 40% at a fixed price of US$ 0.84 million plus a price to be determined as the equivalent of 20% of the investment required to develop the project up to an amount of US$ 6.9 million.

Additionally, on September 7, 2011, APSA acquired shares which represent 8.185% of the voting capital in the amount of US$ 1.75 million. Furthermore, it agreed to modify the variable price of shares acquired in 2009 by setting it at 10% of any capital increase made in Arcos de Gourmet S.A.

The remaining unpaid balance as of the date of these financial statements consists of 10% of every increase of the capital, to be made in Arcos del Gourmet S.A. until committed work is concluded, disclosed at its discounted value in “Short-term and long-term debt”.

Notes to Consolidated Financial Statements (continued)
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22:	(Continued)

B.	(Continued)

2.	Acquisition of a commercial center goodwill

On December 28, 2007, APSA signed an Agreement for Partial Transfer of Goodwill with INC S.A. for acquiring one of the parts of the goodwill established by a commercial center where “Soleil Factory” currently develops activities.

On July 1st, 2010, APSA and INC S.A. executed the definitive instrument for the partial transfer of the goodwill and memorandum of closure by which INC S.A. transferred the goodwill of the commercial center; becoming operational on such date. Guidelines provided that INC S.A. did not transfer APSA its receivables or its payables from the part of the goodwill transferred originated before executing the final agreement. It should be noted that the goodwill and the building related to the hypermarket transaction located on the same premises were excluded from the transaction.

On April 12, 2011, the National Antitrust Commission notified APSA of its authorization of this transaction.

On August 3, 2011, INC S.A. granted to APSA the conveyance deed of the property.

The total price for this transaction was US$ 20.7 million of which, US$ 7.1 million were paid at the time of subscription of the purchase agreement, US$ 1 million at the time of recording the public deed, and the balance of US$ 12.6 million accrues an annual interest rate of 5% plus VAT. The interest will be repaid in seven annual and consecutive installments having matured the first installment on July 1, 2011. The capital will be settled with the last interest installment, or with the issuance of the title deed, whichever the later.

Additionally, APSA granted a first-grade privilege mortgage on the property in favor of INC S.A to secure payment of the balance plus interest.

The above is disclosed in the accounts Short and Long term Debt for its net present value.

Notes to Consolidated Financial Statements (continued)
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22:	(Continued)

B.	(Continued)

2.	(Continued)

Furthermore, APSA has signed an offering letter for acquiring, building and running a commercial center in a real estate owned by INC S.A., located in the City of San Miguel de Tucumán, Province of Tucumán. The price of this transaction is US$ 1.3 million, of which US$ 0.05 million were paid on January 2, 2008. Such disbursement was recorded suppliers advances. This transaction was subject to certain conditions precedent, among which APSA should acquire from INC S.A. the goodwill constituted by the commercial center operating in Soleil Factory. Having complied with such condition on July 1, 2010, APSA shall start the works on May 2, 2011. However, before starting with the works, INC S.A. should have: a) granted the title deeds to APSA's future units to APSA, and b) transferred to APSA the rights to the registered architectural project and the effective permits and authorizations to be carried out in APSA's future units. As of the date of issuance of these financial statements, any of the two conditions have been fulfilled.

3.	Sale of equity interest in Tarshop S.A.

On October 30, 2009, Tarshop S.A. capitalized capital contributions made by APSA increasing the Company’s interest in Tarshop S.A. to 98.5878%.

During January 2010, APSA acquired the remaining minority interest (1.4122%) in Tarshop S.A. for US$ 0.54 million, reaching the 100% of the shareholding.

On December 22, 2009, APSA reported the approval by its Board of Director the sale, assignment and transfer on behalf of Banco Hipotecario S.A. the amount of 107,037,152 registered nonendorsable shares of common stock with a face value of Ps. 1 each and entitled to one vote per share, representing 80% of the Tarshop S.A. shares.

Notes to Consolidated Financial Statements (continued)
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22:	(Continued)

B.	(Continued)

3.	(Continued)

In this line of thought, on December 29, 2009, contractual documents related to the transaction were executed, which was subject to the approval by the Argentine Central Bank (BCRA) granted on August 30, 2010. Consequently, on September 13, 2010, the respective memorandum of closure was executed. The total price paid for the purchase of shares stood at US$ 26.8 million. Under this transaction, APSA granted Banco Hipotecario S.A. a security agreement for two years over its own Series III Notes, issued on November 10, 2009, for a face value of Ps. 5 million, which worked as guarantee upon any price adjustment that may result in favor of Banco Hipotecario S.A. as provided by the purchase agreement.

On June 15, 2011, APSA granted in favor of Banco Hipotecario S.A. a pledge on its Series I Non-Convertible Notes issued on May 11, 2007, for a face value of US$ 1.2 million to replace the previous pledge, which was cancelled and the funds were released.

On October 11, 2011 Banco Hipotecario released 50% of the pledged Non-Convertible Notes and the remaining 50% would be released after two years as from the date appearing on the Closing Minute.

In compliance with the conditions defined in the agreement in question, APSA committed itself to not competing for 5 years in the credit card and/or consumer loan business in which Tarshop S.A. has a presence.

Additionally, under this transaction, receivables and payables between APSA and Tarshop S.A. have been compensated.

Notes to Consolidated Financial Statements (continued)
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22:(Continued)

B.	(Continued)

4.	Acquisition of the building known as Ex-Escuela Gobernador Vicente de Olmos (City of Córdoba)

On November 20, 2006, APSA acquired the building known as Edificio Ex-Escuela Gobernador Vicente de Olmos (Patio Olmos), located in the city of Córdoba through a public bidding in the amount of Ps. 32,522.

The building is under a concession agreement effective for 40 years, falling due in February 2032, which grants the concession holder the commercial exploitation of the property. Such agreement provides for paying a staggered fee in favor of the concession principal which shall be increased by Ps. 2.5 every 47 months. As of the issuance date of these financial statements, the concession is at the 244 month, with a current monthly fee of Ps. 15.1 while the next increase is scheduled for the 281 month.

On September 25, 2007, the transfer deed for the building was signed with the Government of the Province of Córdoba and the transference of the respective concession contract.

Afterwards, the government of the Province of Córdoba declared the property to be of public use and subject to partial expropriation in order to be used exclusively for the Libertador San Martin theater. APSA has answered a complaint in an action and to challenge the law that declared such public interest on unconstitutional grounds. In the alternative, it has challenged the appraisal made by the plaintiff and, additionally, it has claimed damages not included in the appraisal and resulting immediately and directly from expropriation.

APSA has recorded this transaction as non-current investments.

5.	Barter transaction agreements

On October 11, 2007, APSA subscribed with Condominios del Alto S.A. a barter contract in connection with an own plot of land, Plot 2G, located in the City of Rosario, Province of Santa Fe.

Notes to Consolidated Financial Statements (continued)
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22:	(Continued)

B.	(Continued)

5.	(Continued)

As partial consideration for such barter, Condominios del Alto S.A. agreed to transfer the full property, possession and dominium in favor of APSA of the following future real estate: (i) fifteen (15) functional housing units (apartments), with an own constructed surface of 1,504.45 square meters, which represent and will further represent jointly 14.85% of the own covered square meters of housing units (apartments) of the real estate that Condominios  del  Alto S.A. will  build in Plot G, and (ii) fifteen (15) parking spaces, which represent and will further represent jointly 15% of the own covered square meters of parking spaces in the same building.

On March 17, 2010, APSA and Condominios del Alto S.A. subscribed a supplementary deed specifically determining the units for bartering that will be transferred to APSA and the ownership title to 15 parking spaces.

The parties have determined the value of each undertaking in the amount of US$ 1.1 million.

On December 28, 2011, APSA and Condominios del Alto S.A. signed a deed by means of which Condominios del Alto S.A. transferred the units committed in favor of APSA, thus settling the consideration to be fulfilled by Condominios del Alto S.A.

APSA also granted Condominios de Alto S.A. an acquisition option through barter of plot 2 H. On November 27, 2008, the title deed for the plot of land 2 H was executed for US$ 2.3 million, a value that the parties have determined for each of their considerations.

As partial consideration for the above mentioned barter, Condominios del Alto S.A. agreed to transfer the full property, possession and ownership in favor of APSA of the following future real estate: (i) forty two (42) functional housing units (apartments), which represent and will further represent jointly 22% of the own covered square meters of housing (apartments) of the building that Condominios del Alto S.A. will construct in Plot H; and (ii) forty seven (47) parking spaces, which represent and will further represent jointly 22% of the own covered square meters of parking spaces in the same building.

Notes to Consolidated Financial Statements (continued)
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22:	(Continued)

B.	(Continued)

5.	(Continued)

On April 14, 2011, APSA and Condominios del Alto S.A. subscribed a supplementary deed which specifies the functional housing units (apartments) that were compromised in the barter transaction agreement that should be transferred to APSA and the ownership title of the forty five (45) parking spaces and five (5) storage spaces.

The table below lists the status of acceptance of offers for the offices and parking spaces of the Torres de Rosario under construction.

Lots	Agreed price (in thousands of US$)	Amount collected as of 06.30.12 (in thousands of US$)
2H	2,663	1,902

The above is disclosed in Inventories (Note 8) in Torres de Rosario line.

6.	Beruti plot of land

On October 13, 2010, TGLT S.A. and APSA subscribed an agreement of purchase by which APSA sells a plot of land located on Beruti 3351/59. The transaction was agreed upon at US$ 18.8 million. TGLT plans to construct a department building with residential and commercial parking. In consideration, TGLT S.A.. commits to transferring APSA: (i) a number to be determined of departments representing altogether 17.33% of proprietary square meters that may be sellable in departments in the building to be constructed; (ii) a number to be determined of complementary/functional parking units representing altogether 15.82% of square meters in parking in the same building; (iii) all units earmarked for commercial parking and (iv) the amount of US$ 10.7 million payable upon granting the title deed. This amount has been settled as of the date of these consolidated financial statements.

In compliance with what was agreed upon in the previously mentioned agreement of sale, on December 16, 2010, it was executed the title deed by which APSA transfer the entire ownership and title to TGLT S.A. to the previously mentioned plot of land. TGLT constituted in favor of APSA a mortgage on the real estate, as collateral for the fulfillment of the obligations assumed in the title deed.

The above is disclosed in the accounts inventory and fixed assets, in the line Units to be received Beruti.

Notes to Consolidated Financial Statements (continued)
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22:	(Continued)

B.	(Continued)

7.	Barter with CYRSA S.A.

On July 31, 2008, a conditioned barter commitment was executed by which APSA would transfer CYRSA 112 parking spaces and the rights to increase the height of the property to build two tower buildings on the air space COTO.

On December 17, 2010, APSA and CYRSA signed an agreement in order to finish the barter agreement.

8.	Paraná plot of land

On June 30, 2009, APSA subscribed a Letter of Intent by which it stated its intention to acquire from Wal-Mart Argentina S.A. a plot of land of about 10,022 square meters located in Paraná, Province of Entre Ríos, to be used to build, develop and exploit a shopping center or mall.

On August 12, 2010, the agreement of purchase was executed. The purchase price stood at US$ 0.5 million to be paid as follows:
i) US$ 0.05 million was settled as prepayment on July 14, 2009,
ii) US$ 0.1 million was settled upon executing such agreement, and
iii) US$ 0.35 million will be paid upon executing the title deed.

On December 29, 2011, possession of the real estate was granted, and a minute was signed in which the parties agreed that the deed transferring ownership will be granted on June 30, 2012, or within sixty (60) consecutive days as from the date in which the selling party evidences with a certified copy before the buying party that the real estate is not subject to any encumbrance, burden, limit or restriction to the ownership, except for the electroduct administrative easement in favor of EDEER S.A.

On June 29, 2012, the parties have agreed to extend the term for the execution of the title conveyance deed, which shall be executed within sixty (60) days as from the date in which the selling party evidences with a certified copy before the buying party that the real estate is not subject to any encumbrance, burden, limit or restriction to the ownership, except for the mentioned administrative easement.

The real estate is disclosed under the fixed assets line item.

Notes to Consolidated Financial Statements (continued)
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22:	(Continued)

B.	(Continued)

9.	Acquisition of Nuevo Puerto Santa Fe S.A.´s shares

On June 15, 2011, APSA, by itself and through its controlled affiliate Torodur S.A. (buyers) (see Note 16 4. to the Basic Financial Statements), acquired from Boldt S.A. and Inverama S.A. (sellers) a fifty per cent (50%) stake in the shares of Nuevo Puerto Santa Fe S.A. (NPSF), a company that is lessee of a property built and operated as a shopping center (La Ribera) in the port of the city of Santa Fe, Province of Santa Fe.

The purchase price payable for this acquisition of a 50% stake amounts to US$ 4.5 million payable 19 monthly non-interest bearing installments, the latter installment being payable on February 2013. This debt is disclosed at its net present value under the Short and long term debt line item.

Additionally, the purchasers paid to the sellers, proportionally to the shares purchased, 50% of the working capital calculated on the purchase agreement, which stemmed from the special closing financial statements of NPSF. The latter prepared them as a supplement to the price.

The purchase of shares of NPSF was contingent upon the approval by the Regulatory Entity of the Port of Santa Fe of the share composition of NPSF provided, in addition, that the Caja de Asistencia Social Lotería de Santa Fe would not raise any challenge against the transaction.

As of August 18, 2011, once this condition was met the actual transfer of shares was completed. APSA and Torodur S.A. became owner of 33.33% and 16.66% of the capital stock, respectively, which together represent 50% of the voting capital of NPSF. Likewise GRAINCO S.A. owns the remaining  of 50% of the capital stock. Furthermore, NPSF and Casino Puerto de Santa Fe entered into a sublease agreement which replaces the previous lease agreement originally held by NPSF.

Notes to Consolidated Financial Statements (continued)
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22:	(Continued)

B.	(Continued)

10.	Sale of properties

Rosario plot of land

APSA has subscribed the following acceptance offers for the plot of land of the building located in the District of Rosario, City of Rosario, Province of Santa Fe:

Lots	Offer date	Agreed price (in thousands of US$)	Collected amount 06.30.12 (in thousands of US$)	Title deed´s date
2 A	04/14/10	4,200	4,200	05/26/11
2 E	05/03/10	1,430	1,430	09/29/10
2 F	11/10/10	1,931	1,931	07/06/11
2 B	12/03/10	1,507	1,507	08/11/11
2 C	12/03/10	1,507	1,507	08/11/11
2 D	12/03/10	1,539	1,539	03/20/11

The lots subject to these transactions have been recorded to the Inventories account until the signatures of deeds.

11.	Apsamedia S.A.´s operations (formerly Metroshop S.A., which changed its legal name)

On May 21, 2010, APSA and Tarshop S.A. executed an agreement to formalize the transfer of shares by which Tarshop S.A. sold to APSA 18,400,000 registered non-endorsable shares of common stock with a face value of Ps. 1 each and entitled to 1 vote per Class "A” share representing 50% of Apsamedia S.A.'s capital stock. The transaction price was set at Ps. 0.001 for the total shares.

On January 13, 2011, APSA and Metronec S.A. executed a share purchase agreement by which Metronec S.A. has sold to APSA 18,400,000 registered non-endorsable shares of common stock with a face value of Ps. 1 each and entitled to 1 vote per Class "B” share representing 50% of Apsamedia S.A.'s capital stock.

Finally, on April 18, 2011, APSA transferred to Fibesa S.A. (APSA´s subsidiary) 1,840,000 shares, representative of 5% of Apsamedia S.A.’s capital stock for a total amount of Ps. 0.8 million, which has been cancelled as of the date of these financial statements.

Notes to Consolidated Financial Statements (continued)
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina
NOTE 22:	(Continued)

B.	(Continued)

11.	(Continued)

As an action subsequent to the taking over, Metroshop S.A. made two offers to Tarshop S.A., later accepted by Tarshop S.A., to grant the following assets:

i)
Receivables from consumption transactions carried out through December 31, 2010 and that are performing or in default for not more than 60 days (both those in Metroshop S.A.’s own portfolio and those assigned to Fideicomiso Financiero Metroshop S.A. Serie XV- previous return of them).

ii)	The contractual position in the credit card issuance agreements whose customers did not have as of December 31, 2010 a default for over 60 days in complying with their obligations.
iii)	All credit card customers or accounts and consumer loans.
iv)	Lease agreements on certain branches and their personal property.
v)	Labor agreements for payroll personnel.

On July 20, 2011, the Special General Shareholders Meeting held by unanimous consent of Metroshop S.A. approved the change of corporate name to Apsamedia S.A. and the amendment of its corporate purpose to capitalize on market opportunities. Apsamedia S.A. will continue providing its services, which have been broadened in scope:

-	Consumer credit marketing and financing.
-	Issuance and marketing of credit cards.
-	Performance of any type of agency and representation.
-	Management of administrative, advertising and commercial activities.

Such amendments were registered with the Inspección General de Justicia (Corporate Record Office) on August 29, 2011, under number 17,795.

Notes to Consolidated Financial Statements (continued)
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22:	(Continued)

B.	(Continued)

11.	(Continued)

On October 7, 2011, Apsamedia, as trustor, together with Comafi Fiduciario Financiero S.A., acting as Trustee of the “Fideicomiso Financiero Privado Yatasto”, as Original Holder, created a private financial trust called "Consumo Centro", which was assigned by Apsamedia under trust the legal ownership of certain receivables that were not in good standing, including  consumer loans, credit card receivables and refinanced receivables generated by Apsamedia in the ordinary course of business, and which shall issue pass-through in favor of the Original Holder. Receivables assigned to the trust amount to Ps. 39.1 million approximately, which were reserved. Apsamedia will assume no liability whatsoever for the creditworthiness or repayment capacity of any of the debtors, or for the success or failure to collect such receivables, or for compliance by debtors of obligations assumed in relation to such receivables.

The price of the Assignment in Trust amounts to Ps. 1.9 million. Such price less the sums of money received as payment by Apsamedia between August 26, 2011, cutoff date, and October 7, 2011, which amount to Ps. 0.15 million, were transferred to a pesos-denominated checking account held by APSA at Banco Comafi for a total amount of Ps. 1.8 million. During this fiscal year, Apsamedia S.A. started to develop the lease of advertising spaces activities in the Company’s shopping centers.

On June 29, 2012, the Ordinary and Unanimous Shareholders’ Meeting of Apsamedia S.A. unanimously approved the capitalization of irrevocable contributions in the amount of Ps 29,719, made by APSA, thus issuing 29,719,311 ordinary, registered, non-endorsable shares entitled to one vote each to be delivered to the latter.

As of June 30, 2012, APSA´s direct and indirect interest in Apsamedia S.A. amounted to 100%.

Notes to Consolidated Financial Statements (continued)
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22:	(Continued)

B.	(Continued)

12.	Purchase of TGLT S.A.’s shares

On November 4, 2010, APSA acquired 5,214,662 registered, non-endorsable shares of common stock, entitled to one vote per share, issued by the Company TGLT S.A. for a total amount equivalent to Ps. 47.1 million under the initial public offering of the latter.

Thereafter, during fiscal year 2011, APSA acquired 1,017,234 additional shares for a total consideration of Ps. 9.2 million, representing, together with the Company´s interest, 8.87% of the TGLT S.A. shares at the end of that year.

During the fiscal year ended June 30, 2012, APSA acquired 262,927 additional shares for a total amount of Ps. 2.6 million. As of June 30, 2012 the Company holds a total interest of 9.25% of the TGLT S.A.´s shares, considering the direct and indirect interest through APSA (see Note 16 8. to the Basic Financial Statements).

13.	Contribution to the Risk Fund of Don Mario S.G.R.

On June 29, 2012, the Undersecretariat for Promoting Financing for the Small and Medium Businesses (SEPYME) authorized APSA as “Protector Partner” of Don Mario S.G.R. (“Don Mario”). Moreover, on that date, APSA effectively made a contribution to Don Mario’s risk fund in the amount of Ps. 10 million, in its capacity as Protector Partner, which is disclosed in Note 5.

Additionally, Don Mario assigned and transferred upon APSA five Class “B” shares of Don Mario, with a nominal value of Ps. 1 each share and entitled to one vote per share, in the amount of Ps. 0.005 which have been paid in case upon execution of the assignment.

14.	Acquisition of Luján plot of land.

On May 22, 2012, the APSA’s Board of Directors announced the acquisition of a plot of land of 115 hectares in Lujan, Province of Buenos, which was owned by Cresud S.A.C.I.F. y A for an amount of US$ 8.96 million, which has been fully paid as of the financial statements date.

Notes to Consolidated Financial Statements (continued)
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22:	(Continued)

B.	(Continued)

14.	(Continued)

Such transaction was carried out in order to develop a mixed purpose project in the future since the plot of land has localization and scale features that are apt for business development, and already has the municipal authorization to carry on such businesses there.

This plot of land is recorded under the item non-current investments (Note 5).

NOTE 23:                      CAPITAL AND CONVERTIBLE AND NON CONVERTIBLE NOTES PROGRAM

A.	Alto Palermo S.A.

1.     Issuance of convertible notes

On July 19, 2002, APSA issued Series I of Convertible Notes (“ONC”) for up to US$ 50 million with a face value of Ps. 0.1 each., maturing on July 19, 2014.

The ONC accrue interests at a fixed nominal rate of 10% per annum. Interest is payable semi-annually. They can be converted at any time by choice of each Corporate Noteholder into common shares at a conversion price which is the higher of: (i) the result of dividing the Company’s shares face value (Ps. 0.1) by the exchange rate, and (ii) US$ 0.0324, which means that each ONC can be turned into 30.864 shares of Ps. 0.1 face value. The shares underlying the conversion of the notes will be entitled to the same right to collect any dividends to be declared after the conversion as the shares outstanding at the time of the conversion.

This issuance was resolved at the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by the National Securities Commission Resolution No. 14,196 dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

On October 7, 2010, holders of ONC for a face value of US$ 15.5 million exercised their conversion rights. Consequently, the Company issued 477,544,197 shares of common stock with a face value of Ps. 0.1 each. As from the conversion and issuing of the shares, common stock of APSA increased from 782,064,214 to 1,259,608,411 shares.

Notes to Consolidated Financial Statements (continued)
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 23:	(Continued)

A.	(Continued)

1.	(Continued)

Additionally, on September 21, 2011, a ONC holder exercised his conversion right. Thus, the Company issued 277,777 common shares of Ps. 0.1 face value each. After the conversion and issue of the shares, the Company’s capital stock increased from 1,259,608,411 to 1,259,886,188 common shares and the Company interest in APSA decreased to 95.57%. Therefore, as from the program issuing date until June 30, 2012, the ONC holders have exercised their right to convert in APSA common shares for a total amount of US$ 18.3 million.

As of June 30, 2012, ONC amounts to US$ 31.7 million, mainly held by the Company.

On May 26, 2011 APSA has made an offer to repurchase them, subject to certain conditions (See Note 23 A.3.).

2.	Issuance of Non- convertible notes

On May 11, 2007, APSA issued two new series of Non-Convertible notes for a total amount of US$ 170 million. These issuances are included within the Global Issuance Program of Non-Convertible notes, for a face value of up to US$ 200 million authorized by the National Securities Commission (CNV) by means of Resolution No. 15,614 dated April 19, 2007. The APSA´s Ordinary and Extraordinary General Shareholders’ Meeting held on October 29, 2009 approved the increase in the amount of the Global Issuance Program of Non-Convertible notes in place up to US$ 200 million, reaching a total amount of US$ 400 million.

Series I relates to the issuance of US$ 120 million, capital maturing on May 11, 2017, which accrue interest at a fixed interest rate of 7.875% paid semiannually on May 11 and November 11 of each year as from November 11, 2007.

On April 18, 2011 APSA acquired from Cresud S.A.C.I.F. y A., the Company´s parent company, Non-Convertible notes Series I due in 2017 for a face value of US$ 5 million at a price of US$ 5.1 million, which resulted from averaging the prices quoted by three banks plus accrued interest until settlement of the transaction. As of June 30, 2012, total Series I notes repurchased by APSA amount to US$ 10.0 million.

Notes to Consolidated Financial Statements (continued)
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 23:	(Continued)

A.	(Continued)

2.	(Continued)

On June 15, 2011, APSA granted in favor of Banco Hipotecario S.A. a pledge on its Series I Non-Convertible notes, for a face value of US$ 1.2 million.

Series II was related to the issuance of Ps. 154 million (equivalent to US$ 50 million). Principal was settled in seven, equal and consecutive semiannual installments as from June 11, 2009, and accrued interest at 11% per annum, maturing on June 11 and December 11 of each year as from December 11, 2007.

As of June 30, 2012, Series II is completely cancelled.

Additionally, under such Global Issuance Program of Non-Convertible Notes, on November 10, 2009, the placement of the two new Series of Non-Convertible Notes for a total value of Ps. 80.7 million was completed.

Series III related to the issuance of Ps. 55.8 million which matured on May 12, 2011 and accrued interest at variable Badlar rate plus a 3% payable on a quarterly basis. On May 12, 2011, APSA made the last payment of interest and paid off all of the principal of the series referred above.

Series IV related to the issuance of Ps. 24.9 million (equivalent to US$ 6.6 million), which matured on May 12, 2011 and accrued interest at a fixed rate of 6.75%, payable on a quarterly basis. On May 12, 2011, APSA made the last payment of interest and paid off all of the principal of the Series referred above.

The APSA´s Ordinary and Extraordinary General Shareholders’ Meeting held on October 29, 2009 approved the creation of a Global Program for the issuance of securities representing short-term debt (up to one year term) in the form of simple notes not convertible into shares, denominated in pesos, US dollars or any other currency with unsecured, special, floating and/or any other guarantee, including third party guarantee, either subordinated or not, for a maximum outstanding amount at any time that may not exceed the equivalent in Ps. of US$ 50 million.

Notes to Consolidated Financial Statements (continued)
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 23:	(Continued)

A.	(Continued)

3.	Capital increase

On May 26, 2011, APSA’s Ordinary and Extraordinary Shareholders Meeting, held on this date, decided, among other points, the following:

•
Capital stock increase of up to Ps. 108 million through the issue of up to 1,080,000,000 new common shares of par value Ps. 0.10 each, on one or many offerings, with a share premium or not and with one voting right per share, with dividend rights in equal conditions as the rest of the outstanding shares at the issuing date, following a public offering in the country or abroad. The meeting established the parameters under which the Board of Directors will settle the share premium, with a range of prices for the share, being the minimum price Ps. 25.6133 per share of par value Ps. 1 or US$ 25.1 per ADS and a maximum price of Ps. 75 per share of par value Ps. 1 or US$ 73.4970 per ADS.

•
Delegation on the Board of Directors of the power to define all the terms and conditions of the issuing process in one or several offerings, not expressly determined in the Shareholders Meeting with the power to sub-delegate on one or more than one director or manager, or the people that they authorize.

•
Reduction of the term to exercise the preemptive subscription right and the accretion right to up to 10 calendar days, as provided by section 194 of Act No. 19,550 and the regulations in force, delegating on the Board of Directors the most extensive powers in order to fulfill the capital stock increase.

•
Approval of the terms and conditions of the repurchase offering – in the context of the capital increase and subject to the effective fulfillment of this – of the outstanding convertible notes as of May, 2011 with par value US$ 31,755,502, for the amount of US$ 36.1 million, equivalent to US$ 1.13666 per convertible notes.

NOTE 24:                      SIGNIFICANT EVENTS

A.	IRSA Inversiones y Representaciones Sociedad Anónima

1.	Investment in Banco Hipotecario

Banco Hipotecario´s treasury Shares

In the course of the 2009 fiscal year and with the Total Return Swap dated January 29, 2004 having expired, Banco Hipotecario received treasury shares Clase D totaling 71.1 million.

On April 30, 2010, the Extraordinary General Shareholders’ Meeting of Banco Hipotecario resolved to delegate upon the Board of Directors the decision to pay with the treasury shares in portfolio the StAR coupons resulting from the debt restructuring as advisable based on the contractually agreed valuation methods and their actual market value after allowing the shareholders to exercise their preemptive rights on an equal footing.

On June 16, 2010, the Board of Directors of Banco Hipotecario offered to sell 36 million of its treasury Class D shares to its existing shareholders. On July 26, 2010, in the framework of the offering, the Bank sold approximately 26.9 million of its treasury Class D shares. On August 3, 2010, the Bank applied the proceeds from the offering and the remaining Class D shares to the cancellation of the StAR coupons maturing on that date.

On April 13, 2011, Banco Hipotecario´s Special Shareholders Meeting decided to authorize the Board of Directors to sell treasury shares in the open market, reducing to ten days the term established for the exercise of pre-emptive rights, which term is not applicable where the sale of shares does not exceed 1% of the Company's capital stock in any given period of 12 months.

The Company’s Banco Hipotecario treasury shares still in its portfolio amount to 36.6 million and entail an increase in the Company’s ownership interest. As considered for valuation purposes, they have risen from 29.77% to 30.51%.

Notes to Consolidated Financial Statements (continued)
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 24:	(Continued)

A.     (Continued)

1.	(Continued)

Dividends Payment

Banco Hipotecario’s General Annual Shareholders Meeting, held on April 13, 2011 approved the payment of dividends for a total amount of Ps. 100 million, equivalent to 6.66667% of the capital stock or Ps. 0.068335 per outstanding share of par value Ps. 1, corresponding to the fiscal year ended on December 31, 2010. As per the Company’s holding, it is entitled to Ps. 30.51 million.

As of the date of issuance of these financial statements, the availability of this dividend is liable to BCRA’s approval in accordance with the regulation disclosed by Communication “A” 5072, its amendments and complementary regulations. The BCRA has not yet issued its approval. Additionally, on January 27, 2012, BCRA issued communications “A” 5272 and “A” 5273, by means of which it ruled the increase of some parameters of minimum capital stock to be paid-in in order to allow for dividends distribution.

2.	Compensation plan for executive management

During the year ended June 30, 2012, the Company together with its subsidiary APSA, have contributed Ps. 1,496 to the Management capitalization program.

3.	Compulsory expropriation order of the lot owned by Canteras Natal Crespo S.A.

On April 8, 2011, Canteras Natal Crespo S.A. (Canteras) and Caminos de las Sierras S.A. (Caminos) subscribed an agreement by means of which Canteras granted Caminos an occupation permit and the possession over a piece of land of approximately 2 ha. 8,250 square meters (portion), located on provincial road E-55 in the province of Córdoba, so that Caminos performed the works necessary for the toll road, based on the Concession agreement subscribed with the provincial Government.

With the aim of completely and adequately affecting the area to road works to be performed by Caminos, the land will be subject to the Compulsory Expropriation Regime ruled by Provincial Act No. 6,394 and its complementary rulings. The management and fulfillment of all the requirements provided by this Act will be exclusively in charge of Caminos, who shall start the proceedings within ninety (90) days as from the date of subscription of the Agreement.

Notes to Consolidated Financial Statements (continued)
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 24:	(Continued)

A.     (Continued)

3.	(Continued)

The appraisal of the piece of land will be in charge of the provincial General Appraisal Council (Council) or the organization and/or entity established to replace it. Caminos has committed to the payment of compensation resulting from the appraisal performed by the Council plus 10% of the amount (compensation). As advance payment, Caminos gave the amount of Ps. 0.8 million. Once the appraisal is performed, Caminos shall pay Canteras the positive difference resulting from the compensation and the advances. The payment term shall be ninety (90) days from the Council’s resolution. Should the compensation be less than the amount advanced by Caminos, the amount already collected by Canteras will automatically be the final value for the piece of land and the existing difference shall be considered as repayment for the damages immediately and directly derived from the expropriation. As of the date these financial statements were issued, Canteras had transferred Caminos the possession of the piece of land.

4.	Negative working capital

At the period the Company had posted a Ps. 317,417 deficit in its working capital. The treatment to be afforded to this situation is currently being considered by the Board and the Company’s Management.

B.	Alto Palermo S.A.

1.     Financing and occupation agreement with NAI INTERNATIONAL II, INC.

On August 12, 1996 Empalme S.A.I.C.F.A. y G. (merged into Shopping Alto Palermo S.A. as from January 1 st, 2009, then merged into APSA), executed an agreement with NAI INTERNATIONAL II, INC. (subsequently transferred to NAI INTERNATIONAL II, INC. – Branch Argentina) by means of which the latter granted a loan for an original principal of up to US$ 8.2 million for the construction of a multiplex cinema and part of the parking lot located in the premises of Córdoba Shopping – Villa Cabrera, which are disclosed in Fixed assets, net.

As stated in the occupation agreement related to the loan agreement, the amounts due are set off against payments generated by the occupation held by NAI INTERNATIONAL II, INC. of the building and the area known as cinema. The agreement provides that if after October, 2027, there still is an unpaid balance of the loan plus respective interest thereon, the agreement will be extended for a final term established as the shorter of the term required to fully repay the unpaid loan amount, or ten years.

Notes to Consolidated Financial Statements (continued)
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 24:(Continued)

B.	(Continued)

1.	(Continued)

If the last term has elapsed and there still is an unpaid balance, APSA will be released from any and all obligation to pay the outstanding debt.

On July 1st, 2002 an amendment to the agreement was established, whose most important resolutions are as follows:

•	The outstanding debt was de-dollarized (Ps. 1 = US$ 1).

•
An antichresis right was created and it was established that all obligations assumed by Empalme S.A.I.C.F.A. y G. under the agreement by which the normal use and operation of the cinema center is warranted to NAI INTERNATIONAL II, INC., including those obligations involving restrictions on the use or title to property by Empalme S.A.I.C.F.A. y G. or third parties, shall be comprised in the previously mentioned real right.

Principal owed as of June 30, 2012, and unpaid interest accrued through that date, due to the original loan agreement and respective amendments are disclosed under Customers advances - Lease advances together with other advances not included in this agreement.

2.	Neuquén Project

The main asset of Shopping Neuquén S.A., controlled by APSA, is a plot of land of 50,000 square meters approximately, in which mixed uses center would be built. The project includes the building of a shopping center, cinemas, a hypermarket, apartments, private hospital and other compatible purposes.

On December 13, 2006, Shopping Neuquén S.A. entered into an agreement with the Municipality of Neuquén and with the Province of Neuquén by which, mainly, the terms to carry out the commercial and residential venture were rescheduled and authorized Shopping Neuquén S.A. to transfer to third parties the title to the plots of land into which the property is divided, provided that it is not that one on which the shopping center will be built.

Notes to Consolidated Financial Statements (continued)
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 24:(Continued)

B.	(Continued)

2.	(Continued)

Such agreement put an end to the case “Shopping Neuquén S.A. vs. Municipalidad de Neuquén in re: procedural administrative action”, lodged at the High Court of Neuquén. Lawyers’ fees shall be borne by the company, which although they have been established are not yet final. Notwithstanding the above, as of June 30, 2012, an agreement was reached with some of the above cited professionals for the payment of fees resulting from their intervention in the matters previously described.

On April 15, 2011, Shopping Neuquén S.A. entered into an agreement with Gensar S.A., pursuant to which Gensar S.A. whereby the latter acquired one of the plots of land that form part of a commercial undertaking of mixed use next to which Shopping Neuquén S.A. is building a shopping center. In this plot of 14,792.68 square meters, Gensar S.A. agreed to build and operate a hypermarket that initially will be of the Coto chain. To such effect, Gensar S.A. has taken possession of the above indicated plot of land. On September 16, 2011 it executed a deed for the conveyance of title of the indicated plot of land in favor of Gensar S.A.

On November 22, 2011, Shopping Neuquén S.A. informed a change in the building plan for the shopping center, that will be constructed in one stage rather than the two-stage plan originally established, and accordingly filed a new schedule.

On June 4, 2012 Shopping Neuquén S.A. entered into an agreement with the Municipality whereby it agreed to build completely the Shopping Center in a single stage based on the new schedule which provides a maximum construction term of 24 months computed as from the execution of the relevant Works Commencement Minutes. This agreement was approved through Decree No. 0572 on June 8, 2012, which was issued by the Mayor of Neuquen City Hall.

In the case of non-compliance of the conditions established in the agreement, the Municipality is entitled to terminate the agreement and carry out the actions that may be considered necessary for such respect, among them, to request the return of the Company´s plots acquired to the Municipality.

Notes to Consolidated Financial Statements (continued)
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 24:(Continued)

B.	(Continued)

3.	Contributed leasehold improvements - Other liabilities

In March 1996, Village Cinema S.A. inaugurated ten multiplex system cinema theatres, with an approximate surface of 4,100 square meters. This improvement of the building of Mendoza Plaza Shopping S.A. was capitalized with a balancing entry as a fixed asset, recognizing the depreciation charges and the profits over a 50-year period. The lease is for a time limit of 10 years to be renewed every four equivalent and consecutive periods, at the option of Village Cinema S.A.. At year end, the amount pending of accrual is disclosed under Other liabilities – contributed leasehold improvements.

4.	Acquisition of Cresud S.A.C.I.F. y A. Notes Series VI, IX, X and XI.

On March 10, 2011, Emprendimiento Recoleta S.A. (controlled by APSA) acquired Cresud S.A.C.I.F. y A.´s Notes for US$ 2.5 million according to the following detail:

•
Corporate Notes Class VI (US$) in an amount of US$ 2.5 million, due on March 2013, which accrue interest at a fixed annual rate of 7.5% payable quarterly in arrears; the principal shall be repaid in four equal and consecutive installments.

On June 21, 2012, Emprendimiento Recoleta S.A. (controlled by APSA) acquired Cresud S.A.C.I.F. y A.´s Notes for Ps. 13.74 million according to the following detail:

•
Corporate Notes Class IX (Pesos) in an amount of Ps. 3.24 million, due on December 2013, which accrue interest at a floating rate (Badlar + 300 basis points). Interest shall be payable quarterly in arrears while principal shall be amortized in three consecutive payments.

•
Corporate Notes Class X (US$) in an amount of US$ 0.65 million (equal to Ps. 2.94 million), due on June 2014, which accrue interest at a fixed annual rate of 7.75%, payable quarterly in arrears; the principal shall be amortized in three consecutive payments.

Notes to Consolidated Financial Statements (continued)
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 24:(Continued)

B.	(Continued)

4.	(Continued)

•
Corporate Notes Class XI (Pesos) in an amount of Ps. 7.56 million, due on June 2015, which accrue interest at a floating rate (Badlar + 375 basis points). Interest is payable quarterly in arrears, while principal is amortized in three consecutive payments.

On June 21, 2012, Panamerican Mall S.A. (controlled by APSA) acquired Cresud S.A.C.I.F. y A.´s Notes for a total amount of Ps. 19.20 million according to the following detail:

•	Convertible Notes Series IX (Ps.) for an amount of Ps. 5.76 million.

•	Convertible Notes Series XI (Ps.) for an amount of Ps. 13.44 million.

5.	Arcos del Gourmet S.A.

(i)	Amendment Agreement of Arcos del Gourmet S.A.

On September 6, 2011, Arcos del Gourmet S.A. subscribed a restructuring agreement of the concession with ADIF transferred to the rail wealth under National Office of Property Management (ONABE)’s jurisdiction, by means of which it was decided to expand the concession term until December 31, 2030, automatically extendable for 3 years and 4 months as from that date, provided the fulfillment of all the commitments assumed. This new contract allows for another extension for 3 additional years in case the Company declares so. Likewise, a maximum term of 24 months was set (as from the date of subscription of the agreement) to perform the works and opening of the Shopping Center. This agreement set a new monthly fee of Ps. 0.2 million (plus VAT) until December 31, 2025 and Ps. 0.25 million (plus VAT) as from January 1, 2026. Notwithstanding this, subsequently and until the concession term is ended, fees will be determined every 2 years.

Additionally, to secure fulfillment of the agreement, Arcos del Gourmet S.A. committed itself to hire a surety bond for Ps. 4,460, to make a deposit un cash of Ps. 400 and to hire another surety bond in favor of ADIF as collateral to the execution of the works agreed in due time and proper form for Ps. 14,950. Likewise, Arcos del Gourmet S.A. took other obligations related to works to be performed.

This agreement replaces the one subscribed with ONABE.

Notes to Consolidated Financial Statements (continued)
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 24:(Continued)

B.	(Continued)

5.	(Continued)

(ii)	Capital increase

A Shareholders Meeting of Arcos del Gourmet S.A. was held on October 5, 2011, which approved Arcos’ financial statements for the fiscal year ended June 30, 2011. Such Meeting was adjourned and on November 4, 2011 approved a capital increase of up to Ps. 11,000 with a subscription price of Ps. 0.002594 per shares, which includes Ps. 0.001 par value per share and Ps. 0.001594 as share premium per share. The Shareholder Meeting also approved payment of subscription price by the capitalization of existing irrevocable contributions, the debt-for-equity swap involving some loan agreements granted by APSA plus accrued interest, with the balance being paid-in in cash.

As of the date these financial statements are issued, the registration of this increase before the Superintendence of Corporations is pending.

6.	Reimbursement of current and expired cash dividends.

On December 20, 2011, APSA received from Caja de Valores S.A. the amount of Ps. 5,839 for funds sent by the former to pay undistributed cash dividends, both for current dividends and for dividends barred by the statute of limitations, as per the following detail:

-	Ps. 2,711 to expired. dividends;
-	Ps. 3,128 to current dividends.

Additionally, on December 30, 2011, the Company received from Caja de Valores S.A. the amount of Ps. 1,098 corresponding to dividends barred by the statute of limitations.

The amount´s corresponding to current dividends are disclosed under the “Dividends payable” line item, while the funds corresponding to expired dividends barred by the statute of limitations were booked against “Retained Earnings”.

Notes to Consolidated Financial Statements (continued)
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 24:(Continued)

B.	(Continued)

7.	Shareholders’ Meeting held on May 23, 2012

On May 23, 2012, Alto Palermo S.A.’s Regular and Special Shareholders Meeting, held on this date, decided, among other points, the following:

•
Approval of the proposal put forward by the Board to pay a cash dividend in the amount of Ps. 177 million as interim dividend for the fiscal year ended June 30 2012; the dividend was computed based on the quarterly financial statements for the period ended December 31, 2011 which was approved by this Shareholders’ Meeting. On June 29, 2012, the dividend was made available to the shareholders as per the resolution adopted by the Board of Directors on June 21, 2012. The dividend represents 140.488880413% of the capital stock, and amounts to Ps. 0.140488880413 per share of Ps. 0.10 nominal value, and Ps. 5.619555216522 per ADR.

•
Renewal of the term granted to the Board to exercise delegated powers to implement the capital increase approved by the Shareholders’ Meeting held on May 26, 2011 as per the provisions of section 188 of Law No. 19,550.

•
Empower the Board of Directors to carry out the capital increase and issue of shares, up to the amount of Ps. 9,070, as duly approved, to be allocated to the Management Incentive Plan approved by the Shareholders’ Meeting held in October 31, 2011 pursuant to the terms and conditions of section 69 of Law. No. 17,811 and implemented by Executive Order 677/01.

Notes to Consolidated Financial Statements (continued)
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 25:                      DERIVATIVES CONTRACTS

a)	Futures - APSA

During the period APSA entered into transactions with derivative instruments which resulted in an unrealized loss of Ps. 1,050 and is accounted for under "Other financing expense" in the Statement of Income.

The table below lists financial derivative transactions conducted during the period on the corresponding gains/losses thereon:

Futures	Bank	Amount US$	Due date	Gain (Loss)
Settled transactions
Purchase of dollars	Banco Santander Río S.A.	6,000	11/30/2011	79
Purchase of dollars	Standard Bank Argentina S.A.	5,000	12/31/2011	(278)
Purchase of dollars	Standard Bank Argentina S.A.	5,000	01/31/2011	(465)
Purchase of dollars	Standard Bank Argentina S.A.	6,000	03/30/2012	(459)
Sale of dollars	Banco Itau Argentina S.A.	6,000	03/30/2012	84
Purchase of dollars	Standard Bank Argentina S.A.	3,000	06/29/2012	(4)
Purchase of dollars	Banco Itau Argentina S.A.	2,000	06/29/2012	(7)
Subtotal				(1,050)
Gain on transactions with derivative financial instruments				(1,050)

b)	Futures contracts – Hoteles Argentinos S.A. (HASA)

In order to reduce financing costs related to loans granted by Standard Bank Argentina S.A., HASA entered into non-deliverable forwards (“NDF”) for the purchase of US Dollars. During the nine-month period ended March 31, 2012, the Company has recognized a loss on such transactions for an  amount of Ps. 132 included under “Other financial expenses” of the Statement of Income.

c)	Futures contracts – Ritelco S.A. ("Ritelco")

During the year ended June 30, 2012, Ritelco entered into transactions with derivatives, recording the losses realized on such transactions in the amount of Ps. 4, which is reported under “Other financing expenses” of the statement of income.

NOTE 26:                        ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

The National Securities Commission, (“CNV”, as per its Spanish acronym), through General Resolutions No. 562/9 and 576/10, has provided for the application of Technical Resolutions No. 26 and 29 of the Argentine Federation of Professional Councils of Economic Sciences (“F.A.C.P.C.E.”, as per its Spanish acronym), which adopt the IFRS, issued by the International Accounting Standards Board (“IASB”), for companies subject to the public offering regime ruled by Law 17,811, due to the listing of their shares or corporate notes, and for entities that have applied for authorization to be listed under the mentioned regime.

Therefore, the Company is required to adopt IFRS as published by the IASB as from the fiscal year beginning July 1, 2012, being the financial statements as of September 30, 2012 and for the three-month periods ended September 30, 2012 and 2011, the first interim financial statements prepared under IFRS as published by the IASB. The Company’s transition date for the adoption of IFRS is July 1, 2011.

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles used in Argentina, as set forth by the FACPCE and as implemented, adapted, amended, revised and/or supplemented by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”) (collectively “Argentine GAAP”), and in accordance with the regulations of the CNV; which differ from IFRS as to measurement and presentation.

The items and/or amounts in the reconciliations included below are subject to change and should only be deemed final when the consolidated financial statements prepared under IFRS for the first time as of and for the year ended June 30, 2013 are issued.

IFRS 1 allows entities adopting IFRS for the first time to consider certain one-time exemptions. Additionally, IFRS 1 requires the application of certain mandatory exceptions. These exemptions have been foreseen by the IASB to simplify the first-time application of certain IFRS, relieving the obligation of retrospective application of the standards.

Following is a summary of the exemptions and exceptions included in IFRS 1 applicable to the Company in the transition from Argentine GAAP to IFRS:

1. Optional exemptions to IFRS

Below is a detail of the optional exemptions applicable to the Company under IFRS 1

Notes to Consolidated Financial Statements (continued)
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 26:(Continued)

1.1.	Exemption for business combinations

IFRS 1 provides the option to apply IFRS 3 “Business combinations” prospectively from the transition date or from a specific date prior to the transition date. This provides relief from full retrospective application that would require restatement of all business combinations prior to the transition date. The Company elected to apply IFRS 3 prospectively to business combinations occurring after its transition date. Business combinations occurring prior to the transition date have not been restated.

The business combination exemption applies equally to acquisitions of investments in associates or joint ventures. The Company elected not to restate the acquisitions of investments in associates or joint ventures prior to transition date.

1.2.	Exemption for deemed cost

IFRS 1 allows previous GAAP revaluations to be used as deemed cost under IFRS if those valuations were, at the time of the valuation, equivalent to fair value or depreciated cost adjusted to reflect changes in a price index. The Company elected to measure certain items of property, plant and equipment and investment property at price-adjusted values as of July 1, 2011.

In addition, IFRS 1 allows the carrying values of the assets and liabilities immediately following a business combination to be deemed cost for any cost-based measurement going forward from the date of the combination. The Company adopted a cost-based policy for all of its assets. As such, the Company used the previous fair values recognized in past business combinations (not restated as per the business combination exemption above) for certain items of investment property and property, plant and equipment (primarily shopping centers, office buildings and hotel buildings) as deemed cost at the date of transition. All depreciation methods were already in compliance with those required by IAS 16 “Property, Plant and Equipment”.

Notes to Consolidated Financial Statements (continued)
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 26:(Continued)

1.3.	Exemption for compound financial instruments

IFRS 1 establishes that if the liability component of a financial instrument is no longer outstanding at the date of transition to IFRS, first-time adopters do not have to separate it from the equity component. The Company elected not to restate convertible debt instruments no longer outstanding at the date of transition.

1.4.	Exemption for borrowing costs

IFRS 1 allows not restating borrowing cost capitalized at the date of transition under the previous GAAP. The Company elected to apply the requirements of IAS 23 “Borrowing costs” prospectively from the date of transition.

1.5.	Exemption for assets and liabilities of subsidiaries

In accordance with IFRS 1, if a parent company adopts IFRS later than its subsidiary, associate or joint venture, the assets and liabilities of the subsidiary, associate or joint venture shall be measured in the consolidated financial statements at the same carrying amounts as in the financial statements of the subsidiary, associate or joint venture, adjusted to reflect changes in the Company’s accounting policy when consolidating, if applicable. The Company’s associate, Tarshop S.A., adopted IFRS for the fiscal year ended December 31, 2012.

1.6.	Exemption for cumulative translation

IFRS 1 permits cumulative translation gains and losses to be reset to zero at the transition date. This provides relief from determining cumulative currency translation differences in accordance with IAS 21 “The Effects of Changes in Foreign Exchange Rates”, from the date a subsidiary or equity method investee was formed or acquired. The Company elected to reset all cumulative translation gains and losses to zero in opening retained earnings at its transition date.

The Company has not used other optional exemptions available in IFRS 1.

2. IFRS mandatory exceptions

The mandatory exceptions to IFRS No. 1 applicable to the Company are detailed below:

Notes to Consolidated Financial Statements (continued)
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 26:(Continued)

2.1.	Exception for estimates

The estimates made by the Company under IFRS at July 1, 2011 are consistent with the estimates made at the same date under Argentine GAAP. Therefore, an estimate made by the Company under previous GAAP has not been revised for application of IFRS except where necessary to reflect any difference in accounting policies.

2.2.	Exception for non controlling interests

IFRS 1 establishes that an entity must apply the requirements in IFRS 10 “Consolidated financial statements” for accounting for changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control prospectively. Under previous Argentine GAAP, the Company accounted for acquisitions of non controlling interests that did not result in change of control as business combinations. Furthermore, under previous Argentine GAAP, the Company accounted for disposals of non controlling interests based on its carrying value at the date of disposal, recognizing any difference between the carrying value of the non controlling interest and the consideration received in the statement of income. The Company did not restate these acquisitions or disposals prior to transition date.

IFRS 1 establishes that an entity must apply the requirements in IFRS 10 for accounting for a loss of control over a subsidiary prospectively. Under previous Argentine GAAP, the Company recognized any non controlling equity investment retained under the equity method at the date control was lost.

The other compulsory exceptions of IFRS 1 have not been applied, as these are not relevant to the Company.

3. Mandatory reconciliations

In accordance with the requirements of Technical Resolution No. 26 (as subsequently amended by Technical Resolution No. 29), set out below are the reconciliations of shareholders’ equity at June 30, 2012 and July 1, 2011, and the reconciliations of net income, other comprehensive income and cash flows for the year ended June 30, 2012. The reconciliations included below were prepared based on the IFRS standards that are estimated to be applicable for the Company for the financial statements as of and for the year ended June 30, 2013. The items and/or amounts in the reconciliations included below are subject to change and should only be deemed final when the consolidated financial statements prepared under IFRS for the first time as of and for the year ended June 30, 2013 are issued.

The items and/or amounts included in the reconciliations could be modified to the extent that, when preparing financial statements as of and for the year ended June 30, 2013, applicable standards are different.

Notes to Consolidated Financial Statements (continued)
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 26:(Continued)

  3.           (Continued)

3.1. Reconciliation of shareholders’ equity at July 1, 2011 and June 30, 2012
		July 1, 2011	June 30, 2012
Total shareholders’ equity under Argentine GAAP attributable to IRSA		2,313,687	2,335,279
Revenue recognition – “scheduled rent increases”	(a)	51,991	78,479
Revenue recognition – “letting fees”	(b)	(35,447)	(44,446)
Trading properties	(c)	(29,315)	(18,946)
Pre-operating and organization expenses	(d)	(22,002)	(22,083)
Goodwill	(e)	425,839	406,526
Non-current investments – financial assets	(f)	151,411	138,204
Initial direct costs on operating leases	(g)	698	946
Tenant deposits	(h)	114	329
Impairment of financial assets	(i)	(2,088)	(519)
Present value accounting – tax credits	(j)	11,231	5,917
Investment in associates	(k)	(56,224)	(152,163)
Investment in joint ventures	(l)	(16,716)	(11,219)
Acquisition of non-controlling interest	(m)	-	(15,178)
Amortization of transaction costs on borrowings	(n)	110	123
Deferred income tax	(p)	(15,748)	(24,409)
Non-controlling interest on adjustment above	(q)	(26,537)	(27,499)
Subtotal shareholders’ equity under IFRS attributable to IRSA		2,751,004	2,649,341
Non-controlling interest		331,609	390,428
Total shareholders’ equity under IFRS		3,082,613	3,039,769

Notes to Consolidated Financial Statements (continued)
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 26:(Continued)

3.2.	Reconciliation of net income for the year ended June 30, 2012

		June 30, 2012
Net income under Argentine GAAP attributable to IRSA		280,081
Revenue recognition – “scheduled rent increases”	(a)	26,488
Revenue recognition – “letting fees”	(b)	(8,999)
Trading properties	(c)	10,369
Pre-operating and organization expenses	(d)	(81)
Goodwill	(e)	(19,398)
Non-current investments – financial assets	(f)	(13,207)
Initial direct costs on operating leases	(g)	248
Tenant deposits	(h)	215
Impairment of financial assets	(i)	1,569
Present value accounting – tax credits	(j)	(5,314)
Investment in associates	(k)	(89,858)
Investment in joint ventures	(l)	5,497
Acquisition of non-controlling interests	(m)	1,245
Amortization of transaction costs on borrowings	(n)	13
Foreign currency translation	(o)	32,518
Deferred income tax	(p)	(9,205)
Non-controlling interest on adjustments above	(q)	(8,290)
Net income under IFRS attributable to IRSA		203,891
Non-controlling interest		20,785
Total net income under IFRS		224,676

3.3. Reconciliation of other comprehensive income for the year ended June 30, 2012

		June 30, 2012
Other comprehensive income under Argentine GAAP attributable to IRSA		45,851
Goodwill	(e)	85
Investment in associates	(k)	(6,082)
Foreign currency translation	(o)	(32,518)
Deferred income tax	(p)	544
Non-controlling interest on adjustments above	(q)	8,430
Other comprehensive income under IFRS attributable to IRSA		16,310
Non-controlling interest		-
Total other comprehensive income under IFRS		16,310

Notes to Consolidated Financial Statements (continued)
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 26:(Continued)

3.4. Reconciliation of cash flows for the year ended June 30, 2012

Based on IAS 7 “Statement of Cash Flows” requirements, the Company has made various reclassifications between operating, investing and financing activities in the cash flow statements presented under Argentine GAAP and the cash flows statements under IFRS as further detailed below:

3.4.1.	Operating activities

Cash generated from operating activities under Argentine GAAP	878,600
Proceeds from sale of property, plant and equipment	(132,941)
Deconsolidation of joint ventures	(40,093)
Cash generated from operating activities under IFRS (1)	705,566

3.4.2.	Investing activities

Cash used in investing activities under Argentine GAAP	(402,324)
Acquisition of non-controlling interest in subsidiaries	8,054
Proceeds from sale of property, plant and equipment	132,941
Deconsolidation of joint ventures	6,126
Cash used in investing activities under IFRS	(255,203)

3.4.3.	Financing activities

Cash used in financing activities under Argentine GAAP	(505,410)
Acquisition of non-controlling interest in subsidiaries	(8,054)
Deconsolidation of joint ventures	20,858
Cash used in financing activities under IFRS	(492,606)

3.4.4.	Net decrease in cash and cash equivalents
Net decrease in cash and cash equivalents under Argentine GAAP	(29,134)
Deconsolidation of joint ventures	(13,109)
Net decrease in cash and cash equivalents under IFRS	(42,243)

(1) Includes the effect of variation in exchange rates on cash and cash equivalents.

Notes to Consolidated Financial Statements (continued)
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 26:                      (Continued)

3.4.5.	Disclosure reclassifications that affect the statement of cash flow for the fiscal year ended on June 30, 2012

Pursuant to Argentine GAAP, the Company proportionally consolidated the joint ventures’ accounts, which as of June 30, 2012 are Nuevo Puerto Santa Fe S.A., Cyrsa S.A., Canteras Natal Crespo S.A., Quality Invest S.A., Baicom Networks S.A. and Puerto Retiro S.A.. Consequently, there were some differences between the amount of cash and cash equivalents reported in the main statement of cash flows and the amount of cash and cash equivalents that would be reported in the statement of cash flows prepared under IFRS.

Additionally, pursuant to Argentine GAAP, revenue derived from property, plant and equipment (including properties classified as investment property under IFRS) was reported as operating activities. In accordance with IFRS, revenue derived from investment property and property, plant and equipment is reported as investment activities.

Finally, according to Argentine GAAP, the acquisition of non controlling interests was reported as investment activities, while under IFRS this transaction would have been classified as financing activities.

Thus, cash flows generated by or used in operating, investment and financing activities were different in the statement of cash flow prepared.

4.	Explanation of the transition to IFRS

(a) Revenue recognition – “scheduled rent increases”

Argentine GAAP – Revenue from “non-cancelable” leases subject to scheduled rent escalation clauses is recognized when the escalated payments are due. Therefore, revenue does not include an averaging of rental income. Rent-free periods, reduced rent or other tenant incentives, if any, are recognized in the period in which these incentives are provided.

IFRS – The Company applied IAS 17 “Leases”. As a result, lease income from operating leases with scheduled rent increases is recognized on a straight-line basis over the term of the leases. All tenant incentives, if any, are treated as a reduction of rental income on a straight-line basis over the lease terms.

As a consequence, the Company recognized a receivable for rent averaging of Ps. 52.0 million and Ps. 78.5 million as of July 1, 2011 and as of June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the year ended June 30, 2012, an amount of Ps. 52.0 million was recognized against retained earnings and an amount of Ps. 26.5 million gain was recognized in the statement of income.

Notes to Consolidated Financial Statements (continued)
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 26:(Continued)

(b) Revenue recognition – “letting fees”

Argentine GAAP – The Company does not generally use the services of a third-party lease agent for its shopping center properties. Rather, the Company acts as its own leasing agent and earns letting fees. Letting fees are recognized at the time a transaction is successfully completed. A transaction is considered successfully completed when both parties (the tenant and the Company) have signed the related lease contract.

IFRS – The Company considers that in these circumstances payments received from tenants for “letting fees” are not different from other payments received such as admission rights. Accordingly, revenue from letting fees is recognized under the straight-line method over the lease term.

As a result, payments received from tenants for “letting fees” of Ps. 35.5 million and Ps. 44.5 million were deferred as of July 1, 2011 and as of June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the year ended June 30, 2012, an amount of Ps. 35.5 million was recognized against retained earnings and an amount of Ps. 9.0 million loss was recognized in the statement of income.

(c) Trading properties

Argentine GAAP – Trading properties are stated at the lower of cost adjusted for inflation or net realizable value. Additionally, trading properties are measured at net realizable value when contracts are exchanged for which a non-refundable deposit has been received securing the sale in advance of legal completion (i.e. transfer of deed of title and significant risk and rewards). This form of sale fixes the price of the property and the terms and conditions of the contract providing reasonable certainty about the closing of the transaction and realization of the gain. Accordingly, these transactions are deemed consummated for Argentine GAAP purposes and revenue is recognized at the time the contract is signed.

IFRS – Trading properties are measured at the lower of cost or net realizable value. Revenue from the sale of properties is recognized only when the significant risks and rewards have transferred to the buyer. This will normally take place with the notarial title deed.

Notes to Consolidated Financial Statements (continued)
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 26:(Continued)

(c) (continued)

As a result, the Company eliminated the effect of inflation adjustment on trading properties for an amount of Ps. 12.9 million and Ps. 9.4 million as of July 1, 2011 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the year ended June 30, 2012, an amount of Ps. 12.9 million was recognized against retained earnings and an amount of Ps. 3.6 million gain was recognized in the statement of income.

On the other hand, the Company adjusted the revaluation of trading properties based on sales agreements subscribed before the fiscal year end and for which title had not been transferred as of that date, for an amount of Ps. 16.4 million and Ps. 9.6 million as of July 1, 2011 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the year ended June 30, 2012, the Company recognized a gain for an amount of Ps. 6.8 million in the statement of income and the remaining amount of Ps. 16.4 million against retained earnings.

(d) Pre-operating and organization expenses

Argentine GAAP – Under Argentine GAAP, pre-operating, organization expenses and other start-up costs (mainly related to the opening of new shopping centers) are capitalized and amortized under the straight-line method generally over a period of three to five years.

IFRS – IFRS prescribes that pre-operating expenses cannot be attributed to the cost of property, plant and equipment, investment properties, trading properties or the formation of intangible assets and are immediately recognized as expenses.

As a result, the balances of pre-operating, organization expenses and other start-up costs capitalized under Argentine GAAP were derecognized under IFRS for an amount of Ps. 22.0 million and Ps. 22.1 million as of July 1, 2011 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the year ended June 30, 2012, the Company recognized a gain for an amount of Ps. 0.1 million in the statement of income and the remaining amount of Ps. 22.0 million against retained earnings.

Notes to Consolidated Financial Statements (continued)
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 26:(Continued)

(e) Goodwill

Argentine GAAP – The Company accounted for acquisitions of businesses and non controlling interests under the acquisition method of accounting. Under the acquisition method of accounting, the Company allocated the purchase price to tangible and intangible assets and liabilities based on the respective fair values. Goodwill represents the excess of cost over the fair value of net identifiable assets and is amortized under the straight-line method over the weighted average useful life of the tangible assets acquired. Goodwill does not exceed its respective estimated recoverable value at year-end.

IFRS – As noted in Note 26.1.1., the Company has applied the exemption in IFRS 1 for business combinations. Also, as noted in Note 26.2.2., the Company has applied the exception in IFRS 1 for acquisitions of non controlling interests.

Consequently, business combinations and acquisitions of non controlling interests completed prior to July 1, 2011 have not been restated and the carrying amount of goodwill under IFRS as of July 1, 2011 is equal to the carrying amount under Argentine GAAP as of that date. There were no previously recognized intangible assets under Argentine GAAP that did not qualify for separate recognition under IFRS.

In accordance with IFRS, goodwill is not amortized; it is, instead, tested for impairment annually. Goodwill has been tested at transition date and no impairment has been recognized. The amortization charge has been adjusted in the statement of income.

Negative goodwill

Argentine GAAP – Under Argentine GAAP, when the amount paid in a business combination or acquisition of a non-controlling interest was lower than the carrying amount of the acquired assets and assumed liabilities, the Company recognized such amount as negative goodwill on the statement of financial position (as a deduction to non-current assets) and amortized it over the period considered to justify negative goodwill not exceeding 20 years. However, under Argentine GAAP, when negative goodwill exists, acquired intangible assets which otherwise would be recognized are reduced to absorb the negative goodwill even if they are then assigned a zero value.

Notes to Consolidated Financial Statements (continued)
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 26:(Continued)

(e) (Continued)

Additionally, where the amount paid for the acquisition of associates and/or joint ventures is lower to the investor's share in the net fair values of the associate and/or joint venture's identifiable assets and liabilities, the Company recognized such amount as negative goodwill on the statement of financial position and amortized it over the period considered to justify negative goodwill not exceeding 20 years.

IFRS – As noted in Note 26.1.1., the Company has applied the exemption in IFRS 1 for business combinations. Also, as noted in Note 26.2.2., the Company has applied the exception in IFRS 1 for acquisitions of non controlling interests. Consequently, business combinations and acquisitions of non-controlling interests completed prior to July 1, 2011 have not been restated. In accordance with IFRS, negative goodwill is recognized in profit or loss immediately.

Additionally, acquisitions of associates and/or joint ventures are initially recorded at cost of the investment. Any difference between the cost of the investment and the investor's share in the net fair values of the associate's and/ or joint venture’s identifiable assets and liabilities is goodwill. Negative goodwill is taken to the income statement in the period when the associate and/or joint venture is acquired.

As a result, the balances of negative goodwill recognized in the statement of financial position under Argentine GAAP were derecognized under IFRS for an amount of Ps. 425.8 million and Ps. 406.5 million as of July 1, 2011 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the year ended June 30, 2012, the Company recognized a loss for an amount of Ps. 19.3 million in the statement of income and the remaining amount of Ps. 425.8 million against retained earnings and the amount of Ps. 0.1 in the other comprehensive income.

(f)  Non-current investments – financial assets

Argentine GAAP –The Company holds investments in listed shares with readily determinable fair values, namely TGLT S.A. and Hersha Hospitality Trust. Under Argentine GAAP, these investments were carried at acquisition cost since they are not held for the purpose of trading in the short term.

Notes to Consolidated Financial Statements (continued)
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 26:(Continued)

(f) (Continued)

IFRS – Under IFRS 9 “Financial instruments”, all equity investments are measured at fair value. Equity investments held for trading are measured at fair value through profit or loss. For all other equity investments, the Company can make an irrevocable election at initial recognition to recognize changes in fair value through other comprehensive income rather than profit or loss. The Company has elected to recognize changes in fair value of such equity securities in the statement of income.

As a result, the Company adjusted the value of these equity securities to fair value by Ps. 151.4 million and Ps. 138.2 million as of July 1, 2011 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the year ended June 30, 2012, an amount of Ps. 151.4 million was recognized against retained earnings and an amount of Ps. 13.2 million loss was recognized in the statement of income.

(g) Initial direct costs on operating leases

Argentine GAAP - Under Argentine GAAP, certain initial direct costs (i.e. legal, commissions and other fees) paid to third parties for arranging a lease (when the Company is a lessor) are recognized as an immediate expense when incurred.

IFRS – Initial direct costs incurred by lessors in arranging an operating lease are added to the carrying amount of the leased assets (i.e. investment properties) and are recognized as an expense over the lease term on the same basis as the lease income.

As a result, Ps. 0.7 million and Ps. 0.9 million, as of July 1, 2011 and June 30, 2012, respectively, were added to “Investment properties”. As of July 1, 2011, the adjustment was recognized against retained earnings. For the year ended June 30, 2012, an amount of Ps. 0.7 million was recognized against retained earnings and Ps. 0.2 million gain were recognized in the statement of income.

(h) Tenant deposits

Argentine GAAP - The Company obtains deposits from tenants as a guarantee for returning the property at the end of the lease term in a specified good condition or for the lease payments for a period of generally three years. The deposits generally amount to one month of lease rentals. These deposits are treated as liabilities under Argentine GAAP and measured at the amount received by the tenants.

Notes to Consolidated Financial Statements (continued)
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 26:(Continued)

(h)  (Continued)

IFRS - Tenant deposits are treated as both a financial asset and a financial liability in accordance with IFRS 9, and they are initially recognized at fair value. The difference between fair value and cash received is considered to be part of the minimum lease payments received for the operating lease. The deposits are subsequently measured at amortized cost.

As a result, the Company adjusted the financial liability from tenant deposits for an amount of Ps. 0.1 million and Ps. 0.3 million as of July 1, 2011 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the year ended June 30, 2012, the Company recognized a gain of Ps. 0.2 million in the statement of income and the remaining amount of Ps. 0.1 million against retained earnings.

(i) Impairment of financial assets

Argentine GAAP – As of July 1, 2011 and June 30, 2012, the Company maintains balances relating to credit card loans, which are carried at their amortized cost. Under Argentine GAAP, the Company determined an allowance for loan losses based on specific criteria set forth for financial and banking institutions.

IFRS - The Company applied the impairment provisions in IFRS 9.

As a result, the Company recognized an impairment loss of Ps. 2.1 million and Ps. 0.5 million as of July 1, 2011 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the year ended June 30, 2012, an amount of Ps. 2.1 million was recognized against retained earnings and an amount of Ps. 1.6 million gain was recognized in the statement of income.

(j) Present value accounting – tax credits

Argentine GAAP – Under Argentine GAAP, certain long-term tax credits are present-valued as of year-end.

IFRS – Under IFRS, there is no requirement to discount long-term tax credits. The Company elects to measure tax receivables and payables at the amounts expected to be recovered from or paid to the tax authorities and thus, not discounting long-term tax credits.

Notes to Consolidated Financial Statements (continued)
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 26:(Continued)

(j)  (continued)

As a result, the Company eliminated the effect of discounting tax credits for an amount of Ps. 11.2 million and Ps. 5.9 million as of July 1, 2011 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the year ended June 30, 2012, an amount of Ps. 11.2 million was recognized against retained earnings and an amount of Ps. 5.3 million loss was recognized in the statement of income.

(k) Impact of IFRS adjustments on investment in associates

Argentine GAAP - Investments in entities in which the Company exercises significant influence, but not control, are accounted for under the equity method. Under the equity method, the investment is recorded at original cost and periodically increased (decreased) by the investor's proportionate share of earnings (losses) of the investee and decreased by all dividends received from the investor by the investee. The Company applied its percentage ownership interest to the financial statements of its equity method investments prepared under Argentine GAAP.

IFRS - The Company assessed all of its interests in the entities mentioned in the paragraph above and determined that the Company exercises significant influence over them. Accordingly, under IFRS, the Company also accounts for these investments under the equity method of accounting. However, the Company has assessed the impact of IFRS adjustments on the financial statements of these investments prepared under Argentine GAAP prior to the application of the equity method.

As of June 30, 2012, the associates of the Company are Banco Hipotecario S.A., BACS – Banco de Crédito y Securitización S.A., New Lipstick LLC, Rigby 183 LLC, Tarshop S.A., Bitania 26 S.A. and Manibil S.A..

Following is a description of the most significant IFRS adjustments to the net equity and income of associates. For ease of presentation and to facilitate an understanding of the nature of the IFRS adjustments, associates were grouped by business activities. Associates are not discussed below when IFRS adjustments were not significant to the Company or no IFRS adjustments were identified.

Notes to Consolidated Financial Statements (continued)
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 26: (Continued)

(k)  (continued)

Banking:

The Company assessed the financial statements of the associates related to the banking business and determined the following adjustments to IFRS as of July 1, 2011 and June 30, 2012:

- Under Argentine GAAP, revenues from life and disability insurance and loan origination fees are recognized on an up-front basis. Under IFRS, these revenues are recognized on a straight line basis over the term of the respective underlying receivables.

- Under Argentine GAAP, the allowance for loan losses are recognized based on specific criteria as set forth by the Central Bank for financial and banking institutions. Under IFRS, the associate applied the impairment provisions in IFRS 9.

- Under Argentine GAAP, receivables transferred to trusts in securitization programs are treated as sales and a gain or loss is recognized on the sale. Usually the transferor retains an interest in the trust and maintains a cash reserve which serves as collateral for payments of amounts due under the debt securities issued by the trust. Under IFRS, following the provisions of IFRS 9, the associate is not able to derecognize financial assets with these characteristics. As a result, the associate continues recognizing the receivables and a liability for the consideration received upon transfer. The receivables recognized are then tested for impairment following the IFRS 9 criteria.

- Under Argentine GAAP, the calculation of the insurance technical reserves is recognized following the regulations issued by the National Insurance Superintendence. Under IFRS, following the guidance of IFRS 4 “Insurance contracts”, the associate measured the insurance technical reserve in accordance with the “best estimation” approach.

Notes to Consolidated Financial Statements (continued)
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 26: (Continued)

(k) (Continued)

Investment properties:

The Company assessed the financial statements of the associates related to the investment property business and determined the following adjustments to IFRS as of July 1, 2011 and June 30, 2012:

- Under Argentine GAAP, revenue from non-cancelable leases subject to scheduled rent escalation clauses is recognized when the escalated payments are due. Therefore, revenue does not include an averaging of rental income. Rent-free periods, reduced rent or other tenant incentives, if any, are recognized in the period in which these incentives are provided. Under IFRS, lease income from operating leases with scheduled rent increases is recognized on a straight-line basis over the term of the leases. All tenant incentives, if any, are treated as a reduction of rental income on a straight-line basis over the lease terms.

- Under Argentine GAAP, lease expense where the entity is the lessee under an operating ground lease agreement subject to escalation clauses is recognized when the escalated payments are due. Therefore, lease expense is not straight-lined. Under IFRS, lease payments for operating leases with scheduled rent increases are recognized on a straight-line basis over the term of the leases.

As a result, the net equity of these associates was reduced by Ps. 56.2 million and Ps. 152.2 million as of July 1, 2011 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the year ended June 30, 2012, an amount of Ps. 56.2 million was recognized against retained earnings, an amount of Ps. 89.9 million loss was recognized in the statement of income, and an amount of Ps. 6.1 million was recognized in the statement of other comprehensive income.

(l) Impact of IFRS adjustments on investment in joint ventures

Argentine GAAP - Investments in entities in which the Company exercises joint control are accounted for under the proportionate consolidation method. Under the proportionate consolidation method, the financial statements of the Company reflect the Company’s pro-rata equity interest in the jointly controlled entities on a line-by-line basis. The Company applied its pro-rata equity interest to the financial statements of its jointly-controlled entities prepared under Argentine GAAP.

IFRS –The Company assessed all of its interests in joint arrangements and determined that they are joint ventures under IFRS 11 “Joint arrangements”. Accordingly, the Company accounted for its joint ventures under the equity method of accounting. The Company has assessed the impact of IFRS adjustments on the financial statements of joint ventures prepared under Argentine GAAP prior to the application of the equity method.

Notes to Consolidated Financial Statements (continued)
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 26: (Continued)

(l) (Continued)

As of June 30, 2012, the joint ventures of the Company are Nuevo Puerto Santa Fe S.A., Cyrsa S.A. Canteras Natal Crespo S.A., Quality Invest S.A., Puerto Retiro S.A. and Baicom Networks S.A..

Following is a description of the most significant IFRS adjustments to the net equity and income of the joint ventures.

Investment and development properties:

- Under Argentine GAAP, tenant deposits are treated as liabilities and measured at the amount received by the tenants. Under IFRS, tenant deposits are treated as both a financial asset and a financial liability in accordance with IFRS 9, and they are initially recognized at fair value. The difference between fair value and cash received is considered to be part of the minimum lease payments received for the operating lease. The deposits are subsequently measured at amortized cost.

- Argentine GAAP – Revenue from “non-cancelable” leases subject to scheduled rent escalation clauses is recognized when the escalated payments are due. The Company applied IAS 17 “Leases”. As a result, lease income from operating leases with scheduled rent increases is recognized on a straight-line basis over the term of the leases.

- Under Argentine GAAP, certain long-term tax credits are present-valued as of year-end. Under IFRS, there is no requirement to discount long-term tax credits. The joint venture elects to measure tax receivables and payables at the amounts expected to be recovered from or paid to the tax authorities and thus, not discounting long-term tax credits. As a result, the joint ventures eliminated the effect of discounting tax.

- Under Argentine GAAP, the joint venture has historically accounted for revenues and therefore profits from all property sales on a percentage of completion basis once contracts for the sale of a property have been exchanged and only if the eventual profit from that property can be foreseen with reasonable certainty. Under IFRS, the joint venture has applied IFRIC 15 “Agreements for the Construction of Real Estate”. The Company assessed the contractual terms of the agreements and concluded that revenue from open market sales of real estate should be accounted for on legal completion of the properties in accordance with IAS 18 “Revenue”. As a result, the joint venture recognizes revenue from the sale of private homes and commercial units entirely at the point of legal completion in accordance with IAS 18.

Notes to Consolidated Financial Statements (continued)
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 26: (Continued)

(l) (Continued)

The most significant impact of IFRIC 15 is therefore the deferral of profits previously recognized from the point of exchange of contracts onwards until the point of legal completion. All of these profits are now recognized at a later date.

As a result, the net equity of the Company’s joint ventures was decreased by Ps. 16.7 million and Ps. 11.2 million as of July 1, 2011 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the year ended June 30, 2012, an amount of Ps. 16.7 million was recognized against retained earnings, an amount of Ps. 5.5 million gain was recognized in the statement of income.

(m)  Acquisition of non controlling interests

As explained in Note 26.2.2., the Company has applied the exemption in IFRS 1 for accounting for changes in a parent’s ownership interest in subsidiaries that do not result in a loss of control. Consequently, acquisitions of non controlling interests concluded prior to July 1, 2011 have not been restated.

The IFRS adjustments below relate to acquisitions of non controlling interest occurring on or after July 1, 2011.

Argentine GAAP - Under Argentine GAAP, the Company accounted the acquisition of the non controlling interests under the purchase method of accounting. Under the purchase method of accounting, the purchase price paid is allocated to the net assets acquired based on its fair value. Assets, including goodwill, and liabilities of the acquired business are recognized using a cost accumulation approach (i.e. for the previous equity interests acquired). These acquisitions generated goodwill since the cost of acquisition exceeded the fair value of the net tangible and intangible assets acquired.

IFRS – Under IFRS, the Company applied the principles of IFRS 10 in accounting for changes in ownership interests. As per IFRS 10, when an additional interest is obtained and control is maintained, the transaction is accounted for as an equity transaction. The Company does not recognize any additional acquisition adjustments to reflect the subsequent purchase of additional shares in the subsidiary if there is no change in control.

Under IFRS, the difference between the fair value of the consideration paid and the related carrying value of the non controlling interest acquired is recognized in the controlling interest’s equity as a credit or debit to share premium. Therefore, no gain or loss is recognized in the statement of income and no additional goodwill is recognized. The carrying value of the non controlling interest is adjusted to reflect the change in the non controlling interest’s ownership interest in the subsidiary.

Notes to Consolidated Financial Statements (continued)
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 26: (Continued)

(m) (Continued)

As a result of the above explanation, as of June 30, 2012, the Company: (i) derecognized goodwill for an amount of Ps. 15.2 million, (ii) recognized a decrease in non controlling interest for an amount of Ps. 1.2 million, (iii) recognized a decrease in net assets for Ps. 9.0 million, and (iv) recognized a debit of Ps. 16.4 million in shareholders’ equity.

(n) Amortization of transaction costs on borrowings

Argentine GAAP - Under Argentine GAAP, transactions costs directly attributable to the acquisition of borrowings are amortized under the straight-line method over the contract term.

IFRS – Transaction costs directly attributable to the acquisition of borrowings are deducted from the fair value at which the financial liability is initially recognized. Subsequently, they are amortized using the effective interest method over the contract term.

As a result, the Company adjusted the carrying value of borrowings for an amount of Ps. 0.11 million and Ps. 0.12 million as of July 1, 2011 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the year ended June 30, 2012, an amount of Ps. 0.11 million was recognized against retained earnings and an amount of Ps. 0.01 million gain was recognized in the statement of income.

(o)  Foreign currency translation

Argentine GAAP - Foreign operations shall be classified as integrated or non-integrated entities depending if their activities are carried out as an extension of the reporting entity. Exchange differences resulting from the translation of integrated entities are recognized in the statement of income under the line item “Financial results, net”. Exchange differences resulting from the translation of non-integrated entities are recognized in a separate reserve in equity.

IFRS – Exchange differences resulting from the translation of foreign operations are recognized in the statement of other comprehensive income and depend on its functional currency.

As a result, the Company reclassified an amount of Ps 32.5 million for the year ended June 30, 2012 against the line item “Finance income” in the statement of income and the line item “Exchange differences on translating foreign operations” in the statement of other comprehensive income.

Notes to Consolidated Financial Statements (continued)
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 26: (Continued)

(p)  Deferred income tax

Argentine GAAP - The Company accounts for income taxes using the deferred tax method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax based assets and liabilities and are measured using the enacted tax rates. Argentine GAAP does not prescribe detailed specific guidance related to the recognition of a valuation allowance. The Company assesses the need for a valuation allowance based on several factors including but not limited to current projections, legal expiration periods and others.

IFRS – There is no difference in the determination of deferred income taxes. However, deferred tax assets are recognized when it is considered probable (defined as “more likely than not”) that sufficient taxable profits will be available to utilize the temporary difference or unused tax losses. IFRS does not allow the recognition of valuation allowances.

IFRS establishes more specific and strict procedures to assess whether a deferred tax asset should be recognized. All available evidence, both positive and negative, is considered to determine whether, based on the weight of that evidence, a deferred tax asset should be recognized. Judgment must be used in considering the relative impact of negative and positive evidence. The weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which it can be objectively verified. The more negative evidence that exists (a) the more positive evidence is necessary and (b) the more difficult it is to support a conclusion that a deferred tax asset can be recognized.

As a result, on transition to IFRS, the Company has not recognized deferred tax assets relating to any carry forward losses and other temporary differences for an amount of Ps. 16.5 million and Ps. 18.8 million as of July 1, 2011 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the year ended June 30, 2012, an amount of Ps. 16.5 million was recognized against retained earnings, a loss of Ps. 2.8 million in the statement of income and an amount of Ps. 0.5 million gain was recognized in the statement of other comprehensive income.

In addition, the Company has assessed the impact of all IFRS adjustments on deferred income taxes. As a result, the Company recognized an adjustment to deferred income taxes of Ps. 0.8 million and Ps. 5.6 million as of July 1, 2011 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the year ended June 30, 2012, an amount of Ps. 0.7 million was recognized against retained earnings and an amount of Ps. 6.4 million loss was recognized in the statement of income.

Notes to Consolidated Financial Statements (continued)
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 26:  (Continued)

(q)  Non-controlling interest

Differences for non-controlling interest include the effect of recording, where applicable, the corresponding effect of other differences between Argentine GAAP and IFRS.

NOTE 27:                        SUBSEQUENT EVENTS

Acquisition of equity interest in Rigby 183

IRSA, through its subsidiary IRSA International LLC, has contractually agreed to purchase the whole 33.36% interest that Rigby Madison LLC holds in Rigby 183, owner of the building identified as Madison 183 in Manhattan.  As a result, IRSA’s interest in Rigby 183 will increase to 82.36% of its capital stock.

The amount of the transaction was US$ 32.5 million, of which US$ 5.0 million have been paid while the remaining balance is to be paid upon closing of the transaction in the month of October 2012.

Acquisition of shares of APSA

During August, 2012, E-Commerce acquired through successive purchases 37,814 shares of APSA’s capital stock, equal to a 0.03% equity interest, for a total value of US$ 0.124 million. As a result of such acquisition, IRSA’s direct and indirect ownership in APSA amounts to 95.64%.

Partial payment of debt owed by Quality

On August 31, 2012, Quality made a partial payment of US$ 2 million on account of the second installment of the purchase price agreed upon for the property sold by Nobleza Piccardo S.A.I.C. y F. (See Note 22 A.7.).

Purchase of corporate notes by the Company

On July 25, 2012, APSA acquired Corporate Notes Class II (US$) from IRSA for a total amount of US$ 0.88 million (See Note 17.1 to the basic financial statements)

Sale of Hersha’s shares

After the balance sheet date, IRSA has sold either directly or through its subsidiaries 2,000,000 common shares of Hersha, for a total amount of US$ 9.7 million.

Thus, IRSA’s interest in Hersha’s capital stock decreased from 9.13% to 8.12%.

IRSA Inversiones y Representaciones
Sociedad Anónima

Free translation of the Financial Statements
For the fiscal years
ended June 30, 2012 and 2011

Balance Sheets as of June 30, 2012 and 2011
In thousands of pesos (Note 1)
Free translation from the original prepared in Spanish for publication in Argentina

	June 30, 2012	June 30, 2011		June 30, 2012	June 30, 2011

ASSETS			LIABILITIES
CURRENT ASSETS			CURRENT LIABILITIES
Cash and banks (Note 2)	76,405	27,276	Trade accounts payable (Note 6)	20,042	18,734
Investments (Exhibits C and D)	21,147	42,188	Customer advances (Note 7)	7,026	4,971
Accounts receivable, net (Note 3)	37,313	48,536	Short-term debt (Note 8)	423,881	525,926
Other receivables (Note 4)	28,647	72,908	Salaries and social security payable	5,151	3,086
Inventories (Note 5)	5,650	11,979	Taxes payable (Note 9)	19,455	10,081
Total Current Assets	169,162	202,887	Other liabilities (Note 10)	93,783	23,856
			Subtotal Current Liabilities	569,338	586,654
			Provisions (Exhibit E)	875	1,082
			Total Current Liabilities	570,213	587,736

			NON-CURRENT LIABILITIES
NON-CURRENT ASSETS			Customer advances (Note 7)	9	-
Accounts receivable, net (Note 3)	7,445	1,885	Long-term debt (Note 8)	1,502,671	1,238,120
Other receivables (Note 4)	131,102	58,738	Taxes payable (Note 9)	15,820	75,951
Inventories (Note 5)	63,089	61,685	Other liabilities (Note 10)	54,911	60,112
Investments (Exhibits C and D)	3,251,747	3,049,252	Subtotal Non-Current Liabilities	1,573,411	1,374,183
Fixed assets, net (Exhibit A)	897,432	939,252	Provisions (Exhibit E)	6,198	-
Intangible assets, net (Exhibit B)	1,180	41	Total Non-Current Liabilities	1,579,609	1,374,183
Subtotal Non-Current Assets	4,351,995	4,110,853	Total Liabilities	2,149,822	1,961,919
Negative goodwill, net	(36,056)	(38,134)
Total Non-Current Assets	4,315,939	4,072,719	SHAREHOLDERS´ EQUITY (according to the corresponding statement)	2,335,279	2,313,687
Total Assets	4,485,101	4,275,606	Total Liabilities and Shareholders´ Equity	4,485,101	4,275,606

The accompanying notes and exhibits are an integral part of these financial statements.

Eduardo S. Elsztain President

Statements of Income
For fiscal years
ended June 30, 2012 and 2011
In thousands of pesos (Note 1)
Free translation from the original prepared in Spanish for publication in Argentina

	June 30, 2012	June 30, 2011
Revenues	344,010	298,661
Costs (Exhibit F)	(97,548)	(114,628)
Gross profit	246,462	184,033
Administrative expenses (Exhibit H)	(69,499)	(70,319)
Selling expenses (Exhibit H)	(19,142)	(11,971)
Subtotal	(88,641)	(82,290)
Gain from recognition of inventories at net realizable value	28,033	17,273
Gain from operations and holdings of real estate assets, net	561	1,012
Operating income	186,415	120,028
Amortization of negative goodwill, net	2,078	2,078
Financial and holding results generated by assets:
Interest income	20,292	29,733
Foreign exchange gain	26,137	18,578
Other holding (loss) gain	(12,724)	17,786
Subtotal	33,705	66,097
Financial and holding results generated by liabilities:
Interest expense	(223,198)	(166,896)
Foreign exchange loss	(149,371)	(63,910)
Other financial expenses	(8,799)	(5,263)
Subtotal	(381,368)	(236,069)
Financial and holding results, net	(347,663)	(169,972)
Gain on equity investees (Note 12 c.)	392,191	340,481
Other expenses, net (Note 11)	(12,812)	(16,595)
Net income before tax	220,209	276,020
Income tax (Note 15)	59,872	18,765
Net income for the year	280,081	294,785
Earnings per share (Note 13):
Basic net income per share	0.484	0.509
Diluted net income per share	0.484	0.509

The accompanying notes and exhibits are an integral part of these financial statements.

Eduardo S. Elsztain President

Statements of Changes in Shareholders’ Equity
For fiscal years ended June 30, 2012 and 2011
In thousands of pesos (Note 1)
Free translation from the original prepared in Spanish for publication in Argentina

	Shareholders’ contributions					Reserved earnings
	Common stock (Note 14.a)	Inflation adjustment of common stock		Additional paid-in capital	Total	Legal reserve (Note 14.b)	Reserve for new development	Long-term incentive program reserve (Note 23)	Cumulative translation adjustment	Retained earnings		Total at the year end
Balances as of June 30, 2010	578,676		274,387	793,123	1,646,186	40,306	193,486	-	17,459		505,609	2,403,046
Adjustment to retained earnings (Note 1.5.o.)	-		-	-	-	-	-	-	-		(180,809)	(180,809)
Balances as of June 30, 2010 adjusted	578,676		274,387	793,123	1,646,186	40,306	193,486	-	17,459		324,800	2,222,237
Appropriation of retained earnings approved by Shareholders meeting held 10.29.10									-
- Distribution of dividends	-		-	-	-	-	-	-			(120,000)	(120,000)
- Legal reserve increase	-		-	-	-	16,725	-	-	-		(16,725)	-
- Reserve for new developments increase	-		-	-	-	-	197,776	-	-		(197,776)	-
Appropriation of retained earnings approved by Shareholders meeting held 05.26.11
- Distribution of dividends	-		-	-	-	-	-	-	-		(100,000)	(100,000)
Cumulative translation adjustment	-		-	-	-	-	-	-	16,665		-	16,665
Net gain for the year	-		-	-	-	-	-	-	-		294,785	294,785
Balances as of June 30, 2011	578,676		274,387	793,123	1,646,186	57,031	391,262	-	34,124		185,084	2,313,687
Appropriation of retained earnings approved by Shareholders meeting held 10.31.11
- Distribution of dividends	-		-	-	-	-	-	-	-		(211,575)	(211,575)
- Legal reserve increase	-		-	-	-	14,105	-	-	-		(14,105)	-
- Reserve for new developments increase	-		-	-	-	-	56,421	-	-		(56,421)	-
Long-term incentive program reserve	-		-	-	-	-	-	2,595	-		-	2,595
Reimbursement of expired dividends (see Note 1.5.r.)	-		-	-	-	-	-	-	-		3,640	3,640
Appropriation of retained earnings approved by Shareholders meeting held 05.23.12
- Distribution of dividends	-		-	-	-	-	(27,900)	-	-		(71,100)	(99,000)
Cumulative translation adjustment	-		-	-	-	-	-	-	45,851		-	45,851
Net gain for the year	-		-	-	-	-	-	-	-		280,081	280,081
Balances as of June 30, 2012	578,676	(1)	274,387	793,123	1,646,186	71,136	419,783	2,595	79,975	(1)	115,604	2,335,279

The accompanying notes and exhibits are an integral part of these financial statements.
(1) See Note 24.

Eduardo S. Elsztain President

Statements of Cash Flows
For fiscal years ended June 30, 2012 and 2011
In thousands of pesos (Note 1)
Free translation from the original prepared in Spanish for publication in Argentina

	June 30, 2012	June 30, 2011
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of the beginning of the year	45,162	57,467
Cash and cash equivalents as of the end of the year	76,872	45,162
Net increase (decrease) in cash and cash equivalents	31,710	(12,305)
CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
• Net income for the year	280,081	294,785
Adjustments to reconcile net income to cash flows from operating activities:
• Income tax accrued for the year	(59,872)	(18,765)
• Allowances and provisions	37,440	25,675
• Amortization and depreciation	22,632	22,262
• Gain on equity investees	(392,191)	(340,481)
• Financial results, net	123,059	12,727
• Accrued interest	216,198	126,555
• Long-term incentive program reserve (Note 23)	551	-
• Gain from recognition of inventories at net realizable value	(28,033)	(17,273)
• Gain from operations and holdings of real estate assets, net	(561)	(1,012)
• Amortization of negative goodwill, net	(2,078)	(2,078)
Changes in certain assets and liabilities net of non-cash transactions:
• Decrease in accounts receivable, net	13,359	13,687
• Increase in other receivables	(28,804)	(23,678)
• Decrease in inventories	62,407	26,635
• Decrease in trade accounts payable	(137)	(7,038)
• Increase (Decrease) in customer advances	1,640	(16,434)
• Increase (Decrease) in taxes payable, salaries and social security payable	3,223	(6,917)
• Decrease in other liabilities	(4,425)	(27,242)
Net cash provided by operating activities	244,489	61,408
CASH FLOWS FROM INVESTING ACTIVITIES:
• (Increase) decrease in current investments	(21,393)	10,548
• Decrease in other investments	22,772	177,760
• Acquisitions and improvements of fixed assets	(9,492)	(5,012)
• Advance payments for the acquisition of shares	-	(260)
• Gain from sale of subsidiaries	43,175	-
• Cash collected from loans granted to related parties	161,726	68,114
• Loans granted to related parties	(186,973)	(71,324)
• Share-holding increase in equity investees	(1,344)	(480,249)
• Irrevocable contributions in subsidiaries	(59,971)	(323,212)
• Dividends collected	242,512	239,840
Net cash provided by (used in) investing activities	191,012	(383,795)
CASH FLOWS FROM FINANCING ACTIVITIES:
• Dividends paid	(252,322)	(220,000)
• Increase in bank overdraft, net	(221,796)	53,286
• Payments of loans with related parties	(33,053)	(59,714)
• Increase in loans received from related parties	76,332	56,568
• Payment of loans	(138,784)	(92,451)
• Increase in financial loans	80,000	105,000
• Interest paid	(209,198)	(100,056)
• Issuance of non convertible notes, net of issuance expense	295,030	567,449
Net cash (used in) provided by financing activities	(403,791)	310,082
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	31,710	(12,305)

The accompanying notes and exhibits are an integral part of these financial statements.

Eduardo S. Elsztain President

Statements of Cash Flows (continued)
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos (Note 1)
Free translation from the original prepared in Spanish for publication in Argentina

	June 30, 2012	June 30, 2011
Supplemental cash flow information
• Income tax paid	-	12,842

Non-cash activities:
• Increase in non-current investments through a decrease in other receivables	9,600	70,620
• Increase in inventories through a decrease in fixed assets	-	2,947
• Decrease in non-current investment through an increase in other receivables	819	-
• Cumulative translation adjustment of investments	45,851	16,665
• Transfer of fixed assets to inventories	29,581	-
• Transfer of undeveloped parcels of land to inventories	-	3,030
• Increase in inventories through a decrease in non-current investments	-	14,541
• Long term incentive program reserve	2,044	-
• Reimbursement of dividends barred by the statute of limitations	3,640	-
• Increase in intangible assets through a decrease in other receivables	1,139	-
• Increase in other liabilities through a decrease in the shareholder´s equity	35,703	-
• Decrease in other liabilities through a decrease in non-current investments	45,665	-
• Decrease in other receivables through a decrease in shareholder´s equity	22,550	-
• Increase in long-term debts through an increase in fixed assets	208	-

Composition of cash and cash equivalents at the year end
Cash and banks	76,405	27,276
Current investments	21,147	42,188
Subtotal cash and banks and current investments	97,552	69,464
Less: (items not considered cash and cash equivalents)
• Boden 2012	1	2
• Boden 2013	8	10
• Mutual funds	2,494	2,170
• Stock shares	11,643	2,892
• Non - convertible Notes APSA 2012 - Accrued interest	-	77
• Non - convertible Notes APSA 2012	-	13,290
• Convertible Notes APSA 2014 - Accrued interest	6,534	5,861
Cash and cash equivalents	76,872	45,162

Eduardo S. Elsztain President

Notes to the Financial Statements
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	ACCOUNTING STANDARDS

Below are the most relevant accounting standards used by the Company to prepare these financial statements:

1.1.         Preparation and presentation of financial statements

These financial statements are stated in thousands of Argentine pesos and were prepared in accordance with disclosure and valuation criteria contained in the Technical Resolutions issued by the Federación Argentina de Consejos Profesionales de Ciencias Económicas, approved with certain amendments by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires, in accordance with the resolutions issued by the National Securities Commission.

1.2.	Use of estimates

The preparation for financial statements requires the Company’s Management, at a specific date, to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses for the period. The Company’s Management makes estimations to calculate, for example, the allowance for doubtful accounts, depreciation and amortization, the impairment of long-lived assets, income taxes, contingencies allowances, fair value of assets acquired in a business combination, the fulfillment of certain conditions for valuation of inventories to its net realizable value and fair value of transaction of exchanges (barters). Future actual results could differ from the estimates and assumptions made at the date of these financial statements.

Notes to the Financial Statements
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina
NOTE 1:	(Continued)

1.3.         Recognition of the effects of inflation

The financial statements have been prepared in constant Argentine Pesos, reflecting the overall effects of inflation through August 31, 1995. From that date and until December 31, 2001 the Company discontinued the restatement of the financial statements due to a period of monetary stability. From January 1, 2002 up to February 28, 2003 the effects of inflation were recognized due to the existence of an inflationary period. As from that date, the restatement of the financial statements was discontinued.

This criterion is not in line with current professional accounting standards, which establish that the financial statements should have been restated through September 30, 2003. However, due to the low level of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the financial statements taken as a whole.

The rate used for restatement of items in these financial statements is the domestic wholesale price index published by the National Institute of Statistics and Census.

1.4.	Comparative information

Balances items as of June 30, 2011 shown in these financial statements for comparative purposes arise from annual financial statements for the year then ended.

Certain reclassifications of prior year information have been made to conform to the current year presentation, which resulted mainly for the recognition of deferred tax liabilities derived from an adjustment for inflation of fixed assets and other non-monetary assets (see Note 1.5.o).

Notes to the Financial Statements
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina
NOTE 1:                 (Continued)

1.5. Significant accounting polices

a.     Cash and banks

Cash on hand has been valued at face value.

b. Foreign currency assets and liabilities

Foreign currency assets and liabilities were valued at each year end exchange rates.

Operations denominated in foreign currency are converted into pesos at the exchange rates in effect at the date of settlement of the operation.

c. Current investments

Current investments in equity and debt securities and mutual funds were valued at their net realizable value.

d.     Accounts receivable, net and trade accounts payable

Accounts receivable, net and trade accounts payable have been valued at nominal value. Values obtained by this do not differ significantly from those that had been valued at the estimated price applicable to spot operations at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at that moment.

e.     Financial receivables and payables

Financial receivables and payables have been valued at nominal value plus accrued interest at the end of the year. Values obtained by this do not differ significantly from those that had been valued at the amount deposited and collected, respectively, net of the cost of the transaction, plus financial results accrued based on the internal rate of return estimated at the time of initial recognition.

The Company has recognized various Lease agreements such as finance leases; as a result, it has recorded leased property under fixed assets at the respective contractual values against banks and financial loans on the liability side of the balance sheet.

Notes to the Financial Statements
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina
NOTE 1:                 (Continued)

1.5.  (Continued)

f.     Other receivables and liabilities

Other receivables and other liabilities have been valued at face value plus the financial results accrued at the closing of the corresponding year. The figures thus obtained are not significantly different from those that would have been obtained if valued on the basis of the best possible estimate of the amounts receivable and payable, respectively, discounted by application of a rate that reflects the time value of money and the specific risks inherent in the transaction as estimated at the time of recognizing the item in assets and liabilities, respectively.

Certain receivables and liabilities disclosed under other non-current receivables and liabilities, were valued based on the best estimate of the amount receivable and payable, respectively, discounted at an interest rate that reflect the value-time of money and the estimate specific transaction risks at the time of incorporation to assets and liabilities, respectively.

As established by the regulations of the accounting professional standards, deferred tax assets and liabilities and minimum presumed income tax (MPIT) have not been discounted.

g. Balances corresponding to financial transactions and sundry receivables and payables with related parties

Receivables and payables with related parties generated by financial transactions and other sundry transactions were valued in accordance with the terms agreed by the parties.

h.   Inventories

A property is classified as inventories upon determination by the Board of Directors that the property is to be marketed for sale in the normal course of business over the next several years.

Properties classified as inventories have been valued at acquisition or construction cost restated as mentioned in Note 1.3., or estimated market value, whichever is lower. Costs include land and land improvements, direct construction costs, construction overhead costs, financial costs and real estate taxes.

Notes to the Financial Statements
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina
NOTE 1:                 (Continued)

1.5.  (Continued)

h. (Continued)

Inventories on which advance payments that establish price have been received, and the operation’s contract terms and conditions assure that the sale will be effectively accomplished and that the income will be realized, are valued at its net realizable value. Profits arising from such valuation are shown in the “Gain from recognition of inventories at net realizable value” caption of the Statements of Income.

Properties held for sale are classified as current or non-current based on the estimated date of sale and the time at which the related receivable is expected to be collected by the Company.

The amount recorded in inventories, net of allowances set up, does not exceed their estimated recoverable value at the end of the year.

•  Units to be received

The Company has rights to receive certain property units to be built. These rights have been valued according to the accounting measuring standards corresponding to units receivable (the price established in the deed) and these have been disclosed under “Inventories”.

i.  Non-current investments

•  Investments in debt securities:
Investments in debt securities were valued at their net realizable value.

•  Investments in subsidiaries and equity investments:
Non-current investments in subsidiaries and equity investments have been valued by using the equity method of accounting based on the financial statements issued by them. The accounting standards used by the subsidiaries and related companies to prepare their financial statements are similar to the ones used by the Company. For controlled and related companies, there is no binding requirement to recognize deferred tax liabilities derived from the adjustment for inflation of fixed assets and other non-monetary assets. IRSA has considered such adjustment in accounting for its interest in such companies.

This item includes the lower or higher value paid for the purchase of shares in subsidiaries and affiliated companies assignable to the assets acquired, and goodwill related to the subsidiaries and affiliated companies acquired.

Notes to the Financial Statements
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:                 (Continued)

1.5.	(Continued)

i.	(Continued)

•	Banco Hipotecario S.A. and Banco de Crédito & Securitización S.A.:
The financial statements of Banco Hipotecario S.A. and Banco de Crédito & Securitización S.A. are prepared in accordance with the Central Bank of the Argentine Republic (“BCRA”) standards. For the purpose of the valuation of the investment in the Company, adjustments necessary to adequate the financial statements to the professional accounting standards have been considered.

In accordance with the regulations of the BCRA, there are certain restrictions on the distribution of profits by Banco Hipotecario S.A. to the Company.

•	Tyrus S.A.:
Foreign permanent investments held by the Company through Tyrus S.A. in Uruguay have been classified as “integrated” or “not-integrated” into the Company’s operations, considering the characteristics of the aforementioned investments abroad and their operations.

•	Undeveloped parcels of lands:
The Company acquires undeveloped land in order to provide an adequate and well-located supply for its residential and office building operations. The Company's strategy for land acquisition and development is dictated by specific market conditions where the Company conducts its operations.

Land held for development and sale and improvements are stated at cost restated as mentioned in Note 1.3. or market value, whichever is lower.

Land and land improvements are transferred to inventories or fixed assets when their trade is decided or commences its construction.

The values of non-current investments thus obtained, do not exceed their respective estimated recoverable values at the end of the year.

Notes to the Financial Statements
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina
NOTE 1:                 (Continued)

1.5.	(Continued)

j.	Fixed assets, net

Fixed assets comprise primarily of rental properties and other properties and equipment held for use by the Company.

Fixed assets value, net of allowances set up, does not exceed estimated recoverable value at the end of the year.

•	Rental properties:
Rental properties are carried at acquisition and/or construction cost, restated as mentioned in Note 1.3., less accumulated depreciation and allowance for impairment at the end of the year. The Company capitalizes the financial accrued costs associated with long-term construction projects.

Depreciation was computed under the straight-line method over the estimated useful lives of each asset applying annual rates in order to extinguish their values at the end of its useful life. The Company revises the useful life of the assets periodically.

The Company has allowances for impairment of certain rental properties as disclosed in Exhibit A. Increases and decreases of such allowances are disclosed in Exhibit E.

Significant renewals and improvements, which improve or extend the useful life of the asset are capitalized and depreciated over its estimated remaining useful life. At the time depreciable assets are retired or otherwise disposed of, the cost and the accumulated depreciation of the assets are eliminated from the accounts and the resulting gain or loss is disclosed in the Statements of Income.

Notes to the Financial Statements
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina
NOTE 1:                 (Continued)

1.5.	(Continued)

j.	(Continued)

•	Other properties and equipment:
Other properties and equipment properties are carried at cost, restated as mentioned in Note 1.3., less accumulated depreciation at the end of the year. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, as specified below:

Assets	Estimated useful life (years)
Leasehold improvements	On contract basis
Furniture and fixtures	10
Vehicles	5
Machinery and equipment	10
Computer equipment	3

The cost of maintenance and repairs is charged to expense as incurred.

The cost of significant renewals and improvements are added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts.

k.	Intangible assets, net

“Project development expenses” include expenses initially incurred for research and development in new projects.

The value of these assets does not exceed their estimated recoverable value as of year end.

Notes to the Financial Statements
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina
NOTE 1:                 (Continued)

1.5.	(Continued)

l.	Business combinations

Significant entities or net asset acquired by the Company are recorded in line with the “purchased method” set forth in Technical Resolution No. 18 and Technical Resolution No. 21. All assets and liabilities acquired to third independent parties are adjusted to show their fair value. The Company identifies the assets and liabilities acquired, that included intangible assets such as: lease agreements acquired for prices and terms that are either higher or lower than in the market; costs of executing and delivering the lease agreements in force (costs that the Company avoids incurring as a result of acquiring effective lease agreements); the value of acquired brands, the value of any deposits associated to the investment and the intangible value inherent to customer relations.

The process of identification and the determination of the purchase price paid is a matter that requires complex judgments and significant estimates.

The Company uses the information contained in valuations estimated by independent appraisers as primary base for assigning the price paid for the land, buildings and shopping centers. The amounts assigned to all the other assets and liabilities are based on independent valuations or on the Company´s own analysis on comparable assets and liabilities.

If the price paid is larger than the value of the tangible and intangible assets and liabilities as identified, the excess is considered to be goodwill.

The negative goodwill represents the excess market value of net assets from those subsidiaries acquired at the equity percentage above the acquisition cost.

m.	Debt issuance costs

Expenses incurred in connection with the issuance of debt are amortized over the life of the related issuances. In the case of redemption or conversion of these notes, the related expenses are amortized using the accelerated depreciation method.

Amortization has been recorded under “Financial results and holding gain/loss, net” in the Statements of Income as a greater financing expense.

Notes to the Financial Statements
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina
NOTE 1:                 (Continued)

1.5.	(Continued)

n.	Customer advances

Customer advances represent payments received in connection with the sale and rent of properties and has been valued according to the amount of money received.

o.     Income tax

The Company has recognized the charge for income tax by the deferred tax liability method, recognizing timing differences between measurements of accounting and tax assets and liabilities (see Note 15).

To determine deferred assets and liabilities, the tax rate expected to be in effect at the time of reversal or use has been applied to timing differences identified and tax loss carryforwards, considering the legal regulations approved at the date of issuance of these financial statements. As stated by National Securities Commission’s (CNV) rules, deferred income tax has been presented at its nominal value.

The Company had decided not to recognize the deferred tax liability arising from the inflation adjustment of fixed assets and other non-monetary assets. The National Securities Commission (CNV) issued General Ruling 592 and provided that issuers who have chosen to disclose the deferred tax liabilities arising from the inflation adjustment in the notes to the financial statements should recognize such liabilities against retained earnings for purposes of implementing the International Financial Reporting Standards (IFRS). These liabilities may be recognized as of any interim or annual financial statement date through the fiscal year closing immediately before the first period of mandatory application of the IFRS.

For this reason, and for purposes of complying with the rulings of the National Securities Commission, the Company has recorded an adjustment to recognize the relevant deferred tax liability. The breakdown of adjustment to retained earnings, following the application of accounting standards required by the National Securities Commission is shown in the table below:

Item	Effect on retained earnings June 30, 2012	Effect on net income for the year ended June 30,2012 (Gain)	Effect on retained earnings June 30,2011	Effect on net income for the year ended June 30, 2011 (Gain)	Effect on retained earnings June 30, 2010
	Ps.
Non-current Investment (Deferred Income tax effect)	(122,125)	11,863	(133,988)	10,718	(144,706)
Deferred tax liabilities	(28,933)	5,207	(34,140)	1,963	(36,103)
Total	(151,058)	17,070	(168,128)	12,681	(180,809)

Notes to the Financial Statements
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:                 (Continued)

1.5.	(Continued)

p.	MPIT

The Company calculates MPIT by applying the current 1% rate on computable assets at the end of the year. This tax complements income tax. The Company’s tax obligation in each period will coincide with the higher of the two taxes. However, if MPIT exceeds income tax in a given period, that amount in excess will be computable as payment on account of income tax arising in any of the following ten years.

The Company has recognized MPIT accrued in the year and paid in previous years as credit, because the Company estimates that in the future years it may be computable as prepayment of income tax.

q.	Allowances and Provisions

Changes in provisions are showed in Exhibit E

•	Allowance for doubtful accounts:
The allowance for losses is recognized when, based on current information and events, it is probable that will be unable to collect all amounts due according to the terms of the agreements. The allowance is calculated based on an individual analysis of the recoverability of the accounts receivable.

The estimate of the amount and the possibility of fulfillment are made considering the opinion of the legal counsels. When it comes to its mortgage-secured receivables, the Company applies the collateral’s realization value upon analyzing the recoverability of receivables with hints of uncollectibility.

While Management uses the information available to make assessments, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the assessments. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimations, and the financial statements reflect that consideration.

Notes to the Financial Statements
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:                 (Continued)

1.5.         (Continued)

q.	(Continued)

•	For impairment of assets:
The Company regularly asses its non-current assets for recoverability at the end of every year.

The Company estimates the recoverable value of rental properties based on their economic use value, which is determined based on estimated future cash flows discounted. For the rest of the assets (inventories and undeveloped parcels of land) the Company makes a comparison with market values based on values of comparable properties. If the recoverable value of assets, which had been impaired in prior years, increases, the Company records the corresponding reversals of impairment loss as required by accounting standards.

•	For lawsuits:
The Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor issues. The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company's estimates of the outcomes of these matters and the Company’s lawyers’ experience in contesting, litigating and settling other matters.

As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have an effect on the Company's future results of operations and financial condition or liquidity.

At the date of issuance of these financial statements, Company’s Management understands that there are no elements to foresee other potential contingencies having a negative impact on these financial statements.

Notes to the Financial Statements
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:                 (Continued)

1.5.	(Continued)

r.	Shareholders’ equity accounts

Amounts of shareholders’ equity accounts have been restated following the guidelines detailed in Note 1.3. until February 28, 2003. Subsequent movements are stated in the currency of the month to which they correspond.

“Common stock” account was stated at historical nominal value. The difference between value stated in constant currency, following the guidelines detailed in Note 1.3., and historical nominal value is shown under “Inflation adjustment of common stock”.

"Cumulative translation adjustments" corresponds to exchange rate differences generated by those investments in foreign companies that have been classified as non-integrated to the Company’s transactions.

“Long-term incentive program reserve”, corresponds to contributions accrued by the Company and its subsidiaries (at the participation rate), following the Long-term Incentive Program mentioned on Note 23.

The reimbursement of APSA’s expired dividends has been booked against “Retained earnings” proportionally to the Company’s interest (See Note 24 B.6 to the consolidated financial statements).

s.	Profit and loss accounts

The profit and loss for the year are shown as follows:

Amounts included in Statements of Income are shown in currency of the month to which they correspond.

Charges for assets consumed (fixed asset depreciation, intangible asset amortization and cost of sales) were determined based on the values recorded for such assets.

Results from investments in subsidiary and equity investments were calculated under the equity method, by applying the percentage of the Company’s equity interest to the results of such companies, with the adjustments for application of Technical Resolution No. 21.

Notes to the Financial Statements
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:                 (Continued)

1.5.         (Continued)

t.	Revenue recognition

t.1.        Sales of properties

The Company records revenue from the sale of properties when all of the following criteria are met:

•	The sale has been consummated.
•	There is sufficient evidence to demonstrate the buyer’s ability and commitment to pay for the property.
•	The Company’s receivable is not subject to future subordination.
•	The Company has transferred the property to the buyer.

The Company uses the percentage-of-completion method of accounting with respect to sales of development properties under construction. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs according to budgeted costs. The Company does not recognize results until construction activities have begun. The percentage-of-completion method of accounting requires the Company’s Management to prepare budgeted costs in connection with sales of properties/units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.

t.2.	Revenues from leases

Revenues from leases are recognized considering its terms and conditions and over the life of the related lease contracts.

Notes to the Financial Statements
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:                 (Continued)

1.5.         (Continued)

u.	Cash and cash equivalents

The Company considers, for cash flow purposes, all highly liquid investments with original maturities of three months or less, consisting primarily of mutual funds, as cash equivalents.

v.     Negative Goodwill, net

Goodwill has been restated following the guidelines mentioned in Note 1.3. and amortization has been calculated by the straight-line method based on an estimated useful life, considering the weighted-average of the remaining useful life of identifiable assets acquired subject to depreciation.

w.	Dividends

IRSA’s Board of Directors decided that its dividend policy shall consist in the distribution, pro rata amongst the Shareholders, of an amount equivalent to the highest of a) up to twenty per cent (20%) of revenues posted by the “Offices and others” segment that comes from the Net Operating Income by Business Segment as of June 30 of each year (Note 3 to the consolidated financial statements) or b) up to twenty per cent (20%) of net income as of June 30 of each year. This policy requires that the Company must at all times abide by the covenants imposed on it by virtue of its financial commitments.

x.	Financial Derivatives Instruments

The Company uses certain financial instruments as a supplement to reduce financing costs. The Company is not engaged in trading or any other speculative use of financial instruments.

A breakdown of the Company’s transactions with financial derivatives is included in Note 22.

Notes to the Financial Statements
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:                 (Continued)

1.5.         (Continued)

x.	(Continued)

The resulting assets and/or liabilities have been valued at their net realizable value and/or estimated settlement cost at the end of the fiscal year.

Any difference arising during the year due to the application of measurement criteria has been recognized under "Financial results generated on assets/liabilities”, as applicable.

NOTE 2:                 CASH AND BANKS

The breakdown for this item is as follows:

	June 30, 2012	June 30, 2011
Cash on hand (Exhibit G)	125	149
Banks accounts (Exhibit G)	76,280	27,127
	76,405	27,276

NOTE 3:                 ACCOUNTS RECEIVABLE, NET

The breakdown for this item is as follows:

	June 30, 2012		June 30, 2011
	Current	Non-current	Current	Non-current
Trade receivables, leases receivable and services (1) (Exhibit G)	24,387	7,445	27,569	1,885
Related parties (Note 12.a.) (Exhibit G)	14,401	-	15,285	-
Debtors under legal proceedings and past due debts	2,911	-	8,596	-
Checks to be deposited	16	-	6,908	-
Notes receivable	381	-	-	-
Less:
Allowance for doubtful accounts (Exhibit E)	(4,783)	-	(9,822)	-
	37,313	7,445	48,536	1,885

(1)	Current and non-current receivables from the sale of real estate are secured by first degree mortgages in favor of the Company.

Notes to the Financial Statements
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:                 OTHER RECEIVABLES

The breakdown for this item is as follows:

	June 30, 2012		June 30, 2011
	Current	Non-current	Current	Non-current
Related parties (Note 12.a.) (Exhibit G)	16,557	52,799	58,914	2,851
Prepaid expenses	4,974	1,329	5,417	992
Gross revenue tax	414	-	597	-
MPIT	-	76,328	2,363	54,278
Present value	-	(124)	-	(146)
Maintenance fees to be reimbursed	2,369	-	1,993	-
Others (Exhibit G)	4,333	770	3,624	763
	28,647	131,102	72,908	58,738

NOTE 5:                 INVENTORIES

The breakdown for this item is as follows:

	June 30, 2012		June 30, 2011
	Current	Non-current	Current	Non-current
Units to be received Caballito (1) (Note 12.a.)	-	52,205	-	51,999
Caballito Nuevo (2)	2,150	-	5,473	-
El Encuentro (3)	1,315	1,607	4,432	1,486
Plots of land receivable Pereiraola (4)	-	8,200	-	8,200
Abril	1,108	752	1,085	-
Alto Palermo Park	462	74	-	-
Rivadavia 2768	-	251	-	-
Other inventories	615	-	989	-
	5,650	63,089	11,979	61,685

(1)	See Note 16.11.

(2)
In May 2006, Koad S.A. (“Koad”) and the Company entered into an asset exchange agreement valued at US$ 7.5 million pursuant to which the Company delivered to Koad a parcel in Caballito for the construction of a building complex to be named “Caballito Nuevo.”. As consideration therefore, Koad S.A. made a down payment of US$ 0.05 million and agreed to cancel the US$ 7.4 million balance by delivering 118 apartments and 68 parking spaces. To secure this transaction, Koad raised a US$ 7.5 million mortgage on the parcel that constitutes its subject matter and posted a surety bond for US$ 1.0 million. On October 15, 2010, Koad conveyed to IRSA full title, possession and ownership over the units agreed in the barter deed and the security interests that had been set up in that respect were cancelled.

During the fiscal year ended on June 30, 2011, several sale agreements had been subscribed, which measured the properties at their net realizable value and for which all deeds have been issued. During the fiscal years ended on June 30, 2012 and 2011 Ps. 1,415 and Ps. 5,790, respectively, were generated on this concept. As of June 30, 2012 the sale had been perfected upon execution of the deed of conveyance of 109 units and 50 parking spaces for which the respective preliminary sales agreements had been signed.

(3)
In March 2004, the Company sold (through subsidiaries) a parcel in Benavidez to Desarrolladora El Encuentro S.A. (DEESA) in exchange for (i) US$ 1.0 million in cash and (ii) 110 residential lots in the parcel to be subdivided by DEESA for US$ 3 million. On December 22, 2009 DEESA delivered the residential lots. In addition preliminary sales agreements have been signed which were recognized at their net realizable value, and recorded a gain of Ps. 1,369 and 3,732 during the fiscal years ended June 30, 2012 and 2011, respectively. As of June 30, 2012 the property rights has been recorded as public deed for 82 residential lots.

(4)	See Note 16.3..

Notes to the Financial Statements
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 6:                 TRADE ACCOUNTS PAYABLE

The breakdown for this item is as follows:

	June 30, 2012	June 30, 2011
Related parties (Note 12.a. and Exhibit G)	4,155	6,252
Suppliers (Exhibit G)	5,923	5,629
Accruals	9,769	6,746
Others	195	107
	20,042	18,734

NOTE 7:                 CUSTOMER ADVANCES

The breakdown for this item is as follows:

	June 30, 2012		June 30, 2011
	Current	Non-current	Current	Non-current
Related parties (Note 12.a. and Exhibit G)	2,513	-	-	-
Customer advances (Exhibit G)	4,353	-	3,632	-
Leases and services advances	160	9	1,339	-
	7,026	9	4,971	-

Notes to the Financial Statements
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 8:                 SHORT-TERM AND LONG–TERM DEBT

The breakdown for this item is as follows:

	June 30, 2012		June 30, 2011
	Current	Non-current	Current	Non-current
Bank overdrafts ( Exhibit G)	144,120	-	365,198	-
Bank loans (Exhibit G) (1)	81,260	-	108,968	27,585
Non-convertible Notes - 2013 Class III (Note 17.2) (4)	102,888	51,032	-	-
Non-convertible Notes -2014 Class IV (Note 17.2 and Exhibit G)(5)	38,278	114,665	-	-
Non-convertible Notes -2017 Class I (Note 17.1 and Exhibit G)(2)	23,175	675,843	20,960	612,419
Non-convertible Notes -2020 Class II (Note 17.1 and Exhibit G)(3)	34,003	661,078	30,800	598,116
Finance Leasing payable (Note 1.5.e. and Exhibit G)	157	53	-	-
	423,881	1,502,671	525,926	1,238,120

(1)	Balances as of June 30, 2012 includes:
(a)	Ps. 915 under current balances in relation to the debt for purchase the República building (Exhibit G).
(b)	Ps. 30,345 as current loan granted by Banco Provincia due in July 2012 at a nominal fixed rate of 14% per annum. As of July 31, 2012, such loan was completely paid.
(c)	Ps. 50,000 as current loan granted by Banco Nación due in November 2012 at a nominal Badlar rate plus 400 basic points.
(2)	It is disclosed net of issuance expenses for Ps. 874 current and Ps. 3,207 non-current as of June 30, 2012 and Ps. 874 current and Ps. 4,081 non-current as of June 30, 2011.
(3)	It is disclosed net of issuance expenses for Ps. 704 current and Ps. 4,930 non-current as of June 30, 2012 and Ps. 710 current and Ps. 5,683 non-current as of June 30, 2011.
(4)	It is disclosed net of issuance expenses for Ps. 1,642 current and Ps. 23 non-current, as of June 30, 2012.
(5)	It is disclosed net of issuance expenses for Ps. 1,481 current and Ps. 204 non-current, as of June 30, 2012.

Notes to the Financial Statements
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 9:                 TAXES PAYABLES

The breakdown for this item is as follows:

	June 30, 2012		June 30, 2011
	Current	Non-current	Current	Non-current
Tax on Shareholders’ personal assets, substitute taxpayer	3,101	-	3,668	-
MPIT, net	6,997	-	-	-
VAT, net	6,961	-	3,965	-
Tax retentions to third parties	1,026	-	1,051	-
Gross revenue tax payable	355	-	555	-
Tax facilities for gross revenue tax	111	295	128	222
Tax facilities for municipal taxes	824	-	142	332
Deferred income tax (Notes 1.5.o. and 15)	-	15,525	-	75,397
Other taxes	80	-	572	-
	19,455	15,820	10,081	75,951

NOTE 10:                   OTHER LIABILITIES

The breakdown for this item is as follows:

	June 30, 2012		June 30, 2011
	Current	Non-current	Current	Non-current
Related parties (Note 12.a. and Exhibit G)	80,211	47,698	11,670	55,139
Directors’ fees provision, net from advances (Note 12.a.)	8,716	-	5,508	-
Administration and reserve funds	2,517	-	2,975	-
Guarantee deposits (Exhibit G)	1,386	7,196	2,479	4,873
Present value	-	(178)	-	(95)
Others	953	195	1,224	195
	93,783	54,911	23,856	60,112

Notes to the Financial Statements
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina
NOTE 11:                      OTHER EXPENSES, NET

The breakdown for this item is as follows:

	June 30, 2012	June 30, 2011
Other income:
Recovery of allowances	294	-
Others	2,190	4
Subtotal	2,484	4

Other expenses:
Donations	(3,320)	(5,830)
Tax on Shareholders´ personal assets	(3,227)	(4,228)
Unrecoverable VAT	(2,222)	(3,347)
Discontinued projects	-	(1,669)
Lawsuits contingencies (1)	(6,035)	(533)
Others	(492)	(992)
Subtotal	(15,296)	(16,599)
Total Other expenses, net	(12,812)	(16,595)

(1)	As of June 30, 2012 and 2011 includes Ps. 44 and Ps. 448, corresponding to legal expenses and provisions, respectively.

Notes to the Financial Statements
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 12:	BALANCES AND TRANSACTIONS WITH SUBSIDIARIES, SHAREHOLDERS, AFFILIATED AND RELATED PARTIES

a.	The balances as of June 30, 2012 and June 30, 2011 with subsidiaries, shareholders, affiliated and related companies are as follows:

Related parties	Current Investments	Non current Investments	Account receivable, net– current	Other receivables- current	Other receivables- non current	Inventories non current Units to be received Caballito	Trade accounts payable current	Customer advances current	Other current liabilities	Others non- current liabilities	Total
Shareholders in general	-	-	-	-	-	-	-	-	(28,632)	-	(28,632)
Alafox S.A. (1)	-	-	-	11	-	-	-	-	-	-	11
Alto Palermo S.A. (1)	6,534	143,679	3,364	1,657	-	-	(1,700)	-	(56)	-	153,478
Apsamedia S.A. (1)	-	-	7	6	-	-	-	-	-	-	13
Arcos del Gourmet S.A. (1)	-	-	1	1	-	-	-	-	-	-	2
Baicom Networks S.A. (5)	-	-	-	12	-	-	-	-	-	-	12
Banco Hipotecario S.A. (3)	-	-	-	-	-	-	(75)	-	-	-	(75)
Canteras Natal Crespo S.A. (5)	-	-	928	100	-	-	-	-	-	-	1,028
Codalis S.A. (1)	-	-	-	10	-	-	-	-	-	-	10
Consorcio Libertador (4)	-	-	101	18	-	-	-	-	-	-	119
Consorcio Torre BankBoston (4)	-	-	97	231	-	-	(924)	-	-	-	(596)
Consultores Assets Management S.A. (4)	-	-	2,176	25	-	-	(11)	-	-	-	2,190
Cresud S.A.C.I.F. y A. (2)	-	-	-	8,983	-	-	-	-	(22,743)	-	(13,760)
Cyrsa S.A. (5)	-	-	38	435	-	-	(46)	-	-	-	427
Directors (4)	-	-	-	156	-	-	(41)	-	(8,716)	(8)	(8,609)
Doneldon S.A. (1)	-	-	-	2	-	-	-	-	-	-	2
E-Commerce Latina S.A. (1)	-	-	4	10	-	-	-	-	-	(5,243)	(5,229)
Efanur S.A. (1)	-	-	-	10	37,926	-	-	-	-	-	37,936
Emprendimiento Recoleta S.A. (1)	-	-	-	-	-	-	(1)	-	-	-	(1)
Estudio Zang, Bergel & Viñes (4)	-	-	-	46	-	-	(650)	-	-	-	(604)
Fibesa S.A. (1)	-	-	97	10	-	-	(5)	-	-	-	102
Fundación IRSA (4)	-	-	27	1	-	-	(1)	-	-	-	27
Futuros y opciones S.A. (4)	-	-	-	-	-	-	(2)	-	-	-	(2)
Hersha Hospitality Trust (3)	-	-	-	160	-	-	-	-	-	-	160
Hoteles Argentinos S.A. (1)	-	-	1	53	-	-	-	-	(908)	-	(854)
IMadison LLC (1)	-	-	-	816	-	-	-	-	-	-	816
Inversora Bolívar S.A. (1)	-	-	-	36	-	-	(27)	-	-	(6,176)	(6,167)
IRSA International LLC (1)	-	-	-	808	-	-	(605)	-	-	-	203
Jiwin S.A. (1)	-	-	-	2	-	-	-	-	-	-	2
Llao Llao Resorts S.A. (1)	-	-	1,967	251	1,250	-	-	-	-	-	3,468
Museo de los niños (4)	-	-	20	-	-	-	(13)	-	-	-	7
New Lipstick LLC (3)	-	-	-	1,081	-	-	-	-	-	-	1,081
Nuevas Fronteras S.A. (1)	-	-	-	1	-	-	(10)	-	(27,440)	-	(27,449)
Palermo Invest S.A. (1)	-	-	-	31	-	-	-	-	(7)	-	24
Panamerican Mall S.A. (1)	-	-	78	6	-	-	-	-	-	-	84
Loans granted to employees (4)	-	-	5	11	-	-	(21)	-	-	-	(5)
Puerto Retiro S.A. (5)	-	-	147	3	-	-	-	-	-	-	150
Quality Invest S.A. (5)	-	-	67	2	-	-	-	-	-	-	69
Real Estate Investment Group LP (1)	-	-	-	9	-	-	(23)	-	-	-	(14)
Real Estate Investment Group LP V (1)	-	-	-	10	-	-	-	-	-	-	10
Real Estate Strategies LP (1)	-	-	-	1,125	-	-	-	-	-	-	1,125
Ritelco S.A. (1)	-	-	65	23	9,959	-	-	-	(425)	(36,271)	(26,649)
Sedelor S.A. (1)	-	-	-	2	-	-	-	-	-	-	2
Solares de Santa María S.A. (1)	-	-	2,752	93	3,664	-	-	-	-	-	6,509
Tarshop S.A. (3)	-	-	65	-	-	-	-	-	-	-	65
TGLT S.A. (3)	-	-	2,355	-	-	52,205	-	(2,513)	-	-	52,047
Torodur S.A. (1)	-	-	11	128	-	-	-	-	-	-	139
Tyrus S.A. (1)	-	-	28	63	-	-	-	-	-	-	91
Unicity S.A. (1)	-	-	-	5	-	-	-	-	-	-	5
Zetol S.A. (1)	-	-	-	114	-	-	-	-	-	-	114
Totals as of June 30, 2012	6,534	143,679	14,401	16,557	52,799	52,205	(4,155)	(2,513)	(88,927)	(47,698)	142,882

Notes to the Financial Statements
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 12:	(Continued)

a.	(Continued)

Related parties	Current Investments	Non current Investments	Account receivable, net current	Other receivables- current	Other receivables- non current	Inventories non current Units to be received Caballito	Trade accounts payable current	Others current liabilities	Others non-current liabilities	Total
Alto Palermo S.A. (1)	19,228	130,444	2,148	595	-	-	(1,858)	(10)	-	150,547
Arcos del Gourmet S.A. (1)	-	-	1	1	-	-	-	-	-	2
Baicom Networks S.A. (5)	-	-	122	9	-	-	-	-	-	131
Banco Hipotecario S.A. (3)	-	-	-	-	-	-	(252)	-	-	(252)
Cactus Argentina S.A. (4)	-	-	3	-	-	-	-	-	-	3
Canteras Natal Crespo S.A. (5)	-	-	804	83	-	-	-	-	-	887
Consorcio Libertador (4)	-	-	139	16	-	-	(63)	(4)	-	88
Consorcio Torre BankBoston (4)	-	-	1,076	344	-	-	(836)	-	-	584
Consultores Assets Management S.A. (4)	-	-	986	29	-	-	(4)	-	-	1,011
Cresud S.A.C.I.F. y A. (2)	-	-	-	7,614	-	-	-	(4,906)	-	2,708
Cyrsa S.A. (5)	-	-	3,344	21	-	-	(2,169)	-	-	1,196
Directors (4)	-	-	-	155	-	-	-	(5,508)	(8)	(5,361)
E-Commerce Latina S.A. (1)	-	-	-	1	-	-	-	(297)	-	(296)
Emprendimiento Recoleta S.A. (1)	-	-	-	-	-	-	(4)	(2)	-	(6)
Estudio Zang, Bergel & Viñes (4)	-	-	-	9	-	-	(431)	-	-	(422)
Fibesa S.A. (1)	-	-	50	10	-	-	(8)	-	-	52
Fundación IRSA (4)	-	-	28	1	-	-	(1)	-	-	28
Futuros y opciones S.A. (4)	-	-	1	-	-	-	(2)	-	-	(1)
Hersha Hospitality Trust (3)	-	-	-	142	-	-	-	-	-	142
Hoteles Argentinos S.A. (1)	-	-	1	53	-	-	-	(825)	-	(771)
IMadison LLC (1)	-	-	-	714	-	-	-	-	-	714
Inversora Bolívar S.A. (1)	-	-	-	5	-	-	(25)	(134)	-	(154)
IRSA International LLC (1)	-	-	-	670	-	-	(549)	-	-	121
Llao Llao Resorts S.A. (1)	-	-	1,897	1,041	-	-	-	-	(7)	2,931
Museo de los niños (4)	-	-	29	-	-	-	(3)	-	-	26
New Lipstick LLC (3)	-	-	-	842	-	-	-	-	-	842
Nuevas Fronteras S.A. (1)	-	-	102	1	-	-	(14)	(5,037)	-	(4,948)
Palermo Invest S.A. (1)	-	-	-	4	-	-	-	(210)	-	(206)
Panamerican Mall S.A. (1)	-	-	37	3	-	-	(1)	-	-	39
Loans granted to employees (4)	-	-	-	421	-	-	(21)	-	-	400
Puerto Retiro S.A. (5)	-	-	116	1	-	-	(11)	-	-	106
Quality Invest S.A. (5)	-	-	1,597	483	-	-	-	(32)	-	2,048
Real Estate Investment Group LP (1)	-	-	-	9,171	-	-	-	-	-	9,171
Real Estate Investment Group LP IV (1)	-	-	-	34,605	-	-	-	-	-	34,605
Real Estate Investment Group LP V (1)	-	-	-	9	-	-	-	-	-	9
Real Estate Strategies LP (1)	-	-	-	9	-	-	-	-	-	9
Ritelco S.A. (1)	-	-	-	4	-	-	-	(213)	(55,124)	(55,333)
Shopping Neuquén S.A. (1)	-	-	-	1	-	-	-	-	-	1
Solares de Santa María S.A. (1)	-	-	1,979	48	2,851	-	-	-	-	4,878
Tarshop S.A. (3)	-	-	113	-	-	-	-	-	-	113
TGLT S.A. (3)	-	-	658	1,680	-	51,999	-	-	-	54,337
Torodur S.A. (1)	-	-	10	113	-	-	-	-	-	123
Tyrus S.A. (1)	-	-	26	6	-	-	-	-	-	32
Unicity S.A. (1)	-	-	18	-	-	-	-	-	-	18
Totals as of June 30, 2011	19,228	130,444	15,285	58,914	2,851	51,999	(6,252)	(17,178)	(55,139)	200,152

Notes to the Financial Statements
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina
NOTE 12:	(Continued)

b.	Results on subsidiary, shareholder, affiliated and related parties during fiscal years ended June 30, 2012 and 2011 are as follows:

Related parties	Sale and services fees	Donations	Leases	Interest Income	Fees	Costs of services	Interest expense	Total
Alto Palermo S.A. (1)	325	-	5,115	14,765	(437)	-	(1,117)	18,651
Canteras Natal Crespo S.A. (5)	96	-	-	9	-	-	-	105
Consorcio Libertador (4)	-	-	13	-	-	(431)	-	(418)
Consorcio Torre BankBoston (4)	-	-	-	-	-	(285)	-	(285)
Cresud S.A.C.I.F. y A. (2)	-	-	786	1,898	(22,834)	-	-	(20,150)
Cyrsa S.A. (5)	-	-	1	-	-	-	-	1
Directors (4)	-	-	-	-	(18,646)	-	-	(18,646)
E-Commerce Latina S.A. (1)	6	-	-	-	-	-	(387)	(381)
Estudio Zang, Bergel & Viñes (4)	-	-	-	-	(2,521)	-	-	(2,521)
Fibesa S.A. (1)	-	-	839	-	-	-	-	839
Fundación IRSA (4)	-	(1,876)	-	-	-	-	-	(1,876)
Inversora Bolívar S.A. (1)	-	-	-	-	-	-	(386)	(386)
Llao Llao Resorts S.A. (1)	-	-	82	1	-	-	-	83
Nuevas Fronteras S.A. (1)	498	-	-	-	-	-	(1,504)	(1,006)
Palermo Invest S.A. (1)	-	-	-	-	-	-	(1)	(1)
Loans granted to employees (4)	-	-	-	27	-	-	-	27
Quality Invest S.A. (5)	198	-	-	-	-	-	-	198
Real Estate Investment Group LP (1)	-	-	-	142	-	-	-	142
Real Estate Investment Group IV (1)	-	-	-	270	-	-	-	270
Real Estate Strategies LP (1)	-	-	-	13	-	-	-	13
Ritelco S.A. (1)	-	-	-	7	-	-	(944)	(937)
Tarshop S.A. (3)	229	-	2,436	-	-	-	-	2,665
Totals as of June 30, 2012	1,352	(1,876)	9,272	17,132	(44,438)	(716)	(4,339)	(23,613)

Notes to the Financial Statements
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 12:	(Continued)

b.	(Continued)

Related parties	Sale and services fees	Leases	Interest Income	Donations	Fees	Interest expense	Total
Alto Palermo S.A. (1)	-	18,673	4,599	-	(1,354)	(1,871)	20,047
Canteras Natal Crespo S.A. (5)	96	8	-	-	-	-	104
Cresud S.A.C.I.F. y A. (2)	-	2,161	705	-	(17,720)	(4,759)	(19,613)
Consorcio Dock del Plata (4)	78	-	-	-	-	-	78
Consorcio Libertador (4)	123	-	12	-	-	-	135
Consultores Assets Management S.A. (4)	-	-	99	-	-	-	99
Cyrsa S.A. (5)	-	-	15	-	-	-	15
Directors (4)	-	-	-	-	(23,443)	-	(23,443)
E-Commerce Latina S.A. (1)	6	523	-	-	-	-	529
Estudio Zang, Bergel & Viñes (4)	-	-	-	-	(3,154)	-	(3,154)
Fibesa S.A. (1)	40	-	721	-	-	-	761
Fundación IRSA (4)	-	-	-	(2,921)	-	-	(2,921)
Hoteles Argentinos S.A. (1)	190	-	-	-	-	-	190
Inversora Bolivar S.A. (1)	-	507	-	-	-	-	507
Llao Llao Resorts S.A. (1)	-	612	77	-	-	-	689
Nuevas Fronteras S.A. (1)	657	-	-	-	-	(242)	415
Palermo Invest S.A. (1)	-	214	-	-	-	(24)	190
Loans granted to employees (4)	-	52	-	-	-	-	52
Quality Invest S.A. (5)	54	81	-	-	-	-	135
Real Estate Investment Group LP (1)	-	1,567	-	-	-	-	1,567
Real Estate Investment Group IV (1)	-	1,090	-	-	-	-	1,090
Ritelco S.A. (1)	-	307	-	-	-	(946)	(639)
Solares de Santa María S.A. (1)	-	1,401	-	-	-	-	1,401
Tarshop S.A. (3)	184	-	2,525	-	-	-	2,709
Tyrus S.A. (1)	-	377	-	-	-	-	377
Totals as of June 30, 2011	1,428	27,573	8,753	(2,921)	(45,671)	(7,842)	(18,680)

(1)	Subsidiary (direct or indirect).
(2)	Shareholders.
(3)	Related party (direct or indirect).
(4)	Related party.
(5)	Direct or indirectly joint control.

Notes to the Financial Statements
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina
NOTE 12:                  (Continued)

c.	The composition of gain on equity investees is as follows:

	(Loss)/Gain	(Loss)/Gain
	June 30,	June 30,
	2012	2011
Gain on equity investees	370,174	340,743
Gain on the sale of equity interest in subsidiaries or related parties	23,717	4,793
Amortization of negative goodwill and lower/higher purchase values/acquisition expenses	6,158	3,454
Accrual of financial results from notes of APSA (Note 18.1)	(6,912)	(9,058)
Foreign exchange (loss) gain on higher value of notes of APSA	(946)	549
	392,191	340,481

NOTE 13:                  EARNINGS PER SHARE

Below is a reconciliation between the weighted-average number of common shares outstanding and the diluted weighted-average number of common shares:

	June 30, 2012	June 30, 2011
Weighted - average outstanding shares	578,676	578,676
Dilutive effect	-	-
Weighted - average diluted common shares	578,676	578,676

Below is a reconciliation between net income of the year and net income used as a basis for the calculation of the diluted earnings per share:

	June 30, 2012	June 30, 2011
Net income for calculation of basic earnings per share	280,081	294,785
Dilutive effect	-	-
Net income for calculation of diluted earnings per share	280,081	294,785
Net basic income per share	0.484	0.509
Net diluted income per share	0.484	0.509

Notes to the Financial Statements
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 14:                  COMMON STOCK

a.	Common stock

As of June 30, 2012, common stock was as follows:

	Par Value	Approved by		Date of record with the Public Registry of Commerce
		Body	Date
Shares issued for cash	-	First Meeting for IRSA’s Incorporation	04.05.1943	06.25.1943
Shares issued for cash	16,000	Extraordinary Shareholders´ Meeting	11.18.1991	04.28.1992
Shares issued for cash	16,000	Extraordinary Shareholders´ Meeting	04.29.1992	06.11.1993
Shares issued for cash	40,000	Extraordinary Shareholders´ Meeting	04.20.1993	10.13.1993
Shares issued for cash	41,905	Extraordinary Shareholders´ Meeting	10.14.1994	04.24.1995
Shares issued for cash	2,000	Extraordinary Shareholders´ Meeting	10.14.1994	06.17.1997
Shares issued for cash	74,951	Extraordinary Shareholders´ Meeting	10.30.1997	07.02.1999
Shares issued for cash	21,090	Extraordinary Shareholders´ Meeting	04.07.1998	04.24.2000
Shares issued for cash	54	Board of Directors´ Meeting	05.15.1998	07.02.1999
Shares issued for cash	9	Board of Directors´ Meeting (1)	04.15.2003	04.28.2003
Shares issued for cash	4	Board of Directors´ Meeting (1)	05.21.2003	05.29.2003
Shares issued for cash	172	Board of Directors´ Meeting (1)	08.22.2003	02.13.2006
Shares issued for cash	27	Board of Directors´ Meeting (1)	08.22.2003	02.13.2006
Shares issued for cash	8,585	Board of Directors´ Meeting (1)	12.31.2003	02.13.2006
Shares issued for cash	8,493	Board of Directors´ Meeting (2)	12.31.2003	02.13.2006
Shares issued for cash	4,950	Board of Directors´ Meeting (1)	03.31.2004	02.13.2006
Shares issued for cash	4,013	Board of Directors´ Meeting (2)	03.31.2004	02.13.2006
Shares issued for cash	10,000	Board of Directors´ Meeting (1)	06.30.2004	02.13.2006
Shares issued for cash	550	Board of Directors´ Meeting (2)	06.30.2004	02.13.2006
Shares issued for cash	9,450	Board of Directors´ Meeting (2)	09.30.2004	02.13.2006
Shares issued for cash	1,624	Board of Directors´ Meeting (1)	12.31.2004	02.13.2006
Shares issued for cash	1,643	Board of Directors´ Meeting (2)	12.31.2004	02.13.2006
Shares issued for cash	41,816	Board of Directors´ Meeting (1)	03.31.2005	02.13.2006
Shares issued for cash	35,037	Board of Directors´ Meeting (2)	03.31.2005	02.13.2006
Shares issued for cash	9,008	Board of Directors´ Meeting (1)	06.30.2005	02.13.2006
Shares issued for cash	9,885	Board of Directors´ Meeting (2)	06.30.2005	02.13.2006
Shares issued for cash	2,738	Board of Directors´ Meeting (1)	09.30.2005	02.13.2006
Shares issued for cash	8,443	Board of Directors´ Meeting (2)	09.30.2005	02.13.2006
Shares issued for cash	354	Board of Directors´ Meeting (2)	03.31.2006	12.05.2006
Shares issued for cash	13,009	Board of Directors´ Meeting (1)	03.31.2006	12.05.2006
Shares issued for cash	2,490	Board of Directors´ Meeting (2)	03.31.2006	12.05.2006
Shares issued for cash	40,215	Board of Directors´ Meeting (1)	06.30.2006	12.05.2006
Shares issued for cash	10,933	Board of Directors´ Meeting (2)	06.30.2006	12.05.2006
Shares issued for cash	734	Board of Directors´ Meeting (1)	09.30.2006	11.29.2006
Shares issued for cash	1,372	Board of Directors´ Meeting (2)	09.30.2006	11.29.2006
Shares issued for cash	5,180	Board of Directors´ Meeting (1)	12.31.2006	02.28.2007
Shares issued for cash	6,008	Board of Directors´ Meeting (2)	12.31.2006	02.28.2007
Shares issued for cash	2,059	Board of Directors´ Meeting (1)	03.31.2007	06.26.2007
Shares issued for cash	2,756	Board of Directors´ Meeting (2)	03.31.2007	06.26.2007
Shares issued for cash	8,668	Board of Directors´ Meeting (1)	06.30.2007	10.01.2007
Shares issued for cash	2,744	Board of Directors´ Meeting (2)	06.30.2007	10.01.2007
Shares issued for cash	33,109	Board of Directors´ Meeting (1)	09.30.2007	11.30.2007
Shares issued for cash	53,702	Board of Directors´ Meeting (2)	09.30.2007	11.30.2007
Shares issued for cash	1,473	Board of Directors´ Meeting (1)	12.31.2007	03.12.2008
Shares issued for cash	25,423	Board of Directors´ Meeting (2)	12.31.2007	03.12.2008
	578,676
(1)	Conversion of negotiable obligations.
(2)	Exercise of options.

Notes to the Financial Statements
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 14:                   (Continued)

b.       Restriction on the distribution of profits

i)
In accordance with the Argentine Commercial Corporations Law and the Company's By-laws, 5% of the net and realized profit for the year, calculated in accordance with Argentine GAAP plus (less) prior year adjustments must be appropriated, once accumulated losses are absorbed, by resolution of the shareholders to a legal reserve until such reserve equals 20% of the Company's outstanding capital. This legal reserve may be used only to absorb losses.

ii)	See Note 17.

iii)	See Note 1.5.w.

NOTE 15:                      INCOME TAX – DEFERRED TAX

The evolution and breakdown of deferred tax assets and liabilities are as follows:

Items	Balances at the beginning of year	Changes for the year	Balances at year end
Deferred assets and liabilities
Cash and Banks	(2,747)	2,745	(2)
Investments	46,585	17,225	63,810
Accounts receivable, net	88	(133)	(45)
Other receivables	(397)	399	2
Inventories	(19,097)	18,933	(164)
Fixed assets, net	(129,184)	2,418	(126,766)
Tax loss carryfowards	32,143	15,064	47,207
Short and long-term debt	(3,973)	(599)	(4,572)
Salaries and social security payable	684	329	1,013
Other liabilities	501	3,491	3,992
Total net deferred (liabilities) / assets	(75,397)	59,872	(15,525)

The detail of tax loss carryfowards not expired that have not yet been used as of fiscal year amounts to:

Year of generation	Amount	Statute of Limitation
2011	48,966	2016
2012	85,911	2017
Tax loss carryforwards	134,877

Notes to the Financial Statements
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 15:	(Continued)

Below is a reconciliation between income tax expensed and that resulting from application of the current tax rate to pre-tax income for the years ended June 30, 2012 and 2011, respectively:

Items	06.30.12	06.30.11
Pretax income	220,209	276,020
Statutory income tax rate	35%	35%
Income tax expense at statutory tax rate on pretax income	77,073	96,607
Permanent differences at tax rate:
- Amortization of intangible assets	(6,432)	(1,686)
- Results on equity investees	(131,873)	(112,200)
- Donations	1,164	2,040
- Non - deductible expenses	328	113
- Other	(132)	(3,639)
- Total income tax charge	(59,872)	(18,765)

Minimum Presumed Income Tax credit recorded by the Company and pending of use as of this year-end amounts to Ps. 70,647. In accordance with the legislation in effect, it can be offset with future taxable income as per the following detail:

Year of generation	Amount	Statute of Limitation
2003	259	2013
2004	69	2014
2005	2,362	2015
2006	7,697	2016
2008	1,609	2018
2009	6,604	2019
2010	13,659	2020
2011	22,101	2021
2012 Provision	16,287	2022
Total	70,647

Notes to the Financial Statements
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 15:                      (Continued)

Below is a reconciliation between income tax expensed and that resulting from application of the current tax rate to pre-tax income:

	06.30.12	06.30.11
Total income tax expense	(59,872)	(18,765)
Less temporary differences:
Additions
Cash and Banks	-	(2,737)
Investments	17,225	-
Inventories	-	(18,946)
Other receivables	-	(180)
Salaries and social security taxes payable	329	241
Tax loss carryfowards	15,064	32,143
Other liabilities	3,491	-
Short and long-term debt	(599)	(1,932)
Reversals
Cash and Banks	2,745	-
Investments	-	(2,456)
Fixed assets, net	2,418	11,174
Inventories	18,933	-
Other receivables	399	-
Accounts receivable, net	(133)	(1,191)
Other liabilities	-	(363)
Total temporary differences	59,872	15,753
Less: Difference between tax return and tax provision	-	3,012
Total income tax	-	-

NOTE 16:ACQUISITIONS, SALE, CONSTITUTIONS AND REORGANIZATIONS OF BUSINESS AND REAL STATE ASSETS

1.	Sales of Buildings

On July 7, 2011, the Company subscribed a sale agreement of some offices at Libertador 498. The agreed total price was US$ 2.5 million to be paid as per the following: a) US$ 0.75 million at the time of subscription of the sale agreement, b) US$ 1.38 million at the time of recording the public deed and granting possession, c) US$ 0.37 million, on April 2012. To secure the payment of the balance, the purchaser constituted a first-degree privilege mortgage on the property, in favor of the Company. On October 17, 2011, the Company issued the deed. The result for this transaction amounts to Ps. 8.1 million.

On September 7, 2011, the Company subscribed a sale agreement of the property “Thames”. The total transaction price amounts to US$ 4.7 million. Out of this total, US$ 1.0 million have been collected at the time of subscription, and the balance of US$ 3.7 million were collected at the time of recording the public deed and granting possession, which took place on October 25, 2011. The result for this transaction amounts to Ps. 15.80 million.

Notes to the Financial Statements
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 16:                   (Continued)

1.	(Continued)

On December 20, 2011, the Company subscribed a sale agreement of some offices from the property known as "Museo Renault" at Figueroa Alcorta 3301. The total price agreed is US$ 5.2 million payable in the following way: a) US$ 1.56 million when the agreement was subscribed; and b) US$ 3.64 million when the deed was granted, which was issued on March 07, 2012.

April 24, 2012, the Company executed a bill of sale for the sale of three functional units in the real property known as “Museo Renault”. This sale was executed at a total agreed price of US$ 5.5 million payable as follows: a) US$ 1.375 million paid upon execution of the transaction; b) US$ 0.825 million upon execution of conveyance deed on May 30, 2012; and the outstanding balance of US$ 3.3 million will be paid jointly with compensatory interest calculated at a nominal rate of 8.5% per annum on the outstanding balance, in two equal, annual and consecutive installments of US$ 1.65 million, with the first installment payable 12 months after the execution of the conveyance deed. To secure the payment of the balance, the purchaser constituted a first-degree privilege mortgage on the property, in favor of the seller. On the other hand, on June 11 and 12, 2012, IRSA signed new conveyance deeds for certain functional unites  for the same property, at a total price of US$ 65 each unit, which were respectively paid on the dates indicated. The result for the mentioned transactions amounts to US$ 23.9 million.

On May 23, 2012, IRSA signed the title conveyance deed for the functional unit 1 of the property identified as “Sarmiento 517”. The total amount agreed was US$ 0.05 million.

On June 16, 2012, IRSA sold, assigned and transferred a covered area of 4,703 m2 for offices and 46 car parking spaces and 4 complementary units to be used as storage units in the building identified as Yacht V and VI of the complex known as “Puerto del Centro”, located in Dique IV, Puerto Madero. The amount of the transaction was Ps. 69 million, which was paid by the buyer upon execution of the conveyance deed. The result for this transaction amounted to Ps. 53.7 million.

The properties mentioned above were classified as investment properties until the above mentioned transactions were executed, which represents a gross lease area of approximately 41,193 square meters.

In addition, during the fiscal year ended June 30, 2011, the Company sold office units in various deals amounting to an aggregate gross rental space of 620 square meters for a total of Ps. 10.5 million. Those transactions generated a gross gain of Ps. 7.3 million.

Notes to the Financial Statements
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 16:                   (Continued)

2.	Option to acquire an interest in Alto Palermo S.A. (APSA)

In January 2010, the Company submitted a bid, which Parque Arauco S.A. (PASA) accepted, for acquiring, through a purchase option, the 29.55% interest held by PASA in APSA and the direct and indirect interest held by PASA in the Series I Convertible Notes issued in due time by APSA (“APSA’s Convertible Note 2014”) for a nominal value of US$ 15.5 million.

The acceptance of the bid granted the Company the right to exercise the purchase option mentioned above until August 31, 2010, which term may be extended subject to compliance with certain conditions.

The strike price has been fixed at the total and final amount of US$ 126.0 million. The Company has transferred US$ 6.0 million (non-refundable) to PASA as payment in exchange for the option, to be computed towards cancellation of the final price.

On September 21, 2010, the Company’s Board of Directors resolved to exercise the option, which was consummated on October 15, 2010 through the payment of the price balance and the transfer of the shares. According to the terms of the option, the dividends paid by APSA for the fiscal year ended on June 30, 2010 were deducted from the price.

As a consequence of the above mentioned transaction, the Company’s interest in APSA increased to 95.59% (see Notes 23 A.1. to the Consolidated Financial Statements and 18.2.).

3.	Sale of ownership interest in Pereiraola S.A.I.C.I.F. y A. (Pereiraola)

In June 2010, the Company closed the sale and transfer of Pereiraola shares for US$ 11.8 million, for which initially it has collected US$ 1.94 million. The balance is being paid through a transfer to the name of the Company of the higher of 6% of the marketable lots, or 39,601 square meters in the gated neighborhood that the buyer has agreed to develop in the property owned by Pereiraola, equivalent to US$ 2.1 million and four consecutive, half-yearly installments of US$ 1.94 million each plus an annual 14% interest rate on the balances, which interest shall be paid in the same conditions as principal.

Notes to the Financial Statements
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 16:                      (Continued)

4.	Torodur S.A.

In May 2010, the Company acquired a 100% stake in Torodur S.A.’s capital stock for US$ 0.01 million. Later on, the Company transferred a 2% ownership interest to CAM Communications LP (Bermudas) and CAM Communications LP (Delaware), equally, at cost. In June 2011, the Company concluded the sale and transfer of shares of Torodur S.A., for US$ 0.002 million to APSA. As a consequence of this operation the Company does not have any direct holding in Torodur S.A..

On the same date, CAM Communications LP (Bermudas) and CAM Communications LP (Delaware) sold to APSA their holding in Torodur S.A..

5.	Sale of Torres Jardín IV

On October 25, 2010, the Company executed a preliminary sales agreement whereby it sold the lot 2, front to Gurruchaga 220/254/256 street, at the intersection with Murillo street in the Autonomous City of Buenos Aires (Torres Jardín IV). The total price of the transaction had been fixed at US$ 2.9 million and the terms of payment were: US$ 0.9 million to be collected upon signing the preliminary sales agreement and the price balance, US$ 2.0 million, to be collected when possession is conveyed and the title deed over the property is executed, which took place in January 2011.

6.	Acquisition of shares in Banco Hipotecario S.A. (BHSA)

On July 26, 2010, in the framework of an offer launched by BHSA’s Board of Directors for the sale to existing shareholders of 36.0 million of its treasury Class D shares in portfolio, BHSA sold approximately 26.9 million of said shares.

Exercising its preemptive right, the Company took part in the offering and acquired 4,352,243 Class D shares totaling Ps. 6.0 million. As a result of this transaction, the Company’s interest in BHSA increased from 5% to 5.29% (without considering treasury shares).

On January 7, 2011, the Company sold to Palermo Invest S.A. the equivalent of 4,352,243 Class D ordinary shares in BHSA for US$ 3.3 million. As a result of the sale, the Company’s interest in BHSA is once again 5% (without considering the treasury shares in portfolio).

Notes to the Financial Statements
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 16:                      (Continued)

7.	Acquisition of Unicity S.A.

On September 1, 2010, E-Commerce Latina S.A. acquired a 100% stake in Unicity S.A. (“Unicity”) for US$ 2.53 million. Unicity’s main assets consisted in 31,491,932 shares, acquired from IRSA in June 2007 and representative of 10% of the capital stock of Solares de Santa María S.A. because of which remained a liability to the Company for the balance of the purchase price of US$ 9.1 million. On September 28, 2010 the debt was capitalized and the Company received in exchange for 36,036,000 shares representing 88.61% of Unicity, being held by E-Commerce Latina S.A. the remaining 11.39%.

8.	Acquisition of shares in TGLT S.A.

In December 2010, the Company acquired 9,598 non-endorsable, registered, common shares, with right to one vote each and representative of 0.01% of TGLT S.A.’s capital stock. The total price paid was Ps. 0.1 million.

9.	Sale of interest in Quality Invest S.A. (Quality)

On March 31, 2011, the Company and Palermo Invest S.A. sold to EFESUL S.A. (“EFESUL”) 50% of the capital stock of Quality. As a result of such sale, Quality became jointly controlled by the Company and EFESUL (See Note 22.A.7. to the Consolidated Financial Statements).

On May 30, 2012, the Company sold to APSA all of its 50% interest in Quality’s capital stock at a price of US$ 9.7 million, which has been fully paid as of the date of these financial statements.

10.	Purchase of BACS Banco de Crédito y Securitización S.A. (“BACS”) shares

On March 10, 2011, the Company signed an agreement with International Finance Corporation to acquire a total of 796,875 common shares, which represents a 1.275% of BACS capital stock in an aggregate amount of US$ 0.32 million, US$ 0.06 million of which were paid upon execution of such agreement, and the balance of US$ 0.26 million was repaid at the time of closing of the transaction, which took place on June 11, 2012, within 12 business days as from approval of the transaction by the BCRA.

As of the date of issuance of these financial statements, the Company´s direct interest in BACS raises to 6.375%.

Notes to the Financial Statements
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 16:                      (Continued)

11.	Caballito plot of land barter (TGLT S.A.)

On June 29, 2011, the Company subscribed an Exchange agreement with TGLT S.A. (TGLT), which granted the property of a piece of land described as lot 1q of block 35, surrounded by the streets Méndez de Andes, Colpayo, Felipe Vallese and Rojas in the neighborhood of Caballito, City of Buenos Aires. In the site, TGLT will develop a building project devoted to housing and offices, which will consist of three buildings with an approximate area of 30,064.4 square meters.

The total Price was settled in US$ 12.8 million. Of the total amount, US$ 0.2 million was paid in money after the deed was executed and the balance shall be cancelled by transferring the property of: (i) a number of apartments to be determined, which represents in all 23.10% of the square meters of the saleable houses; (ii) a number to be determined of complementary units (garages), which represents in all 21.10% of the square meters of the garages; and (iii) in case TGLT builds complementary storage rooms, a number to be determined, which represents 21.10% of the square meters of the storage rooms; of the future real estate that shall form part of the project.

TGLT is committed to build, finish and obtain authorization for the three buildings that shall make up the building project, within 36 to 48 months, to be counted as from the subscription of the agreement. In guarantee of its obligations under the exchange agreement, TGLT constituted in favor of the Company a first grade privilege mortgage on the real estate for up to US$ 12.8 million (capital) plus interests, cost and other expenses that may apply.

12.	Acquisition of shares in companies in the Oriental Republic of Uruguay

During the current fiscal year, the Company purchased 100% of Efanur S.A.’s, Doneldon S.A.´s, Sedelor S.A.´s, Alafox S.A.´s and Codalis S.A.´s shares, companies constituted in the Oriental Republic of Uruguay.

Notes to the Financial Statements
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 17: ISSUANCE OF CONVERTIBLE AND NON CONVERTIBLE PROGRAMS

1.	Issuance of notes program for an amount up to US$ 450 million

In February 2007, the Company issued Non-convertible Notes (Non-convertible Notes-2017 Class I”) for US$ 150 million to become due in February 2017 under the framework of the Global Program for Issuing Non-convertible Notes (“The Program”) in a nominal value of up to US$ 200 million authorized by the National Securities Commission, Non-convertible Notes - 2017 accrue an annual fixed interest rate of 8.5%, payable every six months, starting in August, 2007. The Principal will be fully paid on maturity. Non-convertible Notes - 2017 contain certain covenants including restrictions to pay dividends in accordance with certain limits.

On February 25, 2010, the Board of Directors approved the extension of the maximum nominal value of the Program by an additional US$ 200 million, reaching a total amount of US$ 400 million, as approved by the Company’s General Shareholders’ Meeting held on October 29, 2009.

Within this framework, on July 20, 2010, the Company issued Non-convertible Notes for a nominal value of US$ 150 million (“Class II Notes - 2020”) maturing on July 20, 2020. The issuance price was 97.838% of the par value and they accrue interest at a nominal fixed interest rate of 11.5% per annum, to be paid semi annually on January 20 and June 20 each year, having started on January 20, 2011. The expenses related to the issuance amounted to Ps. 7.1 million.

2.	Issuance of notes program for an amount up to US$ 300 million

In the framework of the Corporate Notes Global Issuing Program for a face value of up to US$ 300 million approved by the Shareholders’ Meeting on October 31, 2011, on February 10, 2012, the Company closed the Corporate Notes public offering placement period for a total amount of Ps. 300 million, which were issued in two classes, Class III and IV:

•
Class III Corporate Notes at Badlar rate plus 249 basis points for a face value of Ps. 153.2 million, to be matured 18 months after the issuing date and to be amortized in 3 consecutive payments within 12, 15 and 18 months, and interests to be paid in 6 installments, on a quarterly basis, from May 14, 2012.

•
Class IV Corporate Notes at a fixed rate of 7.45% for a face value of US$ 33.8 million (equivalent to Ps. 146.9 million), to be matured 24 months after the issuing date, to be subscribed and paid in Argentine Pesos at the applicable exchange rate, to be amortized in 4 equal and consecutive payments within 15, 18, 21 and 24 months, to be paid in 8 installments, on a quarterly basis, from May 14, 2012.

Notes to the Financial Statements
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 18: OTHER RELEVANT FACTS

1.	Purchase and sale of APSA’s Notes

During fiscal year ended June 30, 2009, the Company bought APSA Notes Series I and II for US$ 39.6 million and US$ 46.5 million, respectively. The total amount paid was US$ 19.3 million and US$ 8.2 million, respectively. These transactions generated results for Ps. 74,285 and Ps. 18,363, respectively. On October 12, 2010, the Company sold APSA’s Series I negotiable obligations through the secondary market for a nominal value of US$ 39.6 million that it had acquired in the course of fiscal 2009. The total amount collected from the transaction was US$ 38.1 million. The difference has been treated as an implicit financial cost of the transaction, which shall accrue and be amortized against income over the term of the notes.

2.	Cancellation of agreement entered into with Cresud S.A.C.I.F. y A. (Cresud) over an assignment of rights to APSA shares.

On October 15, 2010, the Company and Cresud entered into an agreement to assign rights, whereby the Company assigned to Cresud the voting rights associated to 8,817,259 non-endorsable, registered, common shares of par value Ps. 1 per share and equivalent to 0.70% of APSA’s subscribed capital stock. In exchange, Cresud paid, as from the third month counted from the date of execution of the agreement, interest equivalent to an annual LIBOR at three months plus 150 basic points rate.

On April 3, 2012, Cresud notified its intention to terminate the Assignment of Rights before maturity, described above. As indicated in the agreement, cancellation became effective on April 10, 2012 and according to what was mentioned, the Company has increased its shares in APSA from 94.87 to 95.57%, reaching almost a complete control.

3.	Ordinary and Extraordinary Shareholders’ meeting as of October 31, 2011

The following are some of the resolutions adopted by the shareholders’ meeting:

•	Payment of a dividend exclusively in cash, for Ps. 211,575.

•	The fees of the Board of Directors for Ps. 23,443.

•	Allocation of up to 1% of the Company’s equity to the purchase of treasury stocks, with the purpose of implementing the long-term incentive program (See Note 23).

Notes to the Financial Statements
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 18:	(Continued)

•
Delegation on the Board of Directors the power to create a Global Issuance Program of simple Corporate Notes, non-convertible into shares, for a maximum outstanding amount of US$ 300 million at any time. (See Note 17.2.).

•
Renewal of the delegation on the Board of Directors of the power to create the Program for the issuance of VCP as simple corporate notes, non-convertible into shares, for a maximum outstanding amount of US$ 50 million at any time.

4.	Ordinary and Extraordinary Shareholders’ meeting as of May 23, 2012

The following are some of the resolutions adopted by the shareholders’ meeting:

•
Partial release of “Reserves for new developments” and “Retained earnings” in accordance with the financial statements as of June 30, 2011 in the amounts of Ps. 27.9 million and Ps. 71.1 million, respectively.

•	Payment of a cash dividend for a total amount of up to Ps. 99 million.

5.	Acquisition of the Company's shares

During the last quarter of the current fiscal year, Cresud has acquired 570,200 American Depositary Receipts (ADRs) issued by the Company at a price of US$ 4.9 million; such ADRs represent a 0.9854% of all outstanding shares of the Company. Hence, Cresud interest in IRSA has increased to 64.20%. (See Note 26).

6.	Negative working capital

At the period end the Company had posted a Ps. 401,051 deficit in its working capital. The treatment to be afforded to this situation is currently being considered by the Board and the Company’s Management.

Notes to the Financial Statements
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 19:                      RESTRICTED ASSETS

1.
The Company has a pledge on Cyrsa S.A.’s shares, as collateral for the latter’s obligation to transfer the units to be built in the premises located in Av. del Libertador 1755, for the balance of the purchase price.

2.	The Company carries a mortgage on the property designated as “Edificio República” in connection with the loan granted by Banco Macro for the acquisition of said property.

NOTE 20:	COMPLIANCE WITH CURRENTLY APPLICABLE ENVIRONMENTAL RULES AND REGULATIONS

The Company has assumed a permanent commitment to the sustainable conduct of business in line with currently applicable environmental rules and regulations.

NOTE 21:	TRANSACTIONS PENDING SOLUTIONS BY THE ARGENTINE ANTITRUST COMMISSION

On November 20, 2009, after the sale of the building named Costeros Dique II, the Company applied to the CNDC for a consultative opinion on whether the Company had to notify that transaction or not. The CNDC stated that there was an obligation to notify the situation. The Company appealed against this decision, but it was confirmed at court. As a consequence, on December 5, 2011, we notified the transaction. As of the date of issuance of these financial statements, the CNDC is analyzing this transaction.

In addition, as regards the acquisition of Torre BankBoston (Della Paolera), in August 2007 the Company applied to the CNDC for a consultative opinion as to whether the Company had to notify the transaction. In November 2007, the CNDC stated that there was indeed a duty to notify the transaction. The Company filed an appeal against this decision. The plaintiff resolution was right to CNDC. On November 3, 2010 the sale transaction was notified to the CNDC. On November 10, 2011, through Resolution SCI No. 356, the real estate purchase agreement was authorized.

On June 16, 2012, the Company sold to Cabaña Don Francisco S.A. certain Costeros Dique IV´s functional units, to be used for office space, and complementary units to be used for parking. In addition, the Company assigned upon the purchaser all rights and interests arising from lease agreements involving the conveyed units. As a result, an advisory opinion was requested from the CNDC as to the need to report such transaction. To date, the CNDC is analyzing the transaction.

Notes to the Financial Statements
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina
NOTE 22:	FINANCIAL DERIVATES

During the fiscal year the Company entered into transactions with derivative instruments which resulted in a loss of Ps. 815 and is accounted under "Other financing expenses" in the Statement of income.

The table below lists the derivative financial transactions entered and the recorded amount included in gains/losses for the fiscal year:

Futures	Bank	Amount US$	Due date	Gain (Loss)
Cancel transactions
Sale of dollars	Banco Citibank N.A.	8,000	04/30/2012.	52
Purchase of dollars	Standard Bank Argentina S.A.	3,000	04/30/2012.	(292)
Purchase of dollars	Banco Itau Argentina S.A.	2,000	04/30/2012.	(159)
Purchase of dollars	Banco Itau Argentina S.A.	3,000	04/30/2012.	(365)
Purchase of dollars	Banco Itau Argentina S.A.	2,500	02/29/2012.	(51)
Loss on derivative financial instruments				(815)

As of June 30, 2012, the Company did not have transactions with financial derivative instruments.

NOTE 23:	CAPITALIZATION AND LONG TERM INCENTIVE PROGRAMS FOR MANAGERS AND KEY PERSONNEL

Compensation plan for executive management

The Company has developed during the period ended June 30, 2007, the design of a capitalization program for the executive personnel by means of contributions that will be made by employees and by the Company.

That plan is aimed at certain employees that the Company chooses with the intention to maintain them, increasing its total compensation through an extraordinary reward provided certain circumstances are met.

Participation and contributions to the plan are voluntary. Once the beneficiary has accepted, two types of contributions may be made.  One monthly contribution, based on the salary and one extraordinary contribution based on the annual bonus. The suggested contribution is up to 2.5% of the salary and up to 15% of the bonus. On the other hand, the Company's contribution will be 200% of monthly contributions and 300% of employees' extraordinary contributions.

Notes to the Financial Statements
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 23:	(Continued)

Proceeds from the contributions made by participants are transferred to an independent financial vehicle, especially organized and located in Argentina as Investment Fund approved by the National Securities Commission (CNV). Such funds are freely redeemable at the participant’s request.

Proceeds from the contributions made by the Company are transferred to another financial vehicle independent of and separate from the previous one. In the future, participants will have access to 100% of the plan benefits (i.e. including the Company’s contributions made in favor of the financial vehicle created ad hoc) under the following circumstances:

•     Regular retirement under applicable labor regulations
•     Full or permanent disability or incapacity
•     Demise

In the case of resignation or dismissal without just cause, the participant will obtain the amount resulting from the Company’s contributions only if they have participated in the plan for a minimum five-year term subject to certain conditions.

As of June 30, 2012 the Company had made contributions to the capitalization program for executive management for an amount of Ps. 380.

Long-Term Incentive Program

The Company has developed a long-term shared-based incentive and retaining plan for managers and key personnel, by means of contributions that will be made by the mentioned employees together with the Company. The Company intends, at its sole decision, to repeat the plan for one or two fiscal years with the same or different conditions, with the possibility of granting a share-based unrestricted extraordinary compensation to be paid uniquely in September 2014.

Participation in this plan comes from an invitation from the Board of Directors and it can be freely accepted by the invited participants. Once an employee accepts their invitation, they will be able to make a single annual contribution (based on their annual bonus). The suggested contribution is up to 7.5% of their bonus, being the Company’s contribution for the first year 10 times the employee’s contribution. Contributions and/or the Company’s shares purchased with these funds will be transferred to vehicles specially constituted with this purpose. The Company’s and employees’ contributions for the following fiscal years will be defined after the fiscal year-end.

Notes to the Financial Statements
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina
NOTE 23:	(Continued)

In the future, the participants or their successors will have access to 100% of the Benefit (Company contributions made in its favor) under the circumstances that follow:

•	if the employee resigns or leaves the Company unexpectedly, he/she will be entitled to the benefit only if 5 years have passed since each contribution was made
•	retirement
•	total or permanent disability
•	Death

As of June 30, 2012 a reserve has been created in the Shareholders’ Equity to reflect this plan in the amount of Ps. 2,595.

Notes to the Financial Statements
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 24:	RECLASSIFICATION OF THE DEFERRED TAX LIABILITY DERIVED FROM THE ADJUSTMENT FOR INFLATION

In line with the guidelines established by Ruling 592 of the Argentine Securities Exchange Commission, on September 10, 2012, the Board of Directors decided to propose to the shareholders an adjustment in the Statement of Changes in Shareholders’ Equity related to the deferred tax liability derived from the adjustment for inflation against retained earnings, as part of the implementation of the IFRSs.

It will be a one-time proposal submitted to the next Shareholders’ Meeting that will consider the financial statements for the fiscal year ended June 30, 2012, pursuant to the provisions issued by the National Securities Commission.

In this respect, below is detailed the effect of the reallocation proposal of such adjustments on the items of the Statement of Changes in Shareholder´s Equity, in order to show the effects of such reallocation after approval by the Meeting.

Items	Figures in Ps. as of 06.30.12 resulting from the Statement of Changes in Shareholders’ Equity	Adjustment proposed pursuant to ruling 592 of the CNV	Adjusted figures in Ps. to be approved by the Shareholders’ Meeting
Capital stock	578,676	-	578,676
Inflation adjustment of common stock	274,387	(151,058)	123,329
Additional paid-in capital	793,123	-	793,123
Total	1,646,186	(151,058)	1,495,128
Legal reserve	71,136	-	71,136
Reserve for new developments	419,783	-	419,783
Long-term incentive program reserve	2,595	-	2,595
Cumulative translation adjustment	79,975		79,975
Retained earnings	115,604	151,058	266,662
Total as of 06.30.12	2,335,279	-	2,335,279

Notes to the Financial Statements
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 25:	ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

The National Securities Commission, (“CNV”, as per its Spanish acronym), through General Resolutions No. 562/9 and 576/10, has provided for the application of Technical Resolutions No. 26 and 29 of the Argentine Federation of Professional Councils of Economic Sciences (“F.A.C.P.C.E.”, as per its Spanish acronym), which adopt the IFRS, issued by the International Accounting Standards Board (“IASB”), for companies subject to the public offering regime ruled by Law 17,811, due to the listing of their shares or corporate notes, and for entities that have applied for authorization to be listed under the mentioned regime.

Therefore, the Company is required to adopt IFRS as published by the IASB as from the fiscal year beginning July 1, 2012, being the first interim financial statements as of September 30, 2012 and for the three-month periods ended September 30, 2012 and 2011.

As specified by Technical Resolution No. 26 (“RT 26”) the Company will prepare separate financial statements by applying IFRS on an integral basis, with the exception established in RT 26 as to long-term investments. Such exception provides that investments in controlled companies, joint ventures and associated companies (entities where there is material influence, but there neither control nor joint control) are to be accounted for under the equity method described by IAS 28 “Investments in Associates”. This criterion differs from the provisions of paragraph 38 of IAS 27 “Separate Financial Statements”, whereby such investments are to be stated at cost or fair value.

This difference with the IFRS is intended to have the same amounts of shareholders equity and net income resulting from a majority interest both in consolidated financial statements and the individual financial statements.

The items and/or amounts in the reconciliations included below are subject to change and should only be deemed final when the consolidated financial statements prepared under IFRS for the first time as of and for the year ended June 30, 2013 are issued.

IFRS 1 allows entities adopting IFRS for the first time to consider certain one-time optional exemptions to the retrospective application of certain IFRS for the fiscal year ended June 30, 2012. These exceptions have been foreseen by the IASB to simplify the first-time application of certain IFRS.

In Notes 26.1 and 26.2 to the consolidated financial statement there is a summary a of the optional exemptions and mandatory exceptions included in IFRS 1 applicable in the transition from Argentine GAAP to RT 26.

Notes to the Financial Statements
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 25:	(Continued)

1. Reconciliations of Argentine GAAP to IFRS

In accordance with the requirements of Technical Resolution No. 26 (as subsequently amended by Technical Resolution No. 29), set out below are the reconciliations of shareholders’ equity at June 30, 2012 and July 1, 2011, and the reconciliations of net income, other comprehensive income and cash flows for the year ended June 30, 2012. The reconciliations included below were prepared based on the IFRS standards that are estimated to be applicable for the Company for the financial statements as of and for the year ended June 30, 2013. The items and/or amounts in the reconciliations included below are subject to change and should only be deemed final when the consolidated financial statements prepared under IFRS for the first time as of and for the year ended June 30, 2013 are issued.

The items and/or amounts included in the reconciliations could be modified to the extent that, when preparing financial statements as of and for the year ended June 30, 2013, applicable standards are different.

1.1.	Reconciliation of shareholders’ equity as of July 1, 2011 and June 30, 2012

		July 1, 2012	June 30, 2012
Total shareholders’ equity under Argentine GAAP attributable to IRSA		2,313,687	2,335,279
Revenue recognition – “scheduled rent increases”	(a)	4,445	3,616
Trading properties	(b)	(3,620)	(2,913)
Pre-operating and organization expenses	(c)	(41)	(1,180)
Goodwill	(d)	368,574	348,865
Non-current investments – financial assets	(e)	10,187	10,160
Initial direct costs on operating leases	(f)	465	595
Tenant deposits	(g)	71	218
Investments in subsidiaries	(h)	81,876	(22,635)
Investments in associates	(i)	(3,889)	(7,501)
Investments in joint ventures	(j)	(16,795)	(11,421)
Acquisition of non-controlling interest	(k)	-	(33)
Amortization of transaction costs on borrowings	(l)	110	123
Present value accounting – tax credits	(m)	-	(178)
Deferred income tax	(n)	(4,066)	(3,654)
Total shareholders’ equity under IFRS attributable to IRSA		2,751,004	2,649,341

Notes to the Financial Statements
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 25:	(Continued)

1.2.	Reconciliation of net income for the year ended June 30, 2012

		June 30, 2012
Total net income under Argentine GAAP attributable to IRSA		280,081
Revenue recognition – “scheduled rent increases”	(a)	(829)
Trading properties	(b)	707
Pre-operating and organization expenses	(c)	(1,139)
Goodwill	(d)	(19,709)
Non-current investments – financial assets	(e)	(27)
Initial direct costs on operating leases	(f)	130
Tenant deposits	(g)	147
Investments in subsidiaries	(h)	(57,477)
Investments in associates	(i)	(3,612)
Investments in joint ventures	(j)	5,374
Amortization of transaction costs on borrowings	(l)	13
Present value accounting – tax credits	(m)	(178)
Deferred income tax	(n)	412
Total net income under IFRS attributable to IRSA		203,893

1.3.	Reconciliation of other comprehensive income for the year ended June 30, 2012

		June 30, 2012
Total other comprehensive income under Argentine GAAP attributable to IRSA		45,851
Investments in associates	(i)	(29,541)
Total other comprehensive income under RT 26		16,310

Notes to the Financial Statements
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 25:	(Continued)

1.4.	Reconciliation of cash flows for the year ended June 30, 2012

Based on IAS 7 “Statement of Cash Flows” requirements, the Company has made various reclassifications between operating, investing and financing activities in the cash flow statements presented under Argentine GAAP and the cash flows statements under RT 26 as further detailed below:

1.4.1.	Operating activities

Cash generated from operating activities under Argentine GAAP	244,489
Proceeds from sale of property, plant and equipment	(132,941)
Cash generated from operating activities under RT 26(1)	111,548

1.4.2.	Investing activities

Cash generated from investing activities under Argentine GAAP	191,012
Proceeds from sale of property, plant and equipment	132,941
Cash generated from investing activities under RT 26	323,953

1.4.3.	Financing activities

Cash generated from financing activities under Argentine GAAP	(403,791)
Cash generated from financing activities under RT 26	(403,791)

(1) Includes the effect of variations in exchange rate in cash and cash equivalents

2. Explanation of the transition to RT 26

(a)	Revenue recognition – “scheduled rent increases”

This adjustment is consistent with the one described in Note 26.4 (a) to the consolidated financial statement. As a result, the Company recognized a receivable for rent averaging of Ps. 4.4 million and Ps. 3.6 million as of July 1, 2011 and as of June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the year ended June 30, 2012, an amount of Ps. 4.4 million was recognized against retained earnings and an amount of Ps. 0.8 million loss was recognized in the statement of income.

Notes to the Financial Statements
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 25:	(Continued)

(b)	Trading properties

This adjustment is consistent with the one described in Note 26.4 (c) to the consolidated financial statement. As a result, the Company eliminated the effect of inflation adjustment on trading properties and adjusted their value for an amount of Ps. 3.6 million and Ps. 2.9 million as of July 1, 2011 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the year ended June 30, 2012, an amount of Ps. 3.6 million was recognized against retained earnings and an amount of Ps. 0.7 million gain was recognized in the statement of income.

(c)	Pre-operating and organization expenses

This adjustment is consistent with the one described in Note 26.4 (d) to the consolidated financial statement. As a result, the balances of pre-operating, organization expenses and other start-up costs capitalized under Argentine GAAP were derecognized under RT 26 for an amount of Ps. 0.04 million and Ps. 1.12 million as of July 1, 2011 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the year ended June 30, 2012, the Company recognized a loss for an amount of Ps. 1.1 million in the statement of income.

(d)	Goodwill

This adjustment is consistent with the one described in Note 26.4 (e) to the consolidated financial statement. As a result, the balances of goodwill recognized in the statement of financial position under Argentine GAAP were derecognized under RT 26 for an amount of Ps. 368.6 million and Ps. 348.9 million as of July 1, 2011 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the year ended June 30, 2012, the Company recognized a loss for an amount of Ps. 19.7 million in the statement of income and the remaining amount of Ps. 368.6 million against retained earnings.

Notes to the Financial Statements
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 25:                      (Continued)

(e)	Non-current investments – financial assets

This adjustment is consistent with the one described in Note 26.4 (f) to the consolidated financial statement. As a result, the Company adjusted the value of these equity securities to fair value by Ps. 10.19 million and Ps. 10.16 million as of July 1, 2011 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the year ended June 30, 2012, an amount of Ps. 10.19 million was recognized against retained earnings and an amount of Ps. 0.03 million loss was recognized in the statement of income.

(f)	Initial direct costs on operating leases

This adjustment is consistent with the one described in Note 26.4 (g) to the consolidated financial statement. As a result, Ps. 0.5 million and Ps. 0.6 million, as of July 1, 2011 and June 30, 2012, respectively, were added to “Investment properties”. As of July 1, 2011, the adjustment was recognized against retained earnings. For the year ended June 30, 2012, an amount of Ps. 0.5 million was recognized against retained earnings and Ps. 0.1 million gain were recognized in the statement of income.

(g)	Tenant deposits

This adjustment is consistent with the one described in Note 26.4 (h) to the consolidated financial statement. As a result, the Company adjusted the financial liability from tenant deposits for an amount of Ps. 0.1 million and Ps. 0.2 million as of July 1, 2011 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the year ended June 30, 2012, the Company recognized a gain of Ps. 0.1 million in the statement of income and the remaining amount of Ps. 0.1 million against retained earnings.

(h)	Impact of RT 26 adjustments on investment in subsidiaries

ARG GAAP - Investment in entities in which the Company exerts control, are accounted for under the equity method. Under the equity method, the investment is recorded at its original cost and periodically increased (decreased) for the investor proportionate share in earnings (loss) of the subsidiary, and decreased by all dividends received from the subsidiary. The Company applies its percentage ownership to the financial statements of its equity method investments prepared under ARG GAAP.

As of July 1, 2011 and June 30, 2012, the subsidiaries of the Company are those detailed in Note 1.a to the consolidated financial statements.

Notes to the Financial Statements
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 25:	(Continued)

(h)	(Continued)

RT 26 –The Company has assessed all its interests in the mentioned subsidiaries in the previous paragraph and has determined that it exerts control over it. Consequently, under RT 26, the Company also accounts for the investment following the equity method. Nevertheless, the Company has assessed the impact of the RT 26 adjustments on the financial statements of these investments prepared under ARG GAAP, prior to the application of the equity method.

In Notes 26.4 (a), (b), (c), (d), (e), (f), (g), (h), (i), (j), (k), (l) and (m) to the consolidated financial statements, there is a description of the most significant adjustments to the shareholders equity and net income of subsidiaries, as per RT 26.

As a result, the shareholders equity of the subsidiaries was increased by Ps. 81.9 million and reduced by Ps. 22.6 million as of July 1, 2011 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For fiscal year ended June 30, 2012, Ps. 81.9 million were recognized against retained earning, a loss of Ps. 56.2 million was recognized in the income statement, Ps. 15.7 against a reserve in the Shareholders’ Equity and Ps. 32.6 million were recognized in the Comprehensive statement of income.

(i)	Impact of RT 26 adjustments on investment in associates

This adjustment is consistent with the one described in Note 26.4 (k) to the consolidated financial statement. As a result, the net equity of these associates was reduced by Ps. 3.9 million and Ps. 7.5 million as of July 1, 2011 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the year ended June 30, 2012, an amount of Ps. 3.9 million was recognized against retained earnings and an amount of Ps. 3.6 million was recognized in the statement of income.

(j)	Impact of RT 26 adjustments on investment in joint ventures

This adjustment is consistent with the one described in Note 26.4 (l) to the consolidated financial statement. As a result, the net equity of the Company’s joint ventures was decreased by Ps. 16.8 million and Ps. 11.4 million as of July 1, 2011 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the year ended June 30, 2012, an amount of Ps. 16.8 million was recognized against retained earnings and an amount of Ps. 5.4 million gain was recognized in the statement of income.

Notes to the Financial Statements
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 25:	(Continued)

(k)	Acquisition of non-controlling interest

This adjustment is consistent with the one described in Note 26.4 (m) to the consolidated financial statement. As a result, the Company recognized a debit of Ps. 0.03 million in shareholders’ equity as of June 30, 2012.

(l)	Amortization of transaction costs on borrowings

This adjustment is consistent with the one described in Note 26.4 (n) to the consolidated financial statement. As a result, the shareholders’ equity of the Company increased in an amount of Ps. 0.11 million and Ps. 0.12 million as of July 1, 2011 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the year ended June 30, 2012, an amount of Ps. 0.11 million was recognized against retained earnings and an amount of Ps. 0.01 million gain was recognized in the statement of income.

(m)	Present value accounting – tax credits

This adjustment is consistent with the one described in Note 26.4 (j) to the consolidated financial statement. As a result, the shareholders’ equity of the Company decrease in an amount of Ps. 0.2 as of June 30, 2012. There is no difference as of July 1, 2011. For the year ended June 30, 2012, an amount of Ps. 0.2 million loss was recognized in the statement of income.

(n)	Deferred income tax

This adjustment is consistent with the one described in Note 26.4 (p) to the consolidated financial statement. The Company has assessed the impact of all RT 26 adjustments on deferred income taxes. As a result, the Company recognized an adjustment to deferred income taxes of Ps. 4.1 million and Ps. 3.7 million as of July 1, 2011 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the year ended June 30, 2012, an amount of Ps. 4.1 million was recognized against retained earnings and an amount of Ps. 0.4 million gain was recognized in the statement of income.

Notes to the Financial Statements
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 26:	SUBSEQUENT EVENTS

Transactions with related parties - IRSA Credit Facility

On August 27 2012, CYRSA granted a credit line to each of its shareholders, IRSA and CYRELA, for a maximum amount of Ps. 190 million, each, for a term no to exceed one year. Daily interest accrued on each disbursed amount will be based on the Private Sector Badlar Rate.

Sale of units of Libertador 498 building

On August 31, 2012, the Company executed the conveyance deed that formalizes the sale of a functional unit and various other units (parking spaces) in the building identified as Libertador 498. The transaction price was fixed at Ps. 15 million, which were paid on August 8, 2012 upon execution of the bill of sale.

Acquisition of the Company’s shares:

During July 2012 Cresud has acquired 175,000 American Depositary Receipts (“ADRs”) of the Company, for a total amount of US$ 1.2 million. Hence, Cresud interest in IRSA has increased to 64.50%.

Fixed assets, net
For the fiscal year beginning on July 1, 2011 and ended on June 30, 2012 compared with the year ended June 30, 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

Exhibit A

Items	Value as of beginning of year	Additions	Deductions	Transfers	Value as of end of year	Depreciation				Allowances for impairment (2)	Net carrying value as of June 30, 2012	Net carrying value as of June 30, 2011
						Accumulated as of beginning of year	For the year		Accumulated as of end of the year
							Increases, decreases and transfers	Amount (1)
Furniture and fixtures	2,904	140	-	-	3,044	2,565	-	46	2,611	-	433	339
Machinery, equipment and computer equipment	11,125	812	-	765	12,702	10,188	-	1,199	11,387	-	1,315	937
Leasehold improvements	8,180	-	-	510	8,690	8,129	-	167	8,296	-	394	51
Vehicles	221	-	-	-	221	221	-	-	221	-	-	-
Work in progress	2,299	1,072	-	(1,191)	2,180	-	-	-	-	-	2,180	2,299
Advances for fixed assets	1,645	818	-	(1,208)	1,255	-	-	-	-	-	1,255	1,645
Subtotal other fixed assets	26,374	2,842	-	(1,124)	28,092	21,103	-	1,412	22,515	-	5,577	5,271

Properties:
Avda, de Mayo 595	7,339	-	-	-	7,339	3,084	-	234	3,318	-	4,021	4,255
Bouchard 551	160,657	-	-	-	160,657	12,415	-	2,328	14,743	-	145,914	148,242
Bouchard 710	72,499	60	-	-	72,559	8,222	-	1,026	9,248	-	63,311	64,277
Constitución 1111	1,338	-	-	-	1,338	484	-	43	527	-	811	854
Constitución 1159	8,762	-	-	-	8,762	-	-	-	-	(1,814)	6,948	6,387
Costeros Dique IV	23,337	-	(19,837)	-	3,500	4,814	(4,551)	547	810	-	2,690	18,523
Plot of land Catalinas Norte	102,666	6,231	-	248	109,145	-	-	-	-	-	109,145	102,666
Libertador 498 (5)	17,362	-	(2,891)	-	14,471	5,338	(895)	410	4,853	-	9,618	12,024
Madero 1020	363	-	-	-	363	166	-	21	187	-	176	197
Maipú 1300	52,716	-	-	-	52,716	15,812	-	1,383	17,195	-	35,521	36,904
Rivadavia 2768	334	-	-	-	334	143	-	26	169	-	165	191
Sarmiento 517	485	-	(485)	-	-	109	(124)	15	-	-	-	244
Suipacha 652	17,010	-	-	-	17,010	6,526	-	452	6,978	-	10,032	10,484
Torre BankBoston (3)	169,078	-	-	-	169,078	11,099	-	2,907	14,006	-	155,072	157,979
Museo Renault (4) (5)	8,503	-	(8,503)	-	-	860	(1,000)	140	-	-	-	7,643
Edificio República	230,757	48	-	19	230,824	15,222	-	4,750	19,972	-	210,852	215,535
Dique IV	67,093	-	-	-	67,093	4,875	-	2,252	7,127	-	59,966	62,218
Alto Palermo Park	622	-	(622)	-	-	80	(84)	4	-	-	-	542
Intercontinental	113,969	519	-	857	115,345	35,575	-	4,513	40,088	-	75,257	78,394
Thames (5)	8,955	-	(8,955)	-	-	5,058	(5,058)	-	-	-	-	3,897
Casona Abril	3,412	-	-	-	3,412	887	-	169	1,056	-	2,356	2,525
Subtotal properties	1,067,257	6,858	(41,293)	1,124	1,033,946	130,769	(11,712)	21,220	140,277	(1,814)	891,855	933,981
Total as of June 30, 2012	1,093,631	9,700	(41,293)	-	1,062,038	151,872	(11,712)	22,632	162,792	(1,814)	897,432
Total as of June 30, 2011	1,092,847	5,012	(4,228)	-	1,093,631	131,276	(986)	21,582	151,872	(2,507)		939,252

(1)	The accounting application of the depreciation for the year is set forth in Exhibit H.
(2)	Disclosed net of depreciation for the year amounting to Ps. 8 (Exhibit H), decrease in allowances for impairment of fixed assets Ps. 124 and recovery Ps. 561.
(3)	Includes Ps. 5,272 and Ps, 5,481 as of June 30, 2012 and 2011, respectively, related to goodwill generated in the purchase price allocation (See Note 1.5.I.).
(4)	Includes Ps. 2,951 as of June 30, 2011, related to goodwill generated in the purchase price allocation (See Note 1.5.I.).
(5)	See Notes 16 1. and 26.

Intangible assets
For the fiscal year beginning on July 1, 2011 and ended on June 30, 2012 compared with the year ended June 30, 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

Exhibit B

	Original Value				Amortization
	Value as of beginning of year	Additions and transfers	Deductions and transfers	Value as of year end	Accumulated as of beginning of year	For the year		Accumulated as of end of the year
						Additions, deductions and transfers	Amount (1)		Net carrying value as of June 30, 2012	Net carrying value as of June 30, 2011
Project development expenses	294	1,139	-	1,433	253	-	-	253	1,180	41
Total as of June 30, 2012	294	1,139	-	1,433	253	-	-	253	1,180
Total as of June 30, 2011	7,841	-	-	7,841	7,120	-	680	7,800		41

(1)	Amortizations are disclosed in Exhibit H.

Shares and other securities issued in series
Interest in other companies
Balance Sheets as of June 30, 2012 and June 30, 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina
Exhibit C

Issuer and types of securities	Currency	P.V.	Amount	Book value at June 30, 2012	Book value at June 30, 2011	Issuer’s information						Interest in capital stock
						Main activity	Legal address	Last financial statement
								Date	Capital stock (par value)	Income – (loss) for the year	Shareholders’ equity

Current investments
Boden 2012 (Exhibit G) (2)	US$	0.001		1	2
Boden 2013 (Exhibit G) (2)	US$	0.001		8	10
Total as of June 30, 2012				9
Total as of June 30, 2011					12

(1)	Not informed because the equity interest is less than 5%.
(2)	Not considered as cash for statement of cash flows purposes.

Shares and other securities issued in series
Interest in other companies
Balance Sheets as of June 30, 2012 and June 30, 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina
Exhibit C (Continued)

Issuer and types of securities	Class	P.V.	Amount	Book value at June 30, 2012	Book value at June 30, 2011	Issuer’s information						Interest in capital stock
						Main activity	Legal address	Last financial statement
								Date	Capital stock (par value)	Income – (loss) for the year	Shareholders’ equity

Palermo Invest S.A.	Common 1 vote	0.001	152,599,274	180,480	163,550	Investment	Bolívar 108 floor 1, Buenos Aires	06.30.12	152,699	16,930	180,836	99.93%
	Irrevoc. Contrib.			150	-
	Higher Inv. Value			328	5,479
	Eliminations			(28,083)	(29,987)

Hoteles Argentinos S.A.	Common 1 vote	0.001	15,366,841	17,444	16,883	Hotel operations	Av. Córdoba 680, Buenos Aires	06.30.12	19,209	(407)	23,394	80.00%
	Higher Inv. Value			1,055	1,189

Alto Palermo S.A. (1)	Common 1 vote	0.001	120,411,029	791,390	753,545	Real estate investments	Moreno 877 floor 22, Buenos Aires	06.30.12	125,989	327,842	828,047	95.57%
	Goodwill			(335,720)	(341,735)
	Higher Inv. Value			485,652	488,094
	Eliminations			(26,567)	(4,314)

Llao Llao Resorts S.A.	Common 1 vote	0.001	72,330,206	35,521	50,658	Hotel operations	Florida 537 floor 18, Buenos Aires	06.30.12	147,160	(30,532)	95,457	49.15%
	Irrevoc. Contrib.			10,850	-
	Higher Inv. Value			125	138

Shares and other securities issued in series
Interest in other companies
Balance Sheets as of June 30, 2012 and June 30, 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina
Exhibit C (Continued)

Issuer and types of securities	Class	P.V.	Amount	Book value at June 30, 2012	Book value at June 30, 2011	Issuer’s information						Interest in capital stock
						Main activity	Legal address	Last financial statement
								Date	Capital stock (par value)	Income – (loss) for the year	Shareholders’ equity

Banco de Crédito & Securitización S.A.	Common 1 vote.	0.001	3,984,375	8,792	6,117	Banking	Tte Gral Perón 655, Buenos Aires	06.30.12	(3) 62,500	(3) (14,937)	(3) 133,636	6.38%

Ritelco S.A.	Common 1 vote	0.001	181,016,717	254,780	242,106	Investment	Zabala 1422 Montevideo	06.30.12	66,970	12,674	282,120	100.00%
	Irrevoc. Contrib.			27,340	27,340		Uruguay
	Eliminations			(176)	(190)

Banco Hipotecario S.A. (2)	Common 1 vote	0.001	75,000,000	176,238	158,397	Banking	Reconquista 151 floor 1	06.30.12	(3) 1,500,000	(3) 156,816	(3) 3,369,194	5.00%
	Goodwill			(1,641)	(1,784)		Buenos Aires
	Higher Inv. Value			8	11

Canteras Natal Crespo S.A.	Common 1 vote	0.001	3,223,565	179	732	Extraction and	Caseros 85 floor 3,	06.30.12	6,447	(2,519)	1,243	50.00%
	Higher Inv. Value			5,161	5,161	sale of arids	Office 33
	Irrevoc. Contrib.			443	435		Córdoba

Inversora Bolívar S.A.	Common 1 vote	0.001	78,624,477	231,180	215,730	Acquisition, building	Bolívar 108 floor 1,	06.30.12	82,649	15,752	247,284	95.13%
	Irrevoc. Contrib.			48	-		Buenos Aires
	Higher Inv. Value			6,428	-

Quality Invest S.A. (7)	Common 1 vote	0.001	-	-	(18)	Real estate investments	Bolívar 108 floor 1,	06.30.12	-	-	-	50.00%
	Irrevoc. Contrib.			-	21,792		Buenos Aires

E-Commerce Latina S.A.	Common 1 vote	0.001	82,193,824	202,535	184,496	Direct or indirect interest	Florida 537 floor 18,	06.30.12	82,194	18,039	202,585	100.00%
	Irrevoc. Contrib.			50	-	in companies related to communication but not limited	Buenos Aires

CYRSA S.A. (4)	Common 1 vote	0.001	119,608,531	125,281	127,644	Real estate investments	Bolívar 108, floor 1,	06.30.12	239,217	(4,727)	250,561	50.00%
	Purchase expenses			-	1		Buenos Aires

Shares and other securities issued in series
Interest in other companies
Balance Sheets as of June 30, 2012 and June 30, 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina
Exhibit C (Continued)

Issuer and types of securities	Class	P.V.	Amount	Book value at June 30, 2012	Book value at June 30, 2011	Issuer’s information						Interest in capital stock
						Main activity	Legal address	Last financial statement
								Date	Capital stock (par value)	Income – (loss) for the year	Shareholders’ equity

Solares de Santa María S.A.	Common 1 vote	0.001	298,855,025	297,286	296,590	Real estate investments	Bolívar 108, floor 1	06.30.12	330,472	(780)	329,295	90.43%
	Eliminations			(166,521)	(166,521)		Buenos Aires
	Irrevoc. Contrib.			505	-

Manibil S.A.	Common 1 vote	0.001	23,897,880	28,717	27,671	Real estate investment and	Av. Del Libertador 498 floor 10 Office 6	06.30.12	48,772	2,133	58,606	49.00%
	Goodwill			10	10	building	Buenos Aires

Tyrus S.A.	Common 1 vote	0.001	2,669,046,796	640,215	420,244	Investment	Colonia 810/403	06.30.12	465,523	4,017	640,215	100.00%
	Irrevoc. Contrib.			-	164,639		Montevideo, Uruguay
	Goodwill			(46)	(46)
	Purchase expenses			-	21

Unicity S.A. (6)	Common 1 vote	0.001	36,301,221	27,840	27,749	Investment	Bolívar 108, floor 1	06.30.12	40,963	(196)	31,625	88.62%
	Irrevoc. Contrib.			186	-		Buenos Aires

Nuevas Fronteras S.A.	Common 1 vote	0.001	57,256,512	52,949	54,070	Hotel operations	Moreno 809 floor 2	06.30.12	75,004	7,743	85,996	76.34%
	Minor Inv. value			(18,064)	(19,045)		Buenos Aires

Shares and other securities issued in series
Interest in other companies
Balance Sheets as of June 30, 2012 and June 30, 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina
Exhibit C (Continued)

Issuer and types of securities	Class	P.V.	Amount	Book value at June 30, 2012	Book value at June 30, 2011	Issuer’s information						Interest in capital stock
						Main activity	Legal address	Last financial statement
								Date	Capital stock (par value)	Income – (loss) for the year	Shareholders’ equity

Doneldon S.A. (8)	Common 1 vote	0.001	720,000	(20)	-	Interest in other	Rincon 468, floor 7	06.30.12	720	(20)	(20)	100.00%
	Goodwill			28	-	commercial companies	Montevideo, Uruguay
						in Uruguay or abroad

Sedelor S.A. (8)	Common 1 vote	0.001	460,000	(20)	-	Interest in other	Rincon 468, floor 7	06.30.12	460	(21)	(20)	100.00%
	Goodwill			25	-	commercial companies	Montevideo, Uruguay
						in Uruguay or abroad

Alafox S.A. (8)	Common 1 vote	0.001	450,000	(29)	-	Interest in other	Rincon 468, floor 7	06.30.12	720	(27)	(29)	100.00%
	Goodwill			31	-	commercial companies	Montevideo, Uruguay
						in Uruguay or abroad

Efanur S.A. (8)	Common 1 vote	0.001	450,000	7,035	-	Interest in other	Rincon 468, floor 7	06.30.12	47,199	4,682	54,028	100.00%
	Goodwill			28	-	commercial companies	Montevideo, Uruguay
	Irrevoc. Contrib.			46,994		in Uruguay or abroad

Codalis S.A. (8)	Common 1 vote	0.001	450,000	(28)	-	Interest in other	Rincon 468, floor 7	06.30.12	450	(28)	(28)	100.00%
	Goodwill			28	-	commercial companies	Montevideo, Uruguay
						in Uruguay or abroad

Advances for share purchases (5)				-	259

Total non-current investments as of June 30, 2012				3,086,420
Total non-current investments as of June 30, 2011					2,897,111

(1)	Quotation price of APSA´s shares at June 30, 2012 Ps. 22.3. Quotation price of APSA´s shares at June 30, 2011 Ps. 23.5. (See Note 16 2. and 18 2.).
(2)	Quotation price of Banco Hipotecario´s shares at June 30, 2012 Ps. 1.23. Quotation price of Banco Hipotecario´s shares at June 30, 2011 Ps. 2.36. (See Note 16.6.)
(3)
The amounts pertain to the financial statements of Banco Hipotecario S.A. and of Banco de Crédito & Securitización S.A. were prepared in accordance with the Argentine Central Bank requirements. For the purpose of valuating the Company´s investment, the necessary adjustments were considered in order to adjust the financial statements to generally accepted accounting principles in Argentina.

(4)	See Note 22.A.1. to the Consolidated Financial Statement.
(5)	See Note 16.10. and Exhibit G.
(6)	See Note 16.7.
(7)	See Note 16.9.
(8)	See Note 16.12.

Other investments
Balance Sheets as of June 30, 2012 and June 30, 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

Exhibit D

Items	Value as of June 30, 2012	Value as of June 30, 2011
Others Current Investments
Mutual funds (Exhibit G)	2,961	20,056
Stock Shares, in foreign currency (Exhibit G)	11,643	2,892
Note APSA 2012 – Accrued interest (Note 12.a.) (1)	-	77
APSA Note 2012 (Note 12.a.) (1)	-	13,290
Convertible Notes APSA 2014 – Accrued interest (Note 12.a. and Exhibit G) (1)	6,534	5,861
Total current investments as of June 30, 2012	21,138
Total current investments as of June 30, 2011		42,176

Other Non-current Investments
Pilar	3,408	3,408
Isla Sirgadero, Plot of land	2,895	2,895
San Luis, Plot of land	1,584	1,584
Intercontinental Plaza	1,564	1,564
Puerto Retiro	-	1,286
Pontevedra, Plot of land	918	918
Mariano Acosta, Plot of land	804	804
Merlo, Plot of land	639	639
Subtotal undeveloped parcels of land	11,812	13,098

Convertible Notes APSA 2014 (Note 12.a. and Exhibit G) (1)	143,679	130,444
Hersha Hospitality Trust	9,448	8,169
TGLT S.A. (Note 16.8)	86	86
Other investments	302	344
Subtotal other investments	153,515	139,043
Total Other non-current Investments as of June 30, 2012	165,327
Total Other non-current Investments as of June 30, 2011		152,141

(1)	See Note 23 A.1.and 23 A.2.to the Consolidated Financial Statements and Note 18.1 to the Basic Financial Statements.

Allowances and Reserves
For the fiscal year beginning on July 1, 2011 and ended on June 30, 2012 compared with the year ended June 30, 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

Exhibit E

Items	Balances as of beginning of year	Additions	Deductions	Carrying values as of June 30, 2012	Carrying values as of June 30, 2011
Deducted from assets:
Allowance for doubtful accounts (1)	9,822	938	(5,977)	4,783	9,822
Allowance for impairment of fixed assets (2)	2,507	-	(693)	1,814	2,507
Total as of June 30, 2012	12,329	938	(6,670)	6,597
Total as of June 30, 2011	13,631	5,741	(7,043)		12,329

Deducted from liabilities:
Provision for contingencies (3)	1,082	6,091	(100)	7,073	1,082
Total as of June 30, 2012	1,082	6,091	(100)	7,073
Total as of June 30, 2011	631	488	(37)		1,082

(1)	Increases and decreases are disclosed in Exhibit H and not includes Ps. 5,444 corresponding to uses.
(2)	The decreases are related to amortization and deductions, disclosed in Exhibit H, and to the recovery disclosed in the Statement of Income.
(3)	Variation is disclosed in Note 11, net.

Cost of Sales, Leases and Services
For the fiscal years ended June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

Exhibit F

Items	Total as of June 30, 2012	Total as of June 30, 2011
I. Cost of sales
Stock as of beginning of year	73,664	91,589
Plus:
Purchases for the year	36	1,230
Restitution of assets for mortgage foreclosure	-	471
Expenses (Exhibit H)	2,988	4,526
Reversal of Cyrsa	-	(14,176)
Caballito plot of land barter (TGLT) (2)	206	51,999
Transfer of Dique IV	15,286	-
Transfer from undeveloped parcels of land	-	3,030
Transfer of Sarmiento 517	361	-
Transfer of Thames (1) (3)	5,311	-
Transfer of Alto Palermo Park	536	-
Transfer of Museo Renault (1)	7,503	-
Transfer of Libertador 498 (1) (3)	2,743	2,100
Gain from recognition of inventories at net realizable value	28,033	17,273
Cost of sale Dock del Plata	-	847
Less:
Stock as of year-end	(68,739)	(73,664)
Cost of properties sold	67,928	85,225
II. Cost of leases and services
Expenses (Exhibit H)	29,620	29,403
Cost of leases and services	29,620	29,403
Total costs of sales, leases and services	97,548	114,628

(1)	See Note 16.1.
(2)	See Note 16.11.
(3)	Includes Ps. 1,414 for Thames and Ps. 747 of Libertador 498 corresponding to unrecoverable VAT receivable calculated annually.

Foreign Currency Assets and Liabilities
Balance Sheets as of June 30, 2012 and June 30, 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina
Exhibit G

Items	Currency	Amount of foreign currency	Current exchange rate	Total as of June 30, 2012	Total as of June 30, 2011
Assets
Current assets
Cash and Banks
Cash on hand	US$	3	4.487	12	60
Cash on hand	Euros	-	5.674	-	18
Cash on hand	Pounds	1	7.037	7	7
Cash on hand	Real	1	2.03	2	2
Banks accounts	US$	16,369	4.487	73,448	25,507
Banks accounts	Euros	78	5.674	445	91
Banks accounts	Pounds	0.17	7.037	1	-
Investments
Boden 2012	US$	-	4.487	1	2
Boden 2013	US$	2	4.487	8	10
Mutual funds	US$	637	4.487	2,858	20,056
Accrued interest Convertible Notes APSA 2014	US$	1,443	4.527	6,534	5,861
Stock shares	Euros	1,091	5.674	6,191	2,892
Stock shares	US$	1,215	4.487	5,452	-
Accounts receivable, net
Trade receivables, leases receivables and services	US$	4,560	4.487	20,461	26,766
Related parties	US$	759	4.527	3,436	2,464
Other receivables
Related parties	US$	1,002	4.527	4,536	46,178
Others	US$	249	4.487	1,117	1,111
Total current assets				124,509	131,025
Non-current assets
Accounts receivable, net
Trade receivables, leases receivables and services	US$	1,659	4.487	7,445	1,885
Other receivables
Related parties	US$	10,579	4.527	47,891	-
Guarantee deposits	US$	3	4.487	13	-
Investments
Convertible Notes APSA 2014	US$	31,738	4.527	143,679	130,444
Advance for share purchases (See Note 16.10)	US$	-	-	-	259
Total non-current assets				199,028	132,588
Total Assets as of June 30, 2012				323,537
Total Assets as of June 30, 2011					263,613

Liabilities
Current liabilities
Trade accounts payable
Trade accounts payable	US$	240	4.527	1,086	1,056
Trade accounts payable	Euros	-	5.736	-	15
Related parties	US$	269	4.527	1,218	2,475
Customer advances	US$	268	4.527	1,213	2,140
Related parties	US$	555	4.527	2,512	-
Short-term debts	Euros	-	5.586	-	133
Short-term debts	US$	21,999	4.527	99,587	82,072
Other liabilities
Related parties	US$	188	4.527	851	6,318
Guarantee deposits	US$	286	4.527	1,296	2,082
Total current liabilities				107,763	96,291
Non-current liabilities
Long-term debts	US$	322,505	4.527	1,459,980	1,247,884
Other liabilities
Related parties	US$	-	4.527	-	55,124
Guarantee deposits	US$	1,509	4.527	6,832	4,743
Total non-current liabilities				1,466,812	1,307,751
Total Liabilities as of June 30, 2012				1,574,575
Total Liabilities as of June 30, 2011					1,404,042
(1)	Official selling and buying exchange rate as of June 30, 2012 in accordance with Banco Nación records.

Information required by Law 19,550, section 64, paragraph b)
For the fiscal year beginning on July 1, 2011 and ended on June 30, 2012 and 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina
Exhibit H

Items	Total as of June 30, 2012	Cost of property leased	Cost of properties sold	Expenses	Cost of recovered expenses	Expenses		Total as of June 30, 2011
						Administrative	Selling
Interest	-	-	-	(8)	8	-	-	-
Depreciation and amortization	22,624	21,074	-	-	-	1,550	-	22,249
Salaries,bonuses and social security contributions	32,490	621	92	11,122	(11,122)	26,400	5,377	22,313
Fees and payments for services	10,688	470	263	2,289	(2,289)	9,575	380	6,116
Directors fees	23,275	-	-	-	-	23,275	-	23,443
Bank charges	532	-	-	-	-	532	-	113
Gross revenue tax	4,443	-	-	41	(41)	-	4,443	5,169
Maintenance of buildings	8,752	5,787	2,633	11,662	(11,662)	332	-	10,774
Commissions and property sales charges	5,710	-	-	25	(25)	-	5,710	4,738
Travel expenses	645	-	-	-	-	645	-	1,081
Lease expenses	705	-	-	8,183	(8,183)	705	-	538
Caja de Valores and Bolsa de Comercio	761	-	-	-	-	761	-	365
Advertising	2,481	-	-	-	-	-	2,481	2,020
Traveling, transportation and stationery	440	-	-	23	(23)	386	54	427
Subscriptions and publications	948	-	-	130	(130)	948	-	593
Utilities and postage	387	242	-	7,549	(7,549)	124	21	212
Doubtful accounts	938	-	-	-	-	-	938	6,054
Recovery of doubtful accounts	(533)	-	-	-	-	-	(533)	(6,010)
Taxes, rates and contributions	2,900	1,426	-	9,428	(9,428)	1,474	-	13,075
Other expenses of personnel administration	1,136	-	-	266	(266)	1,136	-	1,211
Insurances	118	-	-	849	(849)	118	-	107
Training	176	-	-	5	(5)	176	-	160
Surveillance	2	-	-	6,581	(6,581)	2	-	-
Notary expenses	246	-	-	-	-	246	-	114
Others	1,385	-	-	401	(401)	1,114	271	1,357
Recovery expenses	-	-	-	(58,546)	58,546	-	-	-
Total as of June 30, 2012	121,249	29,620	2,988	-	-	69,499	19,142
Total as of June 30, 2011		29,403	4,526	-	-	70,319	11,971	116,219

Breakdown by maturity date of main assets and liabilities
Balance Sheet as of June 30, 2012 and June 30, 2011
In thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

Exhibit I

	Without term	With maturity date											Total	Interest
		Falling due	To due									Total with term		No accrued	Accrued
			Up to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 years on	Total to due				Fixed rate	Variable rate
June 30, 2012

Assets
Investments	14,916	-	6,533	-	-	-	-	143,679	-	-	150,212	150,212	165,128	11,954	150,213	2,961
Receivables	76,875	15,196	46,037	1,408	618	2,468	61,113	347	561	-116	112,436	127,632	204,507	155,402	47,855	1,250
Liabilities
Short and long-term debt	-	-	236,106	48,834	49,873	89,068	87,710	74,944	-1,584	1,341,601	1,926,552	1,926,552	1,926,552	77,812	1,645,588	203,152
Other liabilities	22,490	-	131,268	8,103	-	-	13,103	71	36,412	11,823	200,780	200,780	223,270	175,573	47,697	-

June 30, 2011

Assets
Investments	23,492	-	5,861	6,722	-	6,645	-	-	130,444	-	149,672	149,672	173,164	9,374	143,734	20,056
Receivables	56,914	25,695	33,545	48,139	9,870	1,882	2,325	361	180	3,156	99,458	125,153	182,067	117,423	64,139	505
Liabilities
Short and long-term debt	-	-	468,386	747	-396	57,189	26,001	-1,584	-1,584	1,215,287	1,764,046	1,764,046	1,764,046	395,876	1,368,170	-
Other liabilities	46,876	-	40,615	6,541	170	8,875	1,835	20,596	38,056	167	116,855	116,855	163,731	102,740	5,861	55,130

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
Balance Sheet as of June 30, 2012
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

1.	Specific and significant legal systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.
Significant changes in the Company´s activities or other similar circumstances that occurred during the fiscal years included in the financial statements, which affect their comparison with financial statements filed in previous fiscal years, or that could affect those to be filed in future fiscal years.

See Note 1.4.

3.	Receivables and liabilities by maturity date

		Falling due (Point 3.a.)	Without term (Point 3.b.)	Without term (Point 3.b.)	To be due (Point 3.c.)
06.30.2012	Concepts		Current	Non-current	Up to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 years on	Total
Receivables	Accounts receivable, net	15,196	-	-	21,216	9	6	886	7,445	-	-	-	44,758
	Other receivables	-	233	76,642	24,821	1,399	612	1,582	53,668	347	561	(116)	159,749
	Total	15,196	233	76,642	46,037	1,408	618	2,468	61,113	347	561	(116)	204,507
Liabilities	Trade accounts payable	-	-	-	20,042	-	-	-	-	-	-	-	20,042
	Customers advances	-	-	9	7,026	-	-	-	-	-	-	-	7,035
	Short and long-term debts	-	-	-	236,106	48,834	49,873	89,068	87,710	74,944	(1,584)	1,341,601	1,926,552
	Salaries and social security payable	-	-	-	5,151	-	-	-	-	-	-	-	5,151
	Taxes payable	-	6,961	15,520	4,391	8,103	-	-	300	-	-	-	35,275
	Other liabilities	-	-	-	93,783	-	-	-	6,605	71	36,412	11,823	148,694
	Provisions	-	-	-	875	-	-	-	6,198	-	-	-	7,073
	Total	-	6,961	15,529	367,374	56,937	49,873	89,068	100,813	75,015	34,828	1,353,424	2,149,822

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
Balance Sheet as of June 30, 2012
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

4.a.	Breakdown of accounts receivable and liabilities by currency and maturity

Concepts		Current			Non-current			Totals
		Local currency	Foreign currency	Total	Local currency	Foreign currency	Total	Local currency	Foreign currency	Total

Receivables	Accounts receivable, net	13,416	23,897	37,313	-	7,445	7,445	13,416	31,342	44,758
	Other receivables	22,994	5,653	28,647	83,198	47,904	131,102	106,192	53,557	159,749
	Total	36,410	29,550	65,960	83,198	55,349	138,547	119,608	84,899	204,507
Liabilities	Trade accounts payable	15,226	4,816	20,042	-	-	-	15,226	4,816	20,042
	Customers advances	5,813	1,213	7,026	9	-	9	5,822	1,213	7,035
	Short and long-term debts	324,294	99,587	423,881	42,691	1,459,980	1,502,671	366,985	1,559,567	1,926,552
	Salaries and social security payable	5,151	-	5,151	-	-	-	5,151	-	5,151
	Taxes payable	19,455	-	19,455	15,820	-	15,820	35,275	-	35,275
	Other liabilities	91,636	2,147	93,783	48,079	6,832	54,911	139,715	8,979	148,694
	Provisions	875	-	875	6,198	-	6,198	7,073	-	7,073
	Total	462,450	107,763	570,213	112,797	1,466,812	1,579,609	575,247	1,574,575	2,149,822

4.b.	Breakdown of accounts receivable and liabilities by adjustment clause

On June 30, 2012 there are not receivable and liabilities subject to adjustment clause.

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
Balance Sheet as of June 30, 2012
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

4.c.	Breakdown of accounts receivable and liabilities by interest clause

Concepts		Current				Non-current				Accruing interest		Non Accruing interest	Total
		Accruing interest		Non accruing interest	Total	Accruing interest		Non accruing interest	Total
		Fixed rate	Variable rate			Fixed rate	Variable rate			Fixed rate	Variable rate
Receivables	Accounts receivable, net	-	-	37,313	37,313	-	-	7,445	7,445	-	-	44,758	44,758
	Other receivables	-		28,647	28,647	47,855	1,250	81,997	131,102	47,855	1,250	110,644	159,749
	Total	-	-	65,960	65,960	47,855	1,250	89,442	138,547	47,855	1,250	155,402	204,507
Liabilities	Trade accounts payable	-	-	20,042	20,042	-	-	-	-	-	-	20,042	20,042
	Customers advances	-	-	7,026	7,026	-	-	9	9	-	-	7,035	7,035
	Short and long-term debts	172,620	152,096	99,165	423,881	1,472,968	51,056	(21,353)	1,502,671	1,645,588	203,152	77,812	1,926,552
	Salaries and social security payable	-	-	5,151	5,151	-	-	-	-	-	-	5,151	5,151
	Taxes payable	-	-	19,455	19,455	-	-	15,820	15,820	-	-	35,275	35,275
	Other liabilities	-	-	93,783	93,783	47,697	-	7,214	54,911	47,697	-	100,997	148,694
	Provisions	-	-	875	875	-	-	6,198	6,198	-	-	7,073	7,073
	Total	172,620	152,096	245,497	570,213	1,520,665	51,056	7,888	1,579,609	1,693,285	203,152	253,385	2,149,822

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
Balance Sheet as of June 30, 2012
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

5.	Related parties

a.	Interest in related parties. See Exhibit C to the Financial Statements.

b.	Related parties debit/credit balances. See Note 12 to the Financial Statements.

6.	Loans to directors

See Note 12 to the Financial Statements.

7.	Inventories

In view of the nature of the inventories, no physical inventories are performed and there are no slow turnover assets.

8.	Current values

See Notes 1.5.c., 1.5.h. and 1.5.i to the Financial Statements.

9.	Appraisal revaluation of fixed assets

None.

10.	Obsolete unused fixed assets

None.

11.	Equity interest in other companies in excess of that permitted by section 31 of law N° 19,550

None.

12.	Recovery values

See Notes 1.5.h., 1.5.i., 1.5.j., 1.5.k and 1.5.q. to the Financial Statements.

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
Balance Sheet as of June 30, 2012
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

13.	Insurances

Insured Assets

Real Estate	Insured amounts (1)	Accounting values	Risk covered
EDIFICIO REPÚBLICA	79,637	210,852	All operational risk with additional coverage and minor risks
BOUCHARD 551	63,303	145,914	All operational risk with additional coverage and minor risks
TORRE BANKBOSTON	69,800	155,072	All operational risk with additional coverage and minor risks
BOUCHARD 710	32,716	63,311	All operational risk with additional coverage and minor risks
LIBERTADOR 498	3,423	9,618	All operational risk with additional coverage and minor risks
MAIPU 1300	21,312	35,521	All operational risk with additional coverage and minor risks
MORENO 877	40,916	75,257	All operational risk with additional coverage and minor risks
SUIPACHA 652	14,084	10,032	All operational risk with additional coverage and minor risks
JUANA MANSO 295	18,697	2,690	All operational risk with additional coverage and minor risks
DIQUE IV	5,261	59,966	All operational risk with additional coverage and minor risks
AVDA. DE MAYO 595	4,255	4,021	All operational risk with additional coverage and minor risks
ALTO PALERMO PARK	172	536	All operational risk with additional coverage and minor risks
MADERO 1020	179	176	All operational risk with additional coverage and minor risks
RIVADAVIA 2768	305	165	All operational risk with additional coverage and minor risks
CONSTITUCIÓN 1159	79	6,948	All operational risk with additional coverage and minor risks
CONSTITUCIÓN 1111	79	811	All operational risk with additional coverage and minor risks
CASONA ABRIL	9,713	2,356	All operational risk with additional coverage and minor risks
SUBTOTAL	363,931	783,246
SINGLE POLICY	15,000	-	Third party liability

(1)	The insured amounts are in thousands of U.S. dollars.

In our opinion, the above-described insurance policies cover current risks adequately.

14.	Allowances and provisions that, taken individually or as a whole, exceed 2 % of the shareholder´s equity

None.

15.	Contingent situations at the date of the financial statements which probabilities are not remote and the effects on the Company´s financial position have not been recognized

Not applicable.

16.	Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions

Not applicable.

17.	Unpaid accumulated dividends on preferred shares

None.

18.	Restrictions on distributions of profits

See Note 14.b. and 17 to the Financial Statements.

Autonomous City of Buenos Aires, September 10, 2012.

Business Overview

In thousands of pesos

Free translation from the original prepared in Spanish for publications in Argentina

1.	Brief comments on the Company’s activities during the year, including references to significant events after the end of the year.

See attached.

2.	Consolidated Shareholders’ equity structure as compared with the same year for the four previous years.

	06.30.12	06.30.11	06.30.10	(1)	06.30.09	(1)	06.30.08	(1)
Current assets	963,050	1,045,180	1,190,332		891,869		893,842
Non- current assets	5,637,515	5,258,425	4,443,109		4,044,118		3,578,130
Total	6,600,565	6,303,605	5,633,441		4,935,987		4,471,972
Current liabilities	1,280,467	1,305,757	1,341,620		974,890		742,267
Non-current liabilities	2,621,890	2,379,229	1,325,668		1,401,054		1,348,812
Subtotal	3,902,357	3,684,986	2,667,288		2,375,944		2,091,079
Minority interest	362,929	304,932	563,107		464,381		456,715
Shareholders’ equity	2,335,279	2,313,687	2,403,046		2,095,662		1,924,178
Total	6,600,565	6,303,605	5,633,441		4,935,987		4,471,972

(1)	Amounts have not been revised to account for the adjustments to retained earnings following the recognition of deferred income taxes, as indicated in Note 1.5.o. to the Basic Financial Statements.

3.	Consolidated result structure as compared with the same year for the four previous years.

	06.30.12	06.30.11	06.30.10 (1)	06.30.09 (1)	06.30.08 (1)
Operating income	734,390	585,401	539,731	295,716	254,842
Amortization of negative goodwill, net	18,145	17,427	1,641	1,602	1,638
Financial results, net	(442,991)	(282,246)	(165,096)	(136,381)	(76,742)
Gain (Loss) in equity investments	116,766	138,420	160,416	61,542	(13,209)
Other expenses, net:	(29,827)	(14,609)	(10,311)	(8,855)	(5,642)
Net gain before taxes	396,483	444,393	526,381	213,624	160,887
Income tax / MPIT	(102,683)	(91,203)	(148,427)	(80,334)	(78,112)
Minority interest	(13,719)	(58,405)	(43,453)	25,345	(27,900)
Net income for the year	280,081	294,785	334,501	158,635	54,875

(1)	Amounts have not been revised to account for the adjustments to retained earnings following the recognition of deferred income taxes, as indicated in Note 1.5.o. to the Basic Financial Statements.

Business Overview

In thousands of pesos

Free translation from the original prepared in Spanish for publications in Argentina

4.	Statistical data as compared with the same year for the four previous years.

Summary of properties sold in units and in thousands of pesos.

	As of:
	06.30.12	06.30.11	06.30.10	06.30.09	06.30.08
Apartments & Loft Buildings
Alto Palermo Park	-	1,555	-	-	-
Torre Renoir II	-	-	142	53,798	56,591
Edificios Cruceros	-	-	117	-	1,262
Concepción Arenal y Dorrego 1916	-	-	-	-	49
Barrio Chico	371	-	-	2,042	2,359
Mendoza plot of land	-	-	1,172	-	-
Torres de Rosario	9,190	1,530	-	-	-
Barter Credit Caballito Plot of land (Koad)	-	39,170	-	-	-
Caballito Nuevo	9,248
Torres de Abasto	-	-	-	319	295
Torres Jardín	-	44	-	554	577
Horizons	124,176	92,362	-	-	-
Others	-	-	-	568	-

Residential Communities
Abril	-	1,607	5,067	9,904	4,030
El Encuentro	10,260	20,665	3,482	-	-
Villa Celina I, II y III	-	-	-	76	-

Undeveloped parcel of lands
Pereiraola	-	-	46,311	-	-
Canteras Natal Crespo	64	63	21	29	57
Barter Caballito plot of land	-	52,658	-	-	19,152
Rosario plot of land	27,273	22,931	-	7,644	3,428
Thames	20,022	-	-	-	-
C. Gardel 3134	-	934	-	-	-
C. Gardel 3128	-	887	-	-	-
Neuquén	-	9,102	-	-	-
Beruti plot of land	-	75,373	-	-	-
Torre Jardin IV	-	11,480	-	-	-
Agüero 596	-	-	-	1,041	-
Others	-	148	-	-	-

Others
Museo Renault	47,927	-	-	-	-
Costeros Dique IV	69,040	-	-	-	-
Costeros Dique II	-	-	68,580	-	-
Bouchard 551	-	-	-	-	108,423
Dock del Plata	-	-	42,136	42,070	-
Libertador 498	10,600	10,504	46,608	36,350	-
Libertador 602	-	-	10,948	-	-
Sarmiento 517	233	-	-	-	-
Torre BankBoston	-	-	-	6,850	-
Laminar	-	-	-	74,510	-
Reconquista	-	-	-	31,535	-
Madero 940	-	-	-	6,137	-
Locales Crucero I	-	-	-	2,006	-
Madero 1020	-	-	71	1,830	476
Others	-	61	912	3,099	112
	328,404	341,074	225,567	280,362	196,811

Business Overview

In thousands of pesos

Free translation from the original prepared in Spanish for publications in Argentina

5.	Key ratios as compared with the same period for the four previous years.

	06.30.12		06.30.11		06.30.10	(1)		06.30.09	(1)		06.30.08	(1)
Liquidity ratio
Current assets	963,050	=0.75	1,045,180	=0.80	1,190,332		=0.89	891,869		=0.91	893,842		=1.20
Current liabilities	1,280,467		1,305,757		1,341,620			974,890			742,267

Indebtedness ratio
Total liabilities	3,902,357	=1.67	3,684,986	=1.59	2,667,288		=1.11	2,375,944		=1.13	2,091,079		=1.09
Shareholders’ equity	2,335,279		2,313,687		2,403,046			2,095,662			1,924,178

Solvency
Shareholders’ equity	2,335,279	=0.60	2,313,687	=0.63	2,403,046		=0.90	2,095,662		=0.88	1,924,178		=0.92
Total liabilities	3,902,357		3,684,986		2,667,288			2,375,944			2,091,079

Immobilized Capital
Non- current assets	5,637,515	=0.85	5,258,425	=0.83	4,443,109		=0.79	4,044,118		=0.82	3,578,130		=0.80
Total assets	6,600,565		6,303,605		5,633,441			4,935,987			4,471,972

(1)	Amounts have not been revised to account for the adjustments to retained earnings following the recognition of deferred income taxes, as indicated in Note 1.5.o.to the Basic Financial Statements.

6.	Progress in complying with the IFRS implementation plan

The Company will fully adopt IFRS as from the fiscal year beginning on July 1, 2012. The adoption of these standards has led to changes in the Company’s accounting policies, which shall be recognized in the financial statements as of June 30, 2013. This change in accounting policies is disclosed in Note 26 to the Consolidated Financial Statements.

7.	Brief comment on the outlook for the coming year.

See attached.

Free translation from the original prepared in Spanish for publication in Argentina

Report of Independent Auditors

To the Shareholders, President and Board of Directors of
IRSA Inversiones y Representaciones Sociedad Anónima
Bolivar 108 – 1st floor - Autonomous City of Buenos Aires
C.U.I.T.: 30-52532274-9

1.
We have audited the accompanying balance sheets of IRSA Inversiones y Representaciones Sociedad Anónima at June 30, 2012 and 2011, and the related statements of income, of changes in shareholders’ equity and of cash flows for the years then ended and the complementary Notes 1 to 26 and Exhibits A to I. Furthermore, we have audited the consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima and its subsidiaries for the year ended on June 30, 2012, which are presented as complementary information. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

2.
We conducted our audits in accordance with auditing standards in force in Argentina. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and to form an opinion on the reasonableness of relevant information contained in the financial statements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We consider that our audits provide a reasonable basis for our opinion.

3.
As mentioned in Notes 26 to the consolidated financial statement and 25 to the basic financial statements attached, the items and figures reconciled in those notes are subject to changes and may only be considered final upon preparation of the annual financial standards for the year on which the International Financial Reporting Standards are applied for the first time.

4.	In our opinion:

a)
the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima set out in point 1. present fairly, in all material respects, its financial position at June 30, 2012 and the results of its operations, the changes in its shareholders’ equity and its cash flows for the year then ended, in conformity with accounting principles generally accepted in Argentina approved by the Professional Council of Economic Sciences of the Autonomous City of Buenos Aires.

b)
the consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima and its subsidiaries set out in point 1. present fairly, in all material respects, their consolidated financial position at June 30, 2012 and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in Argentina approved by the Professional Council of Economic Sciences of the Autonomous City of Buenos Aires.

Report of Independent Auditors (Cont.)

5.
On September 8, 2011 we issued our unqualified report on the balances at June 30, 2011, which are presented for comparative purposes. The figures corresponding to such fiscal year have been adjusted taking into account the criterion adopted in this fiscal year leading to the effects described in Note 1.5.o to the basic financial statements attached. We share that criterion since it matches the professional accounting standards in force in the Autonomous City of Buenos Aires.

6.	In accordance with current regulations we report that:

a)
the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima and its consolidated financial statements have been transcribed to the “Inventory and Balance Sheet Book” and comply, as regards those matters that are within our competence, with the Corporations Law and pertinent resolutions of the National Securities Commission;

b)
the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima arise from official accounting records carried in all formal respects in accordance with legal requirements that maintain the security and integrity conditions based on which they were authorized by the National Securities Commission;

c)
we have read the business highlights and the additional information to the notes to the financial statements required by sect. 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make; except for the information as of June 30, 2010, 2009 and 2008 of the business highlights, which is not in accordance with the adjustments of income from prior fiscal years arising from the deferred tax registration as indicated in Note 1.5.o to the basic financial statements attached.

d)
at June 30, 2012, the debt accrued in favor of the Integrated Pension and Survivors’ Benefit System according to the accounting records and to the calculations performed by the Company amounted to Ps. 341,764, which was not claimable at that date.

e)
we have applied money laundering abatement and anti-terrorist financing procedures foreseen in the professional standards issued by the Professional Council in Economic Sciences of the City of Buenos Aires.

Autonomous City of Buenos Aires, September 10, 2012.

PRICE WATERHOUSE & Co. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Norberto Fabián Montero Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 167 Fº 179	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 30 Marcelo Héctor Fuxman Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 134 Fº 85

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for Relationships with the Markets
Dated: October 12, 2012